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[redacted]

08002048

16

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: QRx Pharma Limited

*CURRENT ADDRESS: Suite 4.01
35 Lime Street
Sydney NSW 2000

**FORMER NAME: ______

**NEW ADDRESS: ______

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PROCESSED
APR 2 3 2008
THOMSON
FINANCIAL

FILE NO. 82- 35179 FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/22/08

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2008 APR 16 P 5:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE



QRx Pharma

PROSPECTUS

ABN 16 102 254 151

Underwriter and Lead Manager
JPMorgan

Co-Manager
ORD MINNETT

Co-Manager
PATERSONS

A fully underwritten initial public offering of 25 million Shares
... at an Offer Price of $2.00 each to raise $50 million

Underwriter and Lead Manager J.P. Morgan Australia Limited ABN 52 002 888 011
Co-Manager Ord Minnett Limited ABN 86 002 733 048
Co-Manager Patersons Securities Limited ABN [illegible]

IMPORTANT NOTICE

The Offer contained in this Prospectus is an invitation to apply for Shares in QRxPharma Limited (QRxPharma or the Company).

This Prospectus is dated 27 April 2007 and a copy of this Prospectus was lodged with ASIC on that date. This Prospectus expires on 27 May 2008. Neither ASIC nor the ASX takes responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates. No Applications will be accepted nor will Shares be issued on the basis of this Prospectus:

- earlier than seven days after lodgment of this Prospectus with ASIC or any longer period required by ASIC under section 727(3) of the Corporations Act (Exposure Period); or
- later than its expiry date.

NO REPRESENTATIONS OTHER THAN THIS PROSPECTUS

No person is authorised to provide any information or to make any representation in connection with the Offer described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by QRxPharma, the Underwriter or any other person in connection with the Offer.

The Offer does not take into account the investment objectives, nancial situation and particular needs of individual investors. It is important that investors read this Prospectus in its entirety before deciding to invest in the Shares and, in particular, in considering the prospects for QRxPharma, that they consider the risk factors that could affect the performance of QRxPharma. Investors should carefully consider these factors in light of their personal circumstances (including nancial and taxation issues) and seek professional guidance from their stockbroker, solicitor, accountant or other professional nancial advisor before deciding whether to invest. Some risk factors that investors should consider are outlined in Section 8.

OFFERING RESTRICTIONS APPLY

No action has been taken to register or qualify the Shares, or the Offer, or otherwise to permit the public offering of the Shares, in any jurisdiction outside Australia.

The distribution of this Prospectus within jurisdictions outside Australia may be restricted by law and persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws.

This Prospectus does not constitute an offer of shares in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

In particular, the Shares have not been and will not be registered under the US Securities Act and may not be offered or sold within the US or to, or for the account or bene t of, US persons, except in certain transactions exempt from, or not subject to, the registration requirements of the US Securities Act. In this section of the Prospectus, the term US person means (i) any individual resident in the US, (ii) any corporation, pension, pro t-sharing or other trust or other entity (including any such entity constituting an investment advisor acting with discretionary authority) whose of ce most directly involved with the purchase is located in the US or (iii) any person who is a US person as such term is de ned in Regulation S (as promulgated under the US Securities Act).

It is the responsibility of any overseas applicant to ensure compliance with all laws of any country relevant to his or her application. The return of a duly completed Application Form will be taken by the Company to constitute a representation and warranty that there has been no breach of such law and that all necessary approvals and consents have been obtained.



PROSPECTUS AVAILABILITY

A paper copy of this Prospectus will be provided free of charge to any person in Australia who requests a copy by contacting the QRxPharma Share Offer Infoline on 1800 612 532 during the period of the Offer.

ELECTRONIC PROSPECTUS

A copy of this Prospectus is available online at QRxPharma s website at www.qrxpharma.com

The electronic version of this Prospectus is available only to Australian residents who access, download or print the electronic version of the Prospectus in Australia. Persons who access the electronic version of this Prospectus should ensure that they download and read the entire Prospectus.

You must not pass the Application Form on to another person unless it accompanies a hard copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

EXPOSURE PERIOD

Applications received during the Exposure Period will not be accepted until after the expiry of that period. No preference will be conferred on Applications received during the Exposure Period.

DEFINED TERMS, AMOUNTS AND TIMES

All nancial amounts contained in this Prospectus are expressed in Australian currency unless otherwise stated. Throughout this Prospectus the assumed exchange rate between Australian dollars and US dollars is A$1.00 to US$0.78 unless otherwise stated. Some amounts in this document have been rounded and as a result some totals may not add up exactly. A reference to time in this Prospectus is a reference to Sydney, Australia time. De ned terms and abbreviations used in this Prospectus are explained in the Glossary.





KEY DETAILS OF THE OFFER

The Offer

QRxPharma Limited (QRxPharma or the Company) is seeking to raise $50 million through the fully underwritten Offer of 25 million new Shares at an Offer Price of $2.00 per Share. This Prospectus provides the opportunity to participate in the initial public offering of Shares in QRxPharma.

Number of existing Shares[1]	50 million
Number of new Shares offered under this Prospectus	25 million
Number of Shares on issue after the Offer	75 million
Offer Price per Share	$2.00
Market capitalisation at Offer Price after the Offer (undiluted)	$150 million

[1] This number includes all Shares that will be issued on conversion of existing convertible notes and preference shares on close of the Offer. See Sections 9.4.2 and 9.4.7 for further information.

Important Dates[2]

Prospectus lodged with ASIC	27 April 2007
Opening of the Broker Firm Offer	7 May 2007
Closing of the Broker Firm Offer (Closing Date)	16 May 2007
Expected settlement date	24 May 2007
Deferred Settlement trading on the ASX expected to commence	25 May 2007
Expected dispatch of transaction con. rmation statements	25 May 2007
Normal trading on the ASX expected to commence	28 May 2007

[2] These dates are indicative only and may change without notice. QRxPharma reserves the right to close the Offer early or extend the Closing Date or decide to withdraw or otherwise not to proceed with the Offer.

LETTER FROM THE CHAIRMAN



Dear Investor,

On behalf of the Directors, I invite you to become a shareholder of QRxPharma Limited.

QRxPharma is a clinical stage specialty pharmaceutical company focused on developing and commercialising therapies to treat disorders of the central nervous system. Our lead products comprise a patented combination of existing drugs, with a well defined path to regulatory approval and sales.

QRxPharma's most advanced asset is a "dual opioid" drug for the treatment of moderate to severe pain. Opioids are the most common form of drug used to treat moderate to severe pain. An immediate release tablet, using QRxPharma's dual opioid technology, is approved and ready to commence Phase III clinical trials for US regulatory approval; we expect to complete these trials in 2009. First sales are planned for 2010, and the proceeds of this Offer will be used to fully fund the Phase III trials and submission of a New Drug Application for US regulatory approval.

We intend to follow US regulatory approval with approvals for sales and marketing of QRxPharma's drugs in Europe, Australia and other markets.

The global market for pain therapies is large and well defined, particularly in the regulated and closely monitored market for moderate to severe pain that QRxPharma is targeting. In 2005, the target markets for our dual opioid drugs in the US alone had sales of US$6.6 billion.

We believe the clinical breakthrough that will underpin QRxPharma's commercial success is that our dual opioid formulation achieves pain relief at materially lower doses of active ingredient than other existing opioid drugs and, therefore, achieves significantly lower side effects and associated risk profile. Studies show that these benefits address crucially important unmet needs of doctors who prescribe pain drugs.

QRxPharma also has a pipeline of other patented clinical and preclinical stage drug candidates in the fields of pain therapy and neurodegenerative disease. These drugs represent a potentially valuable pipeline for commercialisation, once our dual opioid is in market.

QRxPharma has a world-class Board and Management team, and a highly distinguished International Scientific Advisory Board. All of these stakeholders have an important role to play in the future success of the Company.

I commend the Offer to you, and urge you to read this Prospectus. On behalf of the Board of Directors, I look forward to welcoming you as a shareholder.

Yours faithfully,



Peter C Farrell
Chairman


QRXPHARMA'S
PATENTED DUAL
OPIOID PRODUCES
ANALGESIA AT
MATERIALLY LOWER
DOSES OF DRUG THAN
EXISTING OPIOIDS



1. INVESTMENT OVERVIEW

1.1 QRXPHARMA KEY ASSETS AND MILESTONES

QRxPharma's key assets are patented "dual opioid" drugs for the treatment of moderate to severe pain. These combine existing drugs into new formulations with new clinical uses and shortened development paths. An immediate release tablet form of the dual opioid drug is ready to commence Phase III clinical trials for United States (US) regulatory approval.

QRxPharma believes the clinical breakthrough that will underpin its commercial success is that the dual opioid formulation achieves pain relief at materially lower doses than other existing opioid drugs, and therefore achieves a significantly lower side effect and associated risk profile. Studies show that these benefits address crucially important unmet needs of doctors who prescribe pain drugs.

QRxPharma's immediate release dual opioid tablet, Q8003IR, will commence Phase III clinical trials for US regulatory approval in late 2007. Completion of Phase III trials is scheduled for 2009, after which it is expected that approval will be sought for first US sales in 2010. Regulatory approval will also be sought for sales in Europe, Australia and other markets.

A controlled release formulation of Q8003IR targeting extended pain relief, Q8011CR, is also scheduled to commence Phase I clinical studies in 2007.

In addition to its dual opioid drug, QRxPharma has a pipeline of other clinical and preclinical stage drugs in the fields of pain therapy and neurodegenerative disorders.

1.2 MARKET OPPORTUNITY

A report by Jain PharmaBiotech in 2004, estimated that worldwide sales of pain drugs would total US$50 billion in 2005.

Within this market, sales of drugs targeting moderate to severe pain totalled more than US$9 billion in 2005, US$6.6 billion in the US alone, according to data from international consulting and data services company IMS Health (IMS). In the US, sales of opioid pain drugs grew at an average annual rate of 13% from 2001 to 2005 and are expected to continue to grow due to factors including more aggressive surgical procedures, an ageing population, the emergence of specialty pain treatment clinics, increasing integration of pain medication across physician specialities and concerns about the side effects of other drugs.

Q8003IR addresses the market for immediate release pain drugs. IMS estimates that this market in the US alone had total sales of US$2.7 billion in 2005. Similarly, Q8011CR will target the market for controlled release pain drugs that had 2005 US sales of US$3.9 billion.

1.3 QRXPHARMA'S TECHNOLOGY

QRxPharma's dual opioid is based on patented discoveries at the University of Queensland. Scientists at the University postulated that the opioid oxycodone acts through a different set of neural receptors than other opioids like morphine, hydrocodone or fentanyl. In a separate study, they also found that sub-analgesic doses of oxycodone have a synergy effect with sub-analgesic doses of other opioids, and therefore when combined together in low doses, produce pain relief with fewer side effects and risks.

The clinical breakthrough of this patented combination is effective pain relief with a reduction in total daily opioid dose consumption. The dose-related adverse effects of opioid-containing products limit their effectiveness and reduce quality of life. Side effects include respiratory depression, constipation, sedation and drowsiness, nausea and vomiting, psychological dependence (addiction) and tolerance. Fraud and abuse are often also major issues.

The US Food and Drug Administration (FDA) has cleared QRxPharma to commence Phase III clinical trials on Q8003IR.

1.4 INTELLECTUAL PROPERTY

QRxPharma has a comprehensive intellectual property (IP) portfolio with international patent coverage for its clinical pipeline. This comprises a portfolio of at least six patents granted and six patents pending, which are owned or under licence. Section 4.6 provides further details on the status of the Company's patents.

1.5 BOARD AND MANAGEMENT

QRxPharma's Board and Management bring together complementary skills and experience including more than a century of experience in drug development and commercialisation, regulatory management, product sales and marketing in (bio)pharmaceutical companies, general business management and governance of ASX-listed companies.

The Board and Management are assisted by an internationally reputed Scientific Advisory Board. Section 5 provides further details of QRxPharma's Board, Management and Scientific Advisory Board.

1.6 PURPOSE OF THE OFFER

The purpose of the Offer is to fund QRxPharma's pipeline of pharmaceuticals. Specifically, the Offer will fund the Phase III clinical trials and submission of a New Drug Application (NDA) for FDA regulatory approval of Q8003IR. Section 2.3 provides details of how it is intended that the net proceeds of the Offer will be used.

1.7 DIVIDEND POLICY

QRxPharma is not yet profitable and there can be no assurances that the Company will become profitable or that any dividends will be paid in the foreseeable future, nor as to the level to which any dividends would be franked.

1.8 RISK FACTORS

An investment in QRxPharma carries a number of risks. These include risks specific to QRxPharma, such as that QRxPharma is a clinical stage company with uncertain revenues. An investment is also subject to risks which relate to the pharmaceutical industry and investing in shares generally. Risk factors are set out in detail in Section 8 and investors should consider them carefully before making an investment. Investors should seek professional advice before investing. An investment in QRxPharma should be considered speculative.



2 DETAILS OF THE OFFER

2.1 DESCRIPTION OF THE OFFER

Under the Offer, a total of 25 million Shares are being offered to the public for subscription at an issue price of $2.00 per Share, payable in full upon subscription. The Offer is fully underwritten and will raise $50 million.

The key dates for the Offer are as follows:

Event	Date[1]
Prospectus lodged with ASIC	27 April 2007
Opening of the Broker Firm Offer	7 May 2007
Closing of the Broker Firm Offer (Closing Date)	18 May 2007
Expected settlement date	24 May 2007
Deferred Settlement trading on the ASX expected to commence	25 May 2007
Expected dispatch of transaction confirmation statements	25 May 2007
Normal trading on the ASX expected to commence	29 May 2007

[1] These dates are indicative only and may change without notice. ORxPharma reserves the right to close the Offer early or extend the Closing Date or decide to withdraw or otherwise not to proceed with the Offer.

Q8003IR PHASE III STUDIES ARE EXPECTED TO COMPLETE IN 2009 WITH FIRST SALES IN THE US IN 2010

2.2 PURPOSE OF THE OFFER

The purpose of the Offer is to fund QRxPharma's pipeline of pharmaceuticals. Specifically, the Offer will fund the Phase III clinical trials and submission of a NDA for approval by the FDA to sell and market Q8003IR in the US. Section 4.2.1 outlines the development plan and program for Q8003IR, which sees the completion of its two Phase III studies in 2008 and 2009, and first sales in 2010.

Similarly, as QRxPharma undertakes its Phase III trials for Q8003IR it will also progress the clinical program for its controlled release dual opioid Q8011CR. The goal of this program will be to position Q8011CR with a shortened path to sale and marketing approval in view of a successful approval for Q8003IR.

QRxPharma will also selectively continue research and development relating to its other clinical and preclinical stage pipeline. In the short term, it is intended that the majority of preclinical research will be co-funded through ongoing government grants that will be sought in Australia, and through sponsored research agreements in the US.

2.3 OFFER PROCEEDS

QRxPharma will raise $50 million from the Issue of new Shares under the Offer.

It is intended that funds raised under the Offer will be used by QRxPharma, over the period from June 2007 to June 2010 as summarised in the table below. QRxPharma believes that it will have sufficient working capital to carry out its objectives as stated in this Prospectus.

Source of Funds	$ million
Proceeds of the Offer	50.0
Expenses of the Offer	(3.6)
Net proceeds of the Offer	**46.4**

Use of Funds	$ million
Drug development expenditure program	40.0
Additional net working capital	6.4
Total	**46.4**

The above use of funds for the drug development expenditure program is broken down as follows:

Drug Development Expenditure Program	$ million
Phase III clinical trials and submission of a NDA for Q8003IR	32.7
Advancement of clinical program for Q8011CR	3.8
Research and development of other clinical and preclinical drugs	3.5
Total	**40.0**

The use of funds has been estimated by the Board and Management of QRxPharma based on their experience in the drug development industry. The actual expenditure program may vary from the anticipated expenditure. Section 4.5 provides a chronology of the Company's intended clinical milestones.

2.4 SHAREHOLDING STRUCTURE

The fully diluted issued capital of QRxPharma following the close of the Offer will be as follows:

Issued Capital	Number of Shares (million)	Percentage Held
Shares held by Existing Shareholders	50.0	62.1%
New Shares offered by the Company	25.0	31.0%
Share options on issue	5.5	6.9%
Total issued capital	**80.5**	**100%**

2. DETAILS OF THE OFFER

The Share options that have been or are to be granted after the close of the Offer are:

Category	Number of Options	Exercise Price	Expiry Date
Chief Executive Officer	805,452	$1.00	7 years from date of grant
Directors[1]	1,651,176	$1.00-$2.00	7 years from date of grant
Other officers, employees and advisors of the Company	2,766,355	$1.00-$2.00	7 years from date of grant
Underwriter[2]	322,181	$2.20	3 years from date of grant
Share options on issue[3]	5,545,163		

[1] Includes options issued to Dr Gary Pace pursuant to his consulting agreement.
[2] See Section 9.1 for a summary of the fees payable under the Offer and the underwriting agreement.
[3] The total amount raised by the Company if all of the options above are exercised is $7.5 million. This amount has not been taken into consideration by the Company in calculating its cash flows.

2.5 STRUCTURE OF THE OFFER

The Offer comprises a Broker Firm Offer to Australian resident retail investors who receive a firm allocation of Shares from their broker (Broker Firm Applicants), and an Institutional Offer to certain Institutional Investors.

2.6 BROKER FIRM OFFER

The Broker Firm Offer is only open to Broker Firm Applicants. The Broker Firm Offer opens at 9.00am on 7 May 2007 and closes at 5.00pm on 18 May 2007. QRxPharma, in conjunction with the Underwriter, reserves the right to vary the Closing Date of the Broker Firm Offer without notice.

Applicants who have been offered a firm allocation by their broker will be treated as Broker Firm Applicants in respect of that allocation. Broker Firm Applicants should complete and lodge the Application Form, together with a cheque(s) for the Application Money, in accordance with the instructions of the broker from whom the firm allocation of Shares was received.

Broker Firm Applicants should not send their Application Forms to the Share Registry.

If you elect to participate in the Broker Firm Offer, your broker will act as your agent in submitting your Application Form and in depositing your Application Money into the designated applications account. Your broker is responsible for ensuring the availability of funds, and the Underwriter, QRxPharma and the Share Registry take no responsibility for any acts or omissions by the broker in connection with your Application, Application Form or Application Money.

Applications under the Broker Firm Offer must be for a minimum 1,000 Shares ($2,000) and thereafter in multiples of 500 Shares ($1,000). No brokerage is payable by Broker Firm Applicants under the Broker Firm Offer.

A handling fee of 1.5% of the Application Money will be paid to a retail investor's financial advisor in respect of Shares allotted pursuant to stamped Application Forms from retail investors, subject to the following conditions: The handling fee will be limited to $3,000 in respect of any one Application or aggregate of Applications if a single investor submits more than one Application. Accordingly, no handling fee will be paid on any Application (or aggregate of applications if a single investor submits more than one application) on the amount of monies above $200,000 (i.e. more than 100,000 Shares) and handling fees will only be paid to participating organisations of the ASX and members of the Financial Planning Association.

2.7 INSTITUTIONAL OFFER

The Offer to Institutional Investors will be managed by the Underwriter. Institutional Investors must apply in accordance with the instructions received from the Underwriter.

QRxPharma and the Underwriter will determine the allocation of Shares among applicants in the Institutional Offer. QRxPharma and the Underwriter have absolute discretion regarding the basis of allocation of Shares, and there is no assurance that any applicant will be allocated any Shares, or the number of Shares for which they have applied.

QRXPHARMA IS A CLINICAL STAGE SPECIALTY PHARMACEUTICAL COMPANY

2.8 ALLOCATION POLICY

2.8.1 ALLOCATIONS UNDER THE BROKER FIRM OFFER

Firm stock which has been allocated to a broker for allocation to their Australian resident retail investors will be issued to Broker Firm Applicants nominated by the broker. It will be a matter for the broker as to how they allocate firm stock among their retail investors, and they (and not QRxPharma or the Underwriter) will be responsible for ensuring that retail investors who have received a firm allocation from them receive the relevant Shares.

Broker Firm Applicants will be able to confirm their firm allocations through their broker. However, applicants in the Broker Firm Offer who sell Shares before receiving an initial transaction confirmation statement do so at their own risk, even if they have obtained details of their holding from their broker.

2.8.2 ALLOCATIONS UNDER THE INSTITUTIONAL OFFER

The allocation of Shares amongst Institutional Investors in the Institutional Offer will be determined by the Underwriter in consultation with QRxPharma at their absolute discretion. There is no assurance that any Institutional Investor lodging a bid in the Institutional Offer will be allocated any Shares or the number of Shares for which it has bid.

2.9 RESTRICTED SECURITIES

Pursuant to the ASX listing rules, certain Existing Shareholders will be required to enter into restriction agreements pursuant to which they are restricted from dealing in a specified number of Shares or Options held by them for periods up to 24 months from the date of Quotation. Some Existing Shareholders are also subject to voluntary escrow. See Section 9.5 for further details.

2.10 RIGHTS ATTACHING TO SHARES

The new Shares issued under this Offer will rank equally in all respects with the Shares held by the Existing Shareholders. The rights attaching to all Shares following Quotation are detailed in the Company's Constitution. A summary of the major provisions of the Constitution is set out in Section 9.2.

2.11 ASX LISTING

Not later than seven days after the date of this Prospectus, application will be made to the ASX for QRxPharma to be admitted to the official list of the ASX and for Quotation. The fact that the ASX may admit QRxPharma to its official list is not to be taken in any way as an indication of QRxPharma's value or the merits of the Shares offered. Quotation, if granted, is expected to commence on 25 May 2007, initially on a Deferred Settlement basis. Trading on a normal settlement basis is expected to commence on 29 May 2007. If permission for Quotation is not granted within three months after the date of this Prospectus, all Application Money will be returned without interest as soon as practicable.

2.12 APPLICATION MONEY AND REFUNDS

All Application Money received will be held in a special purpose trust account until Shares are issued and allotted to successful applicants under the Offer. Refunds will be made in the following circumstances:

- the Offer does not proceed; or
- the Company is not admitted to the official list of the ASX and the Shares issued under this Prospectus are not granted Quotation within three months of the date of this Prospectus; or
- your Application is not accepted or you were allocated a lower number of Shares than you applied for.

QRxPharma reserves the right to decline any Application in whole or in part, without giving any reason. Application Money received in respect of Applications that are declined in whole or in part will be refunded (without interest) in whole or in part (as the case may be). Refunds for unsuccessful Applications will be posted on the same day that transaction confirmation statements are posted to successful applicants. Interest will not be paid on any Application Money refunded to applicants. Any interest earned on Application Money will be retained by QRxPharma. QRxPharma reserves the right to waive or correct any errors made in completing an Application Form.

2. DETAILS OF THE OFFER

2.13 WITHDRAWAL

QRxPharma may, at any time, decide to withdraw this Prospectus and the Offer, in which case QRxPharma will return all Application Money (without interest) within 21 days of giving notice of its withdrawal.

2.14 OVERSEAS DISTRIBUTION / FOREIGN INVESTORS

No action has been taken to register or qualify the Shares, or the Offer, or otherwise to permit the public offering of the Shares, in any jurisdiction outside Australia.

The distribution of this Prospectus within jurisdictions outside Australia may be restricted by law and persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws.

This Prospectus does not constitute an offer of shares in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

In particular, the Shares have not been and will not be registered under the US Securities Act and may not be offered or sold within the US or to, or for the account or benefit of, US persons, except in certain transactions exempt from, or not subject to, the registration requirements of the US Securities Act. In this section of the Prospectus, the term "US person" means (i) any individual resident in the US, (ii) any corporation, pension, profit-sharing or other trust or other entity (including any such entity constituting an investment advisor acting with discretionary authority) whose office most directly involved with the purchase is located in the US or (iii) any person who is a "US person" as such term is defined in Regulation S (as promulgated under the US Securities Act).

It is the responsibility of any overseas applicant to ensure compliance with all laws of any country relevant to his or her application. The return of a duly completed Application Form will be taken by the Company to constitute a representation and warranty that there has been no breach of such law and that all necessary approvals and consents have been obtained.

2.15 CHESS AND HOLDING STATEMENTS

QRxPharma will apply to the ASX to participate in the security transfer system CHESS, in accordance with ASX listing rules and the ASTC Settlement Rules. On admission to CHESS, QRxPharma will operate an electronic issuer-sponsored subregister and an electronic CHESS subregister.

QRxPharma will not issue certificates to shareholders. Shareholders will receive a transaction confirmation statement advising them of the number of Shares allotted to the shareholder under this Prospectus. This statement will also advise the shareholder of their holder identification number (HIN) in the case of a holding on the CHESS subregister, or security holder reference number (SRN) in the case of a holding on the issuer-sponsored subregister, and allows the Shares to be traded electronically.

At the end of the month of allotment, CHESS (acting on behalf of QRxPharma) will provide shareholders with a holding statement that sets out the transactions on their holdings and confirms the number of Shares held. The Registrar will issue holding statements for shareholders on the issuer-sponsored subregister. If you buy or sell Shares after the initial allotment, a holding statement will be provided to you at the end of the month in which the balance of your holding changed in the register.

2.16 TAXATION

The tax treatment and consequences of the Offer will vary depending on the particular circumstances of the applicant. QRxPharma accepts no liability or responsibility in relation to any taxation consequences connected to the Offer. Therefore it is the responsibility of the applicant to determine the appropriate tax treatment for them.

2.17 BROKERAGE, COMMISSION AND STAMP DUTY

No brokerage, commission or stamp duty is payable by applicants for Shares under the Offer.

2.18 ENQUIRIES

If after reading this Prospectus in its entirety you do not fully understand it or the rights attaching to the Shares offered by it, you should consult a stockbroker, solicitor, accountant, or other qualified professional financial advisor for assistance.

Further information and additional copies of this Prospectus can be obtained online at www.qrxpharma.com or by contacting the QRxPharma Share Offer Infoline on 1800 612 532.

THE MARKET OPPORTUNITY IS LARGE – IMS DATA IMPLIES THAT WORLDWIDE SALES OF OPIOID PAIN DRUGS EXCEEDED US$9 BILLION IN 2005 AND US SALES OF OPIOID PAIN DRUGS GREW AT AN ANNUAL RATE OF 13% FROM 2001 TO 2005



3 INDUSTRY OVERVIEW

3.1 WORLDWIDE PAIN THERAPY MARKET

'Pain' is defined in broad terms as an unpleasant sensory experience associated with actual or potential tissue damage. Despite pain being a difficult condition to treat effectively, it is a large therapeutic market. In 2004, a report by Jain PharmaBiotech estimated that the worldwide market for pain management drugs would total approximately US$50 billion in 2005, an average annual rate of growth of 10% per annum since 2002. Furthermore, by 2010, Jain estimated that the worldwide market value of pain therapies will have grown to US$75 billion.

Growth in the market for pain drugs is driven by factors including:

- demographic change such as an ageing population;
- increased awareness of the medical and economic need to treat pain by regulators, patients and physicians;
- integration of pain management across physician specialties and a growing number of specialty clinics for the treatment of pain; and
- medical advances increasing survival for patients with long-term illnesses, and allowing for conditions such as cancer and lower back pain to be treated surgically, increasing pain drug usage in post-surgical settings.


SEVERE PAIN
Strong Opioids
Non-Steroidal Anti-Inflammatories
Other
MODERATE PAIN
Weak Opioids
Non-Steroidal Anti-Inflammatories
Others
MILD PAIN

Condition (US$ billion)	Market Value 2002	Market Value 2006	Market Value 2010
Arthritis	10.0	12.0	18.0
Backache	1.8	2.5	4.0
Cancer pain	12.0	15.2	23.0
Headache (including migraine)	2.8	4.0	5.5
Neuropathic pain	2.2	3.0	5.0
Post surgical pain	1.2	2.5	6.0
Rest of conditions	8.0	10.8	13.5
Total	**US$38 billion**	**US$50 billion**	**US$75 billion**

Source: Jain PharmaBiotech, 2004

To understand the progression in chronic pain and the drugs that would ordinarily be prescribed, the World Health Organisation has promulgated the concept of a "Pain Relief Ladder". This concept has been widely adopted by physicians specialising in pain in many different disease states ranging from cancer to osteoarthritis.

As pain increases in severity, from "mild pain" to "moderate pain" to "severe pain", successful treatment requires the prescription of drugs of increasing strength. Opioids are a distinct class of drugs that are broadly related to opium and are the strongest form of pain drug. Opioids act on neural receptors in the central nervous system and have been prescribed for moderate to severe pain for over 70 years. Common opioids include morphine, hydrocodone, fentanyl, pethidine, tramadol, oxycodone and oxymorphone. In 2005, IMS data implies that the worldwide market for opioid pain drugs exceeded US$9 billion.

3. INDUSTRY OVERVIEW

3.2 POSITIONING OF QRXPHARMA

The focus of QRxPharma's lead products is the market for moderate to severe pain. Common conditions that are treated with drugs of this type are arthritis, cancer, post surgical pain and back pain. QRxPharma conducted Phase II trials for its dual opioid on patients experiencing pain as a result of some of those conditions. As a result of successful outcomes from studies, QRxPharma has now been cleared by the FDA to conduct Phase III trials on patients with moderate to severe lower back pain and osteoarthritis. It is anticipated that when on the market, QRxPharma's products will have a broad label indication for any form of moderate to severe pain.

The market for treatment of moderate to severe pain is commonly classified as a 'specialty pharmaceutical' market, and is served by a number of pharmaceutical firms in the pain therapy area. Opioids are highly regulated by authorities such as the FDA and the Drug Enforcement Agency (DEA) in the US, and the Therapeutic Goods Administration (TGA) in Australia.

3.3 DEFINING THE TARGET MARKET FOR QRXPHARMA

The first target market for QRxPharma's pain therapy drugs is the US. This is the largest and most commercially attractive market for pain drugs in the world. The total market value of prescription opioid sales in the US was US$6.6 billion in 2005, just over 70% of the global total. The opioid market in the US has grown on average by 13% each year since 2001.

The market for opioid drugs can be segmented into drugs for the immediate relief of pain (immediate release or IR) and drugs for the relief of pain over time (controlled or extended release, CR or ER), which is typically a number of hours. Q8003IR is an immediate release drug and Q8011CR is a controlled release drug.

3.3.1 US ORAL IMMEDIATE RELEASE MARKET

Immediate release opioids can be prescribed for pain following surgery and pain associated with conditions such as back pain, cancer and arthritis. An additional important application is breakthrough pain, which is the pain that 'breaks through' as the effects of controlled release opioid products wear off over time. Further, specialists have historically been reluctant to prescribe opioids for pain unless the pain is not able to be controlled with less potent drugs. There are significant side effects associated with opioid drugs.

According to IMS, the US immediate release opioid market had sales of US$2.7 billion in 2005. It was dominated by a fentanyl lozenge called Actiq®, the weak opioid tramadol, and by generics of three opioid combinations: Vicodin® (hydrocodone and acetaminophen), Darvocet® (propoxyphene and acetaminophen) and Percocet® (oxycodone and acetaminophen).

3.3.2 US ORAL CONTROLLED RELEASE MARKET

Controlled release formulations of opioids, which provide patients with the flexibility of taking only one or two tablets a day, are increasingly being prescribed for longer duration pain relief. In addition, practitioners are seeking improved controlled release drugs to avoid altogether the need for breakthrough pain medications.

According to IMS, the US oral controlled release opioid market had sales of US$2.4 billion in 2005. In addition, the controlled release market is served by branded and generic fentanyl patches which, in 2005, totalled a further US$1.4 billion. The controlled release market is dominated by the drug OxyContin®.

3.3.3 OTHER MARKETS

According to IMS, the broad European opioid market totalled at least US$1.5 billion and the Australian opioid market was over US$65 million in 2005. Despite the smaller sizes of these markets, they are among the fastest growing worldwide. The European market has almost tripled, and the Australian market has more than doubled since 2001.


LOWER OPIOID
DOSES MEANS
FEWER SIDE EFFECTS
AND LOWER RISKS



4. BUSINESS DESCRIPTION

4.1 QRXPHARMA'S DUAL OPIOID TECHNOLOGY

4.1.1 TECHNOLOGICAL APPROACH

QRxPharma believes the clinical breakthrough that will underpin the commercial success of its dual opioid drugs is that it combines existing opioids, whose characteristics have been known for many decades, into a lower dosage formulation that achieves pain relief with fewer side effects and lower associated risks than existing therapies. According to a report by Datamonitor in 2005, the most common unmet needs in the market for moderate to severe pain are reduced side effects, improved therapeutic effect, and the availability of different opioid formulations. QRxPharma therefore believes that its drugs will offer doctors who prescribe pain drugs a unique and differentiated value proposition.

QRxPharma's dual opioid derives from patented discoveries at the University of Queensland. Scientists at the University postulated that the opioid oxycodone acts through a different set of neural receptors to other opioids. In a separate study, they also found that sub-analgesic doses of oxycodone have a synergy effect with sub-analgesic doses of other opioids, and therefore combinations

of oxycodone with other opioids in lower doses can produce pain relief with fewer side effects and associated risks. Evidence from the University of Queensland's discovery has now been observed in both animal and human trials and published in peer reviewed research papers.

The use of opioid pain drugs such as morphine, oxycodone and fentanyl is closely monitored by regulatory authorities and other governmental agencies. This is because they have a high potential for abuse, and high potential for physical and psychological dependence. Equally, in a clinical setting, strong pain drugs have been significantly limited by their side effects, which include respiratory depression (the most common cause of opioid-related fatalities), constipation, sedation and drowsiness, nausea and vomiting, psychological dependence (addiction) and tolerance.

The highly monitored and carefully controlled nature of the market for opioid drugs also enables companies to establish a sustainable "branded" competitive advantage. The risk of competition from generic drugs, for example, is protected by QRxPharma's strong IP. This was highlighted by the recent patent infringement and forced withdrawal of generic OxyContin® from the US market. Equally, QRxPharma believes the risks to "substitution" of its dual opioid drugs (prescribing two individual drugs each containing the separate opioid components) is low. Apart from the lack of evident economic incentive to do so (as patient insurances would require double co-pays), such behaviour would attract scrutiny from the DEA, and the low dose fractional nature of QRxPharma's branded drugs increases the complexity (and risks) for prescribers prescribing two individual and separate drugs.

4.1.2 Q8003IR, IMMEDIATE RELEASE

QRxPharma's lead product is the immediate release tablet Q8003IR. This is a low dose combination of morphine and oxycodone. Six animal toxicology studies have been completed at the FDA's request, and have demonstrated the safety of this combination.

Six clinical studies have also been conducted in human trials: three studies in healthy volunteers (Studies 2, 5 and 6) and three studies in patients with chronic, moderate to severe non-cancer pain (Studies 1, 3 and 4). These studies all used different dosing regimens and combinations of morphine and oxycodone.

The Phase II studies 3 and 4 were powered for evaluating a pain efficacy (effectiveness) endpoint. Notwithstanding, they also established some statistically significant safety differences.

Study	Comment
1	An open-label study was conducted on 17 post-surgical patients testing different morphine and oxycodone combinations administered intravenously. Patients were titrated to pain control during a 44 hour post-surgery interval. The results showed that particular fixed combinations of morphine and oxycodone were optimal for achieving potentiation of pain control and further, that all combinations were well tolerated.
2	A double-blind, placebo-controlled, randomised crossover study was conducted on 10 healthy volunteers to determine whether or not adverse ventilatory effects of these opioids were synergistic in human healthy subjects. The results showed no unexpected or disproportionate effects that could impede the use of the morphine and oxycodone combination in pain management. These observations are in agreement with the notion of greater analgesic potency and reduced respiratory depression by low dose combinations of morphine and oxycodone.
3	A double-blind crossover study was conducted on patients with chronic non-cancer pain with an oral liquid formulation in a fixed ratio combination of morphine and oxycodone (Dual Opioid Product 1) against morphine alone. In 21 patients, a steady state pain control dose was achieved with both dose formulations, but 49% less drug by weight or 40% less by morphine equivalents were needed when the dual opioid product was dosed ($p<0.001$).
4	A crossover study of similar design to Study 3 was conducted. Twenty three patients with chronic non-cancer pain were studied using a different morphine to oxycodone ratio (Dual Opioid Product 2) than was used in Study 3. The dose reduction seen in Study 4 was 49% by weight and 34% by morphine equivalents ($p<0.003$). These data indicated that both products were analgesic, thereby supporting the results from animal studies.
5	A single dose randomised 2-way crossover study under fasting and fed conditions was conducted on 16 healthy volunteers. The study compared the rate and extent of absorption of Q8003IR capsules using the fixed ratio of morphine to oxycodone used in Study 3. The study showed no unexpected findings.
6	Study was conducted on 17 healthy subjects in a three-period randomised crossover design to determine the safety, tolerance and dose proportionality. Q8003IR was evaluated after the single administration of one, two or three capsules. Pharmacokinetic analysis showed that increasing blood levels of morphine and oxycodone were proportional to increasing dose. There were no unexpected findings.

4. BUSINESS DESCRIPTION

In particular, statistically defined relative risks for constipation, nausea and drowsiness clearly favoured the dual opioid treatment against morphine alone. These results support the premise that larger Phase III studies will detect significant treatment differences in the incidence of opioid-specific adverse events.

The following graphs show the comparable amounts of two dual opioid formulations used in Studies 3 and 4 with differing ratios of morphine to oxycodone required to achieve equivalent analgesia compared to morphine alone. These two separate Phase II studies resulted in very similar reductions in the opioid dose achieved by the dual opioid.

QRXPHARMA PHASE II TRIAL RESULTS:
49% Less Opioid Used with QRxPharma's Dual Opioid Product


MORPHINE (100%)
DUAL OPIOID PRODUCT 1 (51%)
% OF MORPHINE DOSE BY WEIGHT
100
80
60
40
20
0


MORPHINE (100%)
DUAL OPIOID PRODUCT 2 (51%)
% OF MORPHINE DOSE BY WEIGHT
100
80
60
40
20
0

Separately, an independent clinical study by Lauretti et al in the British Journal of Cancer (2003), showed a similar reduction in opioid usage for patients with advanced cancer pain, when comparing patients dosed with morphine alone to those dosed with a combination of morphine and oxycodone.

Based on the toxicology studies and six clinical study results, QRxPharma has received FDA approval to proceed with Phase III clinical trials for Q8003IR in the US.

4.1.3 Q8011CR, CONTROLLED RELEASE

The target market for the Company's oral controlled release capsule, Q8011CR, is doctors who are seeking products that will reduce the number of opioid doses necessary per day, extend the duration of effect to achieve true 12 hour pain control, and minimise any side effects. QRxPharma believes Q8011CR will deliver all of these benefits.

Apart from lower amounts of active ingredients than competing products, Q8011CR has also been designed with patented tamper-proof features. QRxPharma has worked with Supernus Pharmaceuticals who have a proprietary controlled release technology that delivers superior anti-fraud and anti-abuse characteristics to existing controlled release technologies. Three prototypes of Q8011CR will be ready for Phase I testing before the end of 2007.

DOCTORS LIST REDUCED SIDE EFFECTS, IMPROVED THERAPEUTIC EFFECT, AND THE AVAILABILITY OF DIFFERENT FORMULATIONS AS THEIR KEY UNMET NEEDS IN TREATING MODERATE TO SEVERE PAIN

4.2 DUAL OPIOID CLINICAL PROGRAM

4.2.1 Q8003IR, IMMEDIATE RELEASE

QRxPharma's Phase III clinical program will involve two separate studies. The design of the first study is shown below. QRxPharma expects the second study will be similarly configured, and is currently in discussions with the FDA. The Company plans to carry out a Special Protocol Assessment with the FDA.



CLINICAL SETUP
END POINTS
660 patients suffering from lower back pain
Double-blind randomised
Moderate to severe pain
Opioid naive and non-naive patients
EACH IN FOUR ARMS
MORPHINE
OXYCODONE
PLACEBO
RESULTS
PRIMARY
Efficacy against placebo (responder rate)
SECONDARY
Pain relief dosage
Opioid adverse events
Rescue medication amount
Patient global assessment
25-40 CLINICAL CENTRES FROM LATE 2007
TITRATION
TREATMENT
RESOLUTION

This Phase III study is a randomised, multi-centre, double-blind, parallel group, safety and efficacy study of Q8003IR versus placebo and two reference drugs, morphine and oxycodone. Patients with moderate to severe chronic lower back pain will be orally administered Q8003IR tablets. The primary endpoint of this study is establishing statistically significant pain relief in patients taking Q8003IR versus patients taking placebo. In addition to the primary endpoint, QRxPharma has established secondary endpoints that are aimed at testing the safety and therapeutic effectiveness of Q8003IR which will allow for marketing and labelling that clearly differentiates the use of Q8003IR over use of morphine or oxycodone alone.

Both Phase III studies will involve 660 patients each, or 1,320 patients in total. Each will take about 15 months to complete.

QRxPharma intends to recruit approximately 40 trial sites per study, mostly in the US but potentially also in Australia. The trial design has been specifically configured to account for potential placebo effects and anticipated patient drop-out rates. Further, particular attention has been paid to the rate of patient enrolment and monitoring, and QRxPharma is in discussions with specialised clinical contract research organisations to help with the detailed preparation, execution, analysis and reporting of the studies.

4.2.2 Q8011CR, CONTROLLED RELEASE

During Phase III trials for Q8003IR, QRxPharma intends to continue clinical development of Q8011CR so that this drug should have a shortened path to US marketing approval based on leveraging the results of the testing on Q8003IR.

4. BUSINESS DESCRIPTION

4.3 COMMERCIALISATION STRATEGY

4.3.1 UNITED STATES

QRxPharma expects to complete its Phase III studies and file a NDA for Q8003IR during 2009. The successful completion of Phase III will underpin QRxPharma's sales and marketing plans for the US, and will also crystallise plans to sell Q8003IR in other markets.

The US pain therapy market is a true specialty pharmaceutical market. QRxPharma's target customer base comprises dedicated pain management specialists and pain doctors, who are a highly focused practice group. By way of illustration, approximately 30% of all prescriptions for opioid drugs (based on morphine prescriber patterns) in the US are written by only 1,500 pain doctors.

QRxPharma intends to focus its sales efforts on the top 30% of opioid prescribers. Other opioid drugs on the market have successfully penetrated this prescriber group with an initial sales force of 70 to 100 people. The Company has established a strategic relationship with Stack Pharmaceuticals, whose principal David Stack is a senior Consultant to the Company (see Section 5.4). Stack Pharmaceuticals brings significant proven experience, having successfully implemented go-to-market strategies for specialty pharmaceutical companies like QRxPharma. At this stage, QRxPharma may chose to build its own sales force with assistance from Stack Pharmaceuticals, or it could elect to contract a third party specialty pharmaceutical sales organisation.

Because of the narcotic nature of opioids, the process of drug distribution is highly regulated by authorities, including the DEA in the US. QRxPharma therefore intends that its drugs will be distributed through the three major US national wholesalers who control more than 90% of the US distribution market.

4.3.2 AUSTRALIA AND OTHER MARKETS

Once a NDA approval is obtained and market launch takes place in the US, it is intended that QRxPharma will file applications for sale and marketing of Q8003IR with the TGA in 2010.

Under the IPO Deed, QRxPharma must appoint Sigma Pharmaceuticals Pty Limited (Sigma) as its exclusive marketer, seller and distributor for certain products related to this IP in Australia and New Zealand. See Section 9.4.2 for further details.

QRxPharma intends to out-license the rights to Q8003IR and Q8011CR in Europe and other markets. It is expected that regulatory approvals in the US and Australia will significantly accelerate the process for regulatory approvals in Europe.

4.4 OTHER PIPELINE DRUGS

In addition to Q8003IR and Q8011CR, QRxPharma intends to ultimately develop an intravenous, an oral liquid and a "patch" version of its dual opioid. QRxPharma also intends to explore combinations of oxycodone with other opioids, and preliminary studies have suggested the efficacy of some of these combinations.

QRxPharma also has a number of pipeline assets in the broader field of central nervous system disorders. These represent potential for future commercial development, and it is intended that the majority of preclinical research will be co-funded through government grants that will be sought in Australia, and through sponsored research agreements in the US.

4.4.1 NEURODEGENERATIVE DISEASES - TORSIN

QRxPharma owns licences to technology targeting the causes of movement disorders in patients with dystonia and Parkinson's disease.

Dystonia (literally, "abnormal muscle tone") is a term used to describe a movement disorder involving involuntary, sustained muscle contractions. Parkinson's disease is a degenerative disorder of the central nervous system. Both progressively impair the sufferer's motor skills and speech and together are the most common movement disorders in the developed world (affecting an estimated 800,000 people in North America, and at least 90,000 people in Australia). At present, there are no known therapies that arrest the progression of these diseases.

During the past decade it was discovered that a gene (DYT-1) and the protein it encodes, called "Torsin", is critical for normal cellular function in the brain. Torsin is a "chaperone protein" that prevents mutations of proteins that cause neurological disorders such as dystonia and Parkinson's disease. The core Torsin technology licensed by QRxPharma was developed at the University of Alabama in the US, where scientists demonstrated that a known and already approved drug appears to activate the Torsin system, preventing mutations in other proteins and improving movement disorders in preclinical models of these diseases. Preliminary anecdotal clinical observations with patients suffering from dystonia also support those findings.

QRxPharma intends to co-develop this research in a Phase II study coordinated through the University of Alabama. It is believed that investigators at the Beth Israel Medical Center in New York City will agree to host clinical studies, and the Dystonia Medical Research Foundation will agree to collaborate on the trial which should be completed during 2008.

QRxPharma has exclusively licensed the molecules and portfolio of IP that surrounds these inventions at the University of Alabama.

4.4.2 VENOMICS

QRxPharma also has a unique therapeutic drug discovery platform focusing on pain relief and blood coagulation products derived from components of Australian snake venoms. This combines the work of researchers at the University of Queensland and the Queensland Institute for Medical Research.



Gavril W. Pasternak, MD PhD
Ann Burnett Tandy Chair in Neurology
Attending Neurologist and Laboratory Head, Molecular Pharmacology and Chemistry Program
Memorial Sloan-Kettering Cancer Center

4. BUSINESS DESCRIPTION

4.5 CLINICAL MILESTONES

The following diagram outlines QRxPharma's intended clinical milestones through to sales and marketing approval of Q8003IR.


Q8003IR
Q8011CR
Torsin[1]
of first Phase III study
from the Phase III study
of second Phase III study
sales and marketing
of Phase I study
from the Parkinson's disease study
from the dystonia study
2007
2008
2009
2010

[1] Clinical trials will be conducted under an "investigator IND" in an academic setting with partial Company support and collaboration to enable access to findings by pre-arrangement. Milestone payments to the University of Alabama, as detailed in Section 9.4.3, are not triggered by an investigator-sponsored IND.

4.6 STATUS OF PATENTS

QRxPharma owns IP which supports its pipeline drugs. The IP includes six patents granted and six patents pending, together with trade secrets, know-how and some IP licensed from third parties. The first of QRxPharma's patents related to aspects of Q8003IR begin to expire in 2016. Where appropriate, QRxPharma expects to apply for patent extensions, including extensions in the US under the Hatch-Waxman exemption. Details of the Company's dual opioid IP portfolio are outlined in the reports by Davies Collison Cave and Dreier LLP, the Company's patent attorneys, in Section 7.

Note that, in particular, QRxPharma's IP provides protection over any product combinations of oxycodone with other opioids including fentanyl, sufentanil, alfentanil, hydromorphone and oxymorphone.

THE TARGET MARKET IS HIGHLY IDENTIFIABLE: APPROXIMATELY 30% OF ALL OPIOID PRESCRIPTIONS (BASED ON MORPHINE PRESCRIBER PATTERNS) IN THE US ARE WRITTEN BY ONLY 1,500 PAIN DOCTORS

4. BUSINESS DESCRIPTION

4.7 QRXPHARMA HISTORY



Merger of dual opioid and movement disorder programs into QRxPharma
FDA clearance of Q8003IR Phase III US clinical trial protocol
Application submitted to FDA for Phase III trial protocol for Q8003IR
Phase I bioavailability and toxicology studies completed on Q8003IR
Initiation of project researching causative treatment of movement disorders at the University of Alabama
Phase II study completed on patients with moderate to severe pain
Patents filed on methods of use and composition of dual opioid products for patients with respiratory insufficiencies
QRxPharma established with licences to the patents of the dual opioid technology
Discovery of the dual opioid synergy by the University of Queensland
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

4.8 CORPORATE DETAILS

4.8.1 REGISTERED OFFICES AND OPERATIONS

QRxPharma is headquartered in Sydney, Australia, and will also have an office in Bethesda, Maryland, where the Company will base its clinical trial programs.

4.8.2 EMPLOYEES

QRxPharma plans to continue its strategy of contracting clinical trial operations and preclinical research to third parties such as contract research organisations and universities. The Company employs corporate and operational staff to manage these outsourcing processes.



5. MANAGEMENT AND CORPORATE GOVERNANCE

5. MANAGEMENT AND CORPORATE GOVERNANCE

5.1 BOARD OF DIRECTORS

The Board of QRxPharma comprises an independent non-Executive Chairman, two other non-Executive Directors, the Managing Director and one Director who is a Consultant to the Company.



PETER C FARRELL, PHD, SCD, AM
Non-Executive Chairman

Dr Farrell has been associated with QRxPharma since 2002, and is non-Executive Chairman. Dr Farrell has over 30 years executive and consulting experience in the medical device industry, and is the Chairman and Chief Executive Officer of ResMed Inc (ASX and NYSE: RMD), which he founded in 1989. Dr Farrell is also a Director of Pharmaxis Limited (ASX: PXS).

Dr Farrell is a Fellow of several professional bodies, including the Australian Institutes of Management and Company Directors. He is the Vice Chair of the Executive Council of the Division of Sleep Medicine at Harvard Medical School, he serves on the Board of Trustees of UCSD and is on the Health Sciences Advisory Board of the Dean of Medicine and the Advisory Board of UCSD's Jacobs School of Engineering. Dr Farrell is also a Visiting Professor at the University of New South Wales Graduate School for Biomedical Engineering, of which he was founding Director in 1978.

In 1994, the Australian Institution of Engineers awarded Dr Farrell the honour of National Professional Engineer of the Year and, in 1997, he received the David Dewhurst Award (Biomedical Engineer of the Year) from the same institution. He was also named San Diego Entrepreneur of the Year for Health Sciences in 1998, Australian Entrepreneur of the Year for 2001, and US National Entrepreneur of the Year for Health Sciences for 2005. Dr Farrell was admitted to membership of the Order of Australia in 2004. He holds Bachelors and Masters degrees in chemical engineering from the University of Sydney and the Massachusetts Institute of Technology (MIT) respectively, a PhD in bioengineering from the University of Washington in Seattle, and a ScD from the University of New South Wales for research related to dialysis and renal medicine.



JOHN W HOLADAY, PHD
Managing Director and Chief Executive Officer

Dr Holaday joined QRxPharma in 2007 as Managing Director and Chief Executive Officer, and is also President of QRxPharma's US operations. Dr Holaday brings 39 years of experience as a scientist, executive manager of biotechnology and biopharmaceutical companies, and as a banker.

Dr Holaday has extensive experience building specialty pharmaceutical companies. In 1992, Dr Holaday was a co-founder of EntreMed Inc (NASDAQ: ENMD), of which he served as President, Chief Executive Officer, and Chairman of the Board. In 1988, Dr Holaday also co-founded Medicis Pharmaceutical Corporation (NYSE: MRX), where he served as a Board Director, as Scientific Director, and as Senior Vice President for Research and Development. Dr Holaday also founded MaxCyte Inc, a cell therapy company, where he served as Chairman until retiring in 2003. Dr Holaday also sits on the boards of CytImmune Sciences Inc, a privately held cancer research company, Xceleron, a private UK firm that accelerates clinical trials, and Accelovance, a privately held contract research organisation within the US and China. From 1968 to 1989, Dr Holaday served as a Captain in the US Army and subsequently as a senior civilian employee at the Walter Reed Army Institute of Research, where he founded the Neuropharmacology Branch in 1980.

Dr Holaday currently serves as an officer and Fellow in several biomedical societies and has authored and edited over 200 scientific articles in journals and books. He holds over 30 patents. He served as Chairman of the Maryland BioAlliance, is a Judge for the Ernst and Young Entrepreneur of the Year Award (2003 to present) and was named to the Ernst and Young Entrepreneur of the Year Hall of Fame in 2006. Dr Holaday is an Associate Professor of Anaesthesiology and Critical Care Medicine and Senior Lecturer in Medicine at The Johns Hopkins University of Medicine and Adjunct Professor of Psychiatry at the Uniformed Services University School of Medicine, Bethesda, Maryland. Dr Holaday obtained his Doctorate in Pharmacology at the University of California, San Francisco in 1977.



R PETER CAMPBELL
Non-Executive Director

Mr Campbell is a non-Executive Director of QRxPharma and Chairman of QRxPharma's Audit and Risk Committee. Mr Campbell is a Chartered Accountant and company Director with more than 35 years of business consulting and advisory experience, and operates his own chartered accountancy practice based in Sydney.

Mr Campbell is a Director of Silex Systems Limited (ASX: SLX) and Sonic Healthcare Limited (ASX: SHL), where he serves as Chairman of the Audit Committee, a Director of Admerex Limited (ASX: ADL) and both Director and Chairman of St Laurence Australia Limited. From 1999 to 2005, he was also a Director of SciGen Limited (ASX: SIE). Mr Campbell is a Fellow of both the Institute of Chartered Accountants in Australia and the Taxation Institute of Australia. He is also a registered Company Auditor.



GARY W PACE, PHD
Director and Consultant

Dr Pace is a co-founder of QRxPharma and continues to work with the Company as a Consultant. Until recently, Dr Pace was Chairman and Chief Executive Officer of QRxPharma. Dr Pace is a seasoned biopharmaceutical executive with over 30 years of experience in the industry. He has co-founded a number of early stage life science companies where he built products from the laboratory to commercialisation.

Dr Pace is currently a Visiting Scientist at MIT, and a Director of ResMed Inc, Transition Therapeutics Inc (CDNX: TTH), Celsion Corp (AMX: CLN), Resonance Health Limited (ASX: RHT), and Peplin Limited (ASX: PEP). Dr Pace is an elected Fellow of the Australian Academy of Technological Sciences and Engineering, author and co-author of over 50 research papers, reviews, and patents. In 2003, Dr Pace was awarded a Centenary Medal by the Australian Government for service to Australian society in research and development. Dr Pace holds a Bachelor of Science (Honours) from the University of New South Wales and a PhD from MIT, where he was a Fulbright Scholar.



MICHAEL A QUINN, MBA
Non-Executive Director

Mr Quinn is a Director of QRxPharma, with which he has been associated since 2002. Mr Quinn has more than 30 years executive experience in technology companies in Australia, the US and the UK. Mr Quinn is co-founder and Chairman of Innovation Capital, an Australian and US venture fund, which is a foundation shareholder of the Company.

Since 1992, Mr Quinn has been a Director of ResMed Inc, and chairs the Audit Committee. Mr Quinn is Chairman of the New South Wales Entrepreneurship Centre Limited, and a Director of the Warren Centre for Advanced Engineering, a not-for-profit foundation at Sydney University. In 1983 he co-founded Memtec Limited, and has also served as Chief Executive Officer of Phoenix Scientific Industries Limited, a manufacturer and distributor of health care and scientific products. Mr Quinn has been a Director of several listed companies in Australia and the US and numerous unlisted technology based companies. Mr Quinn holds a Bachelor of Science, a Bachelor of Economics, and an MBA from Harvard.

5.2 MANAGEMENT

QRxPharma's management team brings together significant experience in clinical trial management, regulatory process, commercialisation of marketing and sales in biopharmaceutical companies, general business management, and governance and management of ASX listed companies.

JOHN W HOLADAY, PHD
Managing Director and Chief Executive Officer
(See Section 5.1 for a biography of John Holaday)

GARY W PACE, PHD
Director and Consultant
(See Section 5.1 for a biography of Gary Pace)

DOUGLAS A SALTEL
Chief Operating Officer

Mr Saltel joined QRxPharma in 2007, and brings more than 20 years experience as a senior executive with responsibilities for the commercialisation of products for leading companies in the pharmaceutical industry. Mr Saltel was most recently the founding CEO of Edgemont Pharmaceuticals LLC, a specialty pharmaceutical company focused on diseases of the central nervous system.

5. MANAGEMENT AND CORPORATE GOVERNANCE

Prior to Edgemont, Mr Saltel was Vice President of Sales and Marketing at JDS Pharmaceuticals, a New York based specialty pharmaceutical company. Before JDS, Mr Saltel ran Novartis' US Neuroscience Business, and was Vice President, Central Nervous System and Anti-infectives, for Parke-Davis US. Mr Saltel has also worked in Canada as Vice President of Sales for Roche Canada Limited, Vice President of Marketing at Syntex Canada Inc, and Specialty Products Business Unit Manager for Abbott Canada Limited. Mr Saltel is co-inventor on several issued patents in the field of pain management, and holds a Bachelor of Commerce (Honours) degree from the University of Manitoba, Canada.

WARREN C STERN, PHD

Executive Vice President, Drug Development

Dr Stern is a biopharmaceutical executive with over 25 years experience in central nervous system drug development and performing preclinical and clinical trials in psychopharmacology. Dr Stern joined QRxPharma in 2007 from Dov Pharmaceuticals, where he was Senior Vice President for Drug Development.

Dr Stern has had an extensive career in the drug development industry including roles as Senior Vice President of Scientific and Medical Services at PAREXEL International Corporation, a contract research organisation, Cato Research Limited, Forest Laboratories Inc, Burroughs Wellcome Co, and Pharmatec Inc. Dr Stern also co-founded two drug delivery companies, Research Triangle Pharmaceuticals and Nobex Inc.

Dr Stern directed the NDA submissions of bupropion (Wellbutrin) and citalopram (Celexa). He is the inventor on six patents, including patents related to central nervous system products, and two drug delivery systems. He received his PhD in psychopharmacology from Indiana University in 1969, and completed Postdoctoral Fellowships at Boston State Hospital and at the Worcester Foundation for Experimental Biology.

CHRIS J CAMPBELL

Chief Financial Officer

Mr Campbell joined QRxPharma in 2007, prior to which he served as Chief Financial Officer of CAP-XX Limited, an Australian technology company, for six years. In his role as CFO of CAP-XX, he was closely involved with the listing of the company on the London Stock Exchange Alternative Investment Market in 2006.

Mr Campbell has also previously held senior finance roles in the telecommunications, manufacturing, construction and services sectors. Mr Campbell was Chief Financial Officer and an Executive Director of Lucent Technologies Australia Limited (2000 to 2001), and Finance Manager for the Australia/Asia Pacific Explosives Group of Orica Limited (ASX: ORI) from 1994 to 2000. Mr Campbell holds a Bachelor of Commerce and is an Associate of the Institute of Chartered Accountants in Australia.

5.3 SCIENTIFIC ADVISORY BOARD

The Company's global Scientific Advisory Board comprises internationally recognised leaders in the fields of pain therapy, central nervous system drug discovery, pharmaceutical commercialisation and regulatory approvals.

SOLOMON H SNYDER, MD

Chairman of the Scientific Advisory Board

Dr Snyder is regarded as one of the world's leading neuroscientists, and serves as Chairman of QRxPharma's Scientific Advisory Board. In 1973, Dr Snyder identified the opioid receptor. For this he was awarded the Albert Lasker Award for Basic Medical Research in 1978. He also received the (US) National Medal of Science in 2003. Many advances in molecular neuroscience have stemmed from Dr Snyder's work.

Dr Snyder currently serves as the Distinguished Service Professor of Neuroscience, Pharmacology and Psychiatry at The Johns Hopkins University School of Medicine. Among many professional and academic honors, Dr Snyder is a member of the United States National Academy of Sciences and a Fellow of the American Academy of Arts and Sciences. He is also Associate Editor of the *Proceedings of the National Academy of Sciences* of the US, and he is the author of more than 1,000 journal articles and several books. He is listed by the Institute for Scientific Information as one of the world's ten most-often cited biologists.

Dr Snyder also co-founded Nova Pharmaceuticals and Guilford Pharmaceuticals, where he served on the Boards of Directors.

Dr Snyder received his medical degree from Georgetown University in 1958, and graduated from Georgetown Medical School in 1962. Post-doctorally, he studied at the National Institute of Health and completed his residency in psychiatry at The Johns Hopkins Hospital. In 1966, Dr Snyder joined the faculty of The Johns Hopkins University School of Medicine where he formed the Department of Neuroscience in 1980.

ROBERT H LENOX, MD

Dr Lenox is currently President of RHL Consulting LLC. Until recently he served as Vice President and Global Head of Central Nervous System Drug Discovery for Sanofi-Aventis, with responsibilities of target identification, lead discovery and candidate profiling for entry into preclinical/Phase I development for all psychiatry and neurology programs. Prior to entering the pharmaceutical industry in 2001, Dr Lenox was the Karl and Linda Rickels Professor of Psychiatry, Pharmacology and Neuroscience and Vice Chairman for Research and Development at the University Of Pennsylvania School Of Medicine, where he is currently Adjunct Professor of Psychiatry. Dr Lenox has had a distinguished academic research and teaching career for over 25 years as a psychiatrist and neuroscientist with more than 150 peer reviewed publications as well as reviews and book chapters in the fields of molecular neuropharmacology and clinical psychopharmacology.

Dr Lenox is former Editor-in-Chief of the journal *Neuropsychopharmacology*. Among his other professional and academic honors, he has received the Ziskind-Sommerfeld Research Award from the Society of Biological Psychiatry, the NARSAD Distinguished Investigator Award, and is a Fellow of the American College of Neuropsychopharmacology. Dr Lenox has been a member of numbers of scientific and pharmaceutical scientific advisory boards related to central nervous system drug discovery and development. He holds a Bachelor of Science in Biochemistry from MIT, a medical degree from University of Vermont College of Medicine and a Masters of Arts (Honours) from the University of Pennsylvania.

FELIX A DE LA IGLESIA, MD

Dr de la Iglesia is a co-founder of QRxPharma and until recently, he was Chief Scientific Officer and Vice President of Research and Development. Dr de la Iglesia has over 35 years of experience in pharmaceutical research and development and in 2000 he retired as Vice President of Worldwide Preclinical Safety, Pfizer Global Research and Development.

Currently, Dr de la Iglesia is Adjunct Professor of Pathology, School of Medicine and Adjunct Professor of Toxicology at the School of Public Health, University of Michigan. He is Adjunct Professor in Microbial and Molecular Sciences at the University of Queensland. A Diplomate and Fellow of the Academy of Toxicological Sciences, Dr de la Iglesia has published well over 200 scientific papers, books and chapters in books. He is member of several scientific advisory boards in several health companies in America and Europe. In 2007, Dr de la Iglesia was appointed Chief Enterprise Officer of the Michigan Technology and Research Institute, a private think-tank and strategic solutions provider for the pharmaceutical industry.

GUY A CALDWELL, PHD

Dr Caldwell is an Associate Professor of Biological Sciences at the University of Alabama, where he teaches genomics and neurobiology. Dr Caldwell and his wife, Dr Kim Caldwell, led the scientific discovery regarding the TorsinA protein, and their work has been published in the *Journal of Neuroscience*, *Human Molecular Genetics* and *Science*. Through the University of Alabama, Dr Caldwell holds several patents and patent applications, which are licensed to QRxPharma. Dr Caldwell has received over 20 contracts and grants for his research, including from the American Parkinson's Disease Association, the Dystonia Medical Research Foundation, the Michael J. Fox Foundation for Parkinson's Research, and FoldRx Pharmaceuticals Inc.

Dr Caldwell was twice named a recipient of a Postdoctoral Fellowship in neurogenetics from the National Institute of Neurological Disorders (NINDS) while at Columbia University and was the 2005 Carnegie Foundation US Professor of the Year, State of Alabama. He has been on the editorial board of the *Journal of Opioid Management* and is a reviewer of the *Proceedings of the National Academy of Sciences*. Dr Caldwell has authored over 30 textbooks, book chapters and journal articles and has a PhD in Cell and Molecular Biology from the University of Tennessee.

MICHAEL J COUSINS, MD, SCD, AM

Professor Cousins is the Foundation Professor of Anaesthesia and Pain Management and Director at the Pain Management Research Institute at the Royal North Shore Hospital in Sydney. Aside from the University of Sydney, he has held posts at Stanford Medical School and Flinders University where he researched the relief of post operative pain following vascular surgery, the development of more effective local anaesthetic drugs and opioid and non-opioid drug administration by novel routes.

Professor Cousins was also instrumental in developing a laboratory for allowing some of the first Phase I studies of novel anaesthetic agents and analgesic agents in Australia, for which he received numerous awards. Professor Cousins was made a member of the Order of Australia in 1995. He is the author of over 200 original publications, reviews and book chapters. He chaired a Working Party which developed Australia's first "Evidence Based Medicine" guideline on the Management of Acute Pain. He is the only Australian to have served as President of the International Association for the Study of Pain, and was the Founding President of the Australian Pain Society, and the Founding Dean of the Faculty of Pain Medicine at the Australian and New Zealand College of Anaesthetists. Professor Cousins and his colleagues' clinical and basic research review of the spinal administration of opioid drugs has become the third most frequently cited reference in the pain medicine literature over the last 20 years and the most cited reference in the anaesthesiology literature over the last 60 years. Professor Cousins completed his medical degree at the University of Sydney.

HORACE H LOH, PHD

Dr Loh is the Frederick and Alice Stark Professor and Head of Pharmacology at the University of Minnesota. His field of expertise is the area of opioid drug action: specifically, the neurochemical mechanisms of narcotic addiction and its treatment potential; the molecular nature of opioid receptors and their gene structures; and the pharmacology and functions of endogenous opioid peptides. Dr Loh is the recipient of the Alexander von Humboldt Award from Germany.

Dr Loh is also the Associate Editor for the *Annual Review of Pharmacology* and *Current Opinions in Pharmacology*, and serves on the editorial board of more than ten other scientific journals. In 1986, Dr Loh was elected a member of the Academia Sinica of the Republic of China. He currently serves as scientific advisor to the national governments of Taiwan and China and the regional government of Hong Kong. Dr Loh is also a member of a number of scientific advisory committees around the world. He has a PhD in biochemistry from the University of Iowa, and completed a fellowship in the Department of Pharmacology at the University of California, San Francisco.

5. MANAGEMENT AND CORPORATE GOVERNANCE

ANTHONY J SINSKEY, SCD

Dr Sinskey is a Professor of Microbiology in the Department of Biology and Professor of Health Sciences and Technology at MIT. Dr Sinskey's research is focused on interdisciplinary metabolic engineering, including the fundamental physiology, biochemistry and molecular genetics of organisms. In particular, his studies focus on key factors that regulate the synthesis of different biomolecules including those related to biofuels. Dr Sinskey earned a Bachelor of Science from the University of Illinois and a ScD from MIT. He completed his Postdoctoral Fellowship at the Harvard School of Public Health.

5.4 SCIENTIFIC ADVISORY BOARD – SENIOR CONSULTANTS

The QRxPharma Scientific Advisory Board is complemented by two specialist Consultants who bring significant expertise in fields of specific relevance to QRxPharma's drug approval and commercialisation plans.

CYNTHIA G MCCORMICK, MD
Regulatory Consultant

Dr McCormick is a clinical and regulatory consultant to government and pharmaceutical companies developing products for central nervous system disorders. Dr McCormick served as medical reviewer in the Division of Neuropharmacological Drug Products at the FDA for five years. During this time she was the lead reviewer for all antiepileptic drug product INDs and NDAs such as Neurontin, Tiagabine, and Topiramate.

Dr McCormick later assumed the position of Director of the Division of Anaesthetic, Critical Care and Addiction Drug Products where she oversaw the review and approval of anaesthetic agents, drugs targeted for the treatment of pain and addiction, and supervised the Controlled Substances Review staff. During this time she initiated strategies to ensure that a standardised approach to the development of drugs for pain was undertaken. She held positions sequentially on the FDA's pediatric drug development, labelling and pediatric (exclusivity) implementation team during her tenure at the FDA.

Prior to her FDA experience, Dr McCormick served as a medical officer in the National Institute of Neurological Disorders (NINDS) Antiepileptic Drug Development Program which led the development of new therapies for the treatment of epilepsy. Her last position in the federal government was that of Deputy Director of Extramural Research for the NINDS. She also played a key role in the implementation of the National Vaccine Injury Compensation Program as Chief Medical Officer and Deputy Director. Dr McCormick is a graduate of Bryn Mawr College and the Medical College of Pennsylvania. She received her postgraduate residency training at the University of Michigan, Department of Pediatrics and the University of Pennsylvania, Department of Neurology.

DAVID M STACK, RPH
Marketing and Sales Consultant

Mr Stack has been associated with the Company since 2005 and until recently was a Director. He is the Founding Partner and Chief Executive Officer of Stack Pharmaceuticals Inc, a commercialisation, marketing and strategy consultancy serving emerging healthcare companies. He also is an Executive Partner at MPM Capital, a Venture Partner at Morgan Stanley Venture Partners and a Director of BioImaging Technologies Inc (NASDAQ: BITI), Molecular Insight Pharmaceuticals Inc (NASDAQ: MIPI), Medsite Inc, and PepTx Inc. Prior to forming Stack Pharmaceuticals, Mr Stack was President, Chief Executive Officer and Director of The Medicines Company (NASDAQ: MDCO). Mr Stack also served as the President and General Manager of the Americas for Innovex Inc, the Vice President of Business Development and Marketing for Immunomedics Inc (NASDAQ: IMMU), a biopharmaceutical company focusing on monoclonal antibodies in infectious disease and oncology, and the Director of Business Development and Planning for Infectious Disease, Oncology and Virology for Roche Labs where he was also the Therapeutic World Leader of Infectious Disease. Mr Stack was recognised as the Ernst and Young US Entrepreneur of the Year in 2003. He holds a Bachelor of Science in Biology from Siena College and Bachelor of Science in Pharmacy from Albany College of Pharmacy.

5.5 CORPORATE GOVERNANCE FRAMEWORK

5.5.1 CORPORATE GOVERNANCE

QRxPharma has implemented a corporate governance framework consistent with the ASX best practice recommendations for listed companies to protect the interests of shareholders.

5.5.2 THE BOARD

The Board comprises an independent non-Executive Chairman, two other non-Executive Directors, the Managing Director and one Director who is a Consultant to the Company.

QRxPharma's Board and Management bring together complementary skills and experience. This includes more than a century of experience in drug development and commercialisation, regulatory management, product sales and marketing in (bio)pharmaceutical companies, general business management, and governance of ASX-listed companies.

5.5.3 BOARD COMMITTEES

The Board has established three committees of Directors, the Audit and Risk Committee, the Remuneration Committee and the Nominations Committee. These committees are responsible for considering specific issues and making recommendations to the Board. Each committee has a formal charter.

5.5.4 AUDIT AND RISK COMMITTEE

The role of the Audit and Risk Committee is to provide advice and assistance to the Board to allow it to:

- fulfil its audit, risk management, accounting and reporting obligations;
- monitor the performance and independence of the Company's auditors;
- monitor compliance with applicable accounting standards and other requirements; and
- fulfil its responsibilities relating to financial statements, internal accounting and financial control systems.

The Audit and Risk Committee is currently comprised of Peter Campbell (Chairman) and Michael Quinn, each of whom is a non-Executive Director with appropriate financial and business expertise to act effectively as members of the Audit and Risk Committee. The Audit and Risk Committee will meet at least four times a year and report regularly to the Board. The Audit and Risk Committee has direct access to any employee, the auditors or any other independent experts and advisors as it considers appropriate in order to ensure that its responsibilities can be carried out effectively.

5.5.5 REMUNERATION COMMITTEE

The role of the Remuneration Committee is to provide recommendations to the Board on matters including:

- appropriate remuneration policies and monitoring their implementation including with respect to executives, senior managers and non-Executive Directors;
- incentive schemes designed to enhance corporate and individual performance; and
- retention strategies for executives and senior Management.

The Remuneration Committee is currently comprised of Peter Farrell (Chairman) and Michael Quinn, both non-Executive Directors and John Holaday. The Remuneration Committee will meet at least once a year and at such other times as the Chairman of that committee considers necessary.

5.5.6 NOMINATIONS COMMITTEE

The role of the Nominations Committee is to provide recommendations to the Board on matters including:

- composition of the Board and competencies of Board members;
- appointment and evaluation of the Managing Director;
- succession planning for Board members and senior Management; and
- processes for the evaluation of the performance of the Managing Director and other Directors.

The Nominations Committee is currently comprised of Peter Farrell (Chairman), Michael Quinn and Peter Campbell, all non-Executive Directors.

5.5.7 COMMUNICATION WITH SHAREHOLDERS AND THE MARKET

QRxPharma is committed to:

- ensuring that shareholders and the financial markets are provided with timely disclosure about its activities;
- fully complying with continuous disclosure obligations contained in applicable ASX listing rules and the Corporations Act; and
- ensuring that all investors have equal and timely access to material information concerning QRxPharma.

Information is communicated to shareholders through the distribution of the annual report and whenever there are other significant developments to report. In addition, all information released to the ASX pursuant to QRxPharma's continuous disclosure obligations will be posted on the Company's website www.qrxpharma.com. as soon as possible following disclosure to the ASX.

5.5.8 SECURITIES TRADING POLICY

All QRxPharma officers, employees and Directors are prohibited from dealing in any QRxPharma securities, except while not in possession of unpublished price sensitive information. It is also contrary to the Company's policy for Directors and employees to be engaged in short term trading of the Company's securities. Directors and employees may only deal in the Company's securities during specified periods after the release of the Company's results or after the AGM. Directors must obtain the approval of the Chairman and employees and the approval of the Company Secretary prior to dealing in the Company's securities outside those periods.

In addition, all QRxPharma's officers and Directors have entered into voluntary escrow arrangements in relation to their shareholdings. A summary of these arrangements is set out in Section 9.5.



6. HISTORICAL FINANCIAL INFORMATION

6.1 INTRODUCTION

The financial information below should be read in conjunction with the summary of significant accounting policies in this section, the risk factors in Section 8 and other information contained in this Prospectus.

6.2 CONSOLIDATED HISTORICAL ADJUSTED INCOME STATEMENTS

Set out below is a summary of the adjusted financial performance for the years ended 30 June 2005 and 30 June 2006 and for the six months ended 31 December 2006 for QRxPharma and its controlled entities (referred to in this section as the Group).

The historical results for the years ended 30 June 2005 and 30 June 2006 and the six month period ended 31 December 2006 were audited by PricewaterhouseCoopers which issued an unqualified audit opinion modified to reflect the inherent uncertainty regarding continuing as a going concern due to the need for QRxPharma to raise further capital.

	Year ended 30 June 2005 $'000	Year ended 30 June 2006 $'000	Six months ended 31 December 2006 $'000
Expenses			
Research and development expenses	(3,423)	(1,060)	(232)
Marketing expenses	(618)	(179)	-
Administration expenses	(719)	(565)	(358)
Depreciation and amortisation	(27)	(30)	(7)
Loss before interest and income tax	**(4,787)**	**(1,834)**	**(597)**
Adjustments - Interest[1]	(10)	(1,676)	(2,076)
Net Loss per audited financial statements	**(4,797)**	**(3,510)**	**(2,673)**

[1] The historical results were adjusted to eliminate all interest income and finance costs.

6.3 REVIEW OF HISTORICAL RESULTS

6.3.1 YEAR ENDED 30 JUNE 2005

The operating loss before interest and income tax of $4.79 million for the year was largely incurred through the continued research and development spend on the Company's drug development programs principally on the lead product Q8003IR together with initial development spend on Q8011CR. During the year the Company also undertook an extensive market research study on its dual opioid products. It also partly funded research on Venomics at University of Queensland and the Queensland Medical Institute of Research.

6.3.2 YEAR ENDED 30 JUNE 2006

The operating loss before interest and income tax of $1.83 million for the year was lower than the previous year principally due to reduced spend across all activities as the Company was conserving cash resources to complete toxicology studies and file the Phase III trial protocol for Q8003IR with the FDA.

6.3.3 SIX MONTH PERIOD ENDED 31 DECEMBER 2006

The operating loss before interest and income tax for the six months ended 31 December 2006 of $0.60 million was as a result of continuing efforts by the Company to conserve cash, minimising the spend on research and development as the Company prepared for a capital raising to conduct the Phase III clinical trials of Q8003IR.

6.4 PRO FORMA CONSOLIDATED BALANCE SHEET

The pro forma consolidated balance sheet of QRxPharma and its controlled entities as of 31 December 2006 is prepared under AIFRS as described in Section 6.6.2 of this Prospectus. It reflects the pro forma adjustments detailed in Section 6.7 to reflect the pro forma historical consolidated balance sheet of the Group after accounting for the impact of the significant transactions that are likely to occur after 31 December 2006, but whose occurrence is contingent upon completion of the Offer by QRxPharma.

6. HISTORICAL FINANCIAL INFORMATION

	Notes	Audited 31 December 2006 $'000	Pro Forma Adjustment(s) $'000	Pro Forma 31 December 2006 $'000
Current assets				
Cash and cash equivalents		114	48,519	48,633
Total current assets		114	48,519	48,633
Non-current assets				
Property, plant & equipment		12	-	12
Intangible assets		-	15,502	15,502
Total non-current assets		12	15,502	15,514
Total assets		126	64,021	64,147
Current liabilities				
Trade and other payables		384	300	684
Borrowings		5,263	(5,263)	-
Total current liabilities		5,647	(4,963)	684
Non-current liabilities				
Borrowings		14,250	(14,250)	-
Total non-current liabilities		14,250	(14,250)	-
Total liabilities		19,897	(19,213)	684
Net (liabilities)/assets		**(19,771)**	**83,234**	**63,463**
Equity				
Contributed equity	6.8.1	671	79,346	80,017
Accumulated losses		(20,607)	1,976	(18,631)
Reserves		165	1,912	2,077
Total (deficiency)/equity		**(19,771)**	**83,234**	**63,463**

6.5 PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS

The statement of pro forma adjusted cash flows for the six months ended 31 December 2006 has been prepared on the basis that the transactions outlined in Section 6.7 had occurred on or before 31 December 2006.

	Audited 31 December 2006 $'000	Pro Forma Adjustments $'000	Pro Forma 31 December 2006 $'000
Cash flows from operating activities			
Receipts from customers	–	–	–
Payments to suppliers & employees	(665)	–	(665)
Interest received	4	–	4
Net cash flows from operating activities	**(661)**	**–**	**(661)**
Cash flows from investing activities			
Costs relating to the acquisition of CNSCo	–	(202)	(202)
Net cash flows from investing activities	**–**	**(202)**	**(202)**
Cash flows from financing activities			
Proceeds from borrowings	525	2,200	2,725
Proceeds from issues of Shares	1	50,000	50,001
Costs of issuing Shares	–	(3,589)	(3,589)
Proceeds from exercise of options	–	110	110
Net cash flows from financing activities	**526**	**48,721**	**49,247**
Net increase/(decrease) in cash and cash equivalents	**(135)**	**48,519**	**48,384**
Cash and cash equivalents at beginning of the period	249	–	249
Cash at end of the period	**114**	**48,519**	**48,633**

The reconciliation of loss attributable to members of QRxPharma to Net Cash Outflow from Operating Activities:

	Audited 31 December 2006 $'000	Pro Forma Adjustments $'000	Pro Forma 31 December 2006 $'000
Operating loss after income tax	(2,673)	2,076	(597)
Depreciation and amortisation	7	–	7
Non-cash employee benefits expense – share based payments	2	–	2
Decrease in creditors	(216)	–	(216)
Increase/(decrease) in other operating liabilities	2,219	(2,076)	143
Net cash outflow from operating activities	**(661)**	**–**	**(661)**

6. HISTORICAL FINANCIAL INFORMATION

6.6 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial information are set out below. These policies have been consistently applied, unless otherwise stated.

6.6.1 GOING CONCERN

The Group has continued to experience operating losses of $2.67 million and operating cash outflows of $0.7 million during the six months ended 31 December 2006 as the Group continues to focus on the achievement of key milestones set out in the funding of its R&D program and operating plan. As at 31 December 2006 the Group had a deficiency in capital of $19.77 million and cash balances of $0.11 million. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent upon:

- the Group being successful in negotiating and obtaining additional funding, specifically, the successful completion of an underwritten IPO; and
- the Group successfully implementing its business strategy and operating plan.

The Directors are confident that QRxPharma will continue as a going concern for a period of 12 months from the allotment of new Shares under the Offer and consequently it will realise its assets and settle its liabilities and commitments in the ordinary course of business and at the amount stated in Section 6.4.

Significant matters considered by the Directors in determining that it is appropriate for the financial information included in this section to be prepared on a going concern basis include the existence of a signed underwriting agreement for the Offer at the level of $50 million.

6.6.2 BASIS OF PREPARATION

The financial information in this section has been prepared in accordance with the recognition and measurement requirements of Australian equivalents to International Financial Reporting Standards (AIFRSs) and other authoritative pronouncements of the Australian Accounting Standards Board. Some of the disclosure requirements under these accounting standards have not been included where the information that would be disclosed is not considered material or relevant to potential investors.

6.6.3 PRINCIPLES OF CONSOLIDATION

The financial information incorporates the assets and liabilities of all subsidiaries of QRxPharma as at 31 December 2006 and the results of all subsidiaries for the six month period then ended. QRxPharma and its subsidiaries together are referred to in this financial information as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

6.6.4 INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial information, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Tax consolidation legislation

QRxPharma and its wholly owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

The head entity, QRxPharma, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each

entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, QRxPharma recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

6.6.5 BUSINESS COMBINATIONS

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

6.6.6 IMPAIRMENT OF ASSETS

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

6.6.7 CASH AND CASH EQUIVALENTS

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

6.6.8 PROPERTY, PLANT AND EQUIPMENT

Depreciation of plant and equipment is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives of four years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

6.6.9 INTANGIBLE ASSETS

Costs incurred in acquiring IP are capitalised and amortised on a straight line basis over the period of the expected benefit. IP acquired as part of the CNSCo, Inc (CNSCo) acquisition will be amortised over the remaining life of the patents of 18 years. Management reviews the useful economic life of the IP each financial year.

6. HISTORICAL FINANCIAL INFORMATION

6.7 PRO FORMA CONSOLIDATED ADJUSTMENTS

The pro forma consolidated balance sheet as at 31 December 2006 and the pro forma adjusted statement of cash flows for the six months ended 31 December 2006 have been prepared on the basis that the following significant transactions had occurred as at 31 December 2006:

[illegible]	Notes	Balance sheet classification	Debit $'000	Credit $'000
Final call on convertible notes	6.7.1	Cash	700	
Value of convertible notes at 31 December 2006		Share Capital		700
Value of convertible notes at 31 December 2006	6.7.2	Borrowings	5,263	
Conversion of convertible notes and warrants to		Cash	1,500	
preferred A shares to ordinary Shares		Share Capital		6,876
Net additional of interest on convertible notes		Retained earnings	113	
Value of preferred A shares at 31 December 2006	6.7.3	Borrowings	14,250	
Conversion of preferred A shares to ordinary capital		Share Capital		10,249
Reversal of interest on preferred A shares		Retained earnings		4,001
Exercise of employee share options	6.7.4	Cash	110	
Issue of 1,953,997 ordinary Shares		Share Capital		110
Transaction costs relating to the acquisition of CNSCo	6.7.5	Cash		202
Liabilities assumed upon acquisition of CNSCo		Liabilities		300
Intangible assets acquired upon acquisition of CNSCo		Intangible assets	15,502	
Ordinary Shares issued upon acquisition of CNSCo		Share Capital		15,000
Research and Development expenditure	6.7.6	Retained earnings	1,912	
Issue of 1,912,500 ordinary Shares to Uniquest		Share Reserve		1,912
Funds raised from IPO Listing	6.7.7	Cash	50,000	
Transaction costs relating to the IPO		Cash		3,589
Issue of 25,000,000 ordinary Shares pursuant to IPO		Share Capital		46,411

6.7.1 CONVERTIBLE NOTES

A final call was made in February 2007 on the convertible notes.

6.7.2 CONVERSION OF CONVERTIBLE NOTES

The pro forma adjustment accounts for the conversion by holders of convertible notes and associated warrants to preferred A shares prior to their conversion to ordinary Shares. Warrant holders are expected to exercise their option to acquire preferred A Shares via the payment of $1.50 million in cash.

6.7.3 CONVERSION OF PREFERRED A SHARES

The pro forma adjustment accounts for the conversion by holders of preferred A shares in QRxPharma, to ordinary Shares prior to the completion of the Offer by QRxPharma. $14.25 million of borrowings was converted to $10.25 million ordinary Shares, and interest accrued of $4.00 million has been reversed. Details of all conversions prior to the IPO are outlined in Section 6.8.1.

6.7.4 EXERCISE OF OPTIONS

The pro forma balance sheet is prepared on the basis that all employee share options on issue at 31 December 2006 were exercised via the payment of cash at 31 December 2006.

6.7.5 ACQUISITION OF CNSCO

QRxPharma acquired 100% of the equity of CNSCo on 26 April 2007 for consideration equivalent to 10% of its post IPO ordinary capital. QRxPharma has issued financial instruments valued at $15.00 million. Details of the acquisition and the IP acquired appear in the table below.

The IP acquired is the licence to the Torsin technology as described in Section 4.4.1.

The calculations reflected in the pro forma financial information assume that QRxPharma acquired CNSCo on 31 December 2006. Management believe that this provides readers of the Prospectus with more meaningful information on the financial position of the group than would be the case if the actual date of acquisition of 26 April 2007 was applied.

[illegible]	$'000
Costs of acquisition	202
Net liabilities assumed at acquisition	300
Intangible Assets	15,502
Cost of acquisition of CNSCo	15,000

6.7.6 SHARES ISSUED TO UNIQUEST PTY LIMITED

Immediately prior to the Offer 1,912,500 Shares will be issued to Uniquest Pty Limited at a market value of $1.00 (as determined at the grant date) in relation to an agreement to compensate Uniquest for early settlement of an IP subscription deed.

6.7.7 IPO FUND RAISING

This pro forma adjustment reflects the net proceeds expected from the issue of 25 million ordinary Shares at a price of $2.00 each ($50 million) less estimated costs of issue of $3.6 million, subject to the execution of an underwriting agreement and the successful completion of the listing process.

6.8 NOTES TO THE FINANCIAL INFORMATION

6.8.1 SHARE CAPITAL

The movement in the contributed equity of QRxPharma in the consolidated historical and pro forma statements of financial performance at 31 December 2006 after the proposed share reduction is detailed below:

[illegible]	Number of Shares Issued	Pro Forma $'000
Ordinary Shares	6,838,846	671
Fully paid ordinary Shares issued to the public at a cost of $2.00 per share	25,000,000	50,000
Less: costs of the IPO	-	(3,589)
Ordinary Shares issued for CNSCo acquisition	7,500,000	15,000
Ordinary Shares issued to Uniquest at a fair value of $1.00	1,721,449	-
Preferred A Shares converted into ordinary Shares	32,180,905	17,825
Ordinary Shares issued under ESOP plan	1,758,800	110
Total contributed equity	**75,000,000**	**80,017**

6. HISTORICAL FINANCIAL INFORMATION

The table below provides the Share holdings prior to the IPO and Share reduction which reduced the number of Shares on issue by a factor per share of 0.9001.

	Number of Shares Issued	Share reduction	Number of Shares after IPO
Ordinary Shares	7,597,841	(758,995)	6,838,846
Fully paid ordinary Shares issued to the public at a cost of $2.00 per share	25,000,000	-	25,000,000
Ordinary Shares issued for CNSCo at $2.00	7,500,000	-	7,500,000
Ordinary Shares issued to Uniquest at a fair value of $1.00	1,912,500	(191,051)	1,721,449
Preferred A Shares converted into ordinary Shares	35,752,436	(3,571,531)	32,180,905
Ordinary Shares issued under ESOP plan	1,953,997	(195,197)	1,758,800
Total contributed equity	**79,716,774**	**(4,716,774)**	**75,000,000**

The table below provides a detailed breakdown, by type of financial instrument converted, of the Shares issued to the respective shareholders/ lenders. The preferred A shares, convertible notes and warrants have been converted to ordinary Shares at a 1.85 conversion rate.

Type of financial instrument	Balance outstanding $'000	Number of ordinary Shares issued on Conversion	Total value of share capital recognised $'000
Preferred A share	10,249	18,960,913	10,249
Convertible notes[1]	4,576	11,241,523	4,576
Warrants	3,000	5,550,000	3,000
Total	**17,825**	**35,752,436**	**17,825**

[1] The convertible notes initially convert into preferred A shares before being converted to ordinary Shares at a 1.85 conversion rate.

The table set out in Section 2.4 provides details of all options currently on issue and to be issued upon the successful completion of the IPO process to employees under the Company's Employee Share Option Plan.

6.8.2 UTILISATION OF INCOME TAX LOSSES CARRIED FORWARD

At 31 December 2006 QRxPharma had unused tax losses of $17.47 million representing a potential tax benefit of $5.24 million. These losses have not been recognised in the financial information of QRxPharma as their use was not probable due to uncertainty of QRxPharma's ability to generate sufficient assessable income.

These tax losses should be available for QRxPharma to carry forward subject to satisfying the 50% continuity of ownership test, or failing that, the same business test.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
QRxPharma Limited
Suite 4.01, 35 Lime Street
SYDNEY NSW 2000
Australia

27 April 2007

Subject: Investigating Accountant's Report on Historical Financial Information

Dear Directors

We have prepared this report on the historical financial information of QRxPharma Limited and controlled entities (*the Group*) for inclusion in a Prospectus dated on or about 30 April 2007 (*the Prospectus*) relating to the issue of ordinary shares in QRxPharma Pty Limited *(the Company)*.

Expressions defined in the Prospectus have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Background

QRxPharma Limited is a clinical stage specialty pharmaceutical company. The purpose of this Offer is to enable the Company to list on the Australian Stock Exchange (ASX) and to raise funds to support further research and development.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following historical financial information:

(a) the consolidated adjusted historical statements of financial performance of the Company for the years ended 30 June 2005, 30 June 2006 and the six month period ended 31 December 2006;

PRICEWATERHOUSECOOPERS

(b) the historical consolidated balance sheet as at 31 December 2006 and the pro forma consolidated balance sheet as at 31 December 2006 which assumes completion of the contemplated transactions disclosed in Section 6.7 of the Prospectus (the pro forma transactions); and

(c) the pro forma consolidated statement of cash flows for the six months ended 31 December 2006 which assumes completion of the pro forma transactions in section 6.7,

collectively, the Historical Financial Information.

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 6 of the Prospectus has been extracted from the audited financial statements of the Company, which were audited by PricewaterhouseCoopers that issued an unqualified audit opinion modified to reflect the inherit uncertainty regarding continuity as a going concern due to the need for the Company to raise additional capital. The Historical Financial Information incorporates such adjustments as the Directors considered necessary to reflect the operations of the Company going forward. The Directors are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited financial performance of the Company for the relevant historical period
- a review of work papers, accounting records and other documents
- a review of the adjustments made to the historical financial performance
- a review of the assumptions used to compile the pro forma balance sheet
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Company disclosed in Section 6 of the Prospectus, and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

PRICEWATERHOUSECOOPERS

- the pro forma consolidated statement of financial position has not been properly prepared on the basis of the pro forma transactions
- the pro forma transactions do not form a reasonable basis for the pro forma statement of financial position
- the Historical Financial Information, as set out in Section 6 of the Prospectus does not present fairly:

  (a) the consolidated adjusted historical statements of financial performance of the Company for the years ended 30 June 2005, 30 June 2006 and the six month period ended 31 December 2006;

  (b) the consolidated historical and pro forma balance sheet of the Company as at 31 December 2006; and

  (c) the pro forma consolidated statement of cash flows for the six months ended 31 December 2006,

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Company disclosed in Section 6 of the Prospectus.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

Andrew Sneddon
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS SECURITIES LTD
FINANCIAL SERVICES GUIDE
This Financial Services Guide is dated 27 April 2007

1. About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617), Australian Financial Services Licence no 244572 ("PwC Securities"), has been engaged by QRxPharma Limited to provide a report in the form of an Independent Accountant's Report in relation to the pro forma Historical Financial Information (the "Report") for inclusion in the Prospectus dated 27 April 2007.

2. **This Financial Services Guide**

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3. **Financial services we are licensed to provide**

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4. **General financial product advice**

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5. **Fees, commissions and other benefits we may receive**

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees have been based on time expected to be incurred at our usual hourly rates and as set out in Section 9.9.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

PRICEWATERHOUSECOOPERS

6. **Associations with issuers of financial products**

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. PricewaterhouseCoopers have been appointed as auditors for the financial year ended 30 June 2006.

7. **Complaints**

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8. **Contact Details**

PwC Securities can be contacted by sending a letter to the following address:

Andrew Sneddon

201 Sussex Street

SYDNEY NSW 1171



7. PATENT ATTORNEYS' REPORTS



DREIER LLP

ATTORNEYS AT LAW

Daniel F. Coughlin, Ph.D. *Partner*
Direct 212 652 3814 Mobile 203 722 5268
www.dreierllp.com

12 April 2007

Directors
QRxPharma Ltd
c/o Suite 4.01, 35 Lime St
Sydney, NSW, 2000
Australia

RE: QRxPharma Patent Report

Dear Sirs:

We are providing this Patent Report (the "Report") for inclusion in a Prospectus to be issued by QRxPharma Ltd ("QRx"). It is our understanding that this Report shall supplement a similar Report prepared by Australian Counsel, Davies Collison Cave, addressing the status of Australian patents and related foreign filings owned by the University of Queensland and licensed by QRx.

Dreier LLP has prepared this Report at the request of QRx, and the firm will be paid at standard billing rates for the work entailed in preparation of this Report.

Coverage of the QRx Formulations under Supernus Patents

The controlled release formulations currently under development by Supernus were selected to optimize both specific clinical objectives, as well as to insure, to the extent possible, that the final product(s) for which marketing approval will be sought will come within the scope of the claims of issued Supernus patents. These patents include at least U.S. Patent No. 6,287,599 (the "'599 patent"), entitled "Sustained release pharmaceutical dosage forms with minimized pH dependent dissolution profiles." We also understand from information provided by Supernus that Supernus has filed counterpart applications in Europe, Japan, Canada and Australia. The claims of this patent, in general, are directed to pharmaceutical compositions comprising a pH-dependent active ingredient, one or more non-pH-dependent sustained release agents, and one or more pH-dependent agents that increase the rate of dissolution (*in vitro*) of the active ingredient at a pH level in excess of 5.5.

We have examined the claims of the '599 patent, in light of both the specification and the file history of the patent (the public record), with respect to the current formulations of the QRx CR product. It is our initial conclusion that the current product formulation will

7. PATENT ATTORNEY'S REPORTS

DREIER LLP

fall within the scope of one or more claims of the '599 patent. However, it should be noted that the current lead formulations of the QRx CR product have not yet been tested on humans. If the results of human trials indicate that it is necessary or advisable to further refine the product formulation, then the preliminary conclusion stated herein may not apply to the revised formulation.

Presuming that the final approved product comes within the scope of one or more claims of issued Supernus patents, then that product will be able to take advantage of the patent exclusivity provided by those patents, as well as, in the USA, Hatch-Waxman Act procedures dealing with patent challenges arising from products seeking to obtain generic marketing approval from the Food and Drug Administration ("FDA") referencing the QRx CR product. The expiry date of '599 patent is Dec 20th, 2020.

Further, we understand from information provided by QRx and Supernus that Supernus has filed applications for two additional patent families directed toward drug formulations that incorporate features that reduce the potential for drug abuse. We also understand that it is the explicit intent of the parties to the QRx/Supernus development agreement that, where feasible, Supernus will incorporate such anti-abuse features in the QRx CR product.

The QRx Patent Applications

The QRx patent applications are directed, in general, to novel, and unexpected, clinical advantages discovered for analgesic compositions comprising sub-analgesic doses of both a μ-opioid agonist (such as morphine) and a κ_2-opioid agonist (such as oxycodone). Specifically, these advantages arise from the unexpected observation that, despite synergistically enhanced analgesic effects, the compositions of the invention result in a significantly reduced occurrence of complications in the form of depression of respiration, universally recognized as one of the most clinically significant side-effects of the administration of opioid analgesics.

1. U.S. Patent Application Serial No. 10/661,458

Serial No. 10/661,458	
Title:	*Methods and Compositions for Reducing the Risk Associated with the Administration of Opioid Analgesics in Patients with Diagnosed or Undiagnosed Respiratory Illness.*
Filing Date:	10 September 2003
Priority Date:	10 September 2003
Expiration Date:	10 September 2023

Serial No. 11/544,187 (Divisional continuation)	
Title:	*Methods and Compositions for Reducing the Risk Associated with the Administration of Opioid Analgesics in Patients with Diagnosed or Undiagnosed Respiratory Illness.*
Filing Date:	6 October 2006
Priority Date:	10 September 2003
Expiration Date:	10 September 2023

Claims: The claims of the '458 application as filed were directed to methods for reducing the risk associated with the administration of opioid analgesics in patients with a respiratory illness comprising the administration of a sub-analgesic dose of a μ-opioid agonist and a κ_2-opioid agonist. Dependent claims recited specific opioid agonists, routes of administration of the composition, mass limitations of the opioid analgesics, and specific respiratory illnesses. An additional independent claim was directed specifically to reducing the risks associated with administering opioid analgesics to patients suffering from sleep apnea of various forms. Also, the application contained claims directed to compositions containing sub-analgesic doses of morphine and oxycodone.

As a result of Office Actions received in the case imposing restriction and species election requirements, claims 1 - 3, 5 - 12, and 17 - 19 were elected for further consideration and the remaining claims were withdrawn. The elected claims reflected selection of a group of opioids comprising morphine, oxymorphone and hydromorphone, as well as selection of sleep apnea as the respiratory illness that is the subject of the methods of the claimed invention.

To date, we are in receipt of one substantive communication from the U.S. Patent Office addressing the patentability of the pending claims. Although the Examiner has raised issues arising from the effects of prior art, the references cited were known to us during preparation of the application and, we believe, do not present any substantive issues impacting the patentability of the claims. We know of no other prior art any more relevant than the references already cited in the pending application.

Subsequent to the restriction requirement and election of species, a divisional application, the '187 application, was filed. We have received no substantive communications regarding this continuation application.

DREIER LLP

Directors
QRxPharma Ltd
12 April 2007
Page 4 of 5

Foreign filing corresponding to the '458 application

US04/029731	
Type:	Patent Cooperation Treaty
Title:	*Methods and Compositions for Reducing the Risk Associated with the Administration of Opioid Analgesics in Patients with Diagnosed or Undiagnosed Respiratory Illness.*
Filing Date:	10 September 2004
Priority Date:	10 September 2003
Expiration Date:	10 September 2023

2006-526349	
Type:	National Phase filing in Japan
Title:	*Methods and Compositions for Reducing the Risk Associated with the Administration of Opioid Analgesics in Patients with Diagnosed or Undiagnosed Respiratory Illness.*
Filing Date:	10 September 2004
Priority Date:	10 September 2003
Expiration Date:	10 September 2023

04783810.7	
Type:	National Group out of PCT application
Title:	*Methods and Compositions for Reducing the Risk Associated with the Administration of Opioid Analgesics in Patients with Diagnosed or Undiagnosed Respiratory Illness.*
Filing Date:	10 September 2004
Priority Date:	10 September 2003
Expiration Date:	10 September 2023

Claims: The claims of these counterpart applications correspond to the claims as originally filed in the parent U.S. case, the '458 application. No substantive correspondence on these applications has been received to date.

We have obtained the information provided in the above summaries from in-house databases of file-related information. The information was subsequently verified against publicly available information, where available.

Sincerely,

Daniel F. Coughlin
Partner
Dreier LLP

7. PATENT ATTORNEY'S REPORTS

DAVIES COLLISON CAVE

Davies Collison Cave
Patent and Trade Mark Attorneys
Australia and New Zealand

Level 3, 303 Coronation Drive
Milton
Queensland 4004
Australia

PO Box 2219
Milton Business Centre
Queensland 4004
Australia

Telephone +61 7 3368 2255
Facsimile +61 7 3368 2262
mail@davies.com.au
ABN 22 077 909 519

www.davies.com.au

12 April, 2007

Directors
QRxPharma Ltd
c/o Suite 4.01, 35 Lime Street
Sydney NSW 2000
Australia

Our Ref: 12179882/VPA/sjp

Re: QRxPharma Pty Ltd Patent Report

Dear Directors

This Patent Report ("Report") is provided for inclusion in a Prospectus to be issued by QRxPharma Ltd ("QRxPharma"). The Report provides information on the status of Australian and foreign patents and patent applications relating to the treatment of pain, which are owned by The University of Queensland. These patents and patent applications have been licensed to QRxPharma and will be referred to hereafter as the "QRxPharma patents." The status information provided in this Report is correct to the best of our knowledge as of the date above.

Davies Collison Cave has represented QRxPharma from March 2003 and since that time, we have provided services for prosecution of pending QRxPharma patent applications.

Neither Davies Collison Cave nor any of its Partners has, or is, entitled to any shares in QRxPharma. Davies Collison Cave has no other interests in the promotion of QRxPharma. This report has been prepared at the request of QRxPharma, and Davies Collison Cave will be paid at commercial rates for the preparation of this report.

Intellectual Property

Intellectual property may be regarded as a collective term for a group of rights, which provide varying degrees of protection of products, processes, names, designs and drawings in industry science or commerce. Patent rights represent an important form of intellectual property, and provide protection for new, non-obvious and useful inventions for a limited period. Patents may be granted for new or improved products, compositions and processes in almost all areas of scientific, commercial and industrial activities, including pharmaceuticals, and a brief summary of the Patent System is ***attached*** to this Report.

Brisbane
Melbourne
Sydney
Canberra

In association with:
Davies Collison Cave Solicitors
Intellectual Property Law

Review of QRxPharma's Patent Portfolio

The QRxPharma patents are directed to an invention that is useful for the treatment of pain. In particular, the claims of these patents are drawn to pain-relieving compositions and methods, which are based on the use of two different opioid analgesics and more particularly, on the concurrent administration of a sub-analgesic dosage of a μ-opioid agonist such as morphine and a sub-analgesic dosage of a κ_2-opioid agonist such as oxycodone. The compositions and methods produce strong analgesia with reduced risk of causing undesirable side effects. We understand the QRxPharma products (i) Q8003IR, a low dose combination of morphine and a low dose combination of oxycodone in an oral immediate release dosage form and (ii) Q8011CR a low dose combination of morphine and a low dose combination of oxycodone in an oral controlled release dosage form have been designed to fall within the claims of the QRxPharma patents.

Presuming that the final approved QRxPharma products fall within the scope of one or more claims of the QRxPharma patents, then these products will be able to take advantage of the patent exclusivity provided by those patent. Additionally, they would be able in the United States to take advantage of the procedures under the Hatch-Waxman Act, which allows a patent owner a way, depending on circumstances, to delay approval by the United States Federal Drug Administration (FDA) for up to 5 years of a generic alternative.

Set out below are details of the QRxPharma patents, including title, priority information, status and the countries in which the patents have been granted or are pending, and any substantive action to be taken.

Information concerning the status of patent applications outside Australia is based upon reports provided to us by various patent firms around the world. Their reports are variously based on inspection of public records and/or databases of their national (or regional) patent offices. Information concerning Australian patent applications is based upon search of Australian patent office records, including assignment recordations, or upon the internal files of Davies Collison Cave. In view of the possibility of short delays in communication between Davies Collison Cave and foreign attorney firms, it is possible that some status information listed below is not completely accurate as at the date of this report.

"Production of Analgesic Synergy by Co-administration of Sub-Analgesic Doses of a μ-Opioid Agonist and a κ_2 Opioid Agonist"

1. Patent Family deriving from International Application No. PCT/AU96/00656

PCT/AU96/00656	
Filing date:	21 October, 1996
Priority Date:	19 October, 1995 (AU No: PN6038/95)
Expiration Date of any deriving patents:	21 October, 2016

- 3 - 12, April, 2007

Countries in which Patents have Granted:

Australia:	Patent No:	706691
	Patent Application No:	72076/96
	Grant Date:	12 April, 2000
	Status:	Next maintenance fee due: 21 October, 2007
	Expiration Date:	21 October, 2016
Peoples Republic of China:	Patent No:	ZL96199071.6
	Patent Application No:	96199071.6
	Grant Date:	9 April, 2003
	Status:	Next maintenance fee due: 21 October, 2007
	Expiration Date:	21 October, 2016
Europe:	Patent No:	0871488
	Patent Application No:	96933277.4
	Grant Date:	13 April, 2005
	Expiration Date:	21 October, 2016
	Patent validated in:	
	Denmark:	DK/EP0871488 T3
	Finland:	0871488
	France:	0871488
	Germany:	DE 696 34 609 T2
	Greece:	0871488
	Republic of Ireland:	0871488
	Italy:	0871488
	The Netherlands:	0871488
	Spain:	ES 2241003 T3
	Sweden:	0871488
	Switzerland:	0871488
	United Kingdom:	0871488
	Status:	Next maintenance fee due: 21 October, 2007
New Zealand:	Patent No:	319531
	Patent Application No:	319531
	Grant Date:	9 March 2000
	Status:	Next maintenance fee due: 21 October, 2009

United States:	Patent No:	6,310,072
	Patent Application No:	08/921,187 (CIP of PCT/AU96/00656)
	Grant Date:	13 October, 2001
	Status:	Next maintenance fee due: 30 April, 2009

Countries in which Patent Applicatons are Pending:

Canada:	Patent Application No:	2235375
	Status:	Under Examination: Response to Examination Report issued 10 August, 2006, filed: 24 January, 2007 Next maintenance fee due: 22 October, 2007
Japan:	Patent Application No:	515357/97
	Status:	Under Examination: Response to Examination Report issued 4 April, 2006, filed: 4 October, 2007 Next maintenance fee due: 21 October, 2007

2. **Republic of South Africa Patent**

Patent No:	96/8808
Filing date:	18 October, 1996
Patent Application No:	96/8808
Priority Dates:	19 October, 1995 (AU No: PN6038/95)
Grant Date:	27 August, 1997
Status:	Next maintenance fee due: 18 October, 2007
Expiration Date:	18 October, 2016

It is important to note that caveats exist with any patent or patent application.

Patents are typically granted on the condition that their claims are directed to both novel and non-obvious subject matter. This means that a patent is only valid if its claims are both novel and non-obvious against a background of all material publicly available anywhere in the

world before the priority date of the application on which the patent was granted. It is obviously impossible for a Patent Office Examiner with limited resources to effectively search all material in every language everywhere in the world for prior art that may invalidate the claims of a patent application. It should be evident, therefore, that due to the inherent uncertainties of the patent system, only some of which have been outlined here, no assurance can be given as to the absolute validity of any patents or patent applications note above and, as such, there can be no assurance that any patent granted will be valid or enforceable in the particular country in which it is granted.

In most jurisdictions, however, including Australia and the United States, the patent law provides issued patents with a presumption of validity that arises from the special expertise of the Patent Office in reviewing patent applications, which includes a detailed comparison of the claims of the patent application to the prior art. As a consequence of this statutory presumption, court challenges to an issued patent face a heightened burden of proof that is far more stringent than what is usually encountered in civil litigation. If a legal challenge is based on prior art, then the party seeking to invalidate the patent must prove, to a rigorous standard, that the prior art is not only relevant to the claims of the patent, but is more relevant than any art considered by the Patent Office during prosecution of the application. This is a difficult burden to meet.

At the time of writing this Report, Davies Collison Cave was not aware of any disputes with or challenges by third parties or any other issues in relation to the validity of any of the claims in the QRxPharma patent applications. Further, there can be no assurance that the exploitation of the inventions described and claimed in the QRxPharma patents and patent applications will not infringe the rights of patents held by third parties.

Yours faithfully,
DAVIES COLLISON CAVE

Victor P. Argaet, PhD
Partner
vargaet@davies.com.au

Patent System

Patents grant the patent owner a limited right to exclude others from practicing (making, using, or selling) an invention for a limited period, which in many countries runs 20 years from the date of filing a complete patent application, subject to the payment of maintenance, renewal or annuity fees. Because patent rights are essentially national or regional rights, patents need to be obtained in each country or region where a monopoly is required.

A fundamental requirement of the patent system is that the invention be "new" at the time of lodging a patent application. Newness in this sense is judged in relation to what was publicly known or used at the date of the application. Another aspect of newness involves the requirement for a distinct inventive advance over what was previously known. This means that valid patent protection cannot be obtained for trivial or obvious developments.

Regional patent applications may also be filed such as a European application. A European application may designate up to 28 countries which are party to the European Patent Convention. A European patent application may also be extended to certain other jurisdictions, which are not full signatories to the European Patent Convention. The European patent application is processed centrally in a single language, and if ultimately successful, matures into a granted European patent. Following grant, it is necessary to take certain procedural steps and pay various fees to give the granted European patent effect in some or all of the designated countries. The term "European patent" actually constitutes a bundle of national patent rights, each of which can be enforced separately through the national courts against an infringer.

The usual steps towards obtaining a patent in Australia and other countries begin by filing a provisional application, which establishes the priority date against which newness is assessed. Under the Paris Convention, the filing of the provisional application establishes a priority date for the invention not only in Australia but in all other countries that are a party to this Convention, including countries such as the United States, Canada, New Zealand, Europe and Japan. Within twelve months from the date of the filing the provisional application, a complete application must be lodged otherwise the provisional application ceases to exist. At this time, in order to obtain protection in other countries, the applicant may file separate national patent applications in each of the countries in which protection is required. Alternatively, the applicant may file a single International application under the provisions of the Patent Cooperation Treaty (generally referred to as a 'PCT' application or an 'International' application) in which it is possible to designate countries or regions in which protection is required. The International application itself does not mature into a worldwide patent, but at the end of the international phase, steps can be taken to file the application into any or all of the countries or regions designated in the International application.

Before a patent is granted in any jurisdiction, it must undergo examination by a national authority, or by a nationally approved authority to ensure that it complies with the laws of that jurisdiction. Since the laws governing patents vary from country to country, there can be no assurance when a patent application is filed in any particular jurisdiction of the scope of its legal monopoly upon grant, the validity of the patent granted, or indeed whether it will be granted at all. In general terms, however, the risks undertaken by an organisation in establishing a patent portfolio are mitigated by the retention of local patent advisers. QRxPharma has utilised both Australian attorneys and US attorneys in developing their portfolio.



8. INVESTMENT RISKS

8.1 INTRODUCTION

An investment in QRxPharma will be accompanied by various risks and should be considered speculative in nature. Some of these risks are specific to the Company while others relate to investing in shares in general. It is for this reason that none of QRxPharma nor its Directors or advisors provide any guarantee with respect to market value or that profitability will be achieved or dividends will be paid.

This section describes a range of risks associated with an investment in QRxPharma. The risks outlined should not be considered exhaustive of the risks faced by QRxPharma and its investors but these and other risks could have a material impact on the financial performance of the Company and the value of the Shares offered under this Prospectus.

Before making a decision, investors should consider each of the risks described in this section, as well as other information in this Prospectus. Investors should carefully consider these factors in light of their investment objectives and financial circumstances. If investors are in any doubt regarding the terms and conditions of this Prospectus they should seek professional advice from their stockbroker, solicitor, accountant, or other qualified professional financial advisor.

8.2 RISKS SPECIFIC TO QRXPHARMA

8.2.1 CLINICAL DEVELOPMENT

QRxPharma is in late stage clinical development for its lead product and has additional products at an earlier stage of development. There are inherent risks involved with the development of pharmaceutical products including failure during clinical trials or failure to achieve sufficient robustness and reliability. The Company is yet to commercialise any products from its development programmes and cannot guarantee that its research and development activities will lead to the development and successful commercialisation of its products. There is also no guarantee that QRxPharma will succeed in bringing its products to market at a time that allows it to capture market opportunities.

8.2.2 REGULATORY RISKS

In order to obtain regulatory approval for the commercial sale of any one of its products, QRxPharma must prove that its products are both safe and effective for use in each proposed indication. There can be no guarantees that large scale clinical trials will reinforce the findings of earlier clinical research or prove the products to be safe and effective in any event. FDA approval to conduct Phase III trials for Q8003IR does not mean NDA approval from the FDA to sell Q8003IR will be forthcoming. Unexpected delays to regulatory approval and commercialisation may therefore occur.

As with any company involved in developing pharmaceutical products, QRxPharma will need to comply with the regulatory framework in any country in which it intends to market the product in question. These requirements vary depending on the product in question and the nature of approvals or changes being considered. In general, established agents which have less significant proposed changes will face less substantial requirements for demonstration of safety and efficacy. Consequently, regulatory requirements may vary depending on the product in question.

Equally, FDA approval of Q8003IR does not necessarily mean that approval will automatically be obtained for Q8011CR.

8.2.3 FUTURE FUNDING REQUIREMENTS

As outlined in Section 2.3 of this Prospectus, the Directors believe that QRxPharma will have sufficient cash reserves to fund its activities through to completion of Phase III trials and submission of a NDA for FDA regulatory approval of Q8003IR. However, QRxPharma may need to raise additional funds from time to time to meet its future funding requirements. The Company may not be successful in raising adequate funds on favourable terms and this could have a material adverse impact on QRxPharma's prospects.

8.2.4 RELIANCE ON PARTNERS AND COMMERCIAL AGREEMENTS

QRxPharma does not have and does not intend to obtain facilities capable of manufacturing its proposed products in commercial quantities. The Company will be dependent on third parties to manufacture any products (or constituent parts) that it develops. There can be no assurance that the Company will succeed in establishing a supply chain through contract manufacturing and supply arrangements on favourable terms or that such a supply chain would remain uninterrupted. This exposes QRxPharma to potential delay and pricing issues.

The success of QRxPharma's product development and commercialisation is in part dependent on its technology and discovery relationships. These relationships expose the Company to some risks in that its collaborators may disrupt the manufacturing or distribution of the Company's products, terminate or fail to renew agreements with the Company, experience financial difficulty, become insolvent or enter into partnerships with the Company's competitors.

8.2.5 RELIANCE ON KEY PERSONNEL

QRxPharma has a number of key personnel at the Board, executive and scientific/operational level. While the Company is committed to providing attractive employment conditions and prospects including the maintenance of an Employee Share Option Plan outlined in Section 9.3 of this Prospectus, there can be no guarantee that the Company can retain these key personnel. The loss of the services of any of these individuals could have a material adverse impact on the Company's research, product development and commercialisation success.

There can be no assurance that QRxPharma will be able to attract and retain the services of additional scientific, technical, manufacturing, sales and managerial staff as the need arises. This is due to the specialised and competitive nature of the specialty pharmaceuticals industry and it may also have a material adverse impact on QRxPharma's success.

8.2.6 PROTECTION OF PROPRIETARY TECHNOLOGY AND TRADE SECRETS

The commercial success of QRxPharma partly depends on its ability to obtain patent protection of its products and technologies in its main markets and to protect its trade secrets. There can be no guarantee that technologies or products developed by the Company will be patentable, that patents will be granted for products currently in development or that its patents will be sufficient to protect QRxPharma from competition from third parties with similar technology.

8.2.7 CURRENT PATENTS

It is possible that third parties may assert IP claims against the Company under copyright, trade secret, patent or other laws. The Company is not aware of any such claims in relation to the IP rights in which it has interest. If such claims were to arise, there may be an adverse effect on the Company's business, including costly litigation and the diversion of Management attention, which could occur regardless of the outcome of any proceedings.

8. INVESTMENT RISKS

8.2.8 LITIGATION

QRxPharma is exposed to the risk of actual or threatened litigation or legal disputes in the form of customer claims, personal injury claims or employee claims. If any claim was successfully pursued it may adversely impact the financial performance, financial position, cash flow and share price of the Company. QRxPharma has had no actual or threatened litigation or legal disputes.

8.2.9 USE OF NET PROCEEDS OF THE OFFER

QRxPharma has indicated the current anticipated use of net proceeds of the Offer in Section 2.3 of this Prospectus. However, the Board will have total discretion in the allocation of the funds. A failure to apply the funds effectively could have an adverse impact on the business.

8.2.10 DIVIDENDS

The ability of QRxPharma to pay dividends in the future will depend on the success of its clinical trials and its ability to commercialise its products in development. In addition, considerations such as future capital requirements and the Company's financial position will impact the amount, timing and payment of any dividend. There may also be factors outside of QRxPharma's control which affect the ability of the Company to pay dividends and as such the Directors are unable to give any guarantee regarding the payment of dividends in the future.

8.2.11 COMPETITION

QRxPharma competes with several large organisations, some of which are multi-national and have worldwide distribution networks. The Company believes that the major competitors in the drug market for the treatment of moderate to severe pain include Endo Pharmaceuticals, New River Pharmaceuticals, Purdue Pharma, Cephalon, Alpharma, King Pharmaceuticals and Johnson & Johnson. Compared to QRxPharma the Directors believe that several of these firms have substantially greater financial resources and greater technical and market strength. Companies that would be likely to lose market share may develop strategies to resist the introduction and sales growth of QRxPharma's products.

In addition, there can be no guarantee that the Company's competitors will not be successful in developing technologies and products that are more effective or cost efficient than those technologies and products that the Company is currently developing. As a result, the Company's products may become uncompetitive and the business would suffer.

8.3 RISKS ASSOCIATED WITH INVESTING IN THE SHARES

8.3.1 SHARE MARKET RISKS

Potential investors should recognise that there are risks associated with any investment in shares. On completion of the Offer and the listing of the Company, the Shares may trade on the ASX at higher or lower prices than the Offer Price. The price at which the Shares trade on the ASX may vary as a result of QRxPharma's financial performance and as a result of external factors which are not under the control of the Company and the Directors. The share price will be subject to changes in overall market conditions and investor perspectives of the specialty pharmaceutical industry. The share prices of specialty pharmaceutical companies can be volatile and there can be no guarantee that the price of the Shares will increase after listing.

8.3.2 LIQUIDITY AND REALISATION RISK

There is no guarantee that an active market in the Company's Shares will develop. There may be relatively many or few buyers or sellers of the Shares trading on the ASX at any given time which may increase share price volatility. There are no restrictions on the sale of Shares by Existing Shareholders who are not subject to the ASX or voluntary escrow and any such sales could affect the aftermarket trading price of the Shares. As a result of these and other factors, there is a risk that the sale price obtainable for the Shares, either privately or on the ASX, may be less than the Offer Price.

8.3.3 GENERAL ECONOMIC CONDITIONS AND CURRENCY FLUCTUATIONS

There are a wide range of macro-economic and political factors, both in Australia and internationally, which are beyond the Company's control and which may affect the Company's operating and financial performance. These may include factors such as economic growth, inflation, exchange rates, interest rates, consumer spending and government fiscal, monetary and regulatory policies. There is also the risk of terrorist and other activities which may adversely impact the global economy and share market conditions in general.

A significant proportion of QRxPharma's revenues and expenses is expected to be denominated in currencies other than Australian dollars, in particular US dollars. The Company expects approximately 90% of the Offer proceeds will be exposed to fluctuations between the Australian dollar and the US dollar. As a result, if proper hedging is not in place, exchange rate movements could have an adverse impact on the Company's financial results.

8.3.4 TAX RISK

Any change to the rate of company income tax in the jurisdictions in which QRxPharma operates will impact on financial performance, cash flows the share price and shareholder returns. Any changes to the rates of income tax applying to individuals or trusts will also impact shareholder returns. Additionally, any change to the tax arrangements between Australia and other jurisdictions could adversely impact the Company's future earnings and the level of dividend franking.

8.3.5 LEGISLATIVE AND REGULATORY CHANGES

Changes to laws and regulations or accounting standards which apply to QRxPharma could have an adverse impact on the Company's financial performance. Some legislative and regulatory changes that could have an adverse impact on the Company include changes to regulatory requirements for the commercialisation of the Company's pipeline products.


QRXPHARMA HAS
FDA CLEARANCE TO
COMMENCE PHASE III
CLINICAL TRIALS FOR
ITS IMMEDIATE RELEASE
DUAL OPIOID DRUG



9. ADDITIONAL INFORMATION

9.1 INCORPORATION AND CONVERSION

QRxPharma was first incorporated as a proprietary company on 19 September 2002 and converted to a public company on 27 April 2007.

9.2 RIGHTS ATTACHING TO SHARES

On 13 March 2007, the Company adopted a new Constitution. The Company's Constitution will be subject to the ASX listing rules in all respects while the Company maintains its listing on the ASX.

Set out below is a summary of the rights and liabilities under the new Constitution, which will attach to the Shares of the Company, including the Shares offered under this Prospectus. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of the Company's shareholders under the Constitution.

9.2.1 MEETING AND VOTING

Each shareholder will be entitled to receive notice of, and attend and vote at, general meetings of the Company. At a general meeting, every shareholder present in person or by proxy, representative or

attorney will have one vote on a show of hands and, on a poll, one vote for each Share held.

9.2.2 NOTICES

Each shareholder will be entitled to receive all notices, accounts and other documents required to be given to shareholders under the Constitution of the Company, the Corporations Act and the ASX listing rules.

9.2.3 WINDING UP

On a winding up of the Company, shareholders will participate in any surplus assets of the Company in proportion to the capital paid up on the Shares held by them respectively at the commencement of the winding up.

9.2.4 TRANSFER

Subject to the Constitution of the Company, the Corporations Act, the ASX listing rules and the ASTC Settlement Rules, the Shares will be freely transferable.

9.2.5 CREATION AND ISSUE OF FURTHER SHARES

The allotment and issue of any additional Shares will be under the control of the Directors, subject to any restrictions on the allotment of Shares imposed by the Constitution, the Corporations Act and the ASX listing rules.

9.2.6 VARIATION OF RIGHTS

The rights, privileges and restrictions attaching to ordinary Shares can be altered with the approval of a resolution passed at a separate general meeting of the holders of ordinary Shares, by a three quarters majority of those holders who, being entitled to do so, vote at the meeting or, with the written consent of the holders of at least three quarters of the ordinary Shares on issue.

New Shares offered under this Prospectus are fully paid ordinary Shares. There is no liability on a holder of Shares to contribute any further amount to the Company.

Copies of the Company's Constitution are available for inspection at the registered office of the Company.

9.3 ESOP

The Employee Share Option Plan ("ESOP") is an option plan tailored for the Company to offer options to Australian based employees and incentive stock options to US based employees to acquire ordinary Shares in the Company. The rules of the ESOP are summarised in the following paragraphs:

- Options may be granted under the ESOP to a person who is employed by, or is a Director, officer, executive or Consultant of the Company or any related body corporate of the Company, and whom the Company's Remuneration Committee determines (referred to as an "Eligible Employee").
- Each option entitles the option holder to subscribe for one ordinary Share in the Company.
- The specific terms relevant to the grant of options are set out in an option agreement between the Company and the Eligible Employee which shall contain details of the grant date, the expiry date, the exercise price, the vesting terms and performance criteria (if any) and any other specific terms relevant to those options.
- Options are not transferable otherwise than by will or the laws of intestacy.
- The options are issued for free. The exercise price is determined by the Remuneration Committee and set out in the option agreement between the Company and the Eligible Employee, and will be not less than the market value of a Share in the Company on the grant date of the option.
- The rules of the ESOP allow the Remuneration Committee who administers the ESOP to set a timetable for vesting of options in order to reward longevity of service. The Remuneration Committee may waive the vesting criteria in certain circumstances, such as the death or permanent disablement of the Eligible Employee or in the event of a takeover of the Company.
- The rules of the ESOP also enable the Remuneration Committee to impose performance hurdles that must be met in order for the option holder to be entitled to exercise the options.
- Any Shares allotted pursuant to any exercise of the options rank pari passu in all respects with other ordinary Shares of the Company on issue at the date of the allotment, however, when any Shares are allotted pursuant to the exercise of that option during a period in respect of which a dividend is declared, the holder of those Shares is only entitled to receive the dividend where the Shares are allotted on or before the relevant dividend entitlement date.
- If the Company's issued capital is reorganised (including consolidation, subdivision, reduction, rights issue or return), then the number of options will be adjusted in accordance with the ASX listing rules.
- An option holder is not entitled to participate in a bonus or new issue of Shares in the Company.
- There may be restrictions placed on the Eligible Employee under their option agreement in dealing with any Shares acquired under the ESOP. Any such restrictions will be contained in the option agreement between the Eligible Employee and the Company.
- The Remuneration Committee may cancel an option if at any time the Eligible Employee is in breach of any terms and conditions of employment of that Eligible Employee.
- An Eligible Employee may forfeit options or Shares if the Eligible Employee has in the opinion of the Remuneration Committee been dismissed with cause or has committed an act of fraud, defalcation or gross misconduct in relation to the affairs of the Company or any related body corporate, and the Remuneration Committee directs that such options or Shares are to be forfeited. If Shares are forfeited, the Company must pay the Eligible Employee an amount for each forfeited Share equal to the lesser of the exercise price paid for the Share and the share

9. ADDITIONAL INFORMATION

price at the date of forfeiture of the Share as determined by the Company's auditor.

- The total number of Shares that shall be reserved for issuance under the ESOP and any other employee share schemes in the Company shall not exceed 10% of the diluted ordinary share capital in the Company as at the date of issue of the relevant options under the option plan (including Shares reserved for issuance as incentive stock options under the ESOP).
- The ESOP must be approved by the shareholders of the Company within 12 months before or after the adoption of the ESOP by the Board (referred to as the "Effective Date"). Options may be granted under the ESOP at any time from time to time on or prior to the tenth anniversary of the Effective Date.
- Subject to early termination (see below), the options expire seven years following the grant date ("expiry date").
- If the Eligible Employee is dismissed with cause or has committed an act of fraud, defalcation, or gross misconduct in relation to the affairs of the Company (or its related body corporate) all options expire on the day the Eligible Employee ceases employment.
- If the Eligible Employee ceases employment with the Company (or its related body corporate) as a result of the death, permanent disablement or normal retirement of the Eligible Employee at or after the age of 55, then all unvested options expire on the day the Eligible Employee ceases employment and all vested options expire 12 months after the day the Eligible Employee ceases employment, or on the expiry date, whichever is the earliest.
- If the Eligible Employee ceases employment with the Company (or its related body corporate) as a result of voluntary resignation or redundancy of the Eligible Employee or dismissal by the Company with notice under the Eligible Employee's employment contract (other than dismissal for gross misconduct etc), then all unvested options expire on the day the Eligible Employee ceases employment and all vested options expire 90 days after the day the Eligible Employee ceases employment, or on the expiry date, whichever is the earliest.

9.3.1 DR JOHN HOLADAY

A total of 805,452 incentive stock options were granted to Dr Holaday on 14 April 2007 ("grant date") under the terms of the ESOP. The terms of the grant of options to Dr Holaday are as follows:

- The consideration paid for the grant of the options is nil.
- The exercise price of each option is $1.00.
- The options vest as follows:
  - 33.33% of the options will vest 12 months after the grant date;
  - 33.33% of the options will vest 24 months after the grant date; and
  - 33.34% of the options will vest 36 months after the grant date.
- Subject to early termination, the options are seven year options but if a liquidity event (including an initial public offering) has not occurred on or before 31 July 2007, then the options expire on 31 July 2007.
- Vested options can only be exercised on the occurrance of an IPO.
- The options cannot be assigned, transferred or encumbered in any way.

9.4 MATERIAL CONTRACTS

The Directors consider that the contracts described below are contracts which an investor would reasonably regard as material and which investors and their professional advisors would reasonably expect to find described in this Prospectus for the purpose of making an informed assessment of the Offer.

The summaries are, of their nature, brief and indicative and should only be read on that basis. To fully understand the rights and responsibilities pursuant to the contracts and the nature and extent of these, it would be necessary to undertake a full legal review of each contract.

9.4.1 UNDERWRITING AGREEMENT

J.P. Morgan Australia Limited and the Company have entered into an underwriting agreement pursuant to which the Underwriter has agreed to underwrite the Offer to the extent that there is a shortfall in subscriptions for Shares. The Underwriter may appoint sub-underwriters to underwrite this commitment.

The Company must pay the Underwriter an underwriting commission of 5.5% of the underwritten amount (equal to a fee of $2.75 million) plus applicable GST.

In addition the Company must prior to Quotation issue the Underwriter 322,181 options equating to 0.4% of the total number of ordinary Shares of the Company at listing. These options will vest six months after the date the Shares commence Quotation and will have a term of three years from the date of grant. The exercise price of these options is $2.20.

The Underwriter may terminate the underwriting agreement on the following grounds:

a) (index change) the S&P/ASX 200 Index closes at the close of business on any ASX trading day 12.5% or more below its closing level on the date of entry into of the underwriting agreement;

b) (ASIC stop order) ASIC issues an order under section 739(1) of the Corporations Act or an interim order under section 739(3) of the Corporations Act;

c) (investigation or hearing) ASIC or any other government agency commences an investigation, enquiry or hearing, or makes any application under Part 9.5 of the Corporations Act, in relation to the Prospectus or the Offer;

d) (ASX approval) unconditional approval (or conditional approval, provided such condition would not, in the reasonable opinion of

the Underwriter, have a material adverse effect on the success or settlement of the Offer) by the ASX for the admission of the Company to the official list of ASX and for official quotation of the offer Shares is refused, or is not granted before the Settlement Date (or such later date agreed in writing by the Underwriter in its absolute discretion) or is withdrawn on or before the settlement date;

e) (consent) any person (other than the Underwriter) whose consent to the issue of the Prospectus is required by the Corporations Act refuses to give their consent or, having previously consented to the issue of the Prospectus, withdraws such consent;

f) (certificate) a certificate which is required to be furnished by the Company under this agreement is not furnished when required or a statement in that certificate is untrue, incorrect or misleading in a material respect;

g) (timetable) any event specified in the timetable is delayed for more than 3 business days without the prior written consent of the Underwriter;

h) (withdrawal) the Company withdraws the Prospectus, any supplementary prospectus or any part of the Offer without the consent of the Underwriter;

i) (material adverse change) there is a materially adverse change, or a development involving a prospective adverse change, in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company or a member of the Group including any adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects from those disclosed in the Prospectus;

j) (supplementary prospectus) a supplementary prospectus must, in the reasonable opinion of the Underwriter, be lodged with ASIC under the Corporations Act because the Prospectus is or becomes defective within the meaning of section 719(1) of the Corporations Act; a supplementary prospectus is lodged with ASIC because a person gives notice to the Company under section 730 of the Corporations Act; or the Company lodges a supplementary prospectus without the written consent of the Underwriter;

k) (material contracts)

   i) any material contract is terminated (whether by breach or otherwise) or rescinded, is altered or amended in a material respect without the prior written consent of the Underwriter (which consent shall not be unreasonably withheld) is found to be void or voidable, or, if not signed by the lodgment date, it is agreed that it will not be signed or will be signed in a form which is materially different from the summary of that document in the Prospectus;

   ii) a condition precedent to completion or draw down under a material contract being a condition precedent which is required under the relevant material contract to be satisfied by the settlement date is not satisfied or waived (provided that such waiver is not subject to any conditions which are not acceptable to the Underwriter) or has by the settlement date become incapable of being satisfied and has not been waived (provided that such waiver is not subject to any conditions which are not acceptable to the Underwriter);

l) (insolvent) the Company becomes insolvent;

m) (Prospectus) the Prospectus omits any information required by the Corporations Act, contains a statement which is misleading or deceptive or otherwise fails to comply with the Corporations Act or any other applicable law or regulation;

n) (withdrawal) the Company withdraws the Prospectus or the Offer;

o) (misrepresentation or breach) a representation or warranty made or given by the Company under the Underwriting Agreement proves to be, or has been, or becomes, untrue or incorrect;

p) (breach) the Company fails to perform or observe any of its obligations under this agreement;

q) (material adverse change in financial markets) there occurs an adverse change or disruption to the political or economic conditions or financial markets of Australia, the United Kingdom, the United States of America or the international financial markets;

r) (unauthorised alterations) without the prior written consent of the Underwriter, or except as contemplated in the Prospectus, which consent shall not be unreasonably withheld or delayed, the Company (or any of its subsidiaries) alters its Share capital or its Constitution;

s) (compliance) a contravention by the Company of any provision of its Constitution, the Corporations Act or any requirement of the ASX or government agency or any other applicable law (except to the extent that compliance with any applicable law has been waived, or an exemption or modification granted, by a government agency having authority to do so);

t) (Director) a Director of the Company:

   i) is charged with an indictable offence relating to any financial or corporate matter or any regulatory body commences any public action against the Director in his or her capacity as a Director of the Company or announces that it intends to take any such action; or

   ii) is disqualified from managing a corporation under sections 206B, 206C, 206D, 206E, 206F or 206G of the Corporations Act;

u) (change in management) a change in the Board of Directors of the Company or the senior Management identified in the Prospectus;

v) (change in law) there is introduced into the Parliament of the Commonwealth of Australia or any State or Territory of Australia a law or any new regulation is made under any law, or a government agency adopts a policy, or there is any official announcement on behalf of the Government, the Commonwealth of Australia or any State or Territory of Australia or a government agency that such a law or regulation will be introduced or policy adopted (as the case may be)

9. ADDITIONAL INFORMATION

any of which does or is likely to prohibit or regulate the Offer, capital issues or stock markets or the regulatory procedures to commercialise the Company's products;

w) (hostilities) hostilities not presently existing commence (whether war has been declared or not) or a major escalation in existing hostilities occurs (whether war has been declared or not) involving any one or more of Australia, New Zealand, the United States of America or the United Kingdom or a significant terrorist act is perpetrated anywhere in the world;

x) (trading of securities) trading in all securities quoted on ASX, New York Stock Exchange or London Stock Exchange, is suspended or limited in a material respect for 1 or more trading days on that exchange;

y) (banking moratorium) a general moratorium on commercial banking activities in Australia, the United Kingdom or the United States of America is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries;

z) (disclosure) a statement contained in the Prospectus or any publication is or becomes misleading or deceptive, or a matter is omitted from the Prospectus or any publication having regard to the provisions of Part 6D.2 of the Corporations Act;

aa) (disclosures in Due Diligence Report) there is a material omission from the due diligence report of the results of the investigation performed under the due diligence investigations or from the verification material, or the due diligence report or verification material;

ab) (forecasts) any statement by the Company in the Prospectus which relates to future matters (including financial forecasts) is or becomes, in the reasonable opinion of the Underwriter, incapable of being met; or

ac) (charges) the Company or a related body corporate of the Company charges, or agrees to charge, the whole or a substantial part of its business or property other than a charge over any fees or commissions to which the Company is or will be entitled; or as disclosed in this Prospectus.

Provided however that events listed in paragraphs (o) through to (ac) above may only be grounds for termination where the event has a material adverse effect on the financial condition, financial position or financial prospects of the Company, the market price of the Shares or the success of the Offer or would lead to a contravention by the Underwriter of the Corporations Act.

The Company has provided certain representations and warranties to the Underwriter in relation to this Prospectus, the Company and the Offer.

The Company has indemnified the Underwriter and its Directors against any claim, loss, liability expense incurred or suffered by them in connection with the Prospectus or any announcement in connection with the Prospectus. The indemnity does not apply to the extent that any claim, loss, liability or expense arises from the wilful default or gross negligence of the indemnified party.

9.4.2 IPO DEED

The Company currently has on issue A class preference shares, series A convertible notes and attaching warrants and series B convertible notes (collectively the existing securities). Under the terms of the IPO Deed dated 27 April 2007, the Company and the holders of these securities have agreed:

- that their existing securities will at the close of the Offer and prior to listing of the Company be converted into Shares; and
- to waive all rights accrued and unaccrued in respect of their Existing Securities whether arising under the Company's Constitution, the Company's shareholder's agreement, any fixed and floating charges over the Company, and any convertible note agreements (collectively the security agreements) and to irrevocably release the Company and each other in respect of all rights and liabilities arising under or in respect of the security agreements.

A total of 37,664,936 Shares will be issued under the IPO Deed whereupon all existing securities will be extinguished.

In addition, under the IPO Deed the University of Queensland has agreed to assign to the Company the University's ownership of the IP including the IP from which Q8003IR and Q8011CR are derived which has been licensed by QRxPharma from the University since 2002. As part of the assignment the Company must appoint Sigma its exclusive marketer, seller and distributor for certain products related to this IP in Australia and New Zealand, upon terms that are no less favourable than the terms that the Company appoints another person in those capacities in other countries. The Company must also undertake to consider granting to Sigma exclusive manufacturing rights in relation to those products, for Australia and New Zealand. No fee is payable to the University of Queensland for the assignment and there are no further licence fees payable.

9.4.3 UNIVERSITY OF ALABAMA – TORSIN TECHNOLOGY

By agreement dated 22 March 2007 between CNSCo and the University of Alabama, Tuscaloosa, the University has granted an exclusive worldwide licence to CNSCo to use the University's Torsin related IP (Torsin IP). CNSCo has since merged with QRxPharma Inc (QRxUS), a wholly owned subsidiary of QRxPharma, and QRxUS has acquired all CNSCo rights, including its rights under this agreement.

Under the terms of this agreement, QRxUS will use its commercially reasonable best efforts to bring a product or process using the Torsin IP to market through a commercially reasonable development program and to meet certain milestones. The first milestone is the filing with the FDA of an investigational new drug application for a product within three years. QRxUS has the right to terminate the agreement at any time on six months' notice to the University of Alabama, and upon payment of all amounts due to the University of Alabama through to the effective date of termination.

ORxUS will cause to be issued to the University of Alabama, or its nominee, Shares in ORxPharma or its successor to a value of approximately US$300,000 within 30 days of ORxUS's submission of its first investigational new drug application based on the Torsin IP. In addition the University will be paid:

- a US$150,000 non-refundable one-time licensing fee within 30 days of completion of the Offer under this Prospectus;
- US$81,234 to reimburse the University for patent prosecution fees and expenses incurred;
- a royalty of 3% of net sales revenues and 20% of sublicensing revenue; and
- milestone payments as advances against future royalties that may become owing, of
  - US$750,000 on commencement of initial Phase II Clinical Trial by ORxUS for any Torsin IP product;
  - US$1,500,000 on commencement of initial Phase III Clinical Trial by ORxUS for any Torsin IP product; and
  - US$2,000,000 on the date of receipt by ORxUS of first market approval for each Torsin IP product.

The agreement will expire on the date of last expiry of the patents licensed under the agreement.

9.4.4 UNIVERSITY OF ALABAMA SPONSORED RESEARCH AGREEMENT

Pursuant to a sponsored research agreement dated 22 March 2007 the University of Alabama, Tuscaloosa, will use reasonable efforts to perform a research program and ORxUS will pay the University US$400,000 per year, payable in equal quarterly instalments, to fund the program.

The program comprises research directed towards the development of treatment and diagnosis of neurodegenerative diseases, pain or other central nervous system disorders using the Torsin IP. The Agreement expires five years from the date of listing of ORxPharma on the ASX and may be terminated by ORxUS at any time without cause upon 12 months prior written notice to the University of Alabama. ORxUS will assign a suitably experienced employee to act as its program manager for the program.

Under the agreement the University of Alabama agrees to promptly notify ORxUS of any new research project opportunities deriving from the program or from any other research and development relating to its Torsin IP. In addition, the University grants to ORxUS an exclusive six-month option to negotiate an exclusive licence to the University's ownership interest in any IP rights that derived from the program or from any other research and development relating to the Torsin IP.

9.4.5 DR JOHN HOLADAY EMPLOYMENT AGREEMENT

By letter of offer dated 9 April 2007 Dr John Holaday was engaged by the Company to act as Managing Director and Chief Executive Officer. The main terms of the engagement are as follows.

The engagement commences on 14 April 2007 and will continue for two years whereafter it may be extended by successive 12 month periods by the agreement of Dr Holaday and the Company.

Dr Holaday will receive $350,000 per annum reviewed annually with a market review every two years. In addition Dr Holaday will:

- be eligible for cash bonuses of up to $150,000 per annum dependent on the achievement of targets agreed with the Board;
- be reimbursed certain expenses including phone, parking, travel, tax and financial planning advice, moving expenses from the US and accommodation for Dr Holaday and his family in Sydney; and
- in addition to the options outlined in Section 9.3.1, further options from time to time as may be approved by the Board and shareholders of ORxPharma as required by the ASX listing rules.

9.4.6 DR GARY PACE CONSULTING AGREEMENT

Dr Gary Pace has been engaged for a period of 12 months by the Company to provide services including those related to the facilitating of product manufacturing, clinical trials and liaison with the FDA. It is expected that Dr Pace will perform these services on a part-time basis equating to half a full-time load. In connection with these services, Dr Pace will be remunerated US$12,500 per month and, subject to achievement of targets agreed with the Company, bonus payments up to a maximum amount of US$75,000. The arrangement may be terminated by either party on 28 days' notice.

9.4.7 CNSCO MERGER AGREEMENT

By agreement dated 26 April 2007 between CNSCo, the Company, ORxUS and John Holaday, CNSCo has merged with ORxUS with effect from 26 April 2007. Upon the merger CNSCo ceased to exist and ORxUS became the surviving entity. CNSCo and John Holaday have provided certain warranties to the Company and ORxUS, and the Company and ORxUS have provided certain warranties to CNSCo and John Holaday. The warranties are supported by indemnities limited in time to 12 months and in amount to US$1 million. The merger consideration received by John Holaday is one converting preference share in the Company which immediately prior to listing of the Company on the ASX will convert to 10% of the ordinary Shares of the Company on issue following the IPO.

9.5 RESTRICTED SHARES AND ESCROW ARRANGEMENTS

ORxPharma's Board of Directors, Management, Scientific Advisory Board, senior Consultants and pre-Offer venture investor shareholders have voluntarily escrowed their shareholdings in the Company. Collectively, these escrows extend to more than 90% of the pre-Offer Share capital of the Company. Approximately 70% of the total pre-Offer Share capital is escrowed for two years from the date of listing, and the balance of the escrowed shares are escrowed for 12 months from the date of listing.

9. ADDITIONAL INFORMATION

On a post-Offer basis these escrow arrangements extend to more than 60% of ORxPharma's total issued Shares. Approximately 50% of Shares are escrowed for two years from the date of listing, and the balance of the escrowed shares are escrowed for 12 months from the date of listing.

This does not take account of the ASX listing rule escrow requirements, which subject to consultation with the ASX, may result in some additional Shares being escrowed over these periods.

9.6 DIRECTORS' INTERESTS

Other than as set out below or elsewhere in this Prospectus, no Director has any interest in the formation or promotion of the Company or in any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the Offer of the securities under this Prospectus. No benefits or amounts have been paid or agreed to be paid to any Director, to induce them to become or qualify as a Director or for services rendered by the Director in connection with the promotion or formation of the Company or the Offer of securities under this Prospectus.

ORxUS recently merged with CNSCo, a company wholly owned by John Holaday. Details are set out in Section 9.4.7 above.

9.6.1 REMUNERATION

Under the Constitution, each Director may be paid remuneration for ordinary services performed as a Director. This remuneration may be divided among Directors in such fashion as the Board may determine. However the aggregate of the remuneration of non-Executive Directors in any year may not exceed the amount fixed by the Company in general meeting.

The maximum aggregate remuneration that may be paid to non-Executive Directors is $400,000.

Executive Directors are full time employees of the Company. Dr John Holaday is an Executive Director, and Dr Gary Pace is a Consultant to the Company. The terms of their contracts are set out above.

The Directors may also be paid all travelling and other expenses properly incurred by them in attending meetings of the Directors or any committee of Directors or general meetings of the Company or otherwise in connection with their execution of their duties as Directors.

In addition, any Director who is called upon to perform extra services or make special excursions or to undertake any executive or other work for the Company beyond his or her ordinary duties may, subject to law, be remunerated either by a fixed sum or a salary as determined by the Directors. This sum may be either in addition to, or in substitution for his or her share in the remuneration for ordinary services.

9.6.2 INDEMNITY INSURANCE AND ACCESS

The Company has executed a Deed of Access and Indemnity with each Director. In summary each Deed provides:

- an ongoing indemnity, to the Director against liability incurred by a Director as an officer of the Company unless the liability arises out of lack of good faith;
- that the Company will maintain an insurance policy (to the extent permitted by law) for the benefit of the Director which insures the Director against liability for acts or omissions of the Director in the Director's capacity (or former capacity) as a Director of the Company and for a period of seven years thereafter; and
- the Director with a limited right of access to Board papers relating to the period during which the Director holds office as a Director of the Company and for a period of seven years thereafter to enable the Director to discharge the Director's duties or in connection with any claim arising in that period.

9.6.3 INTERESTS IN SECURITIES

Interests of Directors (direct and indirect) in securities of the Company at the date of this Prospectus are set out below.

Director	Convertible Notes $	Number of Preference Shares	Number of Options	Number of Shares
Peter Farrell	198,945	355,618	–	–
John Holaday	–	1[2]	805,452	–
Gary Pace	273,824	569,791	402,726	1,741,863
Michael Quinn	1,278,456	2,850,000	–	500,000
Peter Campbell	–	–	–	–

[1] This represents the Directors' interests in the convertible notes and warrants prior to the implementation of the IPO Deed details in Section 9.4.2

[2] The preference share has a right of conversion at IPO to translate to 10% of the post undiluted ordinary share capital

Interests of Directors (direct and indirect) in securities of the Company at the date of listing are set out below.

Director	Options	Shares
Peter Farrell	604,089	1,095,540
John Holaday	805,452	7,500,000
Gary Pace	402,726	3,190,083
Michael Quinn	402,726	10,543,090
Peter Campbell	241,635	50,000

All convertible notes and preference shares will be converted to ordinary Shares at the close of the Offer. Refer to Section 9.4.2 for further information on these conversion arrangements.

The options are subject to and on the terms of the ESOP set out above.

Directors are not required under the Constitution to hold any Shares in the Company. As at the date of this Prospectus, Directors hold the Shares in the Company either directly or indirectly as described above.

9.7 DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection free of charge at the registered office of the Company for at least 13 months after lodgment of this Prospectus:

- The written consents to the issue of this Prospectus.
- The Constitution of the Company.

9.8 INTERESTS OF EXPERTS AND OTHER PARTIES

Other than as set out below, no person performing a function in a professional, advisory or other capacity for this Prospectus has any interest in the formation or promotion of the Company or in any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer of securities and no amounts or benefits have been paid or agreed to be paid for services rendered by the person performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus.

9.9 EXPENSES OF THE OFFER

All expenses connected with the Offer are being borne by the Company. The expenses of the Offer (including any applicable GST) are as follows:

- The Company has agreed, pursuant to the terms of the Underwriting Agreement, to pay an underwriting commission of 5.5% (excluding applicable GST). As part of the Underwriting Agreement, the Company has agreed to issue 322,181 options to the Underwriter representing 0.4% of the issued capital post offer. In addition, a fee of up to 1.5% of the Application Money will be paid out of QRxPharma's assets in respect of Shares allotted pursuant to the Broker Firm Offer. These fees will only be paid to market participants of the ASX and members of the Financial Planning Association.

The following additional fees are to be paid.

Expenses	$'000
Accounting	160
Legal	190
Printing and promotion	72
Patent Attorneys	40
Share Registry	13
ASX and ASIC	109
Handling fee	255
Total (including underwriting fees)	**3,589**

Except as set out above or elsewhere in this Prospectus, no sums have been paid or agreed to be paid to any professional advisor or other person in cash, shares or otherwise by any person in connection with the formation or promotion of the Company.

9.10 LITIGATION

The Company is not subject to any current legal proceedings. The Board is not aware of any circumstances that could give rise to any proceedings.

9.11 RELIANCE ON CLASS ORDERS

The Company relies on ASIC Class Order 00/193 in relation to statements in this Prospectus made or purported to be made by Jain PharmaBiotech, Datamonitor, IMS Health and Lauretti, G.R., Oliveira, G.M., and Pereira, N.L.

9.12 CONSENTS

Each of the consenting parties, who are named in the table below:

- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in this Section 9.12 below;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and/or statement or report included in this Prospectus, with the consent of that consenting party; and

9. ADDITIONAL INFORMATION

- has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.

Role	Consenting Party
Underwriter	J.P. Morgan Australia Limited
Investigating Accountant	PriceWaterhouseCoopers Securities Limited
Auditor	PriceWaterhouseCoopers
Australian Legal Advisor	Dibbs Abbott Stillman
Co-Managers	Ord Minnett Limited Patersons Securities Limited
Share Registrar	Link Market Services Limited
Patent Attorneys	Davies Collison Cave Dreier LLP

PricewaterhouseCoopers Securities Limited has given, and has not, before the lodgment of this Prospectus with ASIC, withdrawn its consent to be named as investigating accountant in connection with the Offer and to the inclusion of its Investigating Accountant's Report in Section 6.9. PricewaterhouseCoopers has given, and has not, before the lodgment of this Prospectus with ASIC, withdrawn its consent to be named as auditor in connection with the Offer.

Gavril Pasternak has given, and has not, before the lodgment of this Prospectus with ASIC, withdrawn his consent to be named and to the inclusion of a statement in the Prospectus.

Davies Collison Cave has given, and has not, before the lodgment of this Prospectus with ASIC, withdrawn its consent to the inclusion of its Patent Attorney Report on the dual opioid patents in Section 7.

Dreier LLP has given, and has not, before the lodgment of this Prospectus with ASIC, withdrawn its consent to the inclusion of its Patent Attorney Report on the dual opioid patents in Section 7.

9.13 PRIVACY AND PERSONAL INFORMATION

The Application Form requires you to provide information that may be personal information for the purposes of the Privacy Act 1988 (Cth) (as amended). QRxPharma (and the Registry on its behalf) collects, holds and uses that personal information in order to assess your Application, service your needs as an investor, provide facilities and services that you request and to administer QRxPharma.

The information may also be used from time to time to inform you about other matters which QRxPharma considers may be of interest to you.

Access to information may also be provided to QRxPharma's agents and service providers on the basis that they deal with such information in accordance with QRxPharma's privacy policy. If you do not provide the information requested of you in the Application Form, the Registry may not be able to process your application for Shares or administer your holding of Shares appropriately.

Under the Privacy Act 1988 (Cth) (as amended), you may request access to your personal information held by (or on behalf of) QRxPharma. You can request access to your personal information by telephoning or writing to the Registry as follows:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Telephone: 02 8280 7111

A summary of QRxPharma's privacy policy can be obtained by visiting the QRxPharma website at www.qrxpharma.com

9.14 DIRECTORS' STATEMENT

Each Director has consented to the lodgment of this Prospectus.

Michael A Quinn
Non-Executive Director
QRxPharma Limited



GLOSSARY

GLOSSARY

Term	Definition
AGM	Annual General Meeting
Application	Application for Shares under this Prospectus
Application Form	Application form attached to this Prospectus
Application Money	The aggregate amount of money payable for Shares applied for in the Application Form
ASIC	Australian Securities and Investments Commission
ASTC Settlement Rules	The settlement rules of ASX Settlement and Transfer Corporation Pty Ltd. ABN 49 008 504 532
ASX	Australian Securities Exchange, ABN 98 008 624 691 or the financial market which it operates, as the context may require
Broker Firm Applicants	Applicants who have been offered a firm allocation of Shares by their broker
Broker Firm Offer	The Offer to Australian resident retail investors who receive a firm allocation of Shares from their broker as described in Section 2.6 of this Prospectus
CHESS	Clearing House Electronic Subregister System
Closing Date	18 May 2007, unless the Directors, in conjunction with the Underwriter, exercise their right to vary that date
Co-Managers	Either Ord Minnett Limited, ABN 86 002 733 048 or Patersons Securities Limited, ABN 69 008 896 311 or both
Constitution	The Company's Constitution as outlined in Section 9.2
Corporations Act	Corporations Act (Cwth) 2001
CR	Controlled release (extended release)
Datamonitor Report	Analysis of the Nociceptive Pain Market - Opioid Drug Analysis, 2005, by Datamonitor
DEA	US Drug Enforcement Agency
Deferred Settlement	Settlement in which the obligation to settle on a trade date plus three business days basis is deferred until the time following the dispatch of shareholder statements
Double-blind	A research study in which neither the researcher nor the participant knows which treatment group they are assigned to
Eligible Employees	A person to whom option can be granted under ESOP
ESOP	Employee Share Option Plan described in Section 9.3 of this Prospectus
Existing Shareholders	The holders of Shares immediately prior to the issue of Shares under the Offer
Exposure Period	Earlier than seven days after lodgment of this Prospectus with ASIC or any longer period required by ASIC under section 727(3) of the Corporations Act
FDA	US Food and Drug Administration
IMS Health	Intercontinental Marketing Services, an international consulting and data services company
Institutional Investors	Investors who are sophisticated or professional investors within the meaning of sections 708(10) or 708(11) of the Corporations Act

Term	Definition
Institutional Offer	The Offer to Institutional Investors
IP	Intellectual Property
IND	Investigational New Drug (application)
IR	Immediate release
Jain PharmaBiotech Report	Pain Therapeutics 2004, by Jain PharmaBiotech
NDA	New Drug Application
Offer	The Offer of 25 million Shares under this Prospectus
Offer Price	$2.00 per Share
Placebo	An inert substance, administered orally to the patients in QRxPharma's Phase III trials, that is not expected to have a clinically significant medical effect
Placebo-controlled	A study in which one of the treatment groups takes a placebo
QRxPharma or the Company	QRxPharma Limited, ABN 16 102 254 151
QRxUS	QRxPharma Inc, a wholly owned US Subsidiary of QRxPharma Limited
Quotation	Quotation of the Shares for trading on the ASX
Registry	Link Market Services Limited, ABN 16 083 214 537
TGA	Australian Therapeutic Goods Administration
Underwriter	J.P. Morgan Australia Limited, ABN 52 002 888 011
US	United States of America



APPLICATION FORM



Pin cheque here (do not staple)

QRxPharma

Broker Code

Broker Stamp

Adviser Code

QRxPharma Limited

ABN 16 102 254 151

Broker Firm Offer Application Form

This Application Form must not be handed to another person unless attached to or accompanied by the Prospectus ("Prospectus") dated 27 April 2007 and a person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the Prospectus.

Number of Shares applied for | Price per Share | Amount

A at A$2.00 **B** A$ 0 0

(minimum 1,000 Shares, thereafter in multiples of 500 Shares)

PLEASE COMPLETE YOUR DETAILS BELOW (refer overleaf for correct forms of registrable names)

Applicant – Surname/Company Name

C

Title First Name Middle Name

Joint Applicant #2 – Surname

Title First Name Middle Name

Designated account e.g. <Super Fund> (or Joint Applicant #3)

PLEASE COMPLETE ADDRESS DETAILS

PO Box/RMB/Locked Bag/Care of (c/-)/Property Name/Building Name (if applicable)

D

Unit Number/Level Street Number Street Name

Suburb/City or Town State Postcode

CHESS HIN (if you want to add this holding to a specific CHESS holder, write the number here)

E X

Telephone Number where you can be contacted during Business Hours Contact Name (PRINT)

F

PLEASE COMPLETE YOUR PAYMENT DETAILS

Cheque or money orders should be made in accordance with the instructions received from your broker in Australian currency and crossed "Not Negotiable".

Cheque or Money Order Number BSB Account Number

G

NO SIGNATURES ARE REQUIRED ON THIS FORM

DECLARATION

By completing this Application Form and applying for Shares, I/we declare that this Application Form is completed and lodged according to the Prospectus and declare that all details provided and the representations and warranties made by me/us (including the representations and warranties on the reverse side of this Application Form) are complete and accurate. I/we agree to be bound by the Constitution of QRxPharma Limited.

LODGEMENT INSTRUCTIONS

All Broker Firm Offer Applicants: Investors who have received a firm allocation of Shares from their Broker should follow the lodgement procedures provided by that Broker. You must return your Application with cheque(s) or money order(s) so they are received before 5:00pm (Sydney time) on 18 May 2007 (subject to change without notice).

QRX IPO001

Your Guide to the Application Form

Please complete all relevant white sections of the Application Form in BLOCK LETTERS, using black or blue ink. These instructions are cross-referenced to each section of the form.

The Shares to which this Application Form relates are Shares in QRxPharma Limited. Further details about the Shares are contained in the Prospectus dated 27 April 2007 issued by QRxPharma Limited. QRxPharma Limited will send paper copies of the Prospectus, any supplementary documents and the Application Form, free of charge on request if you contact the QRxPharma Limited Offer Information Line on 1800 612 532 during the offer period.

The Australian Securities and Investments Commission requires that a person who provides access to an electronic Application Form must provide access, by the same means and at the same time, to the relevant Prospectus. This Application Form is included in the Prospectus. The Prospectus contains important information about investing in Shares. You should read the Prospectus before applying for Shares.

A Insert the number of Shares you wish to apply for. The Application must be for a minimum of 1,000 Shares and thereafter in multiples of 500 Shares. You may be issued all of the Shares applied for or a lesser number.

B Insert the relevant amount of Application Monies. Amounts should be payable in Australian currency. Please make sure the amount of your cheque(s) equals this amount.

C Write the full name you wish to appear on the statement of Shares. This must be either your own name or the name of a company. Up to three joint applicants may register. You should refer to the table below for the correct registrable title.

D Please enter your postal address for all correspondence. All communications to you from QRxPharma Limited and the Registrar will be mailed to the person(s) and address as shown. For joint applicants only one address can be entered.

E If you are already a CHESS participant or sponsored by a CHESS participant, write your Holder Identification Number (HIN) here.

F Please enter your telephone number(s), area code and contact name in case we need to contact you in relation to your Application.

G Please complete cheque details as follows:

- Make your cheques payable in accordance with the instructions received from your broker in Australian currency and cross it 'Not Negotiable'. Your cheque must be drawn on an Australian bank.
- The amount should agree with the amount shown in Section B.
- Sufficient cleared funds should be held in your account, as cheques returned unpaid are likely to result in your Application being rejected.
- Pin (do not staple) your cheque(s) to the Application Form where indicated.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a shareholder (including your name, address and details of the shares you hold) to be included in the public register of the entity in which you hold shares. Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. Your personal information may be disclosed to the entity in which you hold shares. You can obtain access to your personal information by contacting us at the address or telephone number shown on this Form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

ACKNOWLEDGEMENTS

By returning this Application Form with your payment, you agree to these statements. I/We:

- have read the Prospectus in full;
- have completed this form accurately and completely;
- acknowledge that once the Issuer accepts my/our Application, I/we may not withdraw it;
- apply for the number of Shares at the Australian dollar amount shown on the front of this form;
- agree to being allocated the number of Shares that I/we apply for (or a lower number allocated in a way allowed under the Prospectus);
- acknowledge that my/our Application may be rejected by the Issuer and Underwriter in their absolute discretion;
- authorise the Underwriter and the Issuer, and their respective officers or agents, to do anything on my/our behalf necessary (including the completion and execution of documents) for the Shares allocated to me/us;
- am/are over 18 years of age if I/we am/are natural person(s);
- agree to be bound by the Constitution of QRxPharma Limited;
- acknowledge that neither the Issuer nor any person or entity guarantees any particular rate of return on the Shares, nor do they guarantee the repayment of capital and that, in some circumstances, the Issuer may not pay any dividends;
- represent, warrant and agree that I/we am/are not in the United States or a US person, and am/are not acting for the account or benefit of a US person;
- represent, warrant and agree that I/we have not received the Prospectus outside Australia and am/are not acting on behalf of a person resident outside Australia unless the Shares may be offered in my/our jurisdiction without contravention of the security laws of the jurisdiction or any need to register the Prospectus, the Shares or the Offer; and
- acknowledge the Offer is only being made to persons with Australian registered addresses and Applications by any other person will be rejected.

CORRECT FORMS OF REGISTRABLE NAMES

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons or companies. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials	Mrs Katherine Clare Edwards	K C Edwards
Company Use company's full title, not abbreviations	Liz Biz Pty Ltd	Liz Biz P/L or Liz Biz Co.
Joint Holdings Use full and complete names	Mr Peter Paul Tranche & Ms Mary Orlando Tranche	Peter Paul & Mary Tranche
Trusts Use the trustee(s) personal name(s)	Mrs Alessandra Herbert Smith <Alessandra Smith A/C>	Alessandra Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Sophia Garnet Post & Mr Alexander Traverse Post <Est Harold Post A/C>	Estate of late Harold Post or Harold Post Deceased
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mrs Sally Hamilton <Henry Hamilton>	Master Henry Hamilton
Partnerships Use the partners' personal names	Mr Frederick Samuel Smith & Mr Samuel Lawrence Smith <Fred Smith & Son A/C>	Fred Smith & Son
Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith Jones
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s)	Mr Alistair Edward Lilley <Vintage Wine Club A/C>	Vintage Wine Club
Superannuation Funds Use the name of the trustee of the fund	XYZ Pty Ltd <Super Fund A/C>	XYZ Pty Ltd Superannuation Fund

- Put the name(s) of any joint applicant(s) and/or account description using < > as indicated above in designated spaces at section C on the Application Form.

CORPORATE DIRECTORY/ KEY CONTACTS

Registered Office
QRxPharma Limited
Suite 4.01
35 Lime Street
Sydney, NSW 2000

Underwriter and Lead Manager
J.P. Morgan Australia Limited
Level 32, Grosvenor Place
225 George Street
Sydney, NSW 2000

Co-Manager
Ord Minnett Limited
Level 8, NAB House
255 George Street
Sydney, NSW 2000

Co-Manager
Patersons Securities Limited
Level 27
264 George Street
Sydney, NSW 2000

Auditor
PriceWaterhouseCoopers Australia
Darling Park Tower 2
201 Sussex Street
GPO Box 2650
Sydney, NSW 1171

Solicitors
Dibbs Abbott Stillman
Level 8, Angel Place
123 Pitt Street
Sydney, NSW 2000

Investigating Accountant
PriceWaterhouse Coopers Securities Australia
Darling Park Tower 2
201 Sussex Street
GPO Box 2650
Sydney, NSW 1171



Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. *Application for admission to the +official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Part 1 - Application for admission to the official list

Name of entity	ACN
QRxPharma Ltd	16 102 254 151

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

2	+Main class of +securities	Number	+Class
		75,000,000	Ordinary fully paid
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class

Number not to be quoted	+Class
5,545,163	Options

4	Telephone number, postal address for all correspondence, general fax number, and fax number for +company announcements office to confirm release of information to the market, and email address for contact purposes.	General Correspondence: Suite 401, 35 Lime Street, Sydney, NSW,2000 Telephone number: (02) 8296 6000 Fax number for all purposes: (02) 8296 6066 Confirmation of release of market information As above.
5	Address of principal +security registries for each +class of +security (including +CDIs)	Link Market Services Level 12 680 George Street SYDNEY NSW 2000
6	Annual balance date	30 June

Companies only
(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Dr John Holaday
8	Name and title of chairperson of directors	Dr Peter Farrell
9	Names of all directors	Dr John Holaday Dr Peter Farrell Dr Gary Pace Mr Michael Quinn Mr Peter Campbell

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Subject to retirement by rotation. No entitlement to participate in profits.
11	Name and title of company secretary	Terrence Francis Sayer, Company Secretary
12	Place of incorporation	Victoria
13	Date of incorporation	19 September 2002
14	Legislation under which incorporated	Corporations Act 2001
15	Address of registered office in Australia	Suite 401 35 Lime Street SYDNEY NSW 2000
16	Month in which annual meeting is usually held	October
17	Months in which dividends are usually paid (or are intended to be paid)	N/A for foreseeable future-See Prospectus 1.7
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	
20	Name and title of chairperson of directors of responsible entity	
21	Names of all directors of the responsible entity	
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	
23	Name and title of company secretary of responsible entity	

23A Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	
24 Place of registration of the entity	
25 Date of registration of the entity	
26 Legislation under which the entity is registered	
27 Address of administration office in Australia of the entity	
28 If an annual meeting is held, month in which it is usually held	
29 Months in which distributions are usually paid (or are intended to be paid)	
30 If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	
30A If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	

About the entity

All entities

No.	Tick	Tick to indicate you are providing the information or documents	Where is the information or document to be found? (eg, prospectus cross reference)
31	☑	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Prospectus section 2.1 Spread - to be provided
32	☑	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (50 copies)	1 copy enclosed 50 copies to be provided
33	☑	Cheque for fees	Cheque enclosed
34	☑	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS
35	☑	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	See attached
36	☑	A certified copy of any restriction agreement entered into in relation to +restricted securities	To be provided
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	N/A
38	☑	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	To be provided
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	N/A
40	☑	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Attached

No.	Tick	Item	Where is the information or document to be found? (eg, prospectus cross reference)
41	☑	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Attached
42	☑	A brief history of the entity or, if applicable, the group	Prospectus section 4.7
42A	☑	Copy of the agreement with ASX that documents may be given to ASX and authenticated electronically.	Attached

About the securities to be quoted

All entities

No.	Tick	Item	Where is the information or document to be found?
43	☑	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Confirmed
44	☑	Voting rights of +securities to be quoted	Prospectus section 9.2
45	☑	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	Attached
46	☑	Terms of the +securities to be quoted	Ordinary fully paid shares
47	☑	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided
48	☑	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided
49	☑	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided
50	☐	Terms of any +debt securities and +convertible debt securities	N/A

			Where is the information or document to be found? (eg. prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☑	The name of the vendor and details of any relationship of the vendor with us	See Appendix A
54	☑	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	See Appendix A
55	☑	The date that the vendor acquired the +classified asset	See Appendix A
56	☑	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	See Appendix A
57	☑	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	See Appendix A
58	☑	Full details of the +classified asset, including any title particulars	See Appendix A

			Where is the information or document to be found? (eg, prospectus cross reference)
59	☑	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	Appendix A
60	☑	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	Appendix A
61	☑	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	Appendix A

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☑	A copy of the register of members, if ASX asks	To be provided
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	N/A
65	☑	The terms of any +employee incentive scheme	See section 9.3 of the prospectus
66	☐	The terms of any +dividend or distribution plan	N/A
67	☑	The terms of any +securities that will not be quoted	Please see attached ESOP options and options held by JP Morgan.
68		Deleted 1/7/98.	

			Where is the information or document to be found? (eg. prospectus cross reference)
69	☑	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	75 million ordinary fully paid shares 5,545,163 options (see answer to 67) at listing
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☑	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	5,545,163 options at listing
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	N/A
74	☑	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	• Haempatch Pty Ltd ACN 101 719 804, holder of Haempatch Technology • QRxPharma Inc. holder of Torsin licence agreement • The Lynx Project Pty Ltd ACN 073 847 926, holder of 25% of Opiod Technology All three wholly owned

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg. prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	
77	☐	Audited +accounts for the last 3 full financial years and audit reports	
78 – 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	
80A	☐	Pro forma balance sheet and review	
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☑	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	Prospectus section 6 Proforma balance sheet
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	N/A
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	N/A

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☐	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	N/A
83	☑	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	Prospectus section 2.3
84	☑	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Prospectus section 2.3
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☑	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Attached Prospectus section 6.9.
87A	☑	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	Attached Prospectus section 6.9
87B	☑	Audited balance sheet (if required) and audit report	Attached Prospectus section 6.9
87C	☑	Pro forma balance sheet and review	Prospectus sections 6.4 and 6.9

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106	☑	Details of the entity's existing and proposed activities, and level of operations. State the main business	Prospectus sections 4.1 to 4.5
107	☑	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	See attached for firstly existing securities other than 1 preference share referred to in Prospectus section 9.4.7 and secondly securities immediately prior to listing arising from the IPO Deed-see Prospectus section 9.4.2. Also see Appendix A

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	
110	☐	The date the information memorandum is signed	
111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	

Information contained in the information memorandum			Where is the information or document to be found? (eg. prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	

			Where is the information or document to be found? (eg. prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	

Other information

All entities

			Where is the information or document to be found? (eg. prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	
121	☑	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	Sections 9.4.2, 9.4.5, 9.4.6, 9.4.7, 9.6.2
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A other than prospectus
123	☑	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	Nil
123A	☑	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	Nil

Mining exploration entities

124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	

125 Deleted 1/7/97

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility; or

☑ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.

- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility; or

☑ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated:

SIGNED by QRxPHARMA LTD ABN 16 102 254 151 in accordance with section 127 of the Corporations Act 2001:	)	
.... Signature of Director/Secretary	)	.... Signature of Director
.... Name of Director/Secretary	)	.... Name of Director

Appendix A
Classified Assets – Questions 53 to 61

Torsin Technology

On 26 April 2007 QRXPharma Inc merged with CNSCO Inc. QRxPharma Inc is a wholly owned subsidiary of QrxPharma Ltd. CNSCo Ltd was wholly owned by Dr John Holaday. Dr John Holaday was appointed CEO of the QRxPharma Ltd on 9 April and appointed to the board of QRxPharma Ltd on 27 April 2007.

CNSCo was party to a license agreement and sponsored research agreement both with the University of Alabama. These are summarised at sections 9.4.3 and 9.4.4 of the prospectus and are enclosed. As a consequence of the merger, these agreements are now between QRXPharma Inc and the University.

To date CNSCo has not spent any money on the development of the Torsin technology.

In consideration for the merger Dr John Holaday received a preference share which prior to listing will convert into 7.5 million ordinary shares.

Dual Opioid

The dual opioid technology was initially developed by the University of Queensland. In December 2002 the University licensed this technology to Uniquest Pty Ltd (the University's commercial development company). On the same day Uniquest sublicensed the technology to QRxPharma. A 75% interest in this intellectual property is being assigned to the Company immediately prior to or shortly after listing of the Company.

A 25% interest in the technology is held by the Lynx Company Pty Ltd a wholly owned subsidiary of QRxPharma Ltd. This company was acquired by QRXPharma Ltd from the shareholders of the Lynx Company under a scrip for scrip rollover which occurred in 2002. Pursuant to these arrangements Lynx No 1. Pty Ltd (a trust company for the shareholder of The Lynx Company Pty Ltd) received the following fully paid ordinary shares on the following dates.

Date	No of Shares
6/12/02	975,000

QrxPharma and Uniquest are parties to identical arrangements with respect to intellectual property known as the Textilinen technology, ATI Antagonist technology and Gaboxy Technology except that no interest was held by the Lynx Company and a 100% interest is to be transferred at or about the time of the listing of QRxPharma Ltd.

Haempatch Pty Ltd (a wholly owed subsidiary of QRxPharma) and Uniquest are parties to the same arrangements in respect of the Haempatch technology.

In relation to the acquisition of the above technology Uniquest Pty Ltd has been or will be issued fully paid ordinary shares in the following amounts at the following times.

Date	No of Shares
6/12/02 (Transfer of IP)	2,762,500
6/12/02 (Cash)	850,000
Immediately prior to Offer	1,912,500

QRxPHARMA LIMITED
CORPORATE GOVERNANCE STATEMENT

This Corporate Governance Statement sets out the Company's current compliance with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (**Best Practice Recommendations**). The Best Practice Recommendations are not mandatory. However, the Company will be required to provide a statement in its future annual reports disclosing the extent to which the Company has followed the Best Practice Recommendations.

The Board of the Company currently has in place a corporate governance policy which is summarised at the Company's website at www.qrxpharma.com.

	BEST PRACTICE RECOMMENDATION	COMMENT
1.	**Lay solid foundations for management and oversight**	
1.1	Formalise and disclose the functions reserved to the board and those delegated to management.	The Company's corporate governance policy includes a board charter, which discloses the specific responsibilities of the board and provides that the board may delegate responsibility for the day-to-day operations and administration of the Company.
2.	**Structure the board to add value**	
2.1	A majority of the board should be independent directors.	The board currently comprises two independent directors including the chairman, one additional non-executive director, an executive director and a director with a consulting role. The board believes that the individuals on the board are able to make quality and independent judgments in the best interests of the Company on all relevant issues. Further independent directors may be appointed depending on the future growth of the Company.
2.2	The chairperson should be an independent director.	The chairperson Dr Peter Farrell is an independent director.
2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	The roles of chairperson and chief executive officer are not exercised by the same individual.
2.4	The board should establish a nominations committee.	The board has established a nominations committee comprising the two independent and one other non-executive director.
2.5	Provide the information indicated in *Guide to Reporting on Principle 2*.	The Company will provide details of each director, such as their skills, experience and expertise relevant to their position, together with an explanation of any departures from best practice recommendations 2.1, 2.2, 2.3, 2.4 and 2.5 in its future annual reports.
3.	**Promote ethical and responsible decision-making**	

Deleted: 22 05 07

	BEST PRACTICE RECOMMENDATION	COMMENT
3.1	Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to: (a) the practices necessary to maintain confidence in the company's integrity; and (b) the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	The Company's board charter sets out principles of conduct of the board and its responsibility to engender these principles throughout the Company. The board does not believe that the Company's workforce is of sufficient size to warrant the establishment of a separate and additional code of conduct for all staff.
3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	The Company's current corporate governance policy includes guidelines for buying and selling securities in the Company.
3.3	Provide the information indicated in *Guide to Reporting on Principle 3.*	The Company will explain any departures (if any) from best practice recommendations 3.1, 3.2 and 3.3 in its future annual reports.
4.	**Safeguard integrity in financial reporting**	
4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.	The chief executive officer and the chief financial officer will provide the board with this statement at the relevant time.
4.2	The board should establish an audit committee.	The board has established an audit and risk committee, comprising one non-executive director and one independent director, both of whom have financial or accounting backgrounds. The chairperson of the committee is an independent director and is not the chairman of the board. The board considers that the Company is not currently of a size or complexity to require the appointment of a third member to this committee.
4.3	Structure the audit committee so that it consists of: (a) only non-executive directors;	Please refer to 4.2 above.

Deleted: 22 05 07

	BEST PRACTICE RECOMMENDATION	COMMENT
	(b) a majority of independent directors; (c) an independent chairperson, who is not chairperson of the board; and (d) at least three members.	
4.4	The audit committee should have a formal charter.	The Company's corporate governance policy includes a formal charter for the conduct and operation of the audit and risk committee.
4.5	Provide the information indicated in *Guide to Reporting on Principle 4.*	The Company will provide details of the members of the audit and risk committee, the number of meetings of the audit and risk committee and the names of the attendees, together with an explanation of any departures from best practice recommendations 4.1,4.2, 4.3, 4.4 and 4.5 (if any) in its future annual reports.
5.	**Make timely and balanced disclosure**	
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rules disclosure requirements and to ensure accountability at a senior management level for that compliance.	The Company has a continuous disclosure program in place designed to ensure the factual presentation of the Company's financial position.
5.2	Provide the information indicated in *Guide to Reporting on Principle 5.*	The Company will provide an explanation of any departures from best practice recommendations 5.1 and 5.2 (if any) in its future annual reports.
6.	**Respect the rights of shareholders**	
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	The Company has not adopted a specific charter for communications with shareholders but believes that the principles of good shareholder communication are inherent in the principles set out in the board charter.
6.2	Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.	The board will request the external auditor to attend all future annual general meetings of the Company to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report. The Company has established a website upon which all relevant announcements made to the market and related information will be placed.
7.	**Recognise and manage risk**	

Deleted: 22 05 07

	BEST PRACTICE RECOMMENDATION	COMMENT
7.1	The board or appropriate board committee should establish policies on risk oversight and management.	The audit and risk committee determines the Company's "risk profile" and is responsible for overseeing and approving risk management and policies, internal compliance and internal control.
7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that: (a) the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board; and (b) the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	The board will request that the chief executive officer and chief financial officer provide such a statement at the relevant time.
7.3	Provide the information indicated in *Guide to Reporting on Principle 7.*	The Company will provide an explanation of any departures from best practice recommendations 7.1, 7.2 and 7.3 (if any) in its future annual reports.
8.	**Encourage enhanced performance**	
8.1	Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.	The Company has established a nominations committee which is charged with the responsibility of ensuring that appropriate procedures exist to assess the performance of the board, its committees and individual directors, and key executives..
9.	**Remunerate fairly and responsibly**	
9.1	Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	The Company will provide details of the remuneration of its senior executives in its future annual reports.
9.2	The board should establish a remuneration committee.	The board has established a remuneration committee comprising the Chairman of the board and a non-executive director.

Deleted: 22 05 07

	BEST PRACTICE RECOMMENDATION	COMMENT
9.3	Clearly distinguish the structure of non-executive directors' remuneration from that of executives.	Non-executive directors other than the chairman are paid a set fee of $40,000 per annum and the chairman $60,000 per annum as agreed by the board annually. Non-executive directors do not receive performance based bonuses nor are they entitled to retirement allowances. The Company's Constitution provides that the remuneration of non-executive Directors will not be more than the aggregate fixed sum determined by a general meeting. The aggregate remuneration has been set at an amount of $400,000 per annum. The board is responsible for determining the remuneration of the chief executive officer and senior executives.
9.4	Ensure that payment of equity based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	The remuneration committee has been charged with the responsibility of ensuring the implementation of the Company's ESOP in accordance with its terms.
9.5	Provide the information indicated in *Guide to Reporting on Principle 9.*	The Company will explain any departures from best practice recommendations 9.1, 9.2, 9.3 and 9.4 in its future annual reports.
10.	**Recognise the legitimate interests of stakeholders**	The Company's corporate governance policies provide a guide to compliance with the legal and other obligations to legitimate stakeholders.

Deleted: 22 05 07

SCHEDULE I

Documents made public, filed or distributed since 1 July 2006

No	Document Date	Document Name
1.	16/05/2007	Disclosure Document
2.	21/05/2007	Appendix 1A: ASX Listing application and agreement
3.	23/05/2007	Full terms & conditions of ESOP
4.	23/05/2007	Corporate Governance Statement
5.	24/05/2007	Financial Statements 30 June 2004
6.	24/05/2007	Financial Statements 30 June 2005
7.	24/05/2007	Financial Statements 30 June 2006
8.	24/05/2007	Financial Statements 31 December 2006
9.	24/05/2007	Pre-quotation Disclosure re Shares and Options
10.	24/05/2007	Constitution
11.	24/05/2007	ASX Circular: Commencement of Official Quotation
12.	25/05/2007	Admission to Official List
13.	25/05/2007	Distribution Schedule
14.	25/05/2007	Top 20 shareholders
15.	25/05/2007	Pre-Quotation Disclosure
16.	25/05/2007	QRxPharma Limited completes IPO/Trading commences on ASX
17.	31/05/2007	Initial Director's Interest Notice
18.	31/05/2007	Initial Director's Interest Notice
19.	31/05/2007	Initial Director's Interest Notice
20.	31/05/2007	Initial Director's Interest Notice
21.	31/05/2007	Initial Director's Interest Notice

No	Document Date	Document Name
22.	31/05/2007	Change of Director's Interest Notice
23.	31/05/2007	Change of Director's Interest Notice
24.	12/06/2007	Becoming a substantial holder
25.	14/06/2007	Change of Director's Interest Notice
26.	19/06/2007	Release of Shares from Escrow
27.	27/07/2007	Appendix 4C - quarterly
28.	02/08/2007	Initial Substantial Shareholder Notice from WBC
29.	03/08/2007	Ceasing to be a substantial holder from WBC
30.	07/08/2007	Becoming a substantial holder from WBC
31.	15/08/2007	Preliminary Final Report
32.	15/08/2007	ASX/ Media Release - Preliminary Final Report
33.	15/08/2007	Company Presentation Preliminary Final Report
34.	27/09/2007	Notice of Annual General Meeting/Proxy Form
35.	27/09/2007	Annual Report to shareholders
36.	22/10/2007	Appendix 4C - quarterly
37.	25/10/2007	Change in substantial holding from WBC
38.	29/10/2007	QRxPharma Limited - Investor Update October 2007
39.	02/11/2007	Chairman's Address to Shareholders
40.	02/11/2007	Results of Meeting
41.	15/11/2007	Change of Director's Interest Notice - John Holaday
42.	26/11/2007	QRxPharma Enrolls First Patients in Phase III Clinical Trial
43.	30/11/2007	Quotation of Securities
44.	30/11/2007	Details of Company Address

RECEIVED

2003 APR 16 P 5:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TERMS AND CONDITIONS OF THE

QRXPHARMA LIMITED
ACN 102 254 151

EMPLOYEE SHARE OPTION PLAN

The terms and conditions of the QRxPharma Limited Employee Share Option Plan are as follows:

1. **DEFINITIONS**

"**Auditor**" means the auditor of the Company from time to time.

"**ASIC**" means Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Board of Directors**" or "**Board**" means the board of directors of the Company from time to time.

"**Business Day**" has the meaning given to that term in the Listing Rules.

"**Code**" means the United States *Internal Revenue Code of 1986* as amended or replaced from time to time.

"**Company**" means QRxPharma Limited ACN 102 254 151.

"**Constitution**" means the constitution of the Company as amended from time to time.

"**Corporations Act**" means the Corporations Act, 2001 (Cth) as amended or replaced from time to time.

"**Diluted Ordinary Share Capital**" means the total of the following:

(i) All Shares;

(ii) All Options issued under this Option Plan;

(iii) All other options issued by the Company excluding Options issued under this Option Plan;

(iv) All other convertible issued securities,

as at the relevant date of the issue of Options under this Option Plan.

"**Eligible Employee**" means any person who is employed by, or is a director, officer, executive or consultant of the Company or any related body corporate of the Company and whom the Remuneration Committee determines is eligible to participate in the Option Plan.

"**Exercise Notice**" means a notice substantially in the form of Schedule 1.

"**Exercise Price**" means the exercise price as determined by the Remuneration Committee and set out in the Option Agreement between the Company and the

Eligible Employee, being not less than the Share Price on the Grant Date of the Options.

"Expiry Date" in relation to an Option means the date in accordance with clause 4 of this Option Plan.

"Financial Year" means 1 July to 30 June.

"Grant Date" in relation to an Option means the date on which an Option is issued by the Company and as set out in the Option Agreement.

"Incentive Stock Option" means an Option that satisfies the requirements of section 422 of the Code.

"IPO" means a public offering of Shares by the Company in conjunction with an application by the Company to the ASX or such other recognised public stock exchange for admission and quotation of the Shares.

"Listing Rule(s)" means the official listing rules of ASX.

"Option Agreement" means an agreement between the Company and an Option holder setting out the number of Options to be issued to the Option holder, the Grant Date, the Expiry Date, the Exercise Price, the Vesting terms and any other specific terms relevant to those Options as determined in the sole discretion of the Remuneration Committee and in a form substantially the same as Schedule 2.

"Option holder" means the person registered in the Company's register of Option holders as the holder of Options.

"Option" means options over unissued Shares granted under this Option Plan.

"Option Plan" or **"Plan"** means the QRxPharma Limited Employee Share Option Plan constituted by these terms and conditions.

"Outstanding Options" means, in relation to an Option holder, Options which remain unexercised from time to time.

"Permanent Disablement" means the disablement of an Eligible Employee the effect of which is in the opinion of a medical expert likely to be permanent and will stop that Eligible Employee continuing his or her employment with the Company or its related body corporate.

"Redundancy or Redundant" means where the job roles and responsibilities of an Eligible Employee within the Company become redundant and as a result the Eligible Employee's employment with the Company or its related body corporate is terminated whether voluntarily or involuntarily.

"Remuneration Committee" means any person or persons appointed by the Board of Directors to administer the Option Plan, and in the absence of such person or persons being appointed, means the Board.

"Shareholder(s)" means those persons registered in the Company's register of members as the holder of Shares in the Company.

"Share Price" means the market value of a Share calculated in accordance with clause 17.

"Share(s)" means fully paid ordinary shares in the capital of the Company, or the ordinary shares into which fully paid ordinary shares are reconstructed from time to time.

"Unvested Options" means Options that are not Vested Options.

"Vested Options" means Options the Eligible Employee may exercise at any time from the Vesting Date in accordance with the terms contained in the Option Agreement or as specified in clause 5 of the Option Plan.

"Vesting Date" means the date that the Options granted to an Eligible Employee will vest in the Eligible Employee in accordance with the terms of the Eligible Employee's Option Agreement.

2. INTERPRETATION

In these terms and conditions, unless the context otherwise requires:

(a) headings are for convenience only and do not affect the interpretation of these terms and conditions;

(b) the singular includes the plural and vice versa;

(c) the word "person" includes a firm, body corporate, unincorporated association and governmental authority;

(d) a reference to any statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(e) a reference to a document includes an amendment or supplement to, or replacement or novation of, that document;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) an agreement, representation or warranty on the part of or in favour of two or more persons binds or is for the benefit of them jointly and severally;

(h) if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a currency is a reference to Australian currency unless otherwise indicated;

(j) a reference to a time is a reference to the time in Sydney, Australia; and

(k) an expression defined in, or given a meaning for the purposes of, the Corporations Act has the same meaning where used in these terms and conditions.

3. **OPTION ENTITLEMENT**

3.1 The Remuneration Committee may offer Options (including Incentive Stock Options) to Eligible Employees.

3.2 Subject to clauses 4, 5, 6, 10 and 12 each Option entitles the Option holder to subscribe for one Share at the Exercise Price.

3.3 On offer of Options the Company must provide the Eligible Employee with an Option Agreement which for the purpose of acceptance, must be signed by the Eligible Employee and returned to the Company within 5 (five) Business Days. The Company may issue an option certificate to the Eligible Employee.

4. **EXPIRY OF OPTIONS**

4.1 Options will expire at 5.00pm on the Expiry Date as set out in the relevant Option Agreement.

4.2 Options not exercised on or before 5.00pm on the Expiry Date automatically lapse.

5. **EXERCISE OF OPTIONS**

5.1 Subject to clause 5.2 of this Plan, an Option holder whose exercise of Options would not be in breach of clause 10 may exercise the Options during any period and on any terms specified in the Option Agreement, in whole or in part by lodging with the Company Secretary of the Company:

(a) the certificate for the Options (if any);

(b) a duly completed and signed Exercise Notice in accordance with Schedule 1; and

(c) the subscription money for the relevant Shares, being the number of Options specified in the Exercise Notice multiplied by the Exercise Price.

5.2 The Remuneration Committee may impose when granting Options such restrictions on the exercise of the Options as it considers fit, including without limitation individual or organisation performance or share price hurdles.

5.3 At all times when the Options are exercisable, the Company will have available a current prospectus or other document in relation to the Shares that complies with the requirements of the Corporations Act (unless the issue qualifies for ASIC relief).

5.4 Options awarded under an Option Agreement are not transferable otherwise than by will or the laws of intestacy and may be exercised during the Option holder's lifetime only by the Option holder.

5.5 The Company shall as soon as reasonably practicable after delivery of the items in clause 5.1 and not later than 10 (ten) Business Days after delivery of those items:

(a) allot to the Option holder the Shares (fully paid) in respect of the number of Options exercised;

(b) deliver to the Option holder a certificate or holding statement for the Shares so allotted; and

(c) cancel the certificate for the exercised Options (if any) and, if applicable, issue a new certificate for any remaining Options covered by the cancelled certificate.

5.6 If the Option holder has died, his or her legal representative shall stand in his or her place for the purposes of clauses 5.1 and 5.4, subject only to prior production to the Company of such evidence as would be required to permit the legal personal representative to become registered as a Shareholder.

5.7 After Shares have been allotted pursuant to clause 5.5, the Company will promptly make application for official quotation of the Shares on the ASX and will use reasonable endeavours to ensure the Shares are officially quoted.

5.8 The Company must hold the subscription monies in trust for the Option holder pending the allotment of the Shares in accordance with clause 5.5(a).

6. CANCELLATION OF OPTIONS

Notwithstanding any other provision of the Option Plan, the Remuneration Committee may cancel an Option(s) if at any time an Eligible Employee is in breach of any terms and conditions of employment of that Eligible Employee.

7. BONUS ISSUES

The Options do not confer any rights to participate in a bonus issue of Shares by the Company.

8. NEW ISSUES

The Options do not confer any rights to participate in a new issue of Shares by the Company.

9. EQUAL RANKING

9.1 Subject to clause 9.2, any Shares allotted pursuant to any exercise of the Options rank pari passu in all respects with other Shares of the Company on issue at the date of allotment.

9.2 Where any Shares are allotted pursuant to the exercise of Options during a period in respect of which a dividend is declared, the holder of those Shares is only entitled to receive the dividend where the Shares were allotted on or before the relevant dividend entitlement date.

10. COMPLIANCE WITH LAW AND ORDERS

10.1 An Option holder must not exercise any Options to have Shares issued to him or her, and no purported exercise has any effect, if in doing so it would be in breach of, or would cause the Company or its related bodies corporate to be in breach of:

(a) any provision of the Foreign Acquisitions and Takeovers Act 1975 (Cwth);

(b) any undertaking given by the Company to the Foreign Investment Review Board at the request of the Foreign Investment Review Board from time to time;

(c) any provision of the Corporations Act;

(d) any provision of the Listing Rules;

(e) any class order issued by ASIC; or

(f) any other applicable law.

10.2 The Option holder must not exercise any Options unless the Company has a current prospectus or other disclosure document in relation to the Shares that complies with the requirements of the Corporations Act (subject to any relief from such requirements issued by ASIC).

11. CALCULATIONS

11.1 Any calculations or adjustments which are required to be made for the purpose of determining the Exercise Price or the number of the Option holder's Outstanding Options must be made by the Auditor and will in the absence of manifest error, be final, conclusive and binding on the Option holder.

11.2 The Company must notify an Option holder of any adjustment made to the Exercise Price or the number of the Option holder's Outstanding Options within 10 (ten) Business Days after the date of the adjustments.

12. FORFEITURE OF OPTIONS AND SHARES

12.1 An Eligible Employee will forfeit any right or interest in any Outstanding Options under the Option Plan to the Company if:

(a) he or she ceases to be an Eligible Employee at a time when the Eligible Employee is not entitled to exercise such Outstanding Options; or

(b) the Eligible Employee has in the opinion of the Remuneration Committee been:

(i) dismissed with cause; or

(ii) has committed an act of fraud, defalcation, or gross misconduct in relation to the affairs of the Company, or any related body corporate (whether or not charged with an offence),

and the Remuneration Committee directs that such Outstanding Options are to be forfeited.

12.2 The Eligible Employee will automatically forfeit any Shares that the Eligible Employee has acquired pursuant to an Option Agreement between the Company and the Eligible Employee if the Eligible Employee has in the opinion of the Remuneration Committee been:

(a) dismissed with cause; or

(b) has committed an act of fraud, defalcation, or gross misconduct in relation to the affairs of the Company or any related body corporate (whether or not charged with an offence),

and the Remuneration Committee directs that such Shares are to be forfeited.

12.3 If the Remuneration Committee directs that a Share is to be forfeited in accordance with clause 12.2, the Company must pay the Eligible Employee an amount for each Share forfeited equal to the lesser of:

(a) the Exercise Price paid to acquire the Share; and

(b) the Share Price at the date of forfeiture of the Share as determined by the Auditor in its sole discretion.

12.4 The Eligible Employee will be required to hand over the share certificate(s) (if applicable) representing the Shares acquired under an Option Agreement between the Eligible Employee and the Company to the Company Secretary on the request of the Company pursuant to any direction given by the Remuneration Committee under this clause.

13. RECAPITALISATION AND REORGANISATION

13.1 The existence of the Option Plan and Options shall not affect in any way the right or power of the Board or the Shareholders to make or authorise any adjustment, recapitalisation, reorganisation or other change in the Company's capital structure.

13.2 *Reorganisation of Capital*

(a) In the event of any reorganisation (including consolidation, subdivision, reduction, rights issue or return) of issued capital of the Company the number of Options or the Exercise Price of the Options granted under this Plan will be adjusted in accordance with the Listing Rules applying to reorganisations at the time of the reorganisation.

(b) Subject to clause 13.2(a), the Company will exercise best efforts to ensure that no adjustment will be made under clause 13.2(a) to the number of Options or the Exercise Price of any Option if such an adjustment would result in any Option granted either not being considered an Incentive Stock Option under section 422 of the Code or being considered a nonqualified deferred compensation arrangement that fails to satisfy the requirements of section 409A(a)(1)(A)(i) of the Code.

13.3 *Cumulation of Adjustments*

Full effect must be given to this clause 13 on each occasion of its application and in such manner that the effects of the successive applications of them are cumulative, the intention being that the adjustments they progressively effect must be such as to reflect in relation to the Shares comprised in an Option the adjustments which on the occasions in question are progressively effected in relation to Shares already on issue. All adjustment calculations must be to four decimal places and in the case of the Exercise Price, to four decimal places expressed in cents.

13.4 The Company must give notice to an Option holder of any adjustment to the number of Shares to which the Option holder is entitled to subscribe for or be issued on exercise of an Option or the Exercise Price per Option in accordance with this clause 13 and the Listing Rules.

14. ELIGIBLE EMPLOYEE'S RIGHT TO DEAL WITH SHARES ACQUIRED UNDER OPTION AGREEMENT

There may be restrictions placed on the Eligible Employee in dealing with any Shares acquired under the Option Plan. Any such restrictions will be contained in the Option Agreement between the Eligible Employee and the Company.

15. ADMINISTRATION AND AMENDMENT

15.1 The Remuneration Committee will administer the Option Plan and has the power to:

(a) determine procedures from time to time for administration of this Option Plan consistent with the terms and conditions of the Option Plan;

(b) subject to clause 15.2, amend or modify the terms and conditions of the Option Plan, whether to make the Option Plan comply with the Listing Rules or otherwise as they see fit from time to time;

(c) subject to clause 11.1, resolve conclusively all questions of fact or interpretation arising in connection with this Option Plan; and

(d) delegate to any one or more persons, for any period and on any conditions determined by the Remuneration Committee, the exercise of any of its powers or discretions arising under this Option Plan.

15.2 The approval of the Company's shareholders must be obtained for any amendment to the Option Plan in relation to the following matters:

(a) increasing the maximum aggregate number of Shares that may be issued under the Option Plan as specified in clause 16;

(b) any change in the class of employees eligible to receive Options under the Option Plan as defined under clause 1;

(c) any change in the Shares reserved for issuance under the Option Plan; and

(d) substitution of another entity in place of the Company as the issuer of shares under the Option Plan.

16. SHARES SUBJECT TO THE OPTION PLAN

16.1 The total number of Shares that shall be reserved for issuance under this Option Plan and any other employee share scheme in the Company (including those Shares that shall be reserved for issuance as Incentive Stock Options under clause 16.2) shall not exceed ten percent (10%) of the Diluted Ordinary Share Capital in the Company as at the date of issue of the relevant Options under the Option Plan, subject to adjustment for changes in capitalisation of the Company as provided in clause 16.3.

16.2 For the purposes of clause 16.1, the maximum aggregate number of Shares that shall be reserved for issuance as Incentive Stock Options under this Option Plan is [**insert number**].

16.3 If any change is made in the terms of provisions of the Shares subject to the Option Plan (whether by reason of reorganisation, merger, consolidation, recapitalisation, rights issues, share split, combination of shares, exchange of shares, change in corporate structure, or otherwise), then appropriate adjustments shall be made to the maximum number of Shares subject to and reserved under the Option Plan without any action by the Board.

17. SHARE PRICE

17.1 The Share Price at a particular date is calculated as follows:

(a) if there was at least one transaction on the ASX for a Share during the one week period up to and including that day – the weighted average of the prices at which the Share was traded on the ASX during the seven day period up to and including that day; or

(b) if there were no transactions on the ASX in that one week period for a Share:

(i) the last price at which an offer was made on the ASX in that period to buy a Share; or

(ii) if no such offer has been made – the value of the Share as determined under Australian taxation laws; or

(c) For options to be granted to Eligible Employees subject to United States federal tax, unless otherwise determined by the Remuneration Committee in good faith consistent with Section 409A of the Code, as amended, Share Price as of any date shall mean the last reported sale price on ASX on such date or, if no such reported sale takes place on such date, the average of the closing bid and asked prices on ASX on such date.

18. NO ASSIGNMENT OF OPTIONS

The Options may not be assigned, transferred or encumbered in any way by the Option holder. Any such assignment, transfer or encumbrance of Options shall cause the Options to lapse immediately. This does not prevent the exercise in accordance with the terms and conditions of this Option Plan of Options by the estate of a deceased Option holder.

19. NOTICES

Any notice regarding the Options will be sent to the registered address of the Option holder as recorded in the register of option holders maintained by the Company.

20. DUTIES AND TAXES

20.1 The Company shall be entitled to require as a condition to issuing any Shares on the exercise of an Option under the Option Plan, that the Eligible Employee remit, or in appropriate cases agree to remit, when due the amount necessary to satisfy all federal, state and local withholding tax (and social insurance if applicable) relating thereto. The Company makes no representation or undertaking regarding the tax treatment of the Option. The liability for all applicable taxes is the Eligible Employee's responsibility.

20.2 At the election of the Company, such amount referred to in clause 20.1 may be remitted by cheque payable to the Company or by the Company's withholding of Shares issuable upon the exercise of the Option, or a combination thereof.

21. REPLACEMENT OF OPTION AGREEMENT

If any Option Agreement is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the registered office of the Company on payment by the claimant of the expenses incurred in connection with the replacement and on any terms as to evidence, indemnity and security as the Company may reasonably require. Mutilated or defaced Option Agreements must be surrendered before replacements will be issued.

22. MISCELLANEOUS

22.1 Except as otherwise provided in the Option Plan, the rights and obligations of an Eligible Employee under the terms of his or her employment with the Company or any related body corporate shall not be affected by his or her participation in the Option Plan.

22.2 The Option Plan shall not form part of or be incorporated into any contract of employment of the Eligible Employee with the Company or any related body corporate unless expressly stated and does not confer directly or indirectly on the Eligible Employee any legal or equitable right whatsoever against the Company or any related body corporate.

22.3 The grant of an Option under the Option Plan does not entitle the Eligible Employee to any other benefit or to future awards or rights under the Option Plan.

22.4 No Eligible Employee shall have any rights to compensation or damages in consequence of the termination of his or her employment for any reason whatsoever in so far as those rights arise from his or her ceasing to have rights under the Option Plan as a result of such termination.

22.5 Except as otherwise expressly provided by the Option Plan, the Remuneration Committee has absolute and unfettered discretion to act or refrain from acting under or in connection with the Option Plan or any Options under the Option Plan and in the exercise of any power or discretion in respect thereof any decision made by the Remuneration Committee under this Plan shall be binding on the Eligible Employee.

22.6 In the event of any dispute or disagreement as to the interpretation of the Option Plan, or as to any question or right arising from or related to the Option Plan or to any Options under the Option Plan and in the exercise of any power or discretion in respect thereof any decision made by the Remuneration Committee under this Plan shall be binding on the Eligible Employee.

23. GOVERNING LAWS

The Options are governed by and must be construed in accordance with the laws of New South Wales, Australia.

24. EFFECTIVE DATE OF PLAN

The Option Plan will become effective immediately upon its approval by the shareholders of the Company. The Option Plan must be approved by the

shareholders within 12 months before or after the adoption of the Option Plan by the Board.

25. **TERMINATION OF PLAN**

Options may be granted under the Option Plan at any time from time to time on or prior to the tenth anniversary of the effective date of the Option Plan under clause 24 (the "Expiration Date"), on which date the Option Plan will expire except as to Options then outstanding under the Option Plan.

SCHEDULE 1

QRXPHARMA LIMITED
ACN 102 254 151

EMPLOYEE SHARE OPTION PLAN – OPTION EXERCISE NOTICE

I, **[INSERT NAME]** being the registered holder of the Options specified below, elect to exercise the Options as specified below in accordance with clause 5 of the terms and conditions of the Option Plan.

Number of Options being exercised:

Name and address of the Shareholder to be entered into the Shareholders' register in respect of Shares issued:

....

....

..............................Postcode: ....

Enclosed with this notice is the certificate for the Options referred to above together with the relevant exercise money being $**[INSERT AMOUNT]**.

In exercising the Options to acquire Shares, I agree to be bound by the provisions of the Constitution of QRxPharma Limited.

Date:

....
Signed by the Option holder

SCHEDULE 2

QRXPHARMA LIMITED
ACN 102 254 151

PROFORMA EMPLOYEE SHARE OPTION PLAN AGREEMENT

THIS AGREEMENT is made on 2007

BETWEEN: **QRXPHARMA LIMITED ACN 102 254 151** (the "**Company**")

AND: [Insert details of Employee/Executive] ("**Employee**")

RECITALS

In recognition of the Employee's services and commitment to the Company and to provide the Employee with an opportunity to share in the financial success of the Company, the Company offers the opportunity to the Employee to purchase [insert number] Shares in the Company in accordance with the terms and conditions of the QRxPharma Limited Employee Share Option Plan (**"Option Plan"**).

The Company and Employee agree as follows:

Capitalised terms used in this Agreement that are not defined herein shall have the same meaning as specified in the Option Plan.

1. Grant of Options

The Company grants to Employee on the date of this Agreement ("**Grant Date**"), [insert number] options ("**Options**") to purchase all or any part of an aggregate of [insert number] Shares in the Company, on the terms and conditions of the Option Plan which are deemed to be read and incorporated as a part of this Agreement.

2. Option Price and Exercise Price

2.1 The consideration paid for the grant of the Options is nil.

2.2 The exercise price of a Share purchased pursuant to the exercise of an Option under this Agreement is [$insert].

3. Exercise of Options

3.1 Subject to the earlier expiration of the Options or Accelerated Vesting under clauses 4 and 5 of this Agreement, Vested Options may only be exercised:

(a) on the occurrence of an IPO; and

(b) in accordance with clause 5 of the Option Plan.

3.2 The Options will vest as follows:

(a) 33.33% of the Options will vest 12 months after the Grant Date;

(b) 33.33% of the Options will vest 24 months after the Grant Date; and

(c) 33.34% of the Options will vest 36 months after the Grant Date.

3.3 Options may be exercised in parcels of 10,000 Options only. If the total number of Options held is less than 10,000then the Options must be exercised in full.

4. Expiry Date

4.1 Subject to clauses 4.2 to 4.7 and 9.1 of this Agreement, the Options expire seven (7) years after the Grant Date.

4.2 If the Employee is dismissed with cause or has committed an act of fraud, defalcation, or gross misconduct in relation to the affairs of the Company or any related body corporate (whether or not charged with an offence) all Options expire on the day the Employee ceases employment with the Company or its related body corporate.

4.3 If the Employee ceases employment with the Company or its related body corporate as a result of one of the following events happening in respect to the Employee:

(a) Death or Permanent Disablement; or

(b) Normal retirement at or after the age of 55;

then:

(c) All Unvested Options expire on the day the Employee ceases employment with the Company or its related body corporate; and

(d) All Vested Options expire 12 (twelve) months after the day the Employee ceases employment with the Company or its related body corporate, or on the Expiry Date, whichever is the earliest.

4.4 If the Employee ceases employment with the Company or its related body corporate as a result of one of the following events happening in respect to the Employee:

(a) Voluntary resignation by the Employee; or

(b) Redundancy; or

(c) Dismissal by the Company with notice in accordance with the Employee's conditions of employment, in circumstances where clause 4.2 of this Agreement does not apply;

then:

(d) All Unvested Options expire on the day the Employee ceases employment with the Company or its related body corporate; and

(e) All Vested Options expire 90 (ninety) days after the day the Employee ceases employment with the Company or its related body corporate, or on the Expiry Date, whichever is the earliest.

4.5 For the purposes of clause 4.3(a), the Employee's estate (or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the death of Employee) may exercise any Vested Options within the same period as specified in clause 4.3(d).

QRx Pharma Pty Limited
ACN 102 254 151

Annual report – 30 June 2004

Contents

Directors' report

Your directors present their report on the consolidated entity consisting of QRx Pharma Pty Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004.

Directors

The following persons were directors of QRx Pharma Pty Limited during the whole of the financial year and up to the date of this report:

M Quinn
GW Pace
MS Hirshorn
G Savage
DA Henderson

Principal activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of biopharmaceutical products based on Australian research and targeting the US market.

Dividends

No dividends were paid or declared since the start of the financial year.

Review of operations

The consolidated entity has made a loss from operating activities after income tax for the period of $4,219,967 (2003: loss of $3,161,552).

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review.

Matters subsequent to the end of the financial year

Since balance date, the board has resolved to proceed with the additional funding through the issue of convertible loan facilities. $2.5m is to be raised in two tranches. $862,529 has to date been received from investors.

No other matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:

- the consolidated entity's operations in future financial years, or
- the results of those operations in future financial years, or
- the consolidated entity's state of affairs in future financial years.

Likely developments and expected results of operations

Information about likely developments in the operations of the consolidated entity and the expected results of those operations has not been included in this report because the directors believe would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

There are no particular and significant environmental regulations under a law of the Commonwealth or of a State or Territory affecting the consolidated entity.

Insurance of officers

During the financial year, no amounts were paid by the company to insure officers of the company or related bodies corporate.

Share options granted to directors

There were no share options over unissued ordinary shares of QRx Pharma Pty Limited granted during or since the end of the financial year to any of the directors of the Company and consolidated entity.

Shares under option

Unissued ordinary shares of QRx Pharma Pty Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number
19 December 2002	19 December 2012	$1.50	100,000
19 February 2003	19 February 2006	$0.15	40,000
19 February 2003	30 September 2004	$0.15	45,000
21 November 2003	21 November 2005	$0.15	5,000
1 December 2003	1 December 2006	$0.15	20,000
15 December 2003	15 December 2013	$0.15	50,000
24 February 2004	24 February 2014	$0.15	15,000
24 February 2004	24 February 2007	$0.15	10,000
24 February 2004	24 February 2014	$1.50	20,000
25 February 2004	24 February 2014	$0.15	5,000
19 May 2004	19 May 2014	$0.15	25,000
7 June 2004	7 June 2014	$0.15	200,000
24 June 2004	24 June 2014	$0.15	20,000
13 July 2004	13 July 2014	$0.15	70,000
14 July 2004	14 July 2014	$0.15	40,000

Shares issued from options exercised

During the period no ordinary shares were issued as a result of the exercise of options.

Proceedings on behalf of company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

Auditor

PricewaterhouseCoopers were appointed during the year and continue in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

GW Pace
Director

Sydney
23 September 2004

QRx Pharma Pty Limited
ACN 102 254 151

Financial report

30 June 2004

Contents

This financial report covers QRx Pharma Pty Limited as an individual entity and the consolidated entity consisting of QRx Pharma Pty Limited and its controlled entities.

QRx Pharma Pty Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Cumbrae- Stewart Building
Research Road
St Lucia Qld 4067

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 1 to 2.

Statements of financial performance
For the year ended 30 June 2004

		Consolidated		Parent	
		Year ended 30 June 2004	9 months ended 30 June 2003	Year ended 30 June 2004	9 months ended 30 June 2003
	Notes	$	$	$	$
Revenue from ordinary activities	2	102,503	58,347	101,349	58,316
Expenses from ordinary activities					
Research and development		(3,041,454)	(1,212,887)	(3,041,454)	(1,212,887)
Marketing		(206,261)	(184,757)	(206,361)	(184,757)
Depreciation and amortisation	3	(26,955)	(152,946)	(26,955)	(73,870)
General & administration		(1,013,891)	(603,955)	(1,014,583)	(603,955)
Foreign exchange loss		(33,814)	(324,117)	(33,814)	(324,117)
Write down of intellectual property to net realisable amount	3	-	(741,237)	-	(345,381)
Write down of investments to recoverable amount	3	-	-	-	(500,750)
Loss from ordinary activities before income tax expense	3	(4,219,967)	(3,161,552)	(4,221,818)	(3,187,401)
Income tax expense	4	-	-	-	-
Loss from ordinary activities after income tax expense		(4,219,967)	(3,161,552)	(4,221,818)	(3,187,401)

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position
As at 30 June 2004

		Consolidated		Parent	
		2004	2003	2004	2003
	Notes	$	$	$	$
Current assets					
Cash assets	5	3,654,256	3,045,871	3,654,256	3,020,022
Other	6	12,752	59,247	12,752	59,247
Total current assets		3,667,008	3,105,118	3,667,008	3,079,269
Non-current assets					
Plant and equipment	7	65,421	75,166	65,421	75,166
Intangible assets	8	-	-	-	-
Other financial assets	9	-	-	-	-
Total non-current assets		65,421	75,166	65,421	75,166
Total assets		3,732,429	3,180,284	3,732,429	3,154,435
Current liabilities					
Payables	10	526,706	322,650	554,406	322,650
Provisions	11	17,971	6,505	17,971	6,505
Total current liabilities		544,677	329,155	572,377	329,155
Non-current liabilities					
Provisions	12	1,199,547	-	1,199,547	-
Total non-current liabilities		1,199,547	-	1,199,547	-
Total liabilities		1,744,224	329,155	1,771,924	329,155
Net assets		1,988,205	2,851,129	1,960,505	2,825,280
Equity					
Contributed equity	13	10,569,271	6,012,681	10,569,271	6,012,681
Accumulated losses	14	(8,581,066)	(3,161,552)	(8,608,766)	(3,187,401)
Total equity		1,988,205	2,851,129	1,960,505	2,825,280

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows
For the year ended 30 June 2004

	Notes	Consolidated		Parent	
		Year ended 30 June 2004 $	9 months ended 30 June 2003 $	Year ended 30 June 2004 $	9 months ended 30 June 2003 $
Cash flows from operating activities					
Payments to suppliers and employees (inclusive of goods and services tax)		(4,380,612)	(2,303,520)	(4,381,309)	(2,280,027)
Interest received		102,503	56,360	101,349	56,330
R&D grant received		175,895	134,198	175,895	134,198
GST tax refund		171,219	92,007	171,219	92,007
Net cash (outflow) from operating activities	20	(3,930,995)	(2,020,955)	(3,932,846)	(1,997,492)
Cash flows from investing activities					
Payments for property, plant and equipment		(17,210)	(80,042)	(17,210)	(80,042)
Cash received in acquisition of controlled entities		-	49,312	-	-
Net cash inflow/ (outflow) from investing activities		(17,210)	(30,730)	(17,210)	(80,042)
Cash flows from financing activities					
Proceeds from intercompany loan		-	-	27,700	-
Proceeds from issues of shares		4,607,948	5,416,850	4,607,948	5,416,850
Share issue transaction costs		(51,358)	(319,294)	(51,358)	(319,294)
Net cash inflow from financing activities		4,556,590	5,097,556	4,584,290	5,097,556
Net increase in cash held		608,385	3,045,871	634,234	3,020,022
Cash at the beginning of the financial year		3,045,871	-	3,020,022	-
Cash at the end of the financial year	5	3,654,256	3,045,871	3,654,256	3,020,022

The above statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for year ending 30 June 2006. Information about how the transition to Australian equivalents to IFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 1(l).

(a) Going concern

The consolidated entity has experienced operating losses of $4,219,967 and operating cash outflows of $3,930,995 during the year ending 30 June 2004 as the Company continues to focus on the achievement of key milestones set out in the funding of its R&D program and operating plan. As of balance date, the consolidated entity had net assets of $1,988,205 and cash balances of $3,654,256. The continuing viability of the company and its controlled entities and their ability to continue as a going concern and meet their debts and commitments as they fall due is dependent upon:

(i) the company being successful in negotiating and obtaining additional funding, including securing equity financing and government research and development grants based on continued achievement of key milestones in the R&D program; and

(ii) the company successfully implementing its business strategy and operating plan.

The company's short operating history and reliance on future funding and successfully executing its business strategy result in there being some uncertainty whether the Company will continue as a going concern and, therefore, whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

However, subsequent to year end, the Company has successfully met the necessary milestones to receive additional funding in the form of convertible loan facilities from its shareholders, resulting in the approval of $2,500,000 to be funded in two tranches. Hence, the directors believe that the Company will be successful in the above matters, and accordingly, have prepared the financial report on a going concern basis. The directors regularly monitor the Company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the Company to meet its business objectives.

At this time, the directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the financial report at 30 June 2004. Provisions have been made in the financial report relating to the recoverability of the asset carrying amounts, including the write-down of certain intellectual property (refer note 8) and the Company's investments in Lynx Project Pty Limited and Haempatch Pty Limited (refer note 9). No other adjustments have been made to the financial report relating to recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Company not continue as a going concern.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by QRx Pharma Pty Limited as at 30 June 2004 and the results of all controlled entities for the year then ended. QRx Pharma Pty Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Note 1 Summary of significant accounting policies (continued)

(c) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(d) Foreign currency translation

Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(e) Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is determined by reference to the fair value of the assets acquired, including goodwill where applicable. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(f) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted.

(g) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant & equipment	4 years

(h) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(i) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above.

Note 1 Summary of significant accounting policies (continued)

(iii) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(iv) Equity-based compensation benefits

Equity-based compensation benefits are provided to employees via the QRx Pharma Employee Option Plan and an employee share scheme. Information relating to these schemes is set out in note 23.

No accounting entries are made in relation to the QRx Pharma Employee Option Plan until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital.

(j) Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(k) Intangible assets – Intellectual property

Intellectual property is amortised on a straight line basis over its anticipated useful life. During the previous period, the Directors resolved to write down the intellectual property to a nil value on the basis that the expected future economic benefit of the underlying assets can not be reasonably estimated by management.

(l) Grant income

Grant income is recognised during the year in which the income is received and is disclosed in the results for the period against related R&D expenditure incurred in the period.

(m) International Financial Reporting Standards (IFRS)

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

Management have done a preliminary assessment of potential impacts that the transition to IFRS will have on the company. Management are of the view that the main impacts will be in relation to the classification of debt and equity, share options issued to directors and in relation to intangible assets.

Note 2 Revenue

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Revenue from outside the operating activities				
Interest	102,503	58,347	101,349	58,316
Revenue from ordinary activities	102,503	58,347	101,349	58,316

Note 3 Loss from ordinary activities

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Net expenses				
Loss from ordinary activities before income tax expense includes the following specific net expenses:				
Expenses				
Depreciation				
Plant and equipment	26,955	4,876	26,955	4,876
Amortisation				
Intellectual property	-	148,070	-	68,994
Foreign exchange gains and losses				
Net foreign exchange loss	33,814	324,117	33,814	324,117
Other charges against assets				
Write down of intellectual property to net realisable value	-	741,237	-	345,381
Write down of investments to recoverable amount	-	-	-	500,750

Note 4 Income tax

	Consolidated		Parent	
	2004	2004	2004	2003
	$	$	$	$
(a) Income tax expense				
The income tax expense for the financial period differs from the amount calculated on the operating loss. The differences are reconciled as follows:				
Operating loss before income tax	(4,219,967)	(3,161,552)	(4,221,818)	(3,187,401)
Income tax calculated at 30%	(1,265,990)	(948,466)	(1,266,545)	(956,220)
Tax effect of permanent differences:				
Amortisation of intellectual property	-	44,421	-	20,698
Write down of intellectual property to net realisable value	-	222,371	-	103,614
Write down of investments to recoverable amount	-	-	-	150,225
Income tax adjusted for permanent differences	(1,265,990)	(681,674)	(1,266,545)	(681,683)
Benefit of tax losses not recognised	(1,265,990)	681,674	1,266,545	681,683
Income tax expense	-	-	-	-
(b) The directors estimate that the potential future income tax benefit at 30 June 2004 in respect of tax losses not brought to account is	1,947,664	681,674	1,948,219	681,674

Note 4 Income tax (continued)

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the losses

Tax consolidation legislation

QRx Pharma Pty Limited and its wholly-owned Australian subsidiaries have decided to implement the tax consolidation legislation as of 7 December 2002. The Australian Taxation Office has not yet been notified of this decision. The entities also intend to enter into a tax sharing agreement, but details of this agreement are yet to be finalised.

As a consequence, QRx Pharma Pty Limited, as the head entity in the tax consolidated group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group in future financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement will be recognised separately by QRx Pharma Pty Limited as tax-related amounts receivable or payable. The impact on the income tax expense and results of QRx Pharma Pty Limited is unlikely to be material because of the tax sharing agreement.

The financial effect of the implementation of the legislation has not been recognised in the financial statements for the year ended 30 June 2004.

Note 5 Current assets – Cash assets

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Cash at bank and on hand	3,654,256	3,045,871	3,654,256	3,020,022

Note 6 Current assets - Other

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
GST Receivable	9,752	59,247	9,752	59,247
Other assets	3,000	-	3,000	-
	12,752	59,247	12,752	59,247

Note 7 Non-current assets – Property, plant and equipment

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Plant and equipment				
Plant and equipment- at cost	97,252	80,042	97,252	80,042
Less: Accumulated depreciation	(31,831)	(4,876)	(31,831)	(4,876)
Total plant and equipment	65,421	75,166	65,421	75,166

Note 7 Non-current assets – Property, plant and equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial period are set out below.

	Plant & equipment $
Consolidated	
Carrying amount at 1 July 2003	75,166
Additions	17,210
Depreciation expense (note 3)	(26,955)
Carrying amount at 30 June 2004	65,421
Parent entity	
Carrying amount at 1 July 2003	75,166
Additions	17,210
Depreciation expense (note 3)	(26,955)
Carrying amount at 30 June 2004	65,421

Note 8 Non-Current assets – Intangibles

	Consolidated		Parent	
	2004 $	2003 $	2004 $	2003 $
Licence fees	414,375	414,375	414,375	414,375
Intellectual property	474,932	474,932	-	-
Less: accumulated amortisation	(889,307)	(889,307)	(414,375)	(414,375)
	-	-	-	-

Note 9 Non-current assets - Other financial assets

	Consolidated		Parent	
	2004 $	2003 $	2004 $	2003 $
Shares in controlled entities	-	-	500,570	500,570
Less: provision for write down to recoverable amount	-	-	(500,750)	(500,750)
	-	-	-	-

Management is currently in the process of liquidating the wholly owned controlled entities pending the transfer of intellectual property rights to the parent company.

Note 10 Current liabilities – Payables

	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Trade creditors	400,774	277,613	400,774	277,613
Other creditors	125,932	45,037	125,932	45,037
Payable to controlled entities	-	-	27,700	-
	526,706	322,650	554,406	322,650

Note 11 Current liabilities – Provisions

	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Employee entitlements (note 23)	17,971	6,505	17,971	6,505

Note 12 Non-current liabilities – Provisions

	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Dividends provided on preference shares	1,199,547	-	1,199,547	-

Note 13 Contributed equity

	Parent 2004 Shares	Parent 2003 Shares	Parent 2004 $	Parent 2003 $
(a) Share capital				
Ordinary shares – fully paid (c)	7,243,500	7,243,500	690,781	690,781
Series A preference shares – fully paid (d)	10,249,142	5,641,194	10,249,142	5,641,194
Capital raising expenses	-	-	(370,652)	(319,294)
	17,492,642	12,884,694	10,569,271	6,012,681

Note 13 Contributed equity (continued)

(b) Movements in ordinary share capital:

Date	Details	Shares	Issue Price	$
19 September 2002	Opening balance	1	1.00	1
19 September 2002	Share issue	2,655,999	$0.001	2,655
6 December 2002	Share issue	4,587,500	$0.15	688,125
	Total ordinary shares	7,243,500		690,781
	Less: Transaction costs arising on issue of shares			(19,727)
30 June 2003	Balance			671,054
1 July 2003 and 30 June 2004	Balance			671,054

(i) On 19 September 2002 (date of incorporation) the company issued one founder share ($1.00 value), 1,385,999 ordinary shares ($0.001 per share) and a further 1,270,000 ordinary shares ($0.001 per share) from options immediately exercised. Total consideration from the shares issued was $2,655.

(ii) On 6 December 2002, QRxPharma Pty Limited acquired all of the issued shares in Lynx Project Pty Limited and Haempatch Pty Limited. Both of the acquisitions were made by means of share for share exchange, which resulted in the issuance of 1,825,000 (975,000 and 850,000, respectively) ordinary shares valued at $0.15 per share.

On the same date, the company issued a further 2,762,500 ordinary shares valued at $0.15 per share.

(c) Movements in non-redeemable, convertible preference shares:

Date	Details	Shares	Issue Price	$
19 September 2002	Opening balance	-	-	-
6 December 2002	Series A preferred share issuance	5,641,194	$1.00	5,641,194
	Less: Transaction costs arising on issue of shares			(299,567)
30 June 2003	Balance	5,641,194		5,341,627
1 October 2003	Series A preferred share issuance	4,607,948	$1.00	4,607,948
	Less: Transaction costs arising on issue of shares			(51,358)
30 June 2004	Balance	10,249,142		9,898,217

(i) On 6 December 2002, QRxPharma Pty Limited acquired all of the issued shares in Haempatch Pty Limited. The acquisition was made by means of share for share exchange resulting in the issuance of 227,000 Series A preferred shares ($1.00 per share).

On the same date a further 5,414,194 Series A preferred shares ($1.00 per share) were issued for a total consideration of $5,414,194.

Note 13 Contributed equity (continued)

(d) Ordinary shares

Each ordinary shareholder maintains the right, when present in person or by proxy or by attorney at any general meeting of the Company the right to cast one vote for each ordinary share held (subject to any agreement between the Company and a Member affecting the voting rights attaching to any share).

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number and amounts paid on the shares held, subsequent to the satisfaction of preferred shareholder rights as included in the shareholder deed dated 6 December 2002.

(e) Series A preferred shares

Non-redeemable, convertible preferred shares entitle the holder to have priority over ordinary shareholders upon liquidation of the company or in the event of an initial public offering, and each preferred shareholder maintains the right to receive cumulative dividends if the Company declares and pays discretionary dividends in respect of ordinary shares. Upon liquidation of the company, preferred shareholders are entitled to a liquidation preference equal to 10% of the issue price per annum plus all accrued but unpaid dividends.

(f) Options

Each option granted to founding shareholders on 19 September 2002 is exercisable immediately on issue. When exercisable, each option is convertible into one ordinary share and entitles the holder to the same ordinary share rights as noted above.

Information related to the QRxPharma Employee Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 22.

Each Series A Preferred Share carries the right to receive any document or information an Ordinary Share carries the right to receive, and has the same right to attend and speak at the general meeting of the Company and the same number of votes as if each preferred share were converted into Ordinary Shares, as per terms included in the shareholder deed dated 6 December 2002.

Note 14 Accumulated losses

	Consolidated		Parent	
	2004 $	2003 $	2004 $	2003 $
Accumulated losses at the beginning of the financial year	(3,161,552)	-	(3,187,401)	-
Net loss for the year	(4,219,967)	(3,161,552)	(4,221,818)	(3,187,401)
Dividends provided for	(1,199,547)	-	(1,199,547)	-
Accumulated losses at the end of the financial year	(8,581,066)	(3,161,552)	(8,608,766)	(3,187,401)

Note 15 Financial instruments

(a) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investment in shares, is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the company intends to hold fixed rate assets and liabilities to maturity.

Note 15 Financial Instruments (continued)

2004	Notes	Floating Interest Rate $	Non-interest bearing $	Total $
Financial assets				
Cash	5	3,654,256	-	3,654,256
Other assets - receivables	6	-	12,752	12,752
		3,654,256	12,752	3,667,008
Weighted average interest rate		4.65%		
Financial liabilities				
Trade and other payables	10,11	-	526,706	526,706
		-	526,706	526,706
Net financial assets (liabilities)		3,654,256	(513,954)	3,140,302

2003	Notes	Floating Interest Rate $	Non-interest bearing $	Total $
Financial assets				
Cash	5	3,045,871	-	3,045,871
Other assets - receivables	6	-	59,247	59,247
		3,045,871	59,247	3,105,118
Weighted average interest rate		3.95%		
Financial liabilities				
Trade and other payables	10,11	-	322,650	322,650
		-	322,650	322,650
Net financial assets (liabilities)		3,045,871	(263,403)	2,782,468

(c) Net fair value of financial assets and liabilities

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

Note 16 Remuneration of directors

	Directors of parent entity 2004	Directors of parent entity 2003
Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities.	324,430	172,506

	2004 $	2003 $
The number of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:		
$0-$9,999	4	4
$170,000-$179,999	-	1
$320,000-$329,999	1	-

Options are granted over ordinary shares to certain directors pursuant to the Company's Employee Share Option Plan, details of which are set out in note 23.

Four directors of the parent entity received remuneration of nil (2003: nil).

Note 17 Remuneration of auditors

	Consolidated		Parent	
	2004 $	20043 $	2004 $	2003 $
Remuneration for audit of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the company – PricewaterhouseCoopers Australian firm	20,000	19,500	20,000	19,500
Remuneration for other services:				
Auditor of the company – PricewaterhouseCoopers Australian firm	17,800	27,910	17,800	27,910
	37,800	47,410	37,800	47,410

Note 18 Related parties

Directors
The names of persons who were directors of the company at any time during the financial year are as follows:

M Quinn
GW Pace
MS Hirshorn
G Savage
DA Henderson

Remuneration
Information on remuneration of directors is disclosed in note 16.

Note 18 Related parties (continued)

Transactions of directors and director related entities concerning shares

Aggregate numbers of shares and share options of QRx Pharma Pty Limited acquired by directors or their director-related entities from the company during the financial year:

	2004 Number	2003 Number
Acquisitions		
Ordinary shares – vested	-	1,092,400
Ordinary shares - non-vested	-	888,600
Series A preferred shares	3,293,907	4,025,885
QRx Employee Option Plan options over ordinary shares	-	1,000,000
Disposals		
QRx Employee Option Plan options exercised	-	1,000,000

The establishment of the QRx Employee Option Plan was approved by shareholders and the terms and conditions of the plan are described in note 23. All other transactions relating to shares and options of the company were on the same basis as similar transactions with other shareholders.

The directors and their related parties had the following interests in the share capital and options at the end of the financial year:

	2004 Number	2003 Number
Ordinary shares – vested	1,092,400	1,092,400
Ordinary shares - non-vested	888,600	888,600
Series A preferred shares	7,319,792	4,025,885
Options over ordinary shares	-	-

Wholly- owned group

The wholly- owned group consists of QRx Pharma Pty Limited and its wholly- owned controlled entities, Lynx Pty Limited and Haempatch Pty Limited. Ownership interests in these controlled entities are set out in note 19.

Aggregate amounts payable to entities in the wholly owned group at balance date

	2004	2003
Current payable	27,700	-

Other transactions with directors and related entities

Contracted services
During the year, the company directly engaged and contracted the services of certain shareholders in relation to the ongoing normal course of business operations. Total amounts paid to shareholders for contracted services rendered during the year amounted to $348,668 (2003 $369,670).

Development and patent fees
UniQuest Pty Limited is a significant shareholder of the company, owning 3,612,500 vested ordinary shares as at 30 June 2004. During the year, the company paid quarterly fees to UniQuest Pty Limited for the development and commercialisation of technology transferred from Haempatch Pty Limited to UniQuest Pty Limited. Total development fees paid to UniQuest Pty Limited during the year was approximately $507,000 (2003: $664,000).

During the year, the company paid UniQuest Pty Limited the amount of nil (2003: $33,205) in relation to patent fees.

Controlling entity

The ultimate parent entity in the wholly owned group is QRx Pharma Pty Limited.

Note 19 Investment in controlled entities

Name of entity	Country of incorporation	Class of shares	Equity holding 30 June 2004 %	Equity holding 30 June 2003 %
Lynx Pty Limited	Australia	Ordinary	100	100
Haempatch Pty Limited	Australia	Ordinary / Preferred	100	100

Note 20 Reconciliation of loss from ordinary activities after income tax to net cash outflow from operating activities

	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Loss from ordinary activities after income tax	(4,219,967)	(3,161,552)	(4,221,818)	(3,187,401)
Depreciation and amortisation	26,955	4,876	26,955	4,876
Amortisation of intangibles	-	889,307	-	414,375
Write down of investment to recoverable amount	-	-	-	500,750
Decrease/ (increase) in other operating assets	46,495	(82,740)	46,495	(59,247)
Increase in trade creditors and accruals	204,056	322,649	204,056	322,650
Increase in other operating liabilities	11,466	6,505	11,466	6,505
Net outflow from operating activities	(3,930,995)	(2,020,954)	3,932,846	(1,997,492)

Note 21 Segment information

The company's operations during the year were predominantly in Australia. The company operates in only one market segment, that of the research and development of biopharmaceutical products for commercial sale.

Note 22 Commitments for expenditure

On 6th January 2004, the Company entered into a development agreement with Shire Laboratories Inc to evaluate the application of Shire's Control Release technology. The original term of the agreement for stages 1 and 2 is 10 months one year and total committed future development fees as at 30 June 2004 are approximately $264,000

On 2nd March 2004, the Company entered into a development agreement with CIT to conduct a toxicity study. The committed future development fee as at 30 June 2004 was $146,568. As at the date of this report the study has been completed.

On 26th May 2004, the Company entered into a development agreement with The University of Michigan. The original term of the agreement is one year and total committed future development fees as at 30 June 2004 are approximately $143,000

Note 23 Employee Benefits

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Employee benefits and related on-costs liabilities				
Provision for employee benefits – current (note 11)	17,971	6,505	17,971	6,505
	Numbers		Numbers	
Employee numbers				
Average number of employees during the financial year	4	3	4	3

QRx Pharma Pty Limited Employee Share Option Plan (ESOP)
The ESOP was established to enable QrxPharma to grant options over shares to employees and consultants of the economic entity, subject to local regulations. Under the ESOP, the Board may invite applications for options from directors, full time or part time employees and consultants of QRxPharma having regard to the employee's position, services provided by employee, record of employment or service, potential contributions and any other matters which indicate the employee's merit. The exercise price in respect of an option granted shall be the market price for a share prevailing at the time of grant unless the Board decides otherwise. Options will lapse if they are not exercised within the relevant period or if the option holder leaves the employment of QRxPharma. The Board reserves a discretion to waive the latter provision.

Options granted under plan carry no dividend or voting rights. The vesting period for each option is 4 years, 25% vesting after 12 months from date of grant and the balance vesting monthly over the remaining 36 month period. When exercisable, each option is convertible into one ordinary share and entitle the holder to the same ordinary share rights as set out in Note 13.

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
			Number	Number	Number	Number	Number
Consolidated and parent entity – 2004							
19 December 2002	19 December 2012	$1.50	100,000	-	-	-	100,000
19 February 2003	19 February 2006	$0.15	40,000	-	-	-	40,000
19 February 2003	30 September 2004	$0.15	45,000		-	-	45,000
21 November 2003	21 November 2005	$0.15	-	5,000	-	-	5,000
1 December 2003	1 December 2006	$0.15	-	20,000	-	-	20,000
15 December 2003	15 December 2013	$0.15	-	50,000	-	-	50,000
24 February 2004	24 February 2014	$0.15	-	15,000	-	-	15,000
24 February 2004	24 February 2007	$0.15	-	10,000	-	-	10,000
24 February 2004	24 February 2014	$1.50	-	20,000	-	-	20,000
25 February 2004	24 February 2014	$0.15	-	5,000	-	-	5,000
19 May 2004	19 May 2014	$0.15	-	25,000	-	-	25,000
7 June 2004	7 June 2014	$0.15	-	200,000	-	-	200,000
24 June 2004	24 June 2014	$0.15	-	20,000	-	-	20,000
			185,000	370,000	-	-	555,000

Note 23 Employee Benefits (continued)

Consolidated and parent entity – 2003							
19 December 2002	19 December 2002	$1.50	-	1,000,000	1,000,000	-	-
19 December 2002	19 December 2012	$1.50	-	100,000	-	-	100,000
19 February 2003	19 February 2006	$0.15	-	40,000	-	-	40,000
19 February 2003	30 September 2004	$0.15	-	45,000	-	-	45,000
Total			-	1,185,000	1,000,000	-	185,000

Note 24 Events occurring after reporting date

Since balance date, the board has resolved to proceed with the additional funding through the issue of convertible loan facilities. $2.5m is to be raised in two tranches. $862,529 has to date been received from investors. The financial effect of the above has not been brought to account at 30 June 2004.

Directors' declaration

The directors declare that the financial statements and notes set out on pages 3 to 21:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entities financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and its cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

GW Pace
Director

G.W. Pace

Sydney
23 September 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of QRx Pharma Pty Limited and controlled entities

Audit opinion

In our opinion, the financial report of QRx Pharma Pty Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of QRx Pharma Pty Limited and the QRx Pharma Pty Limited Group (defined below) as at 30 June 2004, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both QRx Pharma Pty Limited (the company) and the QRx Pharma Pty Limited Group (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

PRICEWATERHOUSECOOPERS

When this audit report is included in a document containing the directors' report, our procedures include reading the directors' report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Andrew Sneddon
Partner

Sydney
23 September 2004

QrxPharma Pty Limited

ACN 102 254 151

Annual report – 30 June 2005

Contents

Directors' report

Your directors present their report on the consolidated entity consisting of QrxPharma Pty Limited (the company) and the entities it controlled at the end of, or during, the year ended 30 June 2005.

Directors
The following persons were directors of QrxPharma Pty Limited during the whole of the financial year and up to the date of this report:

M Quinn
GW Pace
MS Hirshorn
G Savage
DA Henderson

R Creswell was appointed a director on 19 October 2004 and remains in office at the date of this report.

D Stack was appointed a director on 18 May 2005 and remains in office at the date of this report.

Principal activities
The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of biopharmaceutical products based on Australian research and targeting the US market.

Dividends
No dividends were paid or declared since the start of the financial year.

Review of operations
The consolidated entity has made a loss from ordinary activities after income tax for the period of $ 4,673,208 (2004: loss of $4,219,967).

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review.

Matters subsequent to the end of the financial year
Since balance date, the consolidated entity has entered into a contract with an investment adviser to act as exclusive placement agent for the issue of new shares to private investors.

No other matter or circumstance has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

- the consolidated entity's operations in future financial years, or
- the results of those operations in future financial years, or
- the consolidated entity's state of affairs in future financial years.

Likely developments and expected results of operations
Information about likely developments in the operations of the consolidated entity and the expected results of those operations has not been included in this report because the directors believe would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation
There are no particular and significant environmental regulations under a law of the Commonwealth or of a State or Territory affecting the consolidated entity.

Share options granted to directors
Options over unissued ordinary shares of QrxPharma Pty Limited granted during or since the end of the financial year to any of the directors of the Company and consolidated entity were as follows:

Directors	*Options granted*
R Creswell	100,000
D Stack	240,000

Directors' report (continued)

Shares under option
Unissued ordinary shares of QrxPharma Pty Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number
19 December 2002	19 December 2012	$1.50	40,000
19 February 2003	19 February 2006	$0.15	40,000
21 November 2003	21 November 2005	$0.15	5,000
1 December 2003	1 December 2006	$0.15	20,000
15 December 2003	15 December 2013	$0.15	50,000
24 February 2004	24 February 2014	$0.15	15,000
24 February 2004	24 February 2007	$0.15	10,000
24 February 2004	24 February 2014	$1.50	20,000
25 February 2004	24 February 2014	$0.15	5,000
16 March 2004	16 March 2014	$0.15	10,000
19 May 2004	19 May 2014	$0.15	25,000
24 June 2004	24 June 2014	$0.15	20,000
13 July 2004	13 July 2014	$0.15	50,000
14 July 2004	14 July 2014	$0.15	40,000
17 August 2004	17 August 2014	$0.15	20,000
19 October 2004	19 October 2014	$0.15	100,000
19 February 2005	19 February 2015	$0.15	150,000
18 May 2005	18 May 2015	$0.15	240,000

Shares issued on the exercise of options
The following ordinary shares of QrxPharma Pty Limited were issued during the year ended 30 June 2005 on the exercise of options granted under the QrxPharma Employee Option Plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
19 February 2003	$0.15	45,000
7 June 2004	$0.15	30,000

Insurance of officers
During the financial year, the Company made, in respect of the directors and officers of the Company an agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings. Insurance premiums have been paid in respect of Directors' and Officers Liability insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings.

Proceedings on behalf of company
No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the *Corporations Act 2001*.

Auditor
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the directors.

M A Quinn
Director

Sydney
25 October 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of QrxPharma Pty Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of QrxPharma Pty Limited and the entities it controlled during the period.

Andrew Sneddon
Partner
PricewaterhouseCoopers

Sydney
25 October 2005

QrxPharma Pty Limited
ACN 102 254 151

Financial report
30 June 2005

Contents

This financial report covers QrxPharma Pty Limited as an individual entity and the consolidated entity consisting of QrxPharma Pty Limited and its controlled entities.

QrxPharma Pty Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

QrxPharma Pty Limited
Suite 401, 35 Lime St,
Sydney NSW 2000

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 1 to 2.

Statements of financial performance
For the year ended 30 June 2005

		Consolidated		Parent	
		2005	2004	2005	2004
	Notes	$	$	$	$
Revenue from ordinary activities	2	72,287	102,503	72,287	101,349
Expenses from ordinary activities					
Research and development	3	(3,422,847)	(3,041,454)	(3,422,847)	(3,041,454)
Marketing		(617,841)	(206,261)	(617,841)	(206,361)
General & administration		(621,940)	(1,074,660)	(621,940)	(1,075,352)
Borrowing costs expense	3	(82,867)	-	(82,867)	-
Loss from ordinary activities before income tax expense	3	(4,673,208)	(4,219,967)	(4,673,208)	(4,221,818)
Income tax expense	4	-	-	-	-
Net loss		(4,673,208)	(4,219,967)	(4,673,208)	(4,221,818)

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position

As at 30 June 2005

		Consolidated		Parent	
		2005	2004	2005	2004
	Notes	$	$	$	$
Current assets					
Cash assets	5	1,412,133	3,654,256	1,412,133	3,654,256
Receivables	6	-	12,752	-	12,752
Total current assets		1,412,133	3,667,008	1,412,133	3,667,008
Non-current assets					
Plant and equipment	7	48,330	65,421	48,330	65,421
Other financial assets	8	-	-	-	-
Total non-current assets		48,330	65,421	48,330	65,421
Total assets		1,460,463	3,732,429	1,460,463	3,732,429
Current liabilities					
Payables	9	831,213	526,706	858,913	554,406
Provisions	10	17,000	17,971	17,000	17,971
Interest bearing liabilities	11	2,139,325	-	2,139,325	-
Total current liabilities		2,978,538	544,677	3,015,238	572,377
Non-current liabilities					
Provisions	12	2,244,891	1,199,547	2,244,891	1,199,547
Total non-current liabilities		2,244,891	1,199,547	2,244,891	1,199,547
Total liabilities		5,232,429	1,744,224	5,260,129	1,771,924
Net assets / (liabilities)		(3,771,966)	1,988,205	(3,799,666)	1,960,505
Equity					
Contributed equity	13	10,527,652	10,569,271	10,527,652	10,569,271
Accumulated losses	14	(14,299,618)	(8,581,066)	(14,327,318)	(8,608,766)
Total equity / (deficiency in capital)		(3,771,966)	1,988,205	(3,799,666)	1,960,505

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows
For the year ended 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Cash flows from operating activities					
Payments to suppliers and employees (inclusive of goods and services tax)		(4,637,169)	(4,380,612)	(4,637,169)	(4,381,309)
Interest received		72,287	102,503	72,287	101,349
R&D grant received		227,326	175,895	227,326	175,895
GST tax refund		9,752	171,219	9,752	171,219
Net cash (outflow) from operating activities	20	(4,327,804)	(3,930,995)	(4,327,804)	(3,932,846)
Cash flows from investing activities					
Payments for property, plant and equipment		(12,025)	(17,210)	(12,025)	(17,210)
Net cash (outflow) from investing activities		(12,025)	(17,210)	(12,025)	(17,210)
Cash flows from financing activities					
Proceeds from intercompany loan		-	-	-	27,700
Proceeds from borrowings		2,139,325	-	2,139,325	-
Proceeds from issues of shares		11,250	4,607,948	11,250	4,607,948
Share issue transaction costs		(52,869)	(51,358)	(52,869)	(51,358)
Net cash inflow from financing activities		2,097,706	4,556,590	2,097,706	4,584,290
Net (decrease)/increase in cash held		(2,242,133)	608,385	(2,242,123)	634,234
Cash at the beginning of the financial year		3,654,256	3,045,871	3,654,256	3,020,022
Cash at the end of the financial year	5	1,412,133	3,654,256	1,412,133	3,654,256

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements
30 June 2005

Contents

Note 1 Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for year ending 30 June 2006. Information about how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 25.

(a) Going concern

The consolidated entity has continued to experience operating losses of $4,673,208 and operating cash outflows of $4,327,804 during the year ending 30 June 2005 as the consolidated entity continues to focus on the achievement of key milestones set out in the funding of its R&D program and operating plan. As of balance date, the consolidated entity had a deficiency in capital of $3,771,966 and cash balances of $1,412,133. The continuing viability of the company and its controlled entities and their ability to continue as a going concern and meet their debts and commitments as they fall due is dependent upon:

(i) the consolidated entity being successful in negotiating and obtaining additional funding, including securing equity financing and government research and development grants based on continued achievement of key milestones in the R&D program; and
(ii) The consolidated entity successfully implementing its business strategy and operating plan.

The consolidated entity's short operating history and reliance on future funding and successfully executing its business strategy result in there being significant uncertainty whether the consolidated entity will continue as a going concern and, therefore, whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

However, subsequent to year end, the consolidated entity has negotiated a contract with an investment adviser to seek funding through private equity placements. Up to $25 million is sought through this round of funding. Hence, the directors believe that the consolidated entity will be successful in the above matters, and accordingly, have prepared the financial report on a going concern basis. The directors regularly monitor the consolidated entity's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the consolidated entity to meet its business objectives.

At this time, the directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the financial report at 30 June 2005. No adjustments have been made to the financial report relating to recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Company not continue as a going concern.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by QrxPharma Pty Limited as at 30 June 2005 and the results of all controlled entities for the year then ended. QrxPharma Pty Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Note 1 Summary of significant accounting policies (continued)

(c) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses or cumulative timing differences is not carried forward as an asset unless the benefit is virtually certain of realisation.

(d) Foreign currency translation

Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(e) Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is determined by reference to the fair value of the assets acquired, including goodwill where applicable. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(f) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted.

(g) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of plant and equipment over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant & equipment	4 years

(h) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(i) Grant income

Grant income is recognised during the year in which the income is received and is disclosed in the results for the period against related R&D expenditure incurred in the period.

Note 1 Summary of significant accounting policies (continued)

(j) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above.

(iii) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(iv) Equity-based compensation benefits

Equity-based compensation benefits are provided to employees via the QrxPharma Employee Share Option Plan. Information relating to these schemes is set out in note 23.

No accounting entries are made in relation to the QrxPharma Employee Share Option Plan until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital.

(k) Interest bearing liabilities

Convertible notes are included as a liability based upon the principle value of the notes. The liability is included in borrowings until conversion or maturity of the notes. Interest on the convertible notes is accrued at a rate of 10% p.a. and is included in other creditors.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include interest paid or payable on convertible notes.

(m) Cash

For purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2 Revenue

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Revenue from outside the operating activities				
Interest	72,287	102,503	72,287	101,349
Revenue from ordinary activities	72,287	102,503	72,287	101,349

Note 3 Loss from ordinary activities

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Net expenses				
Loss from ordinary activities before income tax expense includes the following specific net expenses:				
Expenses				
Depreciation				
Plant and equipment	29,116	26,955	29,116	26,955
Net foreign exchange loss	26,258	33,814	26,258	33,814
Borrowing costs				
Interest payable on convertible notes	82,867	-	82,867	-
Research and development expensed	3,547,722	3,157,256	3,422,847	2,835,884
Research and development grant	(124,875)	(115,802)	(124,875)	(115,802)
Net research and development	3,422,847	3,041,454	3,422,847	3,041,454

Note 4 Income tax

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
(a) Income tax expense				
The income tax expense for the financial period differs from the amount calculated on the operating loss. The differences are reconciled as follows:				
Operating loss before income tax	(4,673,209)	(4,219,967)	(4,673,209)	(4,221,818)
Income tax calculated at 30%	(1,401,963)	(1,265,990)	(1,401,963)	(1,266,545)
Tax effect of permanent differences				
Sundry	-	-	-	-
Income tax adjusted for permanent differences	(1,401,963)	(1,265,990)	(1,401,963)	(1,266,545)
Benefit of tax losses not recognised	1,401,963	1,265,990	1,401,963	1,266,545
Income tax expense	-	-	-	-
(b) The directors estimate that the potential future income tax benefit at 30 June 2005 in respect of tax losses and cumulative timing differences not brought to account is	4,031,072	2,629,109	4,031,072	2,629,109

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the losses

Note 4 Income tax (continued)

Tax consolidation legislation
QrxPharma Pty Limited and its wholly-owned Australian subsidiaries have implemented the tax consolidation legislation as of 7 December 2002. The Australian Taxation Office has been notified of this decision. The wholly owned controlled entities in the QrxPharma Pty Limited group are dormant companies and no current or deferred tax amounts are expected to arise. As a consequence, QrxPharma Pty Limited will recognise current and deferred tax amounts relating to its own transactions, events and balances.

Note 5 Current assets – Cash assets

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Cash at bank and on hand	1,412,133	3,654,256	1,412,133	3,654,256

Note 6 Current assets - Receivables

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
GST Receivable	-	9,752	-	9,752
Other assets	-	3,000	-	3,000
	-	12,752	-	12,752

Note 7 Non-current assets – Property, plant and equipment

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Plant and equipment				
Plant and equipment- at cost	109,277	97,252	109,277	97,252
Less: Accumulated depreciation	(60,947)	(31,831)	(60,947)	(31,831)
Total plant and equipment	48,330	65,421	48,330	65,421

Reconciliations
Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial period are set out below.

	Plant & equipment $
Consolidated	
Carrying amount at 1 July 2004	65,421
Additions	12,025
Depreciation expense (note 3)	(29,116)
Carrying amount at 30 June 2005	48,330
Parent entity	
Carrying amount at 1 July 2004	65,421
Additions	12,025
Depreciation expense (note 3)	(29,116)
Carrying amount at 30 June 2005	48,330

Note 8 Non-current assets - Other financial assets

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Shares in controlled entities	-	-	500,570	500,570
Less: provision for write down to recoverable amount	-	-	(500,570)	(500,750)
	-	-	-	-

Note 9 Current liabilities – Payables

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Trade creditors	587,366	400,774	587,366	400,774
Other creditors	243,847	125,932	243,847	125,932
Payable to controlled entities	-	-	27,700	27,700
	831,213	526,706	858,913	554,406

Note 10 Current liabilities – Provisions

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Employee entitlements (note 23)	17,000	17,971	17,000	17,971

Note 11 Current liabilities – Interest bearing liabilities

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Convertible notes	2,139,325	-	2,139,325	-

The parent entity issued 2,500,000 convertible notes in two tranches. The notes are convertible into Series B preference shares at the option of the holder, or mandatorily on occurrence of qualified financing, being the raising of greater than $15 million of funds. The conversion price of each convertible note is to be determined by the issue price of the Series B preference shares.

The notes are repayable on 31st December 2005 or rolled-over for a further 12 month period, subject to the approval of the note-holders. As at balance date, management are of the opinion that the notes will be rolled-over.

Interest accrues daily at rate of 10% per annum. Any unpaid interest will be capitalised annually into the underlying note balance. The unpaid interest will be convertible into Series B preference shares.

Note 12 Non-current liabilities – Provisions

	Consolidated		Parent	
	2005 $	2004 $	2005 $	2004 $
Dividends on preference shares	2,244,891	1,199,547	2,244,891	1,199,547

Dividends on preference shares
Provision is made for the dividend payable on preference shares. Dividends are accrued daily at a rate of 10% p.a. Any unpaid dividends are compounded on an annual basis on the anniversary of the preference share issue. Dividends are paid when declared by the board of directors.

Movement in provision for dividends

Consolidated and parent 2005	$
Carrying amount at start of the year	1,199,547
Additional provision recognised	1,045,344
Carrying amount at end of the year	2,244,891

Note 13 Contributed equity

	Parent 2005 Shares	Parent 2004 Shares	Parent 2005 $	Parent 2004 $
(a) Share capital				
Ordinary shares – fully paid (d)	7,318,500	7,243,500	629,435	671,054
Series A preference shares – fully paid (e)	10,249,142	10,249,142	9,898,217	9,898,217
	17,567,642	17,492,642	10,527,652	10,569,271

(b) Movements in ordinary share capital:

Date	Details	Shares	Issue Price	$
1 July 2003 and 30 June 2004	Balance	7,243,500		671,054
19 July 2004	Exercise of 2003 options – Note (f)	10,000	$0.15	1,500
18 September 2004	Exercise of 2003 options – Note (f)	10,000	$0.15	1,500
28 September 2004	Exercise of 2003 options – Note (f)	20,000	$0.15	3,000
29 September 2004	Exercise of 2003 options – Note (f)	5,000	$0.15	750
30 March 2005	Exercise of 2004 options – Note (f)	30,000	$0.15	4,500
				682,304
	Less: Transaction costs arising on share issue			(52,869)
30 June 2005	Balance	7,318,500		629,435

(c) Movements in non-redeemable, convertible preference shares:

Date	Details	Shares	Issue Price	$
1 July 2003	Opening balance	5,641,194		5,341,627
1 October 2003	Series A preferred share issuance – Note (e)	4,607,948	$1.00	4,607,948
	Less: Transaction costs arising on issue of shares			(51,358)
30 June 2004 and 30 June 2005	Balance	10,249,142		9,898,217

Note 13 Contributed equity (continued)

(d) Ordinary shares

Each ordinary shareholder maintains the right, when present in person or by proxy or by attorney at any general meeting of the Company the right to cast one vote for each ordinary share held (subject to any agreement between the Company and a Member affecting the voting rights attaching to any share).

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number and amounts paid on the shares held, subsequent to the satisfaction of preferred shareholder rights as included in the shareholder deed dated 6 December 2002.

(e) Series A preferred shares

Non-redeemable, convertible preferred shares entitle the holder to have priority over ordinary shareholders upon liquidation of the company or in the event of an initial public offering, and each preferred shareholder maintains the right to receive cumulative dividends if the Company declares and pays discretionary dividends in respect of ordinary shares. Upon liquidation of the company, preferred shareholders are entitled to a liquidation preference equal to 10% of the issue price per annum plus all accrued but unpaid dividends.

On 1 October 2003, 4,607,948 Series A preferred shares ($1.00 per share) were issued for a total consideration of $4,607,948.

(f) Options

Each option granted to founding shareholders on 19 September 2002 is exercisable immediately on issue. When exercisable, each option is convertible into one ordinary share and entitles the holder to the same ordinary share rights as noted above.

Information related to the QRxPharma Employee Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 23.

Each Series A Preferred Share carries the right to receive any document or information an Ordinary Share carries the right to receive, and has the same right to attend and speak at the general meeting of the Company and the same number of votes as if each preferred share were converted into Ordinary Shares, as per terms included in the shareholder deed dated 6 December 2002.

Note 14 Accumulated losses

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Accumulated losses at the beginning of the financial year	(8,581,066)	(3,161,552)	(8,608,766)	(3,187,401)
Net loss for the year	(4,673,208)	(4,219,967)	(4,673,208)	(4,221,818)
Dividends provided for	(1,045,344)	(1,199,547)	(1,045,344)	(1,199,547)
Accumulated losses at the end of the financial year	(14,299,618)	(8,581,066)	(14,327,318)	(8,608,766)

Note 15 Financial instruments

(a) Credit risk exposures
The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investment in shares, is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest rate risk exposures
The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the company intends to hold fixed rate assets and liabilities to maturity.

2005	Notes	Floating Interest Rate $	Fixed interest rate maturing in > 1 year $	Non-interest bearing $	Total $
Financial assets					
Cash	5	1,412,133	-	-	1,412,133
		1,412,133	-	-	1,412,133
Weighted average interest rate		5.1%			
Financial liabilities					
Trade and other payables	9	-	-	831,213	831,213
Convertible notes	11	-	2,139,325	-	2,139,325
		-	2,139,125	831,213	2,970,538
Weighted average interest rate			10%		
Net financial assets (liabilities)		1,412,133	(2,139,325)	(831,213)	(1,558,405)
2004					
Financial assets					
Cash	5	3,654,256	-	-	3,654,256
Receivables	6		-	12,752	12,752
		3,654,256	-	12,752	3,667,008
Weighted average interest rate		4.65%			
Financial liabilities					
Trade and other payables	9	-	-	526,706	526,706
		-	-	526,706	526,706
Net financial assets (liabilities)		3,654,256	-	(513,954)	3,140,302

(c) Net fair value of financial assets and liabilities
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

Note 16 Remuneration of directors

	Directors of parent entity 2005 $	Directors of parent entity 2004 $
Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities.	358,553	324,430

	2005 Number	2004 Number
The number of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:		
$0-$9,999	6	4
$320,000-$329,999	-	1
$350,000-$359,999	1	-

Options are granted over ordinary shares to certain directors pursuant to the Company's Employee Share Option Plan, details of which are set out in note 23.

Four directors of the parent entity received remuneration of nil (2004: nil).

Note 17 Remuneration of auditors

	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
During the year, the following amounts were paid to the auditor of the parent entity:				
Assurance services				
1. Audit services				
Fees paid to PricewaterhouseCoopers Australian firm				
Audit of the financial report	16,000	14,000	16,000	14,000
2. Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm				
Preparation of financial statements	6,000	6,000	6,000	6,000
IFRS accounting services	2,000	-	2,000	-
	24,000	20,000	24,000	20,000
Taxation services				
Fees paid to PricewaterhouseCoopers Australian firm				
Tax compliance and consulting services, including preparation of company tax returns	43,400	17,800	43,400	17,800
	67,400	37,800	67,400	37,800

Note 18 Related parties

Directors
The names of persons who were directors of the company at any time during the financial year are as follows:

M Quinn
GW Pace
MS Hirshorn
G Savage
DA Henderson
R Creswell
D Stack

All of these persons were also directors during the year ended 30 June 2004, with the exception of R Cresswell and D Stack.

Remuneration
Information on remuneration of directors is disclosed in note 16.

Transactions of directors and director related entities concerning shares

Aggregate numbers of shares and share options of QrxPharma Pty Limited acquired by directors or their director-related entities from the company during the financial year:

	2005 Number	2004 Number
Acquisitions		
Series A preferred shares	-	3,293,907
QRx Employee Option Plan options over ordinary shares	340,000	-

The establishment of the QrxPharma Pty Limited Employee Share Option Plan was approved by shareholders and the terms and conditions of the plan are described in note 23. All other transactions relating to shares and options of the company were on the same basis as similar transactions with other shareholders.

The directors and their related parties had the following interests in the share capital and options at the end of the financial year:

	2005 Number	2004 Number
Ordinary shares – vested	1,092,400	1,092,400
Ordinary shares - non-vested	888,600	888,600
Series A preferred shares	7,319,792	7,319,792
Options over ordinary shares	340,000	-

Other transactions with directors and director related entities
During the year, the consolidated entity issued 2,500,000 convertible notes in two tranches. These convertible notes were taken up by the directors or their director related entities. These notes were issued on normal commercial terms and conditions.

A director, Mr D Stack, is the owner of the firm Stack Pharmaceuticals. Stack Pharmaceuticals has provided research and development services to QrxPharma Pty Limited for several years on normal commercial terms and conditions.

A director, Mr D Henderson, is a director of Uniquest Pty Limited. UniQuest Pty Limited is a significant shareholder of the company, owning 3,612,500 vested ordinary shares as at 30 June 2005. During the year, the company paid fees to UniQuest Pty Limited for the research, development and commercialisation of patented technology. Total fees paid to UniQuest Pty Limited during the year was approximately $133,500 (2004: $507,000).

Note 18 Related parties (continued)

A director, Mr G Savage, is a director and shareholder of ST Management Pty Limited. ST Management provided ad-hoc consulting services to the consolidated entity throughout the year. The consulting services were provided on normal commercial terms and conditions:

Aggregate amounts of each of the above types of other transactions with directors and their director-related entities:

	2005 $	2004 $
Interest expense	50,644	-
Research and development	195,872	507,000

Aggregate amounts payable to directors and their director-related entities at balance date relating to the above types of other transactions:

	2005 $	2004 $
Current liabilities	1,362,605	-

Wholly- owned group

The wholly- owned group consists of QrxPharma Pty Limited and its wholly- owned controlled entities, Lynx Pty Limited and Haempatch Pty Limited. Ownership interests in these controlled entities are set out in note 19.

Aggregate amounts payable to entities in the wholly owned group at balance date

	2005 $	2004 $
Current payable	27,700	27,700

Other related parties

During the year, the company directly engaged and contracted the services of certain shareholders in relation to the ongoing normal course of business operations. Total amounts paid to shareholders for contracted services rendered during the year amounted to $368,116 (2004: $348,668).

Note 19 Investment in controlled entities

Name of entity	Country of incorporation	Class of shares	Equity holding 2005 %	Equity holding 2004 %
Lynx Pty Limited	Australia	Ordinary	100	100
Haempatch Pty Limited	Australia	Ordinary / Preferred	100	100

Note 20 Reconciliation of loss from ordinary activities after income tax to net cash outflow from operating activities

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Loss from ordinary activities after income tax	(4,673,208)	(4,219,967)	(4,673,208)	(4,221,818)
Depreciation and amortisation	29,116	26,955	29,116	26,955
Decrease in other operating assets	12,752	46,495	12,752	46,495
Increase in trade creditors and accruals	304,507	204,056	304,507	204,056
(Decrease)/ increase in other operating liabilities	(971)	11,466	(971)	11,466
Net outflow from operating activities	(4,327,804)	(3,930,995)	(4,327,804)	(3,932,846)

Note 21 Segment information

The company's operations during the year were predominantly in Australia. The company operates in only one market segment, that of the research and development of biopharmaceutical products for commercial sale.

Note 22 Commitments for expenditure

On 25 January 2005, the Company entered into a contract with Bresagen for services in connection with securing government grants to fund the research and development activities being undertaken by the company. The total committed future fees as at 30 June 2005 are approximately $97,945.

On 21 February 2005, the consolidated entity entered into a development agreement with CIT to conduct a toxicity study. The committed future development fee as at 30 June 2005 was $213,782. The term of this contract is such that these committed funds are expected to be paid in the next 12 months.

Note 23 Employee benefits

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Employee benefits and related on-costs liabilities				
Provision for employee benefits – current (note 10)	17,000	17,971	17,000	17,971
	Numbers		**Numbers**	
Employee numbers				
Average number of employees during the financial year	3	4	3	4

QrxPharma Pty Limited Employee Share Option Plan (ESOP)
The ESOP was established to enable QrxPharma to grant options over shares to employees and consultants of the economic entity, subject to local regulations. Under the ESOP, the Board may invite applications for options from directors, full time or part time employees and consultants of QRxPharma having regard to the employee's position, services provided by employee, record of employment or service, potential contributions and any other matters which indicate the employee's merit. The exercise price in respect of an option granted shall be the market price for a share prevailing at the time of grant unless the Board decides otherwise. Options will lapse if they are not exercised before the expiration date or if the option holder leaves the employment of QRxPharma. The Board reserves discretion to waive the latter provision.

Note 23 Employee benefits (continued)

Options granted under plan carry no dividend or voting rights. The vesting period for each option is 4 years, 25% vesting after 12 months from date of grant and the balance vesting monthly over the remaining 36 month period. When exercisable, each option is convertible into one ordinary share and entitle the holder to the same ordinary share rights as set out in Note 13.

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Issued during the year	Exercised during the year	Cancelled during the year	Balance at end of the year
			Number	Number	Number	Number	Number
Consolidated and parent entity – 2005							
19 December 2002	19 December 2012	$1.50	100,000	-	-	(60,000)	40,000
19 February 2003	19 February 2006	$0.15	40,000	-	-	-	40,000
19 February 2003	30 September 2004	$0.15	45,000		(45,000)	-	-
21 November 2003	21 November 2005	$0.15	5,000	-	-	-	5,000
1 December 2003	1 December 2006	$0.15	20,000	-	-	-	20,000
15 December 2003	15 December 2013	$0.15	50,000	-	-	-	50,000
24 February 2004	24 February 2014	$0.15	15,000	-	-	(10,000)	5,000
24 February 2004	24 February 2007	$0.15	10,000	-	-	-	10,000
24 February 2004	24 February 2014	$1.50	20,000	-	-	-	20,000
25 February 2004	24 February 2014	$0.15	5,000	-	-	-	5,000
19 May 2004	19 May 2014	$0.15	25,000	-	-	-	25,000
7 June 2004	7 June 2014	$0.15	200,000	-	(30,000)	(170,000)	-
24 June 2004	24 June 2014	$0.15	20,000	-	-	-	20,000
13 July 2004	13 July 2014	$0.15	-	50,000	-	-	50,000
14 July 2004	14 July 2014	$0.15	-	40,000	-	-	40,000
16 March 2004	16 March 2014	$0.15	-	10,000	-	-	10,000
17 August 2004	17 August 2014	$0.15	-	20,000	-	-	20,000
19 October 2004	19 October 2014	$0.15	-	100,000	-	-	100,000
18 May 2005	18 May 2015	$0.15	-	240,000	-	-	240,000
19 February 2005	19 February 2015	$0.15	-	150,000	-	-	150,000
			555,000	610,000	(75,000)	(240,000)	850,000
Consolidated and parent entity – 2004							
19 December 2002	19 December 2012	$1.50	100,000	-	-	-	100,000
19 February 2003	19 February 2006	$0.15	40,000	-	-	-	40,000
19 February 2003	30 September 2004	$0.15	45,000		-	-	45,000
21 November 2003	21 November 2005	$0.15	-	5,000	-	-	5,000
1 December 2003	1 December 2006	$0.15	-	20,000	-	-	20,000
15 December 2003	15 December 2013	$0.15	-	50,000	-	-	50,000
24 February 2004	24 February 2014	$0.15	-	15,000	-	-	15,000
24 February 2004	24 February 2007	$0.15	-	10,000	-	-	10,000
24 February 2004	24 February 2014	$1.50	-	20,000	-	-	20,000
25 February 2004	24 February 2014	$0.15	-	5,000	-	-	5,000
19 May 2004	19 May 2014	$0.15	-	25,000	-	-	25,000
7 June 2004	7 June 2014	$0.15	-	200,000	-	-	200,000
24 June 2004	24 June 2014	$0.15	-	20,000	-	-	20,000
			185,000	370,000	-	-	555,000

Note 24 Events occurring after reporting date

Since balance date, the consolidated entity has entered into a contract with an investment adviser to act as exclusive placement agent for the sale of the entity's shares to private investors. Up to $25 million is sought through this round of funding and is expected to be secured prior to December 2005. The financial effect of the above has not been brought to account at 30 June 2004.

Note 25 Impacts of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

Management have analysed all of the AIFRS and have identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. These choices have been analysed to determine the most appropriate accounting policy for the consolidated entity.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

(a) Equity based compensation benefits

Under AASB 2 *Share-based Payment*, from 1 July 2004 the group is required to recognise an expense for those options that were issued to employees under the QrxPharma Employee Option Plan after 7 November 2002 but that had not vested by 1 January 2005.

This will result in a change to the current accounting policy under which no expense is recognised for equity-based compensation. If the policy required by AASB 2 had been applied during the year ended 30 June 2005, the consolidated and parent entity accumulated losses at 30 June 2005 would have been $3,334 higher with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, the consolidated entity's employee benefits expense would have been $18,934 higher with a corresponding increase in the net movement in the share-based payment reserve.

(b) Financial instruments

The group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132, the current classification of the preference shares will change from equity to debt. The current classification of the remaining financial instruments issued by the company would not change.

Under AASB 139, investments in loans and receivables and financial liabilities classifications will remain unchanged. Measurement of these instruments will initially be at fair value with subsequent measurement at amortised cost, using the effective interest rate method.

Note 25 Impacts of adopting Australian equivalents to IFRS (continued)

This will result in a change to the current accounting policy, under which financial assets are carried at the lower of cost and recoverable amount, with changes recognised in profit or loss.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of financial assets or liabilities from the application of AIFRS during the year ended 30 June 2005. Changes in classification and measurement will be recognised from 1 July 2005.

(c) Reclassification of other income

Under AIFRS, foreign exchange gains, government grants and gains on debt defeasance are classified as other income. This is in contrast to the current Australian GAAP treatment under which such items are classified as revenue or as a deduction to expenses.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the research and development expenses and the general and administration expenses in both the consolidated entity and parent entity would have been $124,875 and $102,451 higher respectively and consolidated and parent other income would have been $227,326 higher.

Directors' declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 4 to 24 are in accordance with the *Corporations Act 2001*, including

   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

(b) having regard to the matters set out in note 1(a) to the financial statements, there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

MA Quinn
Director

Sydney
25 October 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of QrxPharma Pty Limited and controlled entities

Audit opinion

In our opinion, the financial report of QrxPharma Pty Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of QrxPharma Pty Limited and the QrxPharma Pty Limited Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Inherent uncertainty regarding continuation as a going concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(a), there is significant uncertainty whether QrxPharma Pty Limited and the QrxPharma Group will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both QrxPharma Pty Limited (the company) and the QrxPharma Pty Limited Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

PRICEWATERHOUSECOOPERS

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Sneddon

Andrew Sneddon
Partner

Sydney
25 October 2005

QrxPharma Pty Limited
ACN 102 254 151

Annual report
for the year ended 30 June 2006

QrxPharma Pty Limited ACN 102 254 151
Annual report - 30 June 2006

Contents

Directors' report

Your directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of QrxPharma Pty Limited (referred to hereafter as the company) and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Directors
The following persons were directors of QrxPharma Pty Limited during the whole of the financial year and up to the date of this report:

M A Quinn
G W Pace
M S Hirshorn
G Savage
D A Henderson
D Stack
D Creswell (Resigned 10 February 2006)

Principal activities
During the year the principal continuing activities of the Group consisted of the development and commercialisation of biopharmaceutical products based on Australian research and targeting the US market.

Dividends - QrxPharma Pty Limited
No dividends were paid or declared since the start of the financial year. Dividends on preference shares accrued in 2005 of $1,045,344 were reclassified to financial liabilities as adjustment on adoption of AASB 132 and AASB 139 at 1 July 2005.

Review of operations
The consolidated entity has made a loss from ordinary activities after income tax for the year of $3,510,503 (2005: loss of $4,797,049).

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under the review.

Matters subsequent to the end of the financial year
Management are preparing to list on the Australian Stock Exchange in April 2007. The accounts for the 6 months ended 31 December 2006 will be used as historical information in proforma accounts.

No other matter or circumstance has arisen since 30 June 2006 that has significantly affected, or may significantly affect:
(a) the Group's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the Group's state of affairs in future financial years.

Likely developments and expected results of operations
Information on likely developments in the operations of the Group and the expected results of operations have not been included in this annual report because the directors believe it would be likely to result in unreasonable prejudice to the Group.

Environmental regulation
There are no particular and significant environmental regulations under a law of the Commonwealth or of a State or Territory affecting the Group.

Share options granted to directors
No options over unissued ordinary shares of QrxPharma Pty Limited were granted during or since the end of the financial year to any of the directors of the Company and consolidated entity.

Shares under option
Unissued ordinary shares of QrxPharma Pty Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
19 December 2002	19 December 2012	$0.30	40,000
24 February 2004	24 February 2013	$0.15	3,920
24 February 2004	24 February 2014	$0.30	10,000
24 February 2004	24 February 2014	$0.15	6,875
25 February 2004	24 February 2014	$0.15	1,960
16 March 2004	16 March 2014	$0.15	10,000
19 May 2004	19 May 2014	$0.15	25,000
24 June 2004	24 June 2014	$0.15	20,000
13 July 2004	13 July 2014	$0.15	50,000
14 July 2004	14 July 2014	$0.15	40,000
17 August 2004	17 August 2014	$0.15	20,000
19 October 2004	19 October 2014	$0.15	784,248
19 February 2005	19 February 2015	$0.15	150,000
18 May 2005	18 May 2015	$0.15	240,000
21 September 2005	21 September 2015	$0.15	110,000
			1,512,003

Shares issued on the exercise of options
The following ordinary shares of QrxPharma Pty Limited were issued during the year ended 30 June 2006 on the exercise of options granted under the QrxPharma Employee Option Plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
21 November 2003	$0.15	5,000
15 December 2003	$0.15	50,000
24 February 2004	$0.15	8,125
19 October 2004	$0.15	207,096
		270,221

Insurance of officers
During the financial year, the company made, in respect of the directors and officers of the company an agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings. Insurance premiums have been paid in respect of Directors' and Officers Liability insuring against a liability arising in the United States, incurred as an officer for the costs or expenses to defend legal proceedings. The terms of that policy prohibits disclosure of the premiums paid and the extent of risks insured.

Proceedings on behalf of the company
No person has applied to the Court under section 237 of the *Corporations Act 2001* for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the *Corporations Act 2001*.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 4.

Auditor
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of directors.

M A Quinn
Director
4/04/07
Sydney
Date:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of QrxPharma Pty Limited for the year ended 30 June 2006, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of QrxPharma Pty Limited and the entities it controlled during the period.

Andrew Sneddon
Partner
PricewaterhouseCoopers

Sydney
Date: 5/4/07

QrxPharma Pty Limited ACN 102 254 151
Annual report - 30 June 2006

Contents

This financial report covers both QrxPharma Pty Limited as an individual entity and the consolidated entity consisting of QrxPharma Pty Limited and its subsidiaries. The financial report is presented in the Australian currency.

QrxPharma Pty Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

QrxPharma Pty Limited
Suite 401, 35 Lime St
Sydney NSW 2000.

A description of the nature of the Group's operations and its principal activities is included in the directors' report on pages 1-3, which is not part of this financial report.

QrxPharma Pty Limited
Income statements
For the year ended 30 June 2006

		Consolidated		Parent	
	Notes	2006 $	2005 $	2006 $	2005 $
Revenue from continuing operations	5	18,362	72,287	18,362	72,287
Research and development	6	(1,060,320)	(3,422,847)	(1,060,320)	(3,422,847)
Marketing		(178,837)	(617,841)	(178,837)	(617,841)
General and administration		(595,059)	(745,781)	(595,059)	(745,781)
Finance costs	6	(1,694,649)	(82,867)	(1,694,649)	(82,867)
Loss before income tax		(3,510,503)	(4,797,049)	(3,510,503)	(4,797,049)
Income tax expense	7	-	-	-	-
Loss for the year		(3,510,503)	(4,797,049)	(3,510,503)	(4,797,049)

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
ASSETS					
Current assets					
Cash and cash equivalents	8	248,711	1,412,133	248,711	1,412,133
Total current assets		248,711	1,412,133	248,711	1,412,133
Non-current assets					
Other financial assets	9	-	-	-	-
Property, plant and equipment	10	18,342	48,330	18,342	48,330
Total non-current assets		18,342	48,330	18,342	48,330
Total assets		267,053	1,460,463	267,053	1,460,463
LIABILITIES					
Current liabilities					
Trade and other payables	11	599,488	765,346	627,188	793,046
Borrowings	12	3,195,563	2,222,192	3,195,563	2,222,192
Total current liabilities		3,795,051	2,987,538	3,822,751	3,015,238
Non-current liabilities					
Borrowings	13	13,574,115	-	13,574,115	-
Provisions	14	-	2,244,891	-	2,244,891
Total non-current liabilities		13,574,115	2,244,891	13,574,115	2,244,891
Total liabilities		17,369,166	5,232,429	17,396,866	5,260,129
Net liabilities		(17,102,113)	(3,771,966)	(17,129,813)	(3,799,666)
EQUITY					
Contributed equity	15	669,968	10,527,652	669,968	10,527,652
Reserves	16(a)	161,881	123,841	161,881	123,841
Accumulated losses	16(b)	(17,933,962)	(14,423,459)	(17,961,662)	(14,451,159)
		(17,102,113)	(3,771,966)	(17,129,813)	(3,799,666)
Total deficiency in capital		(17,102,113)	(3,771,966)	(17,129,813)	(3,799,666)

The above balance sheets should be read in conjunction with the accompanying notes.

		Consolidated		Parent	
		2006	2005	2006	2005
	Notes	$	$	$	$
Total equity / (deficiency in capital) at the beginning of the financial year		(3,771,966)	1,988,205	(3,799,666)	1,960,505
Adjustment on adoption of AASB 132 and AASB 139 to:					
Preference shares	13	(9,898,217)	-	(9,898,217)	-
Restated equity / (deficiency in capital) at the beginning of the financial year		(13,670,183)	1,988,205	(13,697,883)	1,960,505
Loss for the year		(3,510,503)	(4,797,049)	(3,510,503)	(4,797,049)
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	15	40,533	(41,619)	40,533	(41,619)
Employee share options	16	38,040	123,841	38,040	123,841
Dividends		-	(1,045,344)	-	(1,045,344)
		78,573	(963,122)	78,573	(963,122)
Total deficiency in capital at the end of the financial year		(17,102,113)	(3,771,966)	(17,129,813)	(3,799,666)

The above statements of changes in equity should be read in conjunction with the accompanying notes.

		Consolidated		Parent	
		2006	2005	2006	2005
	Notes	$	$	$	$
Cash flows from operating activities					
Payments to suppliers and employees (inclusive of goods and services tax)		(1,901,124)	(4,637,169)	(1,901,124)	(4,637,169)
Interest received		18,362	72,287	18,362	72,287
R&D grant received		43,060	227,326	43,060	227,326
GST tax refund		-	9,752	-	9,752
Net cash outflow from operating activities	21	(1,839,702)	(4,327,804)	(1,839,702)	(4,327,804)
Cash flows from investing activities					
Payments for property, plant and equipment		-	(12,025)	-	(12,025)
Net cash outflow from investing activities		-	(12,025)	-	(12,025)
Cash flows from financing activities					
Proceeds from borrowings		635,747	2,139,325	635,747	2,139,325
Proceeds from issues of shares		40,533	11,250	40,533	11,250
Share issue transaction costs		-	(52,869)	-	(52,869)
Net cash inflow from financing activities		676,280	2,097,706	676,280	2,097,706
Net increase (decrease) in cash and cash equivalents		(1,163,422)	(2,242,123)	(1,163,422)	(2,242,123)
Cash and cash equivalents at the beginning of the financial year		1,412,133	3,654,256	1,412,133	3,654,256
Cash and cash equivalents at end of year	8	248,711	1,412,133	248,711	1,412,133

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for QrxPharma Pty Limited as an individual entity and the consolidated entity consisting of QrxPharma Pty Limited and its subsidiaries.

(a) Going concern

The Group has continued to experience operating losses of $3,510,503 and operating cash outflows of $1,839,702 during the year ended 30 June 2006 as the Group continues to focus on the achievement of key milestones set out in the funding of its R&D program and operating plan. As of the balance date, the Group had a deficiency in capital of $17,102,113 and cash balances of $248,711. The continuing viability of the company and its controlled entities and their ability to continue as a going concern and meet their debts and commitments as they fall due is dependent upon:

(i) the Group being successful in negotiating and obtaining additional funding, including securing equity financing and government research and development grants based on continued achievement of key milestones in the R&D program; and

(ii) the Group successfully implementing its business strategy and operating plan.

The Group's short operating history and reliance on future funding and successfully executing its business strategy result in there being significant uncertainty whether the Group will continue as a going concern and, therefore, whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

As at the date of this report, however, the Group has received a draft underwriting agreement and is proceeding towards a listing on the Australian Stock Exchange. Up to $50 million plus oversubscription is sought through this round of funding. Hence the directors believe that the Group will be successful in the above matters, and accordingly, have prepared the financial report on a going concern basis. The directors regularly monitor the Group's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the Group to meet its business objectives.

At this time, the directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the financial report at 30 June 2006. No adjustments have been made to the financial report relating to recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

(b) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRSs
Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of QrxPharma Pty Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure.*

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first QrxPharma Pty Limited financial statements prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements

Financial statements of QrxPharma Pty Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing QrxPharma Pty Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's capital deficiency and its net loss are given in note 24.

1 Summary of significant accounting policies (continued)

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(c) Principles of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of QrxPharma Pty Limited ("company" or "parent entity") as at 30 June 2006 and the results of all subsidiaries for the year then ended. QrxPharma Pty Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d) Foreign currency translation

(i) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit and loss for the year.

(e) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Tax consolidation legislation

1 Summary of significant accounting policies (continued)

QrxPharma Pty Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

The head entity, QrxPharma Pty Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

(f) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(g) Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(h) Grant income

Grant income is recognised during the year in which the income is received and is disclosed in the results for the period against related R&D expenditure incurred last year.

(i) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(j) Property, plant and equipment

Depreciation on plant and equipment is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Plant and equipment	4 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(g)).

(k) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(l) Borrowings

Non-redeemable preference shares are classified as liabilities. The accrued liabilities on preference shares are recognised in the income statement as interest expense.

1 Summary of significant accounting policies (continued)

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Convertible notes and accrued interest are recognised as a liability. The liability is included in borrowings until the conversion or maturity of the notes.

(m) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include interest paid or payable on convertible notes.

(n) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above.

(iii) Share-based payments
Share-based compensation benefits are provided to employees via the QrxPharma Employee Share Option Plan and an employee share scheme. Information relating to these schemes is set out in note 22.

Shares and options granted after 7 November 2002 and vested after 1 January 2005
The fair value of options granted under the QrxPharma Employee Share Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital and the proceeds received, net of any directly attributable transaction costs, are credited to share capital.

Under the employee share scheme, shares issued to employees for no cash consideration vest immediately on grant date. On this date, the market value of the shares issued is recognised as an employee benefits expense with a corresponding increase in equity.

(o) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

1 Summary of significant accounting policies (continued)

(i) AASB 7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. AASB 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces AASB 130 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and the disclosure requirements in IAS 32 Financial Instruments: Disclosure and Presentation. It is applicable to all reporting entities. The amendment to AASB 101 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of AASB 7 and the amendment to AASB 101 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of AASB 101. The Group will apply the standards from annual reporting periods beginning 1 June 2007.

(ii) UIG 9 *Reassessment of Embedded Derivatives*
UIG 9 is effective for annual reporting periods beginning on or after 1 June 2006. It requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, UIG 9 is not relevant to the Group's operations.

(iii) Revised AASB 101 *Presentation of Financial Statements*
A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standard early. Application of the revised standard will not have any impact on the Group's financial statements.

2 Financial risk management

(a) Credit risk exposures
The credit risk on financial assets of the Group which have been recognised on the balance sheet, other than investment in shares, is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest rate risk exposures
The Group's exposure to interest rate risk predominately arises from assets and liabilities bearing variable interest rates as the company intends to hold fixed rate assets and liabilities to maturity or to a time when the assets and liabilities are converted at the option of the holder.

3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Research and development expenditure

The Group has expensed all research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits are not considered probable. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138.

4 Segment information

The Group's operations during the year were predominantly in Australia. The Group operates in only one market segment, that of the research and development of biopharmaceutical products for commercial sale.

5 Revenue

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
From continuing operations				
Interest	18,362	72,287	18,362	72,287
Revenue from ordinary activities	18,362	72,287	18,362	72,287

6 Expenses

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Loss before income tax includes the following specific expenses:				
Depreciation				
Plant and equipment	29,988	26,955	29,988	26,955
Net foreign exchange loss	7,289	33,814	7,289	33,814
Finance costs				
Interest payable on convertible notes	262,113	82,867	262,113	82,867
Interest payable on preference shares	1,431,007	-	1,431,007	-
Other finance expense	1,529	-	1,529	-
	1,694,649	82,867	1,694,649	82,867

6 Expenses (continued)

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Employee benefit expense	351,312	1,109,832	351,312	1,109,832
Research and development				
Research and development expensed	1,103,380	3,547,722	1,103,380	3,547,722
Research and development grant	(43,060)	(124,875)	(43,060)	(124,875)
	1,060,320	3,422,847	1,060,320	3,422,847

7 Income tax expense

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
(a) Numerical reconciliation of income tax expense to prima facie tax payable				
Loss from continuing operations before income tax expense	(3,510,503)	(4,797,049)	(3,510,503)	(4,797,049)
Tax at the Australian tax rate of 30% (2005 - 30%)	(1,053,151)	(1,439,115)	(1,053,151)	(1,439,115)
Tax effect of amounts which are not deductible in calculating taxable income:				
Share-based payments	11,412	37,152	11,412	37,152
Interest payable on preference shares	429,302	-	429,302	-
	(612,437)	(1,401,963)	(612,437)	(1,401,963)
Benefit of tax losses not recognised	612,437	1,401,963	612,437	1,401,963
Total income tax expense	-	-	-	-

(b) Tax losses

	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Unused tax losses for which no deferred tax asset has been recognised	15,478,364	13,436,907	15,478,364	13,436,907
Potential tax benefit @ 30%	4,643,509	4,031,072	4,643,509	4,031,072

The benefit for tax losses will only be obtained if:

(i) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation, and
(iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deduction for the losses.

(c) Tax consolidation legislation

QrxPharma Pty Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 7 December 2002. The accounting policy in relation to this legislation is set out in note 1(e).

8 Current assets - Cash and cash equivalents

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Cash at bank and in hand	248,711	1,412,133	248,711	1,412,133

The weighted average interest rate was 4.25% (2005: 5.10%)

9 Non-current assets - Other financial assets

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Shares in subsidiaries (note 20)	-	-	500,750	500,750
Less provision for write down to recoverable amount	-	-	(500,750)	(500,750)
	-	-	-	-

10 Non-current assets - Property, plant and equipment

Consolidated	Plant and equipment $
At 1 July 2004	
Cost	97,252
Accumulated depreciation	(31,831)
Net book amount	65,421
Year ended 30 June 2005	
Opening net book amount	65,421
Additions	12,025
Depreciation charge	(29,116)
Closing net book amount	48,330
At 30 June 2005	
Cost	109,277
Accumulated depreciation	(60,947)
Net book amount	48,330
Year ended 30 June 2006	
Opening net book amount	48,330
Depreciation charge	(29,988)
Closing net book amount	18,342
At 30 June 2006	
Cost	109,277
Accumulated depreciation	(90,935)
Net book amount	18,342

10 Non-current assets - Property, plant and equipment (continued)

Parent	Plant and equipment $
At 1 July 2004	
Cost	97,252
Accumulated depreciation	(31,831)
Net book amount	65,421
Year ended 30 June 2005	
Opening net book amount	65,421
Additions	12,025
Depreciation charge	(29,116)
Closing net book amount	48,330
At 30 June 2005	
Cost	109,277
Accumulated depreciation	(60,947)
Net book amount	48,330
Year ended 30 June 2006	
Opening net book amount	48,330
Depreciation charge	(29,988)
Closing net book amount	18,342
At 30 June 2006	
Cost	109,277
Accumulated depreciation	(90,935)
Net book amount	18,342

11 Current liabilities - Trade and other payables

	Consolidated		Parent	
	2006 $	2005 $	**2006 $**	2005 $
Trade payables	**398,727**	587,366	**398,727**	587,366
Amounts due to associates	**-**	-	**27,700**	27,700
Accrued expenses	**193,887**	140,808	**193,887**	140,808
Other payables	**6,874**	37,172	**6,874**	37,172
	599,488	765,346	**627,188**	793,046

12 Current liabilities - Borrowings

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Secured				
Convertible notes Series A	2,750,333	2,139,325	2,750,333	2,139,325
Convertible notes Series B	275,072	-	275,072	-
Accrued interest on convertible notes	94,647	82,867	94,647	82,867
Warrant liability	75,511	-	75,511	-
Total secured current borrowings	3,195,563	2,222,192	3,195,563	2,222,192

Convertible notes - Series A

The parent entity issued $2,500,000 by way of convertible notes in three tranches. The notes are convertible into Series B preference shares at the option of the holder, or mandatorily on occurrence of qualified financing, being the raising of greater than $15 million of funds. The conversion price of each convertible note is to be determined by the issue price of the Series B preference shares.

The notes mature on 31 December 2006 and have been rolled-over to be payable by 30 April 2007. The roll-over has been approved by the note holders.

Interest accrues daily at a rate of 10% per annum on the Principal Amount. Any unpaid interest will be capitalised annually into the underlying note balance. The unpaid interest will be convertible into Series B preference shares.

Convertible notes - Series B

The parent entity issued $1,745,000 by way of convertible notes in four tranches, the first being called on 30 June 2006. The notes are convertible into Series A preference shares at the option of the holder at a conversion price of $0.50. In the event a Qualified Financing, being the raising of greater than $5,000,000 funds occurs the notes are convertible into Qualified Financing shares, the conversion price at 80% of the Qualified Financing Issue price and in the event a Qualified Merger occurs, involving at least $20,000,000 of funding by way of equity or securities in the Company, the notes are converted into ordinary shares at $0.50.

The notes were repayable on 15 December 2006 but have been rolled over to 30 April 2007, consistent with the convertible note series A.

Interest accrues daily at a rate of 20% per annum on the Principal Amount (or that proportion of the Principal Amount that has been advanced). Any unpaid interest is capitalised monthly into the underlying note balance.

The warrants attached to the convertible notes has been recognised at fair value through profit or loss.

13 Non-current liabilities - Borrowings

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Unsecured				
Preference shares Series A	12,782,281	-	12,782,281	-
Interest payable on preference shares	791,834	-	791,834	-
Total unsecured non-current borrowings	13,574,115	-	13,574,115	-

The balance represents 10,249,142 fully paid cumulative convertible preference shares less transaction costs. The shares are convertible at $1 per share or a price in accordance with the terms included in the Shareholders Deed dated 6 December 2002.

Convertible preference shares entitle the holder to have priority over ordinary shareholders upon liquidation of the company or in the event of an initial public offering, and each preferred shareholder maintains the right to receive cumulative dividends if the company declares and pays discretionary dividends in respect of ordinary shares. Each Series A Preferred Share carries a right to receive, out of funds legally available for the payment of dividends, cumulative dividends at an annual rate equal to 10% of the Issue Price, which will accrue on a daily basis (from the date of issuance of such share, whether or not declared. Accrued and unpaid dividends will compound on an annual basis calculated on each anniversary of the date of issue. Upon liquidation of the company, preferred shareholders are entitled to a liquidation preference equal to 10% of the issue price per annum plus all accrued but unpaid dividends (refer to note 14).

Each Series A Preferred Share carries the right to receive any document or information an Ordinary Share carries the right to receive, and has the same right to attend and speak at the general meeting of the company and the same number of votes as if each preferred share were converted into Ordinary Shares, as per terms included in the shareholder deed dated 6 December 2002.

There were no movements in preference shares during years ended 30 June 2006 and 30 June 2005.

14 Non-current liabilities - Provisions

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Dividend accrued on series A preferred shares	-	2,244,891	-	2,244,891

Dividends accrued on preference shares were reclassified to interest non-current borrowings as adjustment on adoption of AASB 132 and AASB 139 at 1 July 2005 (refer to note 13 and note 24).

15 Contributed equity

	Parent 2006 Shares	Parent 2005 Shares	Parent 2006 $	Parent 2005 $
(a) Share capital				
Ordinary shares - fully paid	7,588,721	7,318,500	669,968	629,435
Preference shares Series A - fully paid	-	10,249,142	-	9,898,217
	7,588,721	17,567,642	669,968	10,527,652

(b) Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$
1 July 2004	Opening balance	7,253,500		672,554
12 September 2004	Exercise of 2003 options	20,000	$0.15	3,000
22 September 2004	Exercise of 2003 options	10,000	$0.15	1,500
29 September 2004	Exercise of 2003 options	5,000	$0.15	750
30 March 2005	Exercise of 2004 options	30,000	$0.15	4,500
	Less: Transaction costs arising on share issue			(52,869)
30 June 2005	Balance	7,318,500		629,435
1 July 2005	Opening balance	7,318,500		629,435
6 September 2005	Exercise of 2003 options	5,000	$0.15	750
10 May 2006	Exercise of 2004 options	8,125	$0.15	1,219
18 June 2006	Exercise of 2003 options	50,000	$0.15	7,500
18 June 2006	Exercise of 2004 options	207,096	$0.15	31,064
30 June 2006	Balance	7,588,721		669,968

(c) Ordinary shares

Each ordinary shareholder maintains, when present in person or by proxy or by attorney at any general meeting of the company, the right to cast one vote for each ordinary share held (subject to any agreement between the company and a member affecting the voting rights attaching to any share).

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held, subsequent to the satisfaction of preferred shareholder rights as included in the shareholder deed dated 6 December 2002. (refer to note 13).

(d) Preference shares Series A

Preference shares Series A were reclassified to non-current borrowings as adjustment on adoption of AASB 132 and AASB 139 at 1 July 2005 (refer to note 13 and note 24).

15 Contributed equity (continued)

(e) Options

Each option granted to founding shareholders on 19 September 2002 was exercisable immediately on issue. Upon exercising, each option is convertible into one ordinary share and entitles the holder to the same ordinary share rights as noted above.

Information relating to the QrxPharma Employee Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 22.

16 Reserves and accumulated losses

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
(a) Reserves				
Exercised share options reserve	27,426	4,131	27,426	4,131
Share-based payments reserve	134,455	119,710	134,455	119,710
	161,881	123,841	161,881	123,841

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Movements:				
Exercised share options reserve				
Balance 1 July	4,131	-	4,131	-
Transfer from share-based payments reserve (options exercised)	23,295	4,131	23,295	4,131
Balance 30 June	27,426	4,131	27,426	4,131
Share-based payments reserve				
Balance 1 July	119,710	-	119,710	-
Option expense	38,040	123,841	38,040	123,841
Transfer to exercised share options reserve	(23,295)	(4,131)	(23,295)	(4,131)
Balance 30 June	134,455	119,710	134,455	119,710

These reserves are not distributable.

(b) Accumulated losses

Movements in accumulated losses were as follows:

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Opening accumulated losses	(14,423,459)	(8,581,066)	(14,451,159)	(8,608,766)
Loss for the year	(3,510,503)	(4,797,049)	(3,510,503)	(4,797,049)
Dividends	-	(1,045,344)	-	(1,045,344)
Balance 30 June	(17,933,962)	(14,423,459)	(17,961,662)	(14,451,159)

17 Key management personnel disclosures

(a) Directors

The following persons were directors of QrxPharma Pty Limited during the financial year:

M A Quinn
G W Pace
M S Hirshorn
G Savage
D A Henderson
D Stack
R Creswell (resigned 10 February 2006)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*
Nicholas Harvey	Chief Financial Officer
Felix de la Iglesia	Chief Technical Officer

(c) Key management personnel compensation

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Short-term employee benefits	329,110	376,547	329,110	376,547
Post-employment benefits	-	-	-	-
Share-based payments	20,117	80,919	20,117	80,919
	349,227	457,466	349,227	457,466

18 Remuneration of auditors

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
(a) Assurance services				
Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	15,000	16,000	15,000	16,000
Total remuneration for audit services	15,000	16,000	15,000	16,000
Other assurance services				
PricewaterhouseCoopers Australian firm				
Preparation of financial statements	-	6,000	-	6,000
IFRS accounting services	-	2,000	-	2,000
Total remuneration for other assurance services	-	8,000	-	8,000
Total remuneration for assurance services	15,000	24,000	15,000	24,000
(b) Taxation services				
PricewaterhouseCoopers Australian firm				
Tax compliance and consulting services, including preparation of company income tax returns	-	43,400	-	43,400
Total remuneration for taxation services	-	43,400	-	43,400
	15,000	67,400	15,000	67,400

19 Related party transactions

(a) Directors

The names of persons who were directors of the company at any time during the financial year are set out in note 17.

(b) Subsidiaries

Interests in subsidiaries are set out in note 20.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 17.

(d) Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Expenses	362,539	421,182	362,539	421,182

During the year, the company directly engaged and contracted the services of certain shareholders in relation to the ongoing normal course of business operations. The total amount paid to shareholders for contracted services rendered during the year amounted to $362,532 (2005: $421,182).

(e) Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Current payable				
Subsidiaries	-	-	27,700	27,700
Balances in relation to related parties	135,960	142,144	135,960	142,144

20 Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(c):

Name of entity	Country of incorporation	Class of shares	Equity holding 2006 %	Equity holding 2005 %
Lynx Pty Limited	Australia	Ordinary	100	100
Haempatch	Australia	Ordinary / Preference	100	100

21 Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Loss for the year	(3,510,503)	(4,797,049)	(3,510,503)	(4,797,049)
Depreciation and amortisation	29,988	29,116	29,988	29,116
Non-cash employee benefits expense - share-based payments	38,040	123,841	38,040	123,841
Change in operating assets and liabilities				
Decrease in other operating assets	-	12,752	-	12,752
(Decrease) / increase in trade creditors and accruals	(188,639)	304,507	(188,639)	304,507
Increase / (decrease) in other operating liabilities	1,791,412	(971)	1,791,412	(971)
Net cash outflow from operating activities	(1,839,702)	(4,327,804)	(1,839,702)	(4,327,804)

22 Share-based payments

(a) QrxPharma Pty Limited Employee Share Option Plan (ESOP)

The ESOP was established to enable QrxPharma to grant options over shares to employees and consultants of the economic entity, subject to local regulations. Under the ESOP, the Board may invite applications for options from directors, full time or part time employees and consultants of QrxPharma having regard to the employee's position, services provided by the employees, recorded employment or service, potential contributions and any other matters which indicate the employee's merit. The exercise price in respect of an option granted shall be the market price for a share prevailing at the time of grant unless the Board decides otherwise. Options will lapse if they are not exercised before the expiration date or if the option holder leaves the employment of QrxPharma. The Board reserves discretion to waiver the latter provisions.

Options granted under the plan carry no dividend or voting rights. The vesting period for each option is 4 years, or as varied by the Board, 25% vesting after 12 months from the date of grant and the balance vesting monthly over the remaining 36 month period. When exercisable, each option is convertible into one ordinary share and entitles the holder to the same ordinary share rights as set out in note 15.

Set out below are summaries of options granted under the plan:

Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Cancelled during the year Number	Balance at end of the year Number
Consolidated and parent - 2006							
19 December 2002	19 December 2012	$0.30	40,000	-	-	-	40,000
19 February 2003	19 February 2008	$0.15	40,000	-	-	-	40,000
21 November 2003	21 November 2005	$0.15	5,000	-	(5,000)	-	-
1 December 2003	1 December 2006	$0.15	20,000	-	-	-	20,000
15 December 2003	15 December 2013	$0.15	50,000	-	(50,000)	-	-
24 February 2004	24 February 2013	$0.15	10,000	-	-	-	10,000
24 February 2004	24 February 2014	$0.30	10,000	-	-	-	10,000
24 February 2004	24 February 2014	$0.15	15,000	-	(8,125)	-	6,875
25 February 2004	24 February 2014	$0.15	5,000	-	-	-	5,000
16 March 2004	16 March 2014	$0.15	10,000	-	-	-	10,000
19 May 2004	19 May 2014	$0.15	25,000	-	-	-	25,000
24 June 2004	24 June 2014	$0.15	20,000	-	-	-	20,000
13 July 2004	13 July 2014	$0.15	50,000	-	-	-	50,000
14 July 2004	14 July 2014	$0.15	40,000	-	-	-	40,000
17 August 2004	17 August 2014	$0.15	20,000	-	-	-	20,000
19 October 2004	19 October 2014	$0.15	1,041,344	-	(207,096)	(50,000)	784,248
19 February 2005	19 February 2015	$0.15	150,000	-	-	-	150,000
18 May 2005	18 May 2015	$0.15	240,000	-	-	-	240,000
21 September 2005	21 September 2015	$0.15	110,000	-	-	-	110,000
Total			1,901,344	-	(270,221)	(50,000)	1,581,123

22 Share-based payments (continued)

Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Cancelled during the year Number	Balance at end of the year Number
Consolidated and parent - 2005							
19 December 2002	19 December 2012	$1.50	60,000	-	-	(60,000)	-
19 December 2002	19 December 2012	$0.30	40,000	-	-	-	40,000
19 February 2003	30 September 2004	$0.15	45,000	-	(45,000)	-	-
19 February 2003	19 February 2006	$0.15	40,000	-	-	-	40,000
21 November 2003	21 November 2005	$0.15	5,000	-	-	-	5,000
1 December 2003	1 December 2006	$0.15	20,000	-	-	-	20,000
15 December 2003	15 December 2013	$0.15	50,000	-	-	-	50,000
24 February 2004	24 February 2013	$0.15	10,000	-	-	-	10,000
24 February 2004	24 February 2014	$1.50	10,000	-	-	(10,000)	-
24 February 2004	24 February 2014	$0.30	10,000	-	-	-	10,000
24 February 2004	24 February 2014	$0.15	15,000	-	-	-	15,000
25 February 2004	24 February 2014	$0.15	5,000	-	-	-	5,000
16 March 2004	16 March 2014	$0.15	10,000	-	-	-	10,000
19 May 2004	19 May 2014	$0.15	25,000	-	-	-	25,000
7 June 2004	7 June 2014	$0.15	200,000	-	(30,000)	(170,000)	-
24 June 2004	24 June 2014	$0.15	20,000	-	-	-	20,000
13 July 2004	13 July 2014	$0.15	-	50,000	-	-	50,000
14 July 2004	14 July 2014	$0.15	-	40,000	-	-	40,000
17 August 2004	17 August 2014	$0.15	-	20,000	-	-	20,000
19 October 2004	19 October 2014	$0.15	-	1,041,344	-	-	1,041,344
19 February 2005	19 February 2015	$0.15	-	150,000	-	-	150,000
18 May 2005	18 May 2015	$0.15	-	240,000	-	-	240,000
Total			565,000	1,541,344	(75,000)	(240,000)	1,791,344

23 Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

The adoption of AIFRSs has not resulted in any material adjustments to the company's and consolidated entity's financial statements at the date of transition to AIFRS.

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Consolidated			Parent		
	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS						
Current assets						
Cash and cash equivalents	1,412,133	-	1,412,133	1,412,133	-	1,412,133
Total current assets	1,412,133	-	1,412,133	1,412,133	-	1,412,133
Non-current assets						
Property, plant and equipment	48,330	-	48,330	48,330	-	48,330
Total non-current assets	48,330	-	48,330	48,330	-	48,330
Total assets	1,460,463	-	1,460,463	1,460,463	-	1,460,463
LIABILITIES						
Current liabilities						
Trade and other payables	848,213	(82,867)	765,346	875,913	(82,867)	793,046
Borrowings	2,139,325	82,867	2,222,192	2,139,325	82,867	2,222,192
Total current liabilities	2,987,538	-	2,987,538	3,015,238	-	3,015,238
Non-current liabilities						
Provisions	2,244,891	-	2,244,891	2,244,891	-	2,244,891
Total non-current liabilities	2,244,891	-	2,244,891	2,244,891	-	2,244,891
Total liabilities	5,232,429	-	5,232,429	5,260,129	-	5,260,129
Net liabilities	(3,771,966)	-	(3,771,966)	(3,799,666)	-	(3,799,666)
EQUITY						
Contributed equity	10,527,652	-	10,527,652	10,527,652	-	10,527,652
Reserves	-	123,841	123,841	-	123,841	123,841
Accumulated losses	(14,299,618)	(123,841)	(14,423,459)	(14,327,318)	(123,841)	(14,451,159)
Total deficiency in capital	(3,771,966)	-	(3,771,966)	(3,799,666)	-	(3,799,666)

23 Explanation of transition to Australian equivalents to IFRSs (continued)

(2) Reconciliation of profit for the year ended 30 June 2005

	Consolidated			Parent		
	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue	72,287	-	72,287	72,287	-	72,287
Research and development	(3,422,847)	-	(3,422,847)	(3,422,847)	-	(3,422,847)
Marketing	(617,841)	-	(617,841)	(617,841)	-	(617,841)
General and administration (note 4(a))	(621,940)	(123,841)	(745,781)	(621,940)	(123,841)	(745,781)
Finance costs	(82,867)	-	(82,867)	(82,867)	-	(82,867)
Loss before income tax	(4,673,208)	(123,841)	(4,797,049)	(4,673,208)	(123,841)	(4,797,049)
Income tax expense	-	-	-	-	-	-
Loss for the year	(4,673,208)	(123,841)	(4,797,049)	(4,673,208)	(123,841)	(4,797,049)

(3) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees under the QrxPharma Employee Share Option Plan after 7 November 2002 but that had not vested by 1 January 2005. The effect of this is:

(i) At 1 July 2004
No impact.

(ii) At 30 June 2005
For the Group there has been an increase in accumulated losses of $123,841 and a corresponding increase in reserves. The effect is the same for the parent entity.

(b) Financial instruments

The Series A preference shares meet the definition of a liability under AASB 132 as each carries a right to receive, out of funds legally available for the payment of dividends and cumulative dividends, whether or not declared. Upon conversion of a Series A Preferred Share, the company will pay any accrued but unpaid dividends in respect of that Series A Preferred Share. If the company does not have sufficient funds available for distribution at the time of conversion to pay those dividends, then unless the conversion is the result of an Automatic Conversion, the former holder of that Series A Preferred Share continues to have the right to receive those dividends until those dividends are paid in full.

The company has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005.

Refer to section 5 of this note and note 1 for further details.

23 Explanation of transition to Australian equivalents to IFRSs (continued)

(5) Adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*: 1 July 2005

	Consolidated			Parent		
	30 June 2005 $	Adjustment $	1 July 2005 $	30 June 2005 $	Adjustment $	1 July 2005 $
ASSETS						
Current assets						
Cash and cash equivalents	1,412,133	-	1,412,133	1,412,133	-	1,412,133
Total current assets	1,412,133	-	1,412,133	1,412,133	-	1,412,133
Non-current assets						
Property, plant and equipment	48,330	-	48,330	48,330	-	48,330
Total non-current assets	48,330	-	48,330	48,330	-	48,330
Total assets	1,460,463	-	1,460,463	1,460,463	-	1,460,463
LIABILITIES						
Current liabilities						
Trade and other payables	765,346	-	765,346	793,046	-	793,046
Borrowings	2,222,192	-	2,222,192	2,222,192	-	2,222,192
Total current liabilities	2,987,538	-	2,987,538	3,015,238	-	3,015,238
Non-current liabilities						
Borrowings	-	12,143,108	12,143,108	-	12,143,108	12,143,108
Provisions	2,244,891	(2,244,891)	-	2,244,891	(2,244,891)	-
Total non-current liabilities	2,244,891	9,898,217	12,143,108	2,244,891	9,898,217	12,143,108
Total liabilities	5,232,429	9,898,217	15,130,646	5,260,129	9,898,217	15,158,346
Net liabilities	(3,771,966)	(9,898,217)	(13,670,183)	(3,799,666)	(9,898,217)	(13,697,883)
EQUITY						
Contributed equity	10,527,652	(9,898,217)	629,435	10,527,652	(9,898,217)	629,435
Reserves	123,841	-	123,841	123,841	-	123,841
Accumulated losses	(14,423,459)	-	(14,423,459)	(14,451,159)	-	(14,451,159)
Total deficiency in capital	(3,771,966)	(9,898,217)	(13,670,183)	(3,799,666)	(9,898,217)	(13,697,883)

In the directors' opinion:

(a) the financial statements and notes set out on pages 5 to 33 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance, as represented by the results of its operations, changes in equity and its cash flows, for the financial year ended on that date; and

(b) having regard to the matters set out in note 1(a) to the financial statements, there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

M A Quinn
Director

4/04/07

Sydney
Date:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of QrxPharma Pty Limited

Audit opinion

In our opinion the financial report of QrxPharma Pty Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of QrxPharma Pty Limited and the QrxPharma Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Inherent uncertainty regarding continuation as a going concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the mattes described in note 1(a), there is significant uncertainty whether QrxPharma Pty Limited and QrxPharma Group will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both QrxPharma Pty Limited (the company) and the QrxPharma Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows.

Independent audit report to the members of QrxPharma Pty Limited (continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Andrew Sneddon
Partner

Sydney
Date: 5/4/07

Liability limited by a scheme approved under Professional Standards Legislation

QrxPharma Pty Limited

ACN 102 254 151

Financial report for the 6 month period ended 31 December 2006

QrxPharma Pty Limited ACN 102 254 151
Financial report - 6 month period ended 31 December 2006

Contents

Directors' report

Your directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of QrxPharmaPty Limited (referred to hereafter as the company) and the entities it controlled at the end of, or during, the 6 month period ended 31 December 2006.

Directors
The following persons were directors of QrxPharma Pty Limited during the reporting period and up to the date of this report:

M A Quinn
G W Pace
M S Hirshorn
G Savage
D A Henderson
D Stack

Principal activities
During the year the principal continuing activities of the Group consisted of the development and commercialisation of biopharmaceutical products based on Australian research and targeting the US market.

Dividends - QrxPharma Pty Limited
No dividends were paid or declared since the start of the financial year.

Review of operations
The consolidated entity has made a loss from ordinary activities after income tax for the 6 months ended 31 December 2006 of $2,672,983 (12 months ended 30 June 2006: loss of $3,510,503).

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under the review.

Matters subsequent to the end of the financial year
Management are preparing to list on the Australian Stock Exchange in April 2007. The accounts for the 6 months ended 31 December 2006 will be used as historical information in proforma accounts.

No other matter or circumstance has arisen since 31 December 2006 that has significantly affected, or may significantly affect:
(a) the Group's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the Group's state of affairs in future financial years.

Likely developments and expected results of operations
Information on likely developments in the operations of the Group and the expected results of operations have not been included in this annual report because the directors believe it would be likely to result in unreasonable prejudice to the Group.

Environmental regulation
There are no particular and significant environmental regulations under a law of the Commonwealth or of a State or Territory affecting the Group.

Share options granted to directors
No options over unissued ordinary shares of QrxPharma Pty Limited were granted during or since the end of the reporting period to any of the directors of the company and the Group.

Shares under option
Unissued ordinary shares of QrxPharma Pty Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
19 December 2002	19 December 2012	$0.30	40,000
24 February 2004	24 February 2013	$0.15	3,920
24 February 2004	24 February 2014	$0.30	10,000
24 February 2004	24 February 2014	$0.15	6,875
25 February 2004	24 February 2014	$0.15	1,960
16 March 2004	16 March 2014	$0.15	10,000
19 May 2004	19 May 2014	$0.15	25,000
24 June 2004	24 June 2014	$0.15	20,000
13 July 2004	13 July 2014	$0.15	50,000
14 July 2004	14 July 2014	$0.15	40,000
17 August 2004	17 August 2014	$0.15	20,000
19 October 2004	19 October 2014	$0.15	784,248
19 February 2005	19 February 2015	$0.15	150,000
18 May 2005	18 May 2015	$0.15	240,000
21 September 2005	21 September 2015	$0.15	110,000
			1,512,003

Shares issued on the exercise of options
The following ordinary shares of QrxPharma Pty Limited were issued during the year ended 31 December 2006 on the exercise of options granted under the QrxPharma Employee Option Plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
24 February 2004	$0.15	6,080
25 February 2004	$0.15	3,040
		9,120

Insurance of officers
During the financial year, the company made, in respect of the directors and officers of the company an agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings. Insurance premiums have been paid in respect of Directors' and Officers Liability insuring against a liability arising in the United States, incurred as an officer for the costs or expenses to defend legal proceedings. The terms of that policy prohibits disclosure of the premiums paid and the extent of risks insured.

Proceedings on behalf of the company
No person has applied to the Court under section 237 of the *Corporations Act 2001* for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the *Corporations Act 2001*.

Auditor
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of directors.

M A Quinn
Director
4/04/07
Sydney
Date:

QrxPharma Pty Limited ACN 102 254 151
Financial report - 6 month period ended 31 December 2006

Contents

This financial report covers both QrxPharma Pty Limited as an individual entity and the consolidated entity consisting of QrxPharma Pty Limited and its subsidiaries. The financial report is presented in the Australian currency.

QrxPharma Pty Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

QrxPharma Pty Limited
Suite 401, 35 Lime St
Sydney NSW 2000.

A description of the nature of the Group's operations and its principal activities is included in the directors' report on pages 1-3, which is not part of this financial report.

	Notes	Consolidated 6 months ended 31 December 2006 $	Consolidated 12 months ended 30 June 2006 $	Parent 6 months ended 31 December 2006 $	Parent 12 months ended 30 June 2006 $
Revenue from continuing operations	5	4,082	18,362	4,082	18,362
Research and development	6	(232,269)	(1,060,320)	(232,269)	(1,060,320)
Marketing		-	(178,837)	-	(178,837)
General and administration		(364,294)	(595,059)	(364,294)	(595,059)
Finance costs	6	(2,080,502)	(1,694,649)	(2,080,502)	(1,694,649)
Loss before income tax		(2,672,983)	(3,510,503)	(2,672,983)	(3,510,503)
Income tax expense	7	-	-	-	-
Loss for the year		(2,672,983)	(3,510,503)	(2,672,983)	(3,510,503)

The above consolidated income statement should be read in conjunction with the accompanying notes.

	Notes	Consolidated 31 December 2006 $	Consolidated 30 June 2006 $	Parent 31 December 2006 $	Parent 30 June 2006 $
ASSETS					
Current assets					
Cash and cash equivalents	8	114,426	248,711	114,426	248,711
Total current assets		114,426	248,711	114,426	248,711
Non-current assets					
Other financial assets	9	-	-	-	-
Property, plant and equipment	10	11,756	18,342	11,756	18,342
Total non-current assets		11,756	18,342	11,756	18,342
Total assets		126,182	267,053	126,182	267,053
LIABILITIES					
Current liabilities					
Trade and other payables	11	383,980	599,488	411,680	627,188
Borrowings	12	5,263,091	3,195,563	5,263,091	3,195,563
Total current liabilities		5,647,071	3,795,051	5,674,771	3,822,751
Non-current liabilities					
Borrowings	13	14,250,230	13,574,115	14,250,230	13,574,115
Total non-current liabilities		14,250,230	13,574,115	14,250,230	13,574,115
Total liabilities		19,897,301	17,369,166	19,925,001	17,396,866
Net liabilities		(19,771,119)	(17,102,113)	(19,798,819)	(17,129,813)
EQUITY					
Contributed equity	14	671,336	669,968	671,336	669,968
Reserves	15(a)	164,490	161,881	164,490	161,881
Accumulated losses	15(b)	(20,606,945)	(17,933,962)	(20,634,645)	(17,961,662)
		(19,771,119)	(17,102,113)	(19,798,819)	(17,129,813)
Total deficiency in capital		(19,771,119)	(17,102,113)	(19,798,819)	(17,129,813)

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

	Notes	Consolidated 6 months ended 31 December 2006 $	Consolidated 12 months ended 30 June 2006 $	Parent 6 months ended 31 December 2006 $	Parent 12 months ended 30 June 2006 $
Total equity / (deficiency in capital) at the beginning of the financial year		(17,102,113)	(3,771,966)	(17,129,813)	(3,799,666)
Adjustment on adoption of AASB 132 and AASB 139 to:					
Preference shares	13	-	(9,898,217)	-	(9,898,217)
Restated equity / (deficiency in capital) at the beginning of the financial year		(17,102,113)	(13,670,183)	(17,129,813)	(13,697,883)
Loss for the year		(2,672,983)	(3,510,503)	(2,672,983)	(3,510,503)
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	14	1,368	40,533	1,368	40,533
Employee share options	15	2,609	38,040	2,609	38,040
		3,977	78,573	3,977	78,573
Total deficiency in capital at the end of the financial year		(19,771,119)	(17,102,113)	(19,798,819)	(17,129,813)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Consolidated 6 months ended 31 December 2006 $	Consolidated 12 months ended 30 June 2006 $	Parent 6 months ended 31 December 2006 $	Parent 12 months ended 30 June 2006 $
Cash flows from operating activities					
Payments to suppliers and employees (inclusive of goods and services tax)		(664,665)	(1,901,124)	(664,665)	(1,901,124)
Interest received		4,082	18,362	4,082	18,362
R&D grant received		-	43,060	-	43,060
Net cash outflow from operating activities	20	(660,583)	(1,839,702)	(660,583)	(1,839,702)
Cash flows from financing activities					
Proceeds from borrowings		524,930	635,747	524,930	635,747
Proceeds from issues of shares		1,368	40,533	1,368	40,533
Net cash inflow from financing activities		526,298	676,280	526,298	676,280
Net increase (decrease) in cash and cash equivalents		(134,285)	(1,163,422)	(134,285)	(1,163,422)
Cash and cash equivalents at the beginning of the half-year		248,711	1,412,133	248,711	1,412,133
Cash and cash equivalents at end of the half-year	8	114,426	248,711	114,426	248,711

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for QrxPharma Pty Limited as an individual entity and the consolidated entity consisting of QrxPharma Pty Limited and its subsidiaries.

(a) Going concern

The Group has continued to experience operating losses of $2,672,983 and operating cash outflows of $660,583 during the 6 month period ended 31 December 2006 as the Group continues to focus on the achievement of key milestones set out in the funding of its R&D program and operating plan. As of the balance date, the Group had a deficiency in capital of $19,771,119 and cash balances of $114,426. The continuing viability of the company and its controlled entities and their ability to continue as a going concern and meet their debts and commitments as they fall due is dependent upon:

(i) the Group being successful in negotiating and obtaining additional funding, including securing equity financing and government research and development grants based on continued achievement of key milestones in the R&D program; and

(ii) the Group successfully implementing its business strategy and operating plan.

The Group's short operating history and reliance on future funding and successfully executing its business strategy result in there being significant uncertainty whether the Group will continue as a going concern and, therefore, whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

As at the date of this report, however, the Group has received a draft underwriting agreement and is proceeding towards a listing on the Australian Stock Exchange. Up to $50 million plus oversubscription is sought through this round of funding. Hence the directors believe that the Group will be successful in the above matters, and accordingly, have prepared the financial report on a going concern basis. The directors regularly monitor the Group's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the Group to meet its business objectives.

At this time, the directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the financial report at 31 December 2006. No adjustments have been made to the financial report relating to recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

(b) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting StandardsBoard and Urgent Issues Group Interpretations.

Compliance with IFRSs
Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of QrxPharma Pty Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure*.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

1 Summary of significant accounting policies (continued)

(c) Principles of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of QrxPharma Pty Limited ("company" or "parent entity") as at 31 December 2006 and the results of all subsidiaries for the half-year then ended. QrxPharma Pty Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d) Foreign currency translation

(i) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit and loss for the year.

(e) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to those temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Tax consolidation legislation
QrxPharma Pty Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

The head entity, QrxPharma Pty Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

1 Summary of significant accounting policies (continued)

(f) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(g) Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(h) Grant income

Grant income is recognised during the year in which the income is received and is disclosed in the results for the period against related R&D expenditure incurred last year.

(i) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(j) Property, plant and equipment

Depreciation on plant and equipment is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Plant and equipment	4 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(g)).

(k) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(l) Borrowings

Non-redeemable preference shares are classified as liabilities. The accrued liabilities on preference shares are recognised in the income statement as interest expense.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Convertible notes and accrued interest are recognised as a liability. The liability is included in borrowings until the conversion or maturity of the notes.

1 Summary of significant accounting policies (continued)

(m) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include interest paid or payable on convertible notes.

(n) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above.

(iii) Share-based payments
Share-based compensation benefits are provided to employees via the QrxPharma Employee Share Option Plan and an employee share scheme. Information relating to these schemes is set out in note 21.

Shares and options granted after 7 November 2002 and vested after 1 January 2005
The fair value of options granted under the QrxPharma Employee Share Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital and the proceeds received, net of any directly attributable transaction costs, are credited to share capital.

Under the employee share scheme, shares issued to employees for no cash consideration vest immediately on grant date. On this date, the market value of the shares issued is recognised as an employee benefits expense with a corresponding increase in equity.

(o) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. AASB 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces AASB 130 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and the disclosure requirements in IAS 32 Financial Instruments: Disclosure and Presentation. It is applicable to all reporting entities. The amendment to AASB 101 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of AASB 7 and the amendment to AASB 101 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of AASB 101. The Group will apply the standards from annual reporting periods beginning 1 June 2007.

1 Summary of significant accounting policies (continued)

(ii) UIG 9 *Reassessment of Embedded Derivatives*
UIG 9 is effective for annual reporting periods beginning on or after 1 June 2006. It requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, UIG 9 is not relevant to the Group's operations.

(iii) Revised AASB 101 *Presentation of Financial Statements*
A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standard early. Application of the revised standard will not have any impact on the Group's financial statements.

2 Financial risk management

(a) Credit risk exposures
The credit risk on financial assets of the Group which have been recognised on the balance sheet, other than investment in shares, is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest rate risk exposures
The Group's exposure to interest rate risk predominately arises from assets and liabilities bearing variable interest rates as the company intends to hold fixed rate assets and liabilities to maturity.

3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Research and development expenditure

The Group has expensed all research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits are not considered probable. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138.

4 Segment information

The Group's operations during the year were predominantly in Australia. The Group operates in only one market segment, that of the research and development of biopharmaceutical products for commercial sale.

5 Revenue

	Consolidated		Parent	
	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $
From continuing operations				
Interest	4,082	18,362	4,082	18,362
Revenue from ordinary activities	4,082	18,362	4,082	18,362

6 Expenses

	Consolidated		Parent	
	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $
Loss before income tax includes the following specific expenses:				
Depreciation				
Plant and equipment	6,586	29,988	6,586	29,988
Net foreign exchange loss	3,252	7,289	3,252	7,289

6 Expenses (continued)

	Consolidated		Parent	
	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $
Finance costs				
Interest payable on convertible notes	1,404,387	262,113	1,404,387	262,113
Interest payable on preference shares	676,115	1,431,007	676,115	1,431,007
Other finance expense	-	1,529	-	1,529
	2,080,502	1,694,649	2,080,502	1,694,649
Employee benefit expense	89,800	351,312	89,800	351,312
Research and development				
Research and development expensed	232,269	1,103,380	232,269	1,103,380
Research and development grant	-	(43,060)	-	(43,060)
	232,269	1,060,320	232,269	1,060,320

7 Income tax expense

	Consolidated		Parent	
	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $
(a) Numerical reconciliation of income tax expense to prima facie tax payable				
Loss from continuing operations before income tax expense	(2,672,983)	(3,510,503)	(2,672,983)	(3,510,503)
Tax at the Australian tax rate of 30% (2005 - 30%)	(801,895)	(1,053,151)	(801,895)	(1,053,151)
Tax effect of amounts which are not deductible in calculating taxable income:				
Share-based payments	783	11,412	783	11,412
Interest payable on preference shares	202,834	429,302	202,834	429,302
	(598,278)	(612,437)	(598,278)	(612,437)
Benefit of tax losses not recognised	598,278	612,437	598,278	612,437
Total income tax expense	-	-	-	-

7 Income tax expense (continued)

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
(b) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	17,472,623	15,478,364	17,472,623	15,478,364
Potential tax benefit @ 30%	5,241,787	4,643,509	5,241,787	4,643,509

The benefit for tax losses will only be obtained if:

(i) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation, and
(iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deduction for the losses.

(c) Tax consolidation legislation

QrxPharma Pty Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 7 December 2002. The accounting policy in relation to this legislation is set out in note 1(e).

8 Current assets - Cash and cash equivalents

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
Cash at bank and in hand	114,426	248,711	114,426	248,711

The weighted average interest rate was 4.53% (June 2006: 4.25%).

9 Non-current assets - Other financial assets

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
Shares in subsidiaries (note 19)	-	-	500,750	500,750
Less provision for write down to recoverable amount	-	-	(500,750)	(500,750)
	-	-	-	-

10 Non-current assets - Property, plant and equipment

Consolidated	Plant and equipment $
At 1 July 2005	
Cost	109,277
Accumulated depreciation	(60,947)
Net book amount	48,330
12 months ended 30 June 2006	
Opening net book amount	48,330
Depreciation charge	(29,988)
Closing net book amount	18,342
At 30 June 2006	
Cost	109,277
Accumulated depreciation	(90,935)
Net book amount	18,342
6 months ended 31 December 2006	
Opening net book amount	18,342
Depreciation charge	(6,586)
Closing net book amount	11,756
At 31 December 2006	
Cost	109,277
Accumulated depreciation	(97,521)
Net book amount	11,756

10 Non-current assets - Property, plant and equipment (continued)

Parent	Plant and equipment $
At 1 July 2005	
Cost	109,277
Accumulated depreciation	(60,947)
Net book amount	48,330
12 months ended 30 June 2006	
Opening net book amount	48,330
Depreciation charge	(29,988)
Closing net book amount	18,342
At 30 June 2006	
Cost	109,277
Accumulated depreciation	(90,935)
Net book amount	18,342
6 months ended 31 December 2006	
Opening net book amount	18,342
Depreciation charge	(6,586)
Closing net book amount	11,756
At 31 December 2006	
Cost	109,277
Accumulated depreciation	(97,521)
Net book amount	11,756

11 Current liabilities - Trade and other payables

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
Trade payables	194,440	398,727	194,440	398,727
Amounts due to associates	-	-	27,700	27,700
Accrued expenses	181,968	193,887	181,968	193,887
Other creditors	7,572	6,874	7,572	6,874
	383,980	599,488	411,680	627,188

12 Current liabilities - Borrowings

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
Secured				
Convertible notes Series A	2,862,978	2,750,333	2,862,978	2,750,333
Convertible notes Series B	2,000,005	275,072	2,000,005	275,072
Accrued interest on convertible notes	186,386	94,647	186,386	94,647
Warrant liability Notes A	57,757	75,511	57,757	75,511
Warrant liability Notes B	155,965	-	155,965	-
Total secured current borrowings	5,263,091	3,195,563	5,263,091	3,195,563

Convertible notes - Series A

The parent entity issued $2,500,000 by way of convertible notes in three tranches. The notes are convertible into Series B preference shares at the option of the holder, or mandatorily on occurrence of qualified financing, being the raising of greater than $15 million of funds. The conversion price of each convertible note is to be determined by the issue price of the Series B preference shares.

The notes mature on 31 December 2006 and have been rolled-over to be payable by 30 April 2007. The roll-over has been approved by the note holders.

Interest accrues daily at a rate of 10% per annum on the Principal Amount. Any unpaid interest will be capitalised annually into the underlying note balance. The unpaid interest will be convertible into Series B preference shares.

Convertible notes - Series B

The parent entity issued $1,745,000 by way of convertible notes in four tranches, the first being called on 30 June 2006. The notes are convertible into Series A preference shares at the option of the holder at a conversion price of $0.50. In the event a Qualified Financing, being the raising of greater than $5,000,000 funds occurs the notes are convertible into Qualified Financing shares, the conversion price at 80% of the Qualified Financing Issue price and in the event a Qualified Merger occurs, involving at least $20,000,000 of funding by way of equity or securities in the Company, the notes are converted into ordinary shares at $0.50.

The notes were repayable on 15 December 2006 but have been rolled over to 30 April 2007, consistent with the convertible note series A.

Interest accrues daily at a rate of 20% per annum on the Principal Amount (or that proportion of the Principal Amount that has been advanced). Any unpaid interest is capitalised monthly into the underlying note balance.

The warrants attached to the convertible notes has been recognised at fair value through profit or loss.

13 Non-current liabilities - Borrowings

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
Unsecured				
Preference shares Series A	14,109,659	12,782,281	14,109,659	12,782,281
Interest payable on preference shares	140,571	791,834	140,571	791,834
Total unsecured non-current borrowings	14,250,230	13,574,115	14,250,230	13,574,115

The balance represents 10,249,142 fully paid cumulative convertible preference shares less transaction costs. The shares are convertible at $1 per share or a price in accordance with the terms included in the Shareholders Deed dated 6 December 2002.

Convertible preference shares entitle the holder to have priority over ordinary shareholders upon liquidation of the company or in the event of an initial public offering, and each preferred shareholder maintains the right to receive cumulative dividends if the company declares and pays discretionary dividends in respect of ordinary shares. Each Series A Preferred Share carries a right to receive, out of funds legally available for the payment of dividends, cumulative dividends at an annual rate equal to 10% of the Issue Price, which will accrue on a daily basis from the date of issuance of such share, whether or not declared. Accrued and unpaid dividends will compound on an annual basis calculated on each anniversary of the date of issue. Upon liquidation of the company, preferred shareholders are entitled to a liquidation preference equal to 10% of the issue price per annum plus all accrued but unpaid dividends.

Each Series A Preferred Share carries the right to receive any document or information an Ordinary Share carries the right to receive, and has the same right to attend and speak at the general meeting of the company and the same number of votes as if each preferred share were converted into Ordinary Shares, as per terms included in the shareholder deed dated 6 December 2002.

There were no movements in preference shares during periods ended 31 December 2006 and 30 June 2006.

14 Contributed equity

	Parent		Parent	
	31 December 2006 Shares	30 June 2006 Shares	31 December 2006 $	30 June 2006 $
(a) Share capital				
Ordinary shares - fully paid	7,597,841	7,588,721	671,336	669,968

(b) Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$
1 July 2005	Opening balance	7,318,500		629,435
6 September 2005	Exercise of 2003 options	5,000	$0.15	750
10 May 2006	Exercise of 2004 options	8,125	$0.15	1,219
18 June 2006	Exercise of 2003 options	50,000	$0.15	7,500
18 June 2006	Exercise of 2004 options	207,096	$0.15	31,064
30 June 2006	Balance	7,588,721		669,968
1 July 2006	Opening balance	7,588,721		669,968
11 August 2006	Exercise of 2004 options	9,120	$0.15	1,368
31 December 2006	Balance	7,597,841		671,336

(c) Ordinary shares

Each ordinary shareholder maintains, when present in person or by proxy or by attorney at any general meeting of the company, the right to cast one vote for each ordinary share held (subject to any agreement between the company and a member affecting the voting rights attaching to any share).

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held, subsequent to the satisfaction of preferred shareholder rights as included in the shareholder deed dated 6 December 2002. (refer to note 13).

(d) Options

Each option granted to founding shareholders on 19 September 2002 was exercisable immediately on issue. Upon exercising, each option is convertible into one ordinary share and entitles the holder to the same ordinary share rights as noted above.

Information relating to the QrxPharma Employee Option Plan, including details of options issued, exercised and lapsed during the period and options outstanding at the end of the period are set out in note 21.

15 Reserves and accumulated losses

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
(a) Reserves				
Exercised share options reserve	28,075	27,426	28,075	27,426
Share-based payments reserve	136,415	134,455	136,415	134,455
	164,490	161,881	164,490	161,881

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
Movements:				
Exercised share options reserve				
Opening balance	27,426	4,131	27,426	4,131
Transfer from share-based payments reserve (options exercised)	649	23,295	649	23,295
Closing balance	28,075	27,426	28,075	27,426
Share-based payments reserve				
Opening balance	134,455	119,710	134,455	119,710
Option expense	2,609	38,040	2,609	38,040
Transfer to share capital (options exercised)	(649)	(23,295)	(649)	(23,295)
Closing balance	136,415	134,455	136,415	134,455

These reserves are not distributable.

(b) Accumulated losses

Movements in accumulated losses were as follows:

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
Opening accumulated losses	(17,933,962)	(14,423,459)	(17,961,662)	(14,451,159)
Loss for the year	(2,672,983)	(3,510,503)	(2,672,983)	(3,510,503)
Closing accumulated losses	(20,606,945)	(17,933,962)	(20,634,645)	(17,961,662)

16 Key management personnel disclosures

(a) Directors

The following persons were directors of QrxPharma Pty Limited during the financial year:

M A Quinn
G W Pace
M S Hirshorn
G Savage
D A Henderson
D Stack
R Creswell (resigned 10 February 2006)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*
Nicholas Harvey	Chief Financial Officer
Felix de la Iglesia	Chief Technical Officer

(c) Key management personnel compensation

	Consolidated		Parent	
	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $
Short-term employee benefits	69,345	329,110	69,345	329,110
Post-employment benefits	-	-	-	-
Share-based payments	-	20,117	-	20,117
	69,345	349,227	69,345	349,227

17 Remuneration of auditors

	Consolidated		Parent	
	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $
Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	8,000	15,000	-	15,000
Total remuneration for assurance services	8,000	15,000	-	15,000

18 Related party transactions

(a) Directors

The names of persons who were directors of the company at any time during the financial year are set out in note 16.

(b) Subsidiaries

Interests in subsidiaries are set out in note 19.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 16.

(d) Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Parent	
	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $
Expenses	267,625	362,539	267,625	362,539

During the year, the company directly engaged and contracted the services of certain shareholders in relation to the ongoing normal course of business operations. The total amount paid to shareholders for contracted services rendered during the 6 months ended 31 December 2006 amounted to $267,625 (12 months ended 30 June 2006: $362,532).

(e) Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent	
	31 December 2006 $	30 June 2006 $	31 December 2006 $	30 June 2006 $
Current payable				
Subsidiaries	-	-	27,700	27,700
Balances in relation to related parties	51,494	135,960	51,494	135,960

19 Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(c):

Name of entity	Country of incorporation	Class of shares	Equity holding 2006 %	Equity holding 2006 %
Lynx Pty Limited	Australia	Ordinary	100	100
Haempatch	Australia	Ordinary / Preference	100	100

20 Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated		Parent	
	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $	6 months ended 31 December 2006 $	12 months ended 30 June 2006 $
Loss for the year	(2,672,983)	(3,510,503)	(2,672,983)	(3,510,503)
Depreciation and amortisation	6,586	29,988	6,586	29,988
Non-cash employee benefits expense - share-based payments	2,609	38,040	2,609	38,040
Change in operating assets and liabilities				
Decrease in trade creditors and accruals	(215,507)	(188,639)	(215,507)	(188,639)
Increase in other operating liabilities	2,218,712	1,791,412	2,218,712	1,791,412
Net cash outflow from operating activities	(660,583)	(1,839,702)	(660,583)	(1,839,702)

21 Share-based payments

(a) QrxPharma Pty Limited Employee Share Option Plan (ESOP)

The ESOP was established to enable QrxPharma to grant options over shares to employees and consultants of the economic entity, subject to local regulations. Under the ESOP, the Board may invite applications for options from directors, full time or part time employees and consultants of QrxPharma having regard to the employee's position, services provided by the employees, recorded employment or service, potential contributions and any other matters which indicate the employee's merit. The exercise price in respect of an option granted shall be the market price for a share prevailing at the time of grant unless the Board decides otherwise. Options will lapse if they are not exercised before the expiration date or if the option holder leaves the employment of QrxPharma. The Board reserves discretion to waiver the latter provisions.

Options granted under the plan carry no dividend or voting rights. The vesting period for each option is 4 years, or as varied by the Board, 25% vesting after 12 months from the date of grant and the balance vesting monthly over the remaining 36 month period. When exercisable, each option is convertible into one ordinary share and entitles the holder to the same ordinary share rights as set out in note 14.

Set out below are summaries of options granted under the plan:

Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Cancelled during the year Number	Balance at end of the year Number
Consolidated and parent - 6 months ended 31 December 2006							
19 December 2002	19 December 2012	$0.30	40,000	-	-	-	40,000
19 February 2003	19 February 2006	$0.15	40,000	-	-	-	40,000
1 December 2003	1 December 2006	$0.15	20,000	-	-	-	20,000
24 February 2004	24 February 2013	$0.15	10,000	-	(6,080)	-	3,920
24 February 2004	24 February 2014	$0.30	10,000	-	-	-	10,000
24 February 2004	24 February 2014	$0.15	6,875	-	-	-	6,875
25 February 2004	24 February 2014	$0.15	5,000	-	(3,040)	-	1,960
16 March 2004	16 March 2014	$0.15	10,000	-	-	-	10,000
19 May 2004	19 May 2014	$0.15	25,000	-	-	-	25,000
24 June 2004	24 June 2014	$0.15	20,000	-	-	-	20,000
13 July 2004	13 July 2014	$0.15	50,000	-	-	-	50,000
14 July 2004	14 July 2014	$0.15	40,000	-	-	-	40,000
17 August 2004	17 August 2014	$0.15	20,000	-	-	-	20,000
19 October 2004	19 October 2014	$0.15	784,248	-	-	-	784,248
19 February 2005	19 February 2015	$0.15	150,000	-	-	-	150,000
18 May 2005	18 May 2015	$0.15	240,000	-	-	-	240,000
21 September 2005	21 September 2015	$0.15	110,000	-	-	-	110,000
Total			1,581,123	-	(9,120)	-	1,572,003

21 Share-based payments (continued)

Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Cancelled during the year Number	Balance at end of the year Number
Consolidated and parent - 12 months ended 30 June 2006							
19 December 2002	19 December 2012	$0.30	40,000	-	-	-	40,000
19 February 2003	19 February 2006	$0.15	40,000	-	-	-	40,000
21 November 2003	21 November 2005	$0.15	5,000	-	(5,000)	-	-
1 December 2003	1 December 2006	$0.15	20,000	-	-	-	20,000
15 December 2003	15 December 2013	$0.15	50,000	-	(50,000)	-	-
24 February 2004	24 February 2013	$0.15	10,000	-	-	-	10,000
24 February 2004	24 February 2014	$0.30	10,000	-	-	-	10,000
24 February 2004	24 February 2014	$0.15	15,000	-	(8,125)	-	6,875
25 February 2004	24 February 2014	$0.15	5,000	-	-	-	5,000
16 March 2004	16 March 2014	$0.15	10,000	-	-	-	10,000
19 May 2004	19 May 2014	$0.15	25,000	-	-	-	25,000
24 June 2004	24 June 2014	$0.15	20,000	-	-	-	20,000
13 July 2004	13 July 2014	$0.15	50,000	-	-	-	50,000
14 July 2004	14 July 2014	$0.15	40,000	-	-	-	40,000
17 August 2004	17 August 2014	$0.15	20,000	-	-	-	20,000
19 October 2004	19 October 2014	$0.15	1,041,344	-	(207,096)	(50,000)	784,248
19 February 2005	19 February 2015	$0.15	150,000	-	-	-	150,000
18 May 2005	18 May 2015	$0.15	240,000	-	-	-	240,000
21 September 2005	21 September 2015	$0.15	110,000	-	-	-	110,000
Total			1,901,344	-	(270,221)	(50,000)	1,581,123

The financial statements and notes set out on pages 4 to 28 have been approved and adopted.

M A Quinn
Director

4/04/07
Sydney
Date:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of QrxPharma Pty Limited

Audit opinion

In our opinion, the financial report of QrxPharma Pty Limited:

- gives a true and fair view of the financial position of QrxPharma Pty Limited and the QrxPharma Group (defined below) as at 31 December 2006, and of their performance for the 6 months ended on that date, and
- is presented in accordance with Accounting Standards and other mandatory financial reporting requirements in Australia.

This opinion must be read in conjunction with the rest of our audit report.

Inherent uncertainty regarding continuation as a going concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the mattes described in note 1(a), there is significant uncertainty whether QrxPharma Pty Limited and QrxPharma Group will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for the QrxPharma Group (the consolidated entity), for the 6 months ended 31 December 2006. The consolidated entity comprises both QrxPharma Pty Limited (the company) and the entities it controlled during that period.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit in order to express an opinion on the financial report to the directors. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows.

Independent audit report to the members of QrxPharma Pty Limited (continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the financial report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements.

PricewaterhouseCoopers

Andrew Sneddon
Partner

Sydney
Date: 5/4/07

Liability limited by a scheme approved under Professional Standards Legislation

QRx Pharma

RECEIVED

2008 APR 16 P 5:20

FFICE OF INTERNATIONAL CORPORATE FINANCE

QRxPharma Limited ACN 102 254 151
Suite 4.01, 35 Lime St.,
SYDNEY NSW 2000
Australia
Phone +61 (0)2 8296 6000
Fax +61 (0)2 8296 6066

Australia Securities Exchange
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

24 May 2007

Information for release to the Market

Further to the letter from ASX dated 23 May 2007 we wish to confirm the following for release to market.

1. The following ordinary fully paid shares are subject to voluntary escrow:

For a period of 12 months from the date of official quotation of QRx	10,795,929
For a period of 24 :4 onths from the date of official quotation of QRx	34,229,407

2. The following ordinary shares are subject to ASX Escrow

For a period of 24 months from the date of official quotation of QRx	10,461,317
For a period of 12 months commencing on 30 June 2006 and ending on 30 June 2007	6,937,106
For the period of 12 months commencing on 24 May 2007 and ending on 24 May 2008	1,721,942

3. The following options are subject to ASX escrow

For a period of 24 months from the date of official quotation.	2,778,809

4. QRx has closed the public offer under it's prospectus dated 27 April 2007 and completed the allotment of 25 million ordinary fully paid shares at $2.00 per share.

QRx Pharma

5. QRx has converted to ordinary shares all it's A Class preference shares, Series A Convertible Notes, attaching warrants and Series B Convertible Notes.

6. Shares have been allocated under the Offer in accordance with the policy below.

   Broker Firm Offer
   Successful applicants under the Broker Firm Offer have been advised of their allocations by JPMorgan.

   Institutional Offer
   Successful applicants under the Institutional Offer have been advised of their allocations by JPMorgan.

   Applications that were accompanied by cheques that were subsequently dishonoured have been rejected.

   Refund cheques and holding statements are expected to be despatched on Monday 28 May, 2007.

   Applicants under the Broker Firm Offer may confirm their allocation by calling Link Market Services on 1800 709 446.

   All applicants are responsible for determining and confirming the number of Offer Shares allocated to them (if any) prior to selling any QRxPharma Shares. Applicants who sell QRxPharma Shares before receiving their holding statements do so at their own risk.

   Trading of Shares
   The Units are expected to commence trading on ASX on Friday 25 May 2007 at *12.00pm (Sydney time), on a deferred settlement basis, under the ASX code of* "QRX". Normal trading is expected to commence on Tuesday 29 May 2007.

Signed by..
Director

Signed by..
~~Director~~/Secretary

QRXPHARMA LIMITED

ACN 102 254 151

CONSTITUTION

1. PRELIMINARY

1.1 Definitions and Interpretation

In this Constitution:

"**ACH Clearing Rules**" means the operating rules of Australian Clearing House Pty Limited;

"**ASTC Settlement Rules**" means the operating rules of the ASX Settlement and Transfer Corporation Pty Limited;

"**ASX**" means the Australian Stock Exchange Limited;

"**Business Day**" has the meaning given to that term in the Listing Rules;

"**Certificated Holding**" means a share or shares for which a certificate has been issued, and not subsequently cancelled, by the Company;

"**Company**" means QRxPharma Limited ACN 102 254 151;

"**Dispose**" has the meaning given to that term in the Listing Rules;

"**Listed Company**" means a company which is admitted to the official list of the ASX;

"**Listing Rules**" means the listing rules of the ASX and any other rules of the ASX which are applicable while the Company is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX;

"**Proper ASTC Transfer**" has the meaning given to that term in Regulation 1.0.02 of the Corporations Regulations;

"**Related Body Corporate**" has the meaning given to that term in the *Corporations Act 2001*;

"**Representative**", in relation to a body corporate, means a representative of the body corporate appointed under section 250D(1) of the *Corporations Act 2001* or a corresponding previous law;

"**Restricted Securities**" has the meaning given to that term in the Listing Rules;

"**Seal**" means any common seal or duplicate common seal of the Company complying with section 123 of the *Corporations Act 2001*;

"**Transmission Event**" means:

(a) in respect of a member of the Company who is an individual:

 (i) the death of the member;

 (ii) the bankruptcy of the member;

(iii) the member becoming of unsound mind; or

(iv) the member becoming a person who is, or the member's estate becoming liable to be dealt with in any way under the law relating to mental health; and

(b) in respect of a member of the Company who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member;

"Uncertificated Holding" means a share or shares for which a certificate has not been issued by the Company, or in respect of which any certificate which was issued by the Company has been cancelled without the issue of a replacement certificate, in accordance with **rule 2.14**; and

(a) A reference in a rule to a partly paid share is a reference to a share on which there is an amount unpaid.

(b) A reference in a rule to a call or an amount called in respect of a partly paid share includes a reference to a sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date.

(c) A member is to be taken to be present at a general meeting if the member is present in person or by proxy, attorney or Representative.

(d) A director is to be taken to be present at a meeting of directors if the director is present in person or by alternate director.

(e) A reference in a rule in general terms to a person holding or occupying a particular office or position includes a reference to any person who occupies or performs the duties of that office or position for the time being.

(f) In this Constitution, headings are for convenience only and do not affect the interpretation of this Constitution and:

(i) words importing the singular include the plural and vice versa;

(ii) words importing a gender include every other gender;

(iii) a reference to a person includes a natural person, company, corporation, body corporate, body politic, partnership, joint venture, association, board, group or other body (whether or not the body is incorporated);

(iv) a reference to a person includes that person's successors and legal personal representatives;

(v) a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws varying, consolidating or replacing them and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(vi) a reference to the Listing Rules or the ASTC Settlement Rules and/ or ACH Clearing Rules includes any variation, consolidation or replacement of those rules and is to be taken to be subject to any waiver or exemption granted to the Company from compliance with those rules; and

(vii) where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

1.2 Application of the Corporations Act 2001, Listing Rules, ASTC Settlement Rules and ACH Clearing Rules

(a) This Constitution is to be interpreted subject to the *Corporations Act 2001* and (while the Company is a Listed Company) the Listing Rules and the ASTC Settlement Rules and/ or ACH Clearing Rules.

(b) While the Company is a Listed Company, the Company and the directors must comply with the obligations respectively imposed on them under the Listing Rules and the ASTC Settlement Rules and/ or ACH Clearing Rules.

(c) Unless the contrary intention appears, an expression in a rule that deals with a matter dealt with by a provision of the *Corporations Act 2001*, the Listing Rules or the ASTC Settlement Rules and/ or ACH Clearing Rules has the same meaning as in that provision.

1.3 Effect of the Listing Rules

While the Company is a Listed Company, the following provisions apply:

(a) despite anything contained in this Constitution, if the Listing Rules prohibit an act being done that act must not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules requires to be done;

(c) if the Listing Rules require any act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and they contain such a provision, this Constitution is deemed not to contain that provision;

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

1.4 Exercise of powers

(a) The Company may exercise in any manner permitted by the *Corporations Act 2001* any power which a company limited by shares may exercise under the *Corporations Act 2001* if authorised by its Constitution.

(b) Where this Constitution provides that a person or body may do a particular act or thing and the word "may" is used, the act or thing may be done at the discretion of the person or body.

(c) Where this Constitution confers a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken to include a power to repeal, rescind, revoke, amend or vary that act or thing.

(d) Where this Constitution confers a power to do a particular act or thing with respect to particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing with respect to some only of those matters or with respect to a particular class or particular classes of those matters and to make different provision with respect to different matters or different classes of matters.

(e) Where this Constitution confers a power to make appointments to any office or position, the power is, unless the contrary intention appears, to be taken to include a power:

(i) to appoint a person to act in the office or position until a person is appointed to the office or position;

(ii) subject to any contract between the Company and the relevant person, to remove or suspend any person appointed, with or without cause; and

(iii) to appoint another person temporarily in the place of any person so removed or suspended or in place of any sick or absent holder of such office or position.

(f) Where this Constitution confers a power or impose a duty then, unless the contrary intention appears, the power may be exercised and the duty must be performed from time to time as the occasion requires.

(g) Where this Constitution confers a power or impose a duty on the holder of an office, unless the contrary intention appears, the power may be exercised and the duty must be performed by the holder for the time being of the office.

(h) Where this Constitution confers power on a person or body to delegate a function or power:

(i) the delegation may be concurrent with, or to the exclusion of, the performance or exercise of that function or power by the person or body;

(ii) the delegation may be either general or limited in any manner set out in the terms of delegation;

(iii) the delegation need not be to a specified person but may be to any person from time to time holding, occupying or performing the duties of a specified office or position;

(iv) the delegation may include the power to delegate;

(v) where the performance or exercise of that function or power is dependent upon the opinion, belief or state of mind of that person or body in relation to a matter, that function or power may be performed or exercised by the delegate upon the opinion, belief or state of mind of the delegate in relation to that matter; and

(vi) the function or power so delegated, when performed or exercised by the delegate, is to be taken to have been performed or exercised by the person or body.

1.5 Replaceable Rules not to apply

The replaceable rules contained in the *Corporations Act 2001* do not apply to the Company except to the extent that they are repeated in this Constitution.

2. SHARE CAPITAL

2.1 Shares

(a) Without prejudice to any special rights conferred on the holders of any shares or class of shares but subject to this Constitution and (while the Company is a Listed Company) to the Listing Rules and the ASTC Settlement Rules and/ or ACH Clearing Rules, the

directors may issue, allot or grant options in respect of, or otherwise Dispose of, shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital, participation in the property of the Company on a winding up or otherwise, as the directors think fit.

(b) In particular, the directors may differentiate between the holders of partly paid shares as to the amount of calls to be paid and the time for payment.

2.2 Issue and Terms of Preference Shares

(a) Any preference shares may, subject to the *Corporations Act 2001 (Cth)*, be liable to be redeemed.

(b) The total number of issued preference shares will not exceed the total number of issued ordinary shares.

(c) Subject to any provision in this Constitution or the *Corporations Act 2001 (Cth)*, preference shares will be under the control of the Directors who may allot or otherwise dispose of the preference shares to such persons ('**holders**") and otherwise on such terms and conditions and at such times as the Directors think fit.

Preference shares will confer on holders such rights and be issued on such terms and conditions as are set out in this Constitution or in the case of:

a) the rate of dividend; and

b) the date of redemption,

will be determined by resolution of the Directors and specified in the certificate issued pursuant to clause 2.2(e) provided that no preference share will either as respects dividends or as respects capital carry any right to participate in a distribution beyond the amount specified in such certificate.

(d) Preference shares will confer on holders:

a) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

i) the amount paid on the preference share; and

ii) the amount (if any) equal to the aggregate of any dividend accrued at the date hereof (whether declared or not) but unpaid and of any arrears of dividends; and

b) the right in priority to any payment of dividend to any other class of shares of a cumulative preferential dividend at the rate of dividend determined by the Directors and specified in the certificate issued pursuant to clause 2.2(f) payable in respect of each preference share on applicable dividend dates.

(e) The Company will, subject to the provisions of all relevant legislation, redeem the preference shares on issue on the date specified in the certificate issued pursuant to clause 2.2(f).

(f) A certificate issued by the Company in respect of preference shares will specify the following:

a) the amount payable on redemption;

b) the redemption date;

c) the time method and place of such redemption;

d) the rate of dividend; and

e) such other terms and conditions of the preference shares as the Directors may require.

(g) On the date and time specified and at the time and place for redemption as determined by resolution of the Directors and specified in the certificate the holder must deliver to the Company the certificate in respect of the preference shares being redeemed and the Company will pay to the holder or at the holder's direction the amount payable on redemption.

(h) The holder of a preference share is entitled to a right to vote in each of the following circumstances and in no others:

a) during a period during which a dividend (or part of a dividend) in respect of the preference shares is in arrears;

b) on a proposal to reduce the Company's share capital;

c) on a resolution to approve the terms of a buy-back agreement;

d) on a proposal that affects rights attached to the preference share;

e) on a proposal to wind up the Company;

f) on a proposal for the disposal of the whole of the Company's property, business and undertaking; and

g) during the winding up of the Company.

In the event that the holder will be entitled to vote on a show of hand the holder present in person or by proxy, attorney or representative will have one vote. In the case of a poll every holder present in person or by proxy, attorney or representative will have one vote for every preference share held. Where a corporation being a holder is present by proxy, attorney or representative will be entitled to vote on a show of hands.

(i) A holder has the same rights as holders of ordinary shares to receive notices, reports and audited accounts of the Company and attend general meetings.

(j) Notwithstanding that each certificate will specify a redemption date relevant to the preference shares, the Company may redeem all preference shares on issue if any if the following events occur:

a) the Company by any act or omission is a party to a material breach of any of the provisions of any relevant legislation or of this Constitution which might or would adversely affect or materially endanger the rights or entitlements of the holders of preference shares; or

b) the appointment of a liquidator, receiver or official manager of the Company.

(k) The rights attaching to preference shares may not be varied or abrogated without the previous consent in writing of not less than three-quarters of holders holding not less than three-quarters of preference shares for the time being on issue or by a resolution passed by not less than three-quarters of the holders holding not less than three-quarters of the preference shares for the time being on issue passed at a meeting of the holders of those shares. For this purpose the issue of any shares which rank in priority to preference shares in any respect will be deemed to be a variation or abrogation of the right of preference shares but the issue of any shares ("**additional shares**") ranking pari passu with preference shares will be deemed not to be a variation or abrogation of any of the rights of preference shares if the additional shares may not be redeemed until all preference shares have been redeemed or converted.

(l) The rights conferred on the holders of shares of any class issued with preferred or other rights will, unless otherwise expressly provided by the terms of issue of shares of that class, be deemed not to be varied or abrogated by the creation or issue of further share ranking equally therewith.

2.3 Variation of class rights

Unless otherwise provided by the terms of issue of a class of shares:

(a) all or any of the rights or privileges attached to the class may be varied, whether or not the Company is being wound up, only with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class;

(b) the provisions of this Constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to each separate meeting of the holders of the issued shares of that class; and

(c) the rights conferred upon the holders of the shares of that class are to be taken as not having been varied by the creation or issue of further shares ranking equally with them.

2.4 Power to buy back ordinary shares

The Company may buy back ordinary shares in itself in any manner permitted by the *Corporations Act 2001*.

2.5 Power to alter share capital

(a) The Company may, by resolution, alter its share capital in any one or more of the following ways:

(i) by increasing its share capital by the creation of new shares of such amount as is specified in the resolution;

(ii) by converting all or any of its Shares into a larger or smaller number of shares than its existing shares provided that in a conversion of partly paid shares the proportion between the amount paid and the amount unpaid on each share converted is the same as it was for the share from which it was converted;

(iii) by cancelling shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person or have been forfeited and reduce its authorised share capital by the amount of the shares so cancelled.

(b) Where fractions of shares are or would otherwise be created by a conversion of shares under **rule 2.5(a)(ii)**, the directors may:

(i) issue fractional certificates for those shares;

(ii) determine that fractions of shares are to be disregarded or rounded down to the nearest whole share; or

(iii) determine that fractions of shares are to be rounded up to the nearest whole share by capitalising any amount available for capitalisation under **rule 9.2** even though some only of the members may participate in that capitalisation.

(c) Whenever any share is converted under **rule 2.5(a)(ii)**, the Company may, by special resolution, determine that as between the shares resulting from the conversion one or more of the shares are to have some preference or advantage as regards dividend, voting, return of capital, participation in the property of the Company on a winding up or otherwise, as compared with the others or other.

2.6 Power to reclassify share capital

The Company may, by resolution, reclassify or convert shares from one class to another.

2.7 Power to reduce share capital

The Company may with members' approval as required by the *Corporations Act 2001* reduce its share capital.

2.8 Power to pay brokerage, commission and interest on share capital

(a) The Company may make payments by way of brokerage or commission in the manner provided by the *Corporations Act 2001*.

(b) Payments by way of brokerage or commission may be satisfied by the payment of cash, by the allotment of fully paid shares, by the allotment of partly paid shares or by any combination of the above.

(c) The Company may pay interest on its share capital in the manner provided by the *Corporations Act 2001*.

2.9 Joint holders of shares

Where 2 or more persons are registered as the holders of a share they hold it as joint tenants with rights of survivorship subject to the following provisions:

(a) they and their respective legal personal representatives are liable severally as well as jointly for all payments, including calls, which ought to be made in respect of the share;

(b) subject to **rule 2.9(a)**, on the death of any one of them the survivor or survivors are the only person or persons the Company will recognise as having any title to the share;

(c) any one of them may give effectual receipts for any dividend, interest or other distribution or payment in respect of the share;

(d) except where otherwise required under the ASTC Settlement Rules and/ or ACH Clearing Rules, the Company is not bound to register more than 3 persons as joint holders of the share;

(e) the Company is not bound to issue more than one certificate in respect of the share; and

(f) delivery of a certificate for the share to any one of them is sufficient delivery to all of them.

2.10 Equitable and other claims

(a) Except as otherwise required by law or provided by this Constitution, the Company is entitled to treat the registered holder of a share as the absolute owner of that share and is not:

(i) compelled in any way to recognise a person as holding a share upon any trust, even if the Company has notice of that trust; or

(ii) compelled in any way to recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share on the part of any other person except an absolute right of ownership in the registered holder, even if the Company has notice of that claim or interest.

(b) With the consent of the directors, shares held by a trustee may be marked in the register in such a way as to identify them as being held subject to the relevant trust.

(c) Nothing in **rule 2.10(b)** limits the operation of **rule 2.10(a)**.

2.11 Currency

An amount payable to the holder of a share, whether by way of or on account of dividend, return of capital, participation in the property of the Company on a winding up or otherwise, may be paid, with the agreement of the holder or pursuant to the terms of issue of the share, in the currency of a country other than Australia and the directors may fix a date up to 30 days before the payment date as the date on which any applicable exchange rate will be determined for that purpose.

2.12 Employee share schemes

The directors may:

(a) implement an employee share scheme in the manner permitted by the Listing Rules and otherwise on such terms as they think fit under which securities of the Company or of a Related Body Corporate may be issued or otherwise provided to or for the benefit of any officer (including any director) of the Company or of a Related Body Corporate or to a relative of that officer or to an entity in which that officer or a relative of that officer has an interest;

(b) amend, suspend or terminate any employee share scheme implemented by them; and

(c) give financial assistance in connection with the acquisition of securities of the Company or of a Related Body Corporate under any employee share scheme in any manner permitted by the *Corporations Act 2001*.

2.13 Restricted Securities

Notwithstanding any other provisions of this Constitution:

(a) the holder of Restricted Securities cannot Dispose of those Restricted Securities during the escrow period relating to those Restricted Securities except as permitted by the Listing Rules or the ASX;

(b) the Company must refuse to acknowledge, deal with or accept a Disposal (including registering a transfer of Restricted Securities) which is or might be in breach of the

Listing Rules or any restriction agreement entered into by the Company under the Listing Rules relating to the escrow of Restricted Securities; and

(c) during a breach of the Listing Rules relating to Restricted Securities, or a breach of a restriction agreement entered into by the Company under the Listing Rules relating to the escrow of Restricted Securities, the member holding the Restricted Securities in question ceases to be entitled to any dividend or distribution, or any voting rights in respect of those Restricted Securities.

2.14 Certificates

If it is not contrary to the *Corporations Act 2001*, the Listing Rules or the ASTC Settlement Rules and/ or ACH Clearing Rules, the directors may resolve:

(a) not to issue a certificate for a share; and

(b) to cancel a certificate for a share and not to issue a replacement certificate.

3. CALLS, FORFEITURE, INDEMNITIES, LIEN AND SURRENDER

3.1 Calls

(a) Subject to this Constitution and to the terms upon which any shares may be issued, the directors may make calls upon the members in respect of any money unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times.

(b) A call may be required by the directors to be paid by instalments.

(c) Upon receiving at least 11 Business Days' notice specifying the time and place of payment, each member must pay to the Company by the time and at the place so specified the amount called on the member's shares.

(d) A call is to be taken as having been made when the resolution of the directors authorising the call was passed.

(e) The directors may revoke a call.

(f) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member does not invalidate the call.

(g) If a sum called in respect of a share is not paid in full by the day appointed for payment of the sum, the person from whom the sum is due must pay:

  (i) interest on so much of the sum as is unpaid from time to time, from the date appointed for payment of the sum to the date of actual payment, at a rate determined under **rule 3.9**; and

  (ii) any costs, expenses or damages incurred by the Company in relation to the non-payment or late payment of the sum.

(h) Any sum unpaid on a share that, by the terms of issue of the share, becomes payable on allotment or at a fixed date:

  (i) is to be treated for the purposes of this Constitution as if that sum was payable pursuant to a call duly made and notified; and

(ii) must be paid on the date on which it is payable under the terms of issue of the share.

(i) The directors may, to the extent permitted by law, waive or compromise all or any part of any payment due to the Company under the terms of issue of a share or under this **rule 3.1**.

3.2 Proceedings for recovery of calls

(a) In an action or other proceedings for the recovery of a call, or interest or costs or expenses incurred in relation to the non-payment or late payment of a call, proof that:

(i) the name of the defendant is entered in the register as the holder or one of the holders of the share in respect of which the call is claimed;

(ii) the resolution making the call is recorded in the minute book; and

(iii) notice of the call was given to the defendant in accordance with this Constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment of the directors who made the call or any other matter.

(b) In **rule 3.2(a)**, "defendant" includes a person against whom a set-off or counter-claim is alleged by the Company and "action or other proceedings for the recovery of a call" is to be construed accordingly.

3.3 Payments in advance of calls

(a) The directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

(b) The directors may authorise payment by the Company of interest upon the whole or any part of an amount accepted under **rule 3.3(a)**, until the amount becomes payable, at a rate agreed between the directors and the member paying the amount.

(c) The directors may repay to a member all or any of the amount accepted under **rule 3.3(a)**.

3.4 Forfeiture of partly paid shares

(a) If a member fails to pay the whole of a call or instalment of a call by the time appointed for payment of the call or instalment, the directors may serve a notice on that member:

(i) requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs, expenses or damages that may have been incurred by the Company by reason of the non-payment or late payment of the call or instalment;

(ii) naming a further day (at least 14 days after the date of service of the notice) by which, and a place at which, the amount payable under **rule 3.4(a)(i)** is to be paid; and

(iii) stating that, in the event of non-payment of the whole of the amount payable under **rule 3.4(a)(i)** by the time and at the place named, the shares in respect of which the call was made will be liable to be forfeited.

(b) If the requirements of a notice served under **rule 3.4(a)** are not complied with, the directors may by resolution forfeit any share in respect of which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c) A forfeiture under **rule 3.4(b)** will include all dividends, interest and other money payable by the Company in respect of the forfeited share and not actually paid before the forfeiture.

(d) Where a share has been forfeited:

(i) notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

(ii) an entry of the forfeiture, with the date, must be made in the register of members.

(e) Failure to give the notice or to make the entry required under **rule 3.4(d)** does not invalidate the forfeiture.

(f) A forfeited share becomes the property of the Company and the directors may sell, reissue or otherwise Dispose of the share in such manner as they think fit and, in the case of reissue or other disposal, with or without any money paid on the share by any former holder being credited as paid up.

(g) A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay, and must immediately pay, to the Company:

(i) all calls, instalments, interest, costs, expenses and damages owing in respect of the shares at the time of the forfeiture; and

(ii) interest on so much of the amount payable under **rule 3.4(g)(i)** as is unpaid from time to time, from the date of the forfeiture to the date of actual payment, at a rate determined under **rule 3.9**.

(h) Except as otherwise provided by this Constitution or (while the Company is a Listed Company) the Listing Rules, the forfeiture of a share extinguishes all interest in, and all claims and demands against the Company in respect of, the forfeited share and all other rights incident to the share.

(i) The directors may:

(i) exempt a share from all or any part of this **rule 3.4**;

(ii) waive or compromise all or any part of any payment due to the Company under this **rule 3.4**; and

(iii) before a forfeited share has been sold, reissued or otherwise Disposed of, annul the forfeiture upon such conditions as they think fit.

3.5 Indemnity for payments by the Company

If the Company becomes liable under any law to make any payment:

(a) in respect of shares held solely or jointly by a member;

(b) in respect of a transfer or transmission of shares by a member;

(c) in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

(d) otherwise for or on account of or in respect of a member,

whether as a consequence of:

(e) the death of that member;

(f) the non-payment of any income tax, capital gains tax, wealth tax or other tax by that member or the legal personal representative of that member;

(g) the non-payment of any estate, probate, succession, death, stamp or other duty by that member or the legal personal representative of that member; or

(h) any other act or thing,

then, in addition to any right or remedy that law may confer on the Company:

(i) the member or, if the member is dead, the member's legal personal representative must:

(i) fully indemnify the Company against that liability;

(ii) reimburse the Company for any payment made under or as a consequence of that law immediately on demand by the Company; and

(iii) pay interest on so much of the amount payable to the Company under **rule 3.5(i)(ii)** as is unpaid from time to time, from the date the Company makes a payment under that law until the date the Company is reimbursed in full for that payment under **rule 3.5(i)(ii)**, at a rate determined under **rule 3.9**; and

(j) the directors may:

(i) exempt a share from all or any part of this **rule 3.5**; and

(ii) waive or compromise all or any part of any payment due to the Company under this **rule 3.5**.

3.6 Lien on shares

(a) The Company has a first and paramount lien on:

(i) each partly paid share for all unpaid calls and instalments due in respect of that share; and

(ii) each share for such amounts (if any) as the Company may be called upon by law to pay (and has paid) in respect of that share.

(b) The Company's lien on a share extends to all dividends payable in respect of the share and to the proceeds of sale of the share.

(c) The directors may sell any share on which the Company has a lien in such manner as they think fit where:

(i) an amount in respect of which a lien exists under this **rule 3.6** is presently payable; and

(ii) the Company has, not less than 14 days before the date of the sale, given to the registered holder of the share a notice in writing setting out, and demanding payment of, such amount in respect of which the lien exists as is presently payable.

(d) The directors may do all things necessary or desirable under the ASTC Settlement Rules and/ or ACH Clearing Rules to protect any lien, charge or other right to which the Company may be entitled under any law or under this Constitution.

(e) Registration by the Company of a transfer of shares on which the Company has a lien without giving to the transferee notice of its claim releases the Company's lien in so far as it relates to sums owing by the transferor or any predecessor in title.

(f) The directors may:

(i) exempt a share from all or any part of this **rule 3.6**; and

(ii) waive or compromise all or any part of any payment due to the Company under this **rule 3.6**.

3.7 Surrender of shares

(a) The directors may accept a surrender of a share by way of compromise of any claim as to whether or not that share has been validly issued or in any other case where the surrender is within the powers of the Company.

(b) Any share so surrendered may be sold, reissued or otherwise Disposed in the same manner as a forfeited share.

3.8 General provisions applicable to a disposal of shares under this Constitution

(a) A reference in this **rule 3.8** to a "disposal of shares under this Constitution" is a reference to:

(i) any sale, reissue or other disposal of a forfeited share under **rule 3.4(f)** or a surrendered share under **rule 3.7**; and

(ii) any sale of a share on which the Company has a lien under **rule 3.6(c)**.

(b) Where any shares are "disposed of under this Constitution", the directors may:

(i) receive the purchase money or consideration given for the shares on the disposal;

(ii) effect a transfer of the shares and execute, or appoint a person to execute, on behalf of the former holder an instrument of transfer of the shares or any other instrument for the purpose of giving effect to the disposal; and

(iii) register as the holder of the shares the person to whom the shares have been "disposed of under this Constitution".

(c) A person to whom shares are "disposed of under this Constitution" is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, the disposal and the title of that person to the shares is not affected by any irregularity or invalidity in the forfeiture or surrender of the shares or the exercise of the Company's lien on the shares (as the case may be).

(d) The remedy of any person aggrieved by a "disposal of shares under this Constitution" is limited to damages only and is against the Company exclusively.

(e) The proceeds of a "disposal of shares under this Constitution" must be applied in the payment of:

(i) the expenses of the disposal; and then

(ii) all money presently payable by the former holder whose shares have been "disposed of under this Constitution"; and then

(iii) the balance (if any) must be paid (subject to any lien that exists under **rule 3.6** in respect of money not presently payable) to the former holder:

(A) in the case of an Uncertificated Holding, as soon as practicable after the disposal; and

(B) in the case of a Certificated Holding, on the former holder delivering to the Company the certificate for the shares that have been "disposed of under this Constitution" or such other proof of title as the directors may accept.

(f) A statement in writing signed by a director or secretary of the Company to the effect that a share in the Company has been:

(i) duly forfeited under **rule 3.4(b)**;

(ii) duly sold, reissued or otherwise "disposed of under **rule 3.4(f)** or **rule 3.7** of this Constitution"; or

(iii) duly sold under **rule 3.6(c)**,

on a date stated in the statement is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to the share and of the right of the Company to forfeit, sell, reissue or otherwise "dispose of the share under this Constitution".

3.9 Interest payable by member

(a) For the purposes of **rules 3.1(g)(i)**, **3.4(g)(ii)** and **3.5(i)(iii)**, the rate of interest payable to the Company is:

(i) if the directors have fixed a rate, the rate so fixed; or

(ii) in any other case, 15% per annum.

(b) Interest payable under **rules 3.1(g)(i)**, **3.4(g)(ii)** and **3.5(i)(iii)** accrues daily and may be capitalised monthly or at such other intervals as the directors think fit.

4. TRANSFER AND TRANSMISSION OF SHARES

4.1 Transfer of shares

(a) Subject to this Constitution and to the rights or restrictions attached to any shares or class of shares, a member may transfer all or any of the member's shares by:

(i) a Proper ASTC Transfer; or

(ii) an instrument in writing in any usual form or in any other form that the directors approve.

(b) A transferor of shares remains the holder of the shares transferred until the transfer is:

(i) effected in accordance with the ASTC Settlement Rules and/ or ACH Clearing Rules; or

(ii) registered and the name of the transferee is entered in the register of members in respect of the shares.

(c) The Company must not charge a fee for the registration of a transfer of shares.

(d) An instrument of transfer referred to in **rule 4.1(a)(ii)** must:

(i) be signed by or on behalf of both the transferor and the transferee unless:

(A) the instrument of transfer relates only to fully paid shares and signature by the transferee has been dispensed with by the directors; or

(B) the transfer of the shares is effected by a document which is, or documents which together are, a sufficient transfer of those shares under the *Corporations Act 2001*;

(ii) if required by law to be stamped, be duly stamped;

(iii) be left for registration at the registered office of the Company, or at such other place as the directors determine, accompanied by such evidence as the directors may require to prove the title of the transferor or the transferor's right to the shares (including, in the case of a Certificated Holding, the certificate for the shares) and to prove the right of the transferee to be registered as the owner of the shares.

(e) Subject to the powers vested in the directors under **rules 4.2** and **4.3**, where the Company receives an instrument of transfer under **rule 4.1(d)**, the Company must register the transferee named in the instrument as the holder of the shares to which it relates.

(f) The Company may retain any registered instrument of transfer received by the Company under **rule 4.1(d)** for such period as the directors think fit.

(g) Except in the case of fraud, the Company must return any instrument of transfer received under **rule 4.1(d)** which the directors decline to register to the person who deposited it with the Company.

(h) The directors may do anything that is necessary or desirable for the Company to participate in any computerised, electronic or other system for facilitating the transfer of shares that may be owned, operated or sponsored by the ASX or a Related Body Corporate of the ASX.

(i) The directors may, to the extent permitted by law, waive all or any of the requirements of this **rule 4.1**, whether for the purpose of giving effect to **rule 4.1(h)** or otherwise.

4.2 Power to decline registration of transfers

(a) The directors may ask ACH and/or ASTC to apply a holding lock to prevent a Proper ASTC Transfer or decline to register an instrument of transfer received under **rule 4.1(d)**

where the transfer is not in registrable form or the refusal to register the transfer is permitted under the Listing Rules (whether or not the Company is then a Listed Company).

(b) If the directors ask ACH and/or ASTC to apply a holding lock or decline to register a transfer under **rule 4.2(a)**, the Company must give:

(i) in the case of a Proper ASTC Transfer, the holder of the shares;

(ii) in the case of any other instrument of transfer, the party lodging the transfer,

written notice of the refusal and the precise reasons for it within 5 Business Days after:

(iii) in the case of a Proper ASTC Transfer, the date on which the Company asked for the holding lock; and

(iv) in the case of any other instrument of transfer, the date on which the transfer was lodged with the Company,

but failure to do so will not invalidate the decision of the directors to decline to register the transfer or apply for the holding lock.

4.3 Power to suspend registration of transfers

The directors may suspend the registration of instruments of transfer received under **rule 4.1(d)** at such times and for such periods, not exceeding in total 30 days in any year, as they think fit.

4.4 Transmission of shares

(a) In the case of the death of a member, the only persons the Company will recognise as having any title to the member's shares or any benefits accruing in respect of those shares are:

(i) the legal personal representative of the deceased where the deceased was a sole holder; and

(ii) the survivor or survivors where the deceased was a joint holder.

(b) Nothing contained in **rule 4.4(a)** releases the estate of a deceased member from any liability in respect of a share, whether that share was held by the deceased member solely or jointly with other persons.

(c) A person who becomes entitled to a share as a result of a Transmission Event may, upon producing such evidence as the directors may require to prove that person's entitlement to the share (including, in the case of a Certificated Holding, the certificate for the share), elect:

(i) to be registered as the holder of the share by signing and serving on the Company a notice in writing stating that election; or

(ii) to have some other person nominated by that person registered as the transferee of the share by executing or otherwise effecting a transfer of the share to that other person.

(d) The provisions of this Constitution relating to the right to transfer shares, and the registration of transfers of shares, apply, so far as they can and with such changes as are necessary, to any transfer under **rule 4.4(c)(ii)** as if the relevant Transmission Event had

not occurred and the transfer were executed or effected by the registered holder of the share.

(e) For the purpose of this Constitution, where 2 or more persons are jointly entitled to any share as a result of a Transmission Event they will, upon being registered as the holders of the share, be taken to hold the share as joint tenants and **rule 2.10** will apply to them.

(f) Notwithstanding **rule 4.4(a)**, the directors may register a transfer of shares signed by a member prior to a Transmission Event even though the Company has notice of the Transmission Event.

5. GENERAL MEETINGS

5.1 Convening of general meetings

(a) The directors may, whenever they think fit, convene a general meeting. While the Company is a Listed Company any director may convene a general meeting.

(b) A general meeting may be convened only as provided by this **rule 5.1(a)** or as provided by the *Corporations Act 2001*.

(c) The directors may, by notice to the ASX, postpone, cancel or change the venue for a general meeting, but a general meeting convened under section 249D of the *Corporations Act 2001* may not be postponed beyond the date by which section 249D of the *Corporations Act 2001* requires it to be held and may not be cancelled without the consent of the requisitioning member or members.

5.2 Notice of general meetings

(a) Subject to this Constitution and to the rights or restrictions attached to any shares or class of shares at least 28 days' notice of a general meeting must be given in the manner authorised by **rule 13.1** to each person who is at the date of the notice:

(i) a member;

(ii) a director; or

(iii) an auditor of the Company,

and, while the Company is a Listed Company, notice must be given to the ASX within the time limits prescribed by the Listing Rules.

(b) A notice of a general meeting must:

(i) specify the place, date and time of the meeting and except as provided in **rule 5.2(c)** state the general nature of the business to be transacted at the meeting;

(ii) contain any statement or information required by the Law;

(iii) be accompanied by a proxy form which will:

(A) enable the member to vote for or against, or abstain from, each resolution to be put to the meeting; and

(B) allow for the insertion by the member of the name of the person or persons to be appointed as proxy and may also provide that, in such circumstances and on such conditions specified in the form as are not

inconsistent with this Constitution, the chairperson of the relevant meeting (or another person specified in the proxy form) is appointed as proxy; and

(iv) specify a place and a fax number, and may specify an electronic address, for the purposes of receipt of proxy appointments.

(c) It is not necessary for a notice of an annual general meeting to state that the business to be transacted at the meeting includes the consideration of accounts and the reports of the directors and auditor, the election of directors in place of those retiring, the appointment and fixing of the remuneration of the auditor of the Company or any other business which under the *Corporations Act 2001* ought to be transacted at the annual general meeting.

(d) A person may waive notice of any general meeting by notice in writing to the Company.

(e) The non-receipt of notice of a general meeting or proxy form by, or a failure to give notice of a general meeting or a proxy form to, any person entitled to receive notice of a general meeting under this **rule 5.2** does not invalidate any act, matter or thing done or resolution passed at the general meeting if:

(i) the non-receipt or failure occurred by accident or error; or

(ii) before or after the meeting, the person:

(A) has waived or waives notice of that meeting under **rule 5.2(d)**; or

(B) has notified or notifies the Company of the person's agreement to that act, matter, thing or resolution by notice in writing to the Company.

(f) A person's attendance at a general meeting:

(i) waives any objection that person may have to a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting; and

(ii) waives any objection that person may have to the consideration of a particular matter at the meeting which is not within the business referred to in the notice of the meeting or in **rule 5.2(c)**, unless the person objects to considering the matter when it is presented.

(g) A general meeting may be held at two or more venues simultaneously using any technology which gives the members as a whole a reasonable opportunity to participate.

(h) Where notice of a general meeting has been given, the directors may by notice given to all persons entitled to be given notice of the general meeting, postpone or cancel the general meeting.

(i) No person shall as regards any business of which notice has been duly given or otherwise be at liberty to move at any meeting any resolution or any amendment of a resolution not previously approved of by the directors unless he has given not less than 5 business days notice of his intention to move such resolution or amendment at such meeting by leaving a copy of the resolution or amendment at the registered office of the Company.

5.3 Admission to general meetings

The chairperson of a general meeting may refuse admission to, or require to leave and remain out of, the meeting any person:

(a) in possession of a pictorial-recording or sound-recording device;

(b) in possession of a placard or banner;

(c) in possession of a rule considered by the chairperson to be dangerous, offensive or liable to cause disruption;

(d) who refuses to produce or to permit examination of any rule, or the contents of any rule, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(f) who is not:

(i) a member or a proxy, attorney or Representative of a member;

(ii) a director; or

(iii) an auditor of the Company.

5.4 Quorum at general meetings

(a) No business may be transacted at any general meeting, except the election of a chairperson and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b) Two or more members present personally or separately represented by proxy representative or attorney shall be a quorum for a general meeting.

(c) If a quorum is not present within 30 minutes after the time appointed for a general meeting:

(i) where the meeting was convened upon the requisition of members, the meeting must be dissolved; or

(ii) in any other case:

(A) the meeting stands adjourned to such day, and at such time and place, as the directors determine or, if no determination is made by the directors, to the same day in the next week at the same time and place; and

(B) if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting must be dissolved.

5.5 Chairperson of general meetings

(a) The chairperson of directors must (if present within 15 minutes after the time appointed for the meeting and willing to act) preside as chairperson at each general meeting.

(b) If at a general meeting:

(i) there is no chairperson of directors;

(ii) the chairperson of directors is not present within 15 minutes after the time appointed for the meeting; or

(iii) the chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

then if the directors have elected a deputy chairperson of directors, the deputy chairperson of directors must (if present within 15 minutes after the time appointed for the meeting and willing to act) preside as chairperson at the meeting.

(c) Subject to **rule 5.5(a)**, if at a general meeting:

(i) there is no deputy chairperson of directors;

(ii) the deputy chairperson of directors is not present within 15 minutes after the time appointed for the meeting; or

(iii) the deputy chairperson of directors is present within that time but is not willing to act as chairperson of the meeting;

the members present must elect as chairperson of the meeting:

(iv) another director who is present and willing to act; or

(v) if no other director willing to act is present at the meeting, a member who is present and willing to act.

5.6 Conduct of general meetings

(a) The chairperson of a general meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting and may require the adoption of any procedures which are in his or her opinion necessary or desirable for:

(i) proper and orderly debate or discussion, including limiting the time that a person present may speak on a motion or other item of business before the meeting; and

(ii) the proper and orderly casting or recording of votes at the general meeting, whether on a show of hands or on a poll, including the appointment of scrutineers.

(b) The chairperson of a general meeting may at any time he or she considers it necessary or desirable for the proper and orderly conduct of the meeting:

(i) terminate debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the members present; or

(ii) allow debate or discussion on any business, question, motion or resolution being considered by the meeting to continue.

(c) The chairperson of a general meeting may:

(i) subject to paragraphs (iii) and (iv) refuse to allow debate or discussion on any business, question, motion or resolution which is not within the business referred to in the notice of meeting or **rule 5.2(d)**; and

(ii) refuse to allow any amendment to be moved to a resolution of which notice has been given under **rule 5.2(c)**.

(iii) the chairperson of an annual general meeting must allow a reasonable opportunity for the Members as a whole at the meeting to ask questions about or make comments on the management of the Company.

(iv) If the Company's Auditor or their representative is at the meeting, the chairperson of an annual general meeting must allow a reasonable opportunity for the Members as a whole at the meeting to ask the Auditor or their representative questions relevant to the conduct of the audit and the preparation and content of the Auditor's report.

(d) A decision by a chairperson under **rule 5.6(a)**, **(b)** or **(c)** is final.

(e) The chairperson of a general meeting may at any time during the course of the meeting adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting.

(f) If the chairperson exercises his or her right under **rule 5.6(e)**, it is in the chairperson's sole discretion whether to seek the approval of the members present to the adjournment.

(g) The chairperson's rights under **rule 5.6(e)** are exclusive and, unless otherwise required by the chairperson, no vote may be taken or demanded by the members present in respect of any adjournment.

(h) No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(i) Where a meeting is adjourned, notice of the adjourned meeting must be given to the ASX, but need not to be given to any other person.

(j) Where a meeting is adjourned, the directors may, by notice to the ASX, postpone, cancel or change the venue of the adjourned meeting.

5.7 Decisions at general meetings

(a) Except in the case of any resolution which as a matter of law or the Listing Rules requires a special majority, questions arising at a general meeting will be decided by a majority of votes cast by the members present at the meeting and any such decision is a decision of the members for all purposes.

(b) If there is an equality of votes upon any proposed resolution, the chairperson of the meeting, has a casting vote in addition to his or her deliberative vote.

(c) A resolution put to the vote of a general meeting must be decided on a show of hands, unless a poll is demanded before or immediately after the declaration of the result of the show of hands:

(i) by the chairperson of the meeting;

(ii) by at least 5 members entitled to vote on the resolution;

(iii) by a member or members representing not less than 5% of the votes that may be cast on the resolution on a poll; or

(iv) by a member or members holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(d) A demand for a poll does not prevent the continuance of a general meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) Unless a poll is duly demanded, a declaration by the chairperson of a general meeting that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(f) If a poll is duly demanded at a general meeting, it will be taken in such manner and either at once or after an interval or adjournment or otherwise as the chairperson of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded.

(g) A poll cannot be demanded at a general meeting on the election of a chairperson of the meeting.

(h) The demand for a poll may be withdrawn.

5.8 Voting rights

(a) Subject to this Constitution and to any rights or restrictions attached to any shares or class of shares, at a general meeting:

(i) on a show of hands, every member present has one vote; and

(ii) on a poll, every member present has:

(A) one vote for each fully paid share held by the member and in respect of which the member is entitled to vote; and

(B) a fraction of a vote for each partly paid share held by the member and in respect of which the member is entitled to vote, equivalent to the proportion which the amount paid up (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited) on the share.

(iii) for the purposes of **rule 5.8(a)(ii)(B)**, an amount paid on a share in advance of a call is to be taken as not having been paid on the share.

(b) Where a person present at a general meeting represents personally or by proxy, attorney or Representative more than one member:

(i) on a show of hands the person is entitled to one vote only despite the number of members the person represents;

(ii) that vote will be taken as having been cast for all the members the person represents;

(iii) the person must not exercise that vote in a way which would contravene any directions given to the person in accordance with **rule 5.9(g)** in any instrument appointing the person as a proxy or attorney; and

(iv) if the person has been appointed as a proxy under two or more instruments that specify different ways to vote on a resolution, the person may not vote as a proxy on a show of hands; however, if the person is a Member, the person may vote on a show of hands without regard to the proxies the person holds.

(c) A joint holder may vote at any meeting in person or by proxy, attorney or Representative as if that person was the sole holder. If more than one joint holder tenders a vote, the vote of the holder named first in the register must be accepted to the exclusion of the other or others.

(d) The parent or guardian of an infant member may vote at any general meeting upon such evidence being produced of the relationship or of the appointment of the guardian as the directors may require and any vote so tendered by a parent or guardian of an infant member must be accepted to the exclusion of the vote of the infant member.

(e) A person entitled to a share as a result of a Transmission Event may vote at any general meeting in respect of that share in the same manner as if that person were the registered holder of the share if, not less than 48 hours before the meeting, the directors have:

(i) admitted that person's right to vote at that meeting in respect of the share; or

(ii) been satisfied of that person's right to be registered as the holder of, or to transfer, the share under **rule 4.4(c)**,

and any vote so tendered by such a person must be accepted to the exclusion of the vote of the registered holder of the share.

(f) Where a member holds any share upon which any call or other sum of money payable to the Company has not been duly paid:

(i) that member is only entitled to be present at a general meeting and vote if other shares are held by that member upon which no money is then due and payable; and

(ii) upon a poll, that member is not entitled to vote in respect of that share but may vote in respect of any other shares held upon which no money is then due and payable.

(g) A member is not entitled to vote on any resolution for the purposes of the Listing Rules if the Listing Rules provide:

(i) the member must not vote or must abstain from voting on the resolution; or

(ii) a vote on the resolution by the member must be disregarded for the purposes of the Listing Rules,

and if the member does vote on such a resolution, his or her vote must not be counted.

(h) An objection to the qualification of a person to vote at a general meeting:

(i) must be raised before or at the meeting at which the vote objected to is given or tendered; and

(ii) must be referred to the chairperson of the meeting, whose decision is final.

(i) A vote not disallowed by the chairperson of a meeting under **rule 5.8(h)** is valid for all purposes.

5.9 Representation at general meetings

(a) Subject to this Constitution, each member entitled to vote at a meeting of members may vote:

(i) in person or, where a member is a body corporate, by its Representative;

(ii) by not more than 2 proxies; or

(iii) by not more than 2 attorneys.

(b) A proxy, attorney or Representative may, but need not, be a member of the Company.

(c) A proxy, attorney or Representative may be appointed for all general meetings, or for any number of general meetings, or for a particular general meeting.

(d) Unless otherwise provided in the instrument, an instrument appointing a proxy, attorney or Representative will be taken to confer authority:

(i) to agree to a meeting being convened by shorter notice than is required by the *Corporations Act 2001* or by this Constitution;

(ii) to agree to a resolution being proposed and passed at a meeting of which less than 28 days' notice has been given;

(iii) to speak to any proposed resolution on which the proxy, attorney or Representative may vote;

(iv) to demand or join in demanding a poll on any resolution on which the proxy, attorney or Representative may vote;

(v) even though the instrument may refer to specific resolutions and may direct the proxy, attorney or Representative how to vote on those resolutions:

(A) to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(B) to vote on any procedural motion, including any motion to elect the chairperson, to vacate the chair or to adjourn the meeting; and

(C) to act generally at the meeting; and

(vi) even though the instrument may refer to a specific meeting to be held at a specified time or venue, where the meeting is rescheduled or adjourned to another time or changed to another venue, to attend and vote at the re-scheduled or adjourned meeting or at the new venue.

(e) The chairperson of a meeting may require any person purporting to act as a proxy, attorney or Representative to establish to the satisfaction of the chairperson that the person has been validly appointed as a proxy, attorney or Representative and is the

person named in the relevant instrument of appointment, failing which the person may be excluded from attending or voting at the meeting.

(f) Where a member appoints 2 proxies or attorneys to vote at the same general meeting and the authority of one is not conditional on the other failing to attend or vote, the following rules apply:

(i) the appointment is of no effect and a proxy or attorney may not vote unless each proxy or attorney, as the case may be, is appointed to represent a specified proportion of the member's voting rights;

(ii) on a show of hands, only the first person named in the instrument appointing the proxies, or if they are named in separate instruments, the person whose name is earlier in alphabetical sequence, may vote; and

(iii) on a poll, each proxy or attorney may only exercise the voting rights the proxy or attorney represents.

(g) An instrument appointing a proxy or attorney may direct the manner in which the proxy or attorney is to vote in respect of a particular resolution and, where an instrument so provides, the proxy or attorney is not entitled to vote on the proposed resolution except as directed in the instrument.

(h) An instrument appointing a proxy or attorney need not be in any particular form provided it is in writing, legally valid and:

(i) in the case of a natural person, signed by the appointer;

(ii) in the case of a body corporate, executed by the appointer; or

(iii) in either case, signed by the appointer's attorney.

(i) An instrument of proxy is not invalid or ineffective merely if any or all of the following applies:-

(i) it does not contain the address of the Member giving it;

(ii) it does not contain the address of the person appointed by it;

(iii) it is not dated; and

(iv) it does not contain a direction to the appointee as to how to vote on any or all items of business.

(j) A proxy or attorney may not vote at a general meeting or adjourned meeting or on a poll unless the instrument appointing the proxy or attorney, and the original or an attested copy of the power of attorney or other authority (if any) under which the instrument is signed, are deposited at the registered office of the Company or at such other place specified for that purpose in the notice convening the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting or taking the poll (as the case may be).

(k) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite:

(i) a Transmission Event occurring in relation to the appointer; or

(ii) the revocation of the instrument or of the authority under which the instrument was executed,

if no notice in writing of the Transmission Event or revocation has been received by the Company by the time and at one of the places at which the instrument appointing the proxy or attorney is required to be deposited under **rule 5.9(i)**.

(l) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be deposited under **rule 5.9(i)**.

(m) The appointment of a proxy or attorney is not revoked by the appointer attending and taking part in the general meeting but, if the appointer votes on any resolution, the proxy or attorney is not entitled to vote, and must not vote, as the appointer's proxy or attorney on the resolution.

(n) A proxy form issued by the Company must allow for the insertion of the name of the person to be primarily appointed as proxy and may provide that, in such circumstances and on such conditions specified in the form as are not inconsistent with this Constitution, the chairperson of the relevant meeting (or another person specified in the proxy form) is appointed as proxy.

6. DIRECTORS

6.1 Appointment and removal of directors

(a) The minimum number of directors is 3. The maximum number of directors is to be fixed by the directors, but must not be more than 8 unless the Company in general meeting determines otherwise. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect.

(b) The directors in office on the date that this Constitution was adopted by the Company continue in office but on the terms and conditions set out in this Constitution.

(c) Subject to **rules 6.1(a)**and **(l)**, the Company may by resolution elect any natural person to be a director, either as an addition to the existing directors or as otherwise provided in this Constitution.

(d) Subject to **rules 6.1(a)** and **(e)**, the directors may appoint any natural person to be a director, either as an addition to the existing directors or to fill a casual vacancy (including any casual vacancy arising where a director is removed from office under **rule 6.1(k)** and no person is appointed in place of that director under **rule 6.1(k)(ii)**.

(e) A director, other than the managing director (or if there is more than one managing director, the managing director appointed first in time), appointed under **rule 6.1(d)** must retire from office at the next general meeting following his or her appointment.

(f) An election of directors must take place each year and at that meeting:

(i) excluding any director who is required to retire at that meeting under **rule 6.1(e)** and the managing director (or if there is more than one managing director, the managing director appointed first in time):

(A) one-third of the remaining directors (rounded down, if necessary, to the nearest whole number); and

(B) any other director who, if he does not retire, will at the conclusion of the meeting have been in office for 3 or more years and for 3 or more annual general meetings since he or she was last elected to office,

must retire from office as directors; and

(ii) if no director is required to retire from office under **rule 6.1(f)(i)**, at least one director, excluding a managing director (or if there is more than one managing director, the managing director appointed first in time) but including a director appointed under **rule 6.1(d)** who is required to retire at that meeting under **rule 6.1(e)**, must retire from office as a director.

(g) The director or directors who must retire at an annual general meeting in accordance with **rule 6.1(f)(i)(A)** or **6.1(f)(ii)** (as the case may be) is the director who has, or are the directors who have, been longest in office since their last election but, as between persons who were last elected as directors on the same day, the director or directors to retire must be determined by agreement among themselves or, in the absence of agreement, by lot.

(h) Subject to **rule 6.1(m)**, the Company may by resolution fill the office vacated by a director under **rule 6.1(e)** or **(f)** by electing a person to that office.

(i) A director retiring from office under **rule 6.1(e)** or **(f)** is eligible for re-election and that director may by resolution of the Company be re-elected to that office.

(j) The retirement of a director from office under **rule 6.1(e)** or **(f)** and the re-election of the director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occur.

(k) The Company may:

(i) by resolution in accordance with section 203D of the *Corporations Act 2001* remove a director from office; and

(ii) subject to **rule 6.1(m)**, by resolution fill the office vacated by a director who is removed under **rule 6.1(k)(i)** by electing another person to that office.

(l) A person elected as a director under **rule 6.1(k)(ii)** must retire under **rule 6.1(e)** or **(f)** (as the case may be) on the same day that the director in whose place he or she was appointed would have had to retire under **rule 6.1(e)** or **(f)** if that director had not been removed from office under **rule 6.1(k)(i)**.

(m) A person may only be elected to the office of a director at a general meeting if:

(i) he or she is a director retiring from office under **rule 6.1(e)** or **(f)** and standing for re-election at that meeting;

(ii) he or she has been nominated by the directors for election at that meeting;

(iii) if the person is a member, he or she has at least 35 Business Days before the meeting served on the Company a notice signed by him or her signifying his or her desire to be a candidate for election at that meeting; or

(iv) whether or not the person is a member, some member intending to nominate him or her for election at that meeting has at least 35 Business Days before the meeting served on the Company a notice signed by the member and signifying the member's intention to nominate the person for election, which is

accompanied by a notice signed by the person and signifying his or her consent to the nomination.

(n) If there is more than one managing director at any time:

(i) a managing director will be regarded as being appointed first in time if that managing director was appointed as managing director prior to the appointment of any other person as managing director who is also a managing director at the relevant time; and

(ii) if it is not possible to determine which managing director was appointed first in time because more than one was appointed as managing director at the same time, the managing director whose name first appears in the minutes noting the appointment of those persons as managing directors will be deemed to have been appointed first in time.

6.2 Vacation of office

In addition to the circumstances prescribed by the *Corporations Act 2001*, the office of a director becomes vacant if the director:

(a) becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

(b) becomes bankrupt or insolvent or makes any arrangement or composition with his or her creditors generally;

(c) is convicted of a felony and the directors do not within one month of that conviction resolve to confirm the director's appointment or election (as the case may be) to the office of director;

(d) fails to attend meetings of the directors for more than 3 consecutive months without leave of absence from the directors; or

(e) resigns by notice in writing to the Company.

6.3 Remuneration of directors

(a) Each director is entitled to such remuneration out of the funds of the Company as the directors determine, but the remuneration of non-executive directors may not exceed in aggregate in any year the amount fixed by the Company in general meeting for that purpose.

(b) The remuneration of directors:

(i) may be a stated salary or a fixed sum for attendance at each meeting of directors or both; or

(ii) may be a share of a fixed sum determined by the Company in general meeting to be the remuneration payable to all directors which is to be divided between the directors in the proportions agreed between them or, failing agreement, equally,

and if it is a stated salary under **rule 6.3(b)(i)** or a share of a fixed sum under **rule 6.3(b)(ii)**, will be taken to accrue from day to day.

(c) The remuneration payable by the Company to a director must not include a commission on, or percentage of operating revenue.

(d) In addition to their remuneration under **rule 6.3(a)**, the directors are entitled to be paid all travelling and other expenses properly incurred by them in connection with the affairs of the Company, including attending and returning from general meetings of the Company or meetings of the directors or of committees of the directors.

(e) If a director renders or is called upon to perform extra services or to make any special exertions in connection with the affairs of the Company, the directors may arrange for a special remuneration to be paid to that director, either in addition to or in substitution for that director's remuneration under **rule 6.3(a)**.

(f) Nothing in **rule 6.3(a)** restricts the remuneration to which a director may be entitled as an officer of the Company or of a Related Body Corporate in a capacity other than director, which may be either in addition to or in substitution for that director's remuneration under **rule 6.3(a)**.

(g) The directors may:

(i) at any time after a director dies or otherwise ceases to hold office as a director, pay to the director or a legal personal representative, spouse, relative or dependant of the director, in addition to the remuneration of that director under **rule 6.3(a)**, a pension or lump sum payment in respect of past services rendered by that director; and

(ii) cause the Company to enter into a contract with the director for the purpose of providing for or giving effect to such a payment.

(h) The directors may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors.

6.4 Share qualification

(a) A director is not required to hold any shares in the Company to qualify for appointment.

(b) A director who is not a member of the Company is nevertheless entitled to attend and speak at general meetings.

6.5 Interested directors

(a) A director may hold any other office or place of profit (other than auditor) in the Company or any Related Body Corporate in conjunction with his or her directorship and may be appointed to that office or place upon such terms as to remuneration, tenure of office and otherwise as the directors think fit.

(b) A director of the Company may be or become a director or other officer of, or otherwise interested in, any Related Body Corporate or any other body corporate promoted by the Company or in which the Company may be interested as a shareholder or otherwise and is not accountable to the Company for any remuneration or other benefits received by the director as a director or officer of, or from having an interest in, that body corporate.

(c) The directors may exercise the voting rights conferred by shares in any body corporate held or owned by the Company in such manner in all respects as the directors think fit (including voting in favour of any resolution appointing a director as a director or other officer of that body corporate or voting for the payment of remuneration to the directors

or other officers of that body corporate) and a director may, if permitted by law, vote in favour of the exercise of those voting rights notwithstanding that he or she is, or may be about to be appointed, a director or other officer of that other body corporate and, as such, interested in the exercise of those voting rights.

(d) A director is not disqualified merely because of being a director from contracting with the Company in any respect including, without limitation:

(i) selling any property to, or purchasing any property from, the Company;

(ii) lending any money to, or borrowing any money from, the Company with or without interest and with or without security;

(iii) guaranteeing the repayment of any money borrowed by the Company for a commission or profit;

(iv) underwriting or guaranteeing the subscription for securities in the Company or in any Related Body Corporate or any other body corporate promoted by the Company or in which the Company may be interested as a shareholder or otherwise, for a commission or profit; or

(v) being employed by the Company or acting in any professional capacity (other than auditor) on behalf of the Company.

(e) No contract made by a director with the Company and no contract or arrangement entered into by or on behalf of the Company in which any director may be in any way interested is avoided or rendered voidable merely because of the director holding office as a director or because of the fiduciary obligations arising out of that office.

(f) No director contracting with or being interested in any arrangement involving the Company is liable to account to the Company for any profit realised by or under any such contract or arrangement merely because of the director holding office as a director or because of the fiduciary obligations arising out of that office.

(g) Subject to **rule 6.5(h)**, a director who is in any way interested in any contract or arrangement or proposed contract or arrangement may, despite that interest:

(i) be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement;

(ii) sign or countersign any document relating to that contract or arrangement or proposed contract or arrangement to which the Seal is affixed; and

(iii) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement.

(h) The provisions of **rule 6.5** do not apply if, and to the extent that, they would be contrary to the *Corporations Act 2001* or the Listing Rules.

(i) The directors may make regulations requiring the disclosure of interests that a director, and any person deemed by the directors to be related to or associated with the director, may have in any matter concerning the Company or a Related Body Corporate and any regulations made under this rule will bind all directors.

6.6 Powers and duties of directors

(a) The directors are responsible for managing the business of the Company and may exercise to the exclusion of the Company in general meeting all the powers of the Company which are not required, by the *Corporations Act 2001*, this Constitution or (while the Company is a Listed Company) the Listing Rules, to be exercised by the Company in general meeting.

(b) Without limiting the generality of **rule 6.6(a)**, the directors may exercise all the powers of the Company to borrow or otherwise raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

(c) The directors may determine how cheques, promissory notes, bankers drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by or on behalf of the Company.

(d) The directors may pay out of the Company's funds all expenses of the promotion, formation and registration of the Company and the vesting in it of the assets acquired by it.

(e) The directors may:

(i) appoint or employ any person to be an officer, agent or attorney of the Company for such purposes with such powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the directors), for such period and upon such conditions as they think fit;

(ii) authorise an officer, agent or attorney to delegate all or any of the powers, discretions and duties vested in the officer, agent or attorney; and

(iii) subject to any contract between the Company and the relevant officer, agent or attorney, remove or dismiss any officer, agent or attorney of the Company at any time, with or without cause.

(f) A power of attorney may contain such provisions for the protection and convenience of the attorney or persons dealing with the attorney as the directors think fit.

6.7 Proceedings of directors

(a) The directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) The contemporaneous linking together by telephone or other method of audio or audio visual communication of a number of the directors sufficient to constitute a quorum, constitutes a meeting of the directors and all the provisions in this Constitution relating to meetings of the directors apply, so far as they can and with such changes as are necessary, to meetings of the directors by telephone or audio or audio visual communication.

(c) A director participating in a meeting by telephone or audio or audio visual communication is to be taken to be present in person at the meeting.

(d) A meeting by telephone or audio or audio visual communication is to be taken to be held at the place determined by the chairperson of the meeting provided that at least one of the directors involved was at that place for the duration of the meeting.

6.8 Convening of meetings of directors

(a) A director may, whenever the director thinks fit, convene a meeting of the directors.

(b) A secretary must, on the requisition of a director, convene a meeting of the directors.

6.9 Notice of meetings of directors

(a) Subject to this Constitution, notice of a meeting of directors must be given to each person who is at the time of giving the notice:

(i) a director, other than a director on leave of absence approved by the directors; or

(ii) an alternate director appointed under **rule 6.14** by a director on leave of absence approved by the directors.

(b) A notice of a meeting of directors:

(i) must specify the time and place of the meeting;

(ii) need not state the nature of the business to be transacted at the meeting;

(iii) may be given immediately before the meeting;

(iv) may be given in person or by post, telex, facsimile transmission, telephone or other method of written, audio or audio visual communication; and

(v) will be taken to have been given to an alternate director if it is given to the director who appointed that alternate director.

(c) A director or alternate director may waive notice of any meeting of directors by notifying the Company to that effect in person or by post, telex, facsimile transmission, telephone or other method of written, audio or audio visual communication.

(d) The non-receipt of notice of a meeting of directors by, or a failure to give notice of a meeting of directors to, a director does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(i) the non-receipt or failure occurred by accident or error;

(ii) before or after the meeting, the director or an alternate director appointed by the director:

(A) has waived or waives notice of that meeting under **rule 6.9(c)**; or

(B) has notified or notifies the Company of agreement to that act, matter, thing or resolution personally or by post, telex, facsimile transmission, telephone or other method of written, audio or audio visual communication; or

(iii) the director or an alternate director appointed by the director attended the meeting.

(e) The non-receipt of notice of a meeting of directors by, or a failure to give notice of a meeting of directors to, an alternate director of a director on leave of absence approved

by the directors does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(i) the non-receipt or failure occurred by accident or error;

(ii) before or after the meeting, the alternate director or the director who appointed the alternate director:

(A) has waived or waives notice of that meeting under **rule 6.9(c)**; or

(B) has notified or notifies the Company of agreement to that act, matter, thing or resolution personally or by post, telex, facsimile transmission, telephone or other method of written, audio or audio visual communication; or

(iii) the alternate director or the director who appointed the alternate director attended the meeting.

(f) Attendance by a person at a meeting of directors waives any objection that person and:

(i) if the person is a director, an alternate director appointed by that person; or

(ii) if the person is an alternate director, the director who appointed that person as alternate director,

may have to a failure to give notice of the meeting.

6.10 Quorum at meetings of directors

(a) No business may be transacted at a meeting of directors unless a quorum of directors is present at the time the business is dealt with.

(b) A quorum consists of:

(i) if the directors have fixed a number for the quorum, that number of directors; and

(ii) in any other case, 2 directors,

present at the meeting of directors.

(c) If there is a vacancy in the office of a director, the remaining director or directors may act but, if the number of remaining directors is not sufficient to constitute a quorum at a meeting of directors, the remaining director or directors may act only in an emergency or for the purpose of increasing the number of directors to a number sufficient to constitute a quorum or of convening a general meeting of the Company.

6.11 Chairperson and deputy chairperson of directors

(a) The directors may elect one of the directors to the office of chairperson of directors and may determine the period for which that director is to be chairperson of directors.

(b) The directors may elect one of the directors to the office of deputy chairperson of directors and may determine the period for which that director is to be deputy chairperson of directors.

(c) The office of chairperson of directors or deputy chairperson of directors may, if the directors so resolve, be treated as an extra service or special exertion performed by the director holding that office for the purposes of **rule 6.3(e)**.

(d) The chairperson of directors must (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) preside as chairperson at each meeting of directors.

(e) If at a meeting of directors:

(i) there is no chairperson of directors;

(ii) the chairperson of directors is not present within 10 minutes after the time appointed for the holding of the meeting; or

(iii) the chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

then if the directors have elected a deputy chairperson of directors, the deputy chairperson of directors must (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) preside as the chairperson of the meeting.

(f) Subject to **rule 6.11(d)**, if at a meeting of directors:

(i) there is no deputy chairperson of directors;

(ii) the deputy chairperson of directors is not present within 10 minutes after the time appointed for the holding of the meeting; or

(iii) the deputy chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

the directors present must elect one of themselves to be chairperson of the meeting.

6.12 Decisions of directors

(a) A meeting of directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the directors under this Constitution.

(b) Questions arising at a meeting of directors are to be decided by a majority of votes cast by the directors present and any such decision is for all purposes a determination of the directors.

(c) Subject to **rule 6.12(d)**, in the case of an equality of votes upon any proposed resolution the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote.

(d) Where only two directors are present or qualified to vote at a meeting of directors and there is an equality of votes upon any proposed resolution:

(i) the chairperson of the meeting will not have a second or casting vote; and

(ii) the proposed resolution is to be taken as having been lost.

6.13 Written resolutions

(a) If:

(i) all of the directors, other than:

(A) any director on leave of absence approved by the directors;

(B) any director who disqualifies himself or herself from considering the act, matter, thing or resolution in question on the grounds that he or she is not entitled at law to do so or has a conflict of interest; and

(C) any director who the directors reasonably believe is not entitled at law to do the act, matter or thing or to vote on the resolution in question,

assent to a document containing a statement to the effect that an act, matter or thing has been done or resolution has been passed; and

(ii) the directors who assent to the document would have constituted a quorum at a meeting of directors held to consider that act, matter, thing or resolution,

then that act, matter, thing or resolution is to be taken as having been done at or passed by a meeting of the directors.

(b) For the purposes of **rule 6.13(a)**:

(i) the meeting is to be taken as having been held:

(A) if the directors assented to the document on the same day, on the day on which the document was assented to and at the time at which the document was last assented to by a director; or

(B) if the directors assented to the document on different days, on the day on which, and at the time at which, the document was last assented to by a director;

(ii) 2 or more separate documents in identical terms each of which is assented to by one or more directors are to be taken as constituting one document; and

(iii) a director may signify assent to a document by signing the document or by notifying the Company of the director's assent in person or by post, telex, facsimile transmission, telephone or other method of written, audio or audio visual communication.

(c) Where a director signifies assent to a document otherwise than by signing the document, the director must by way of confirmation sign the document at the next meeting of the directors attended by that director, but failure to do so does not invalidate the act, matter, thing or resolution to which the document relates.

(d) Where a document is assented to in accordance with **rule 6.13(a)**, the document is to be taken as a minute of a meeting of directors.

6.14 Alternate directors

(a) A director may, with the approval of the directors, appoint a person to be the director's alternate director for such period as the director thinks fit.

(b) An alternate director may, but need not, be a member or a director of the Company.

(c) One person may act as alternate director to more than one director.

(d) An alternate director is entitled, if the appointer does not attend a meeting of directors, to attend and vote in place of and on behalf of the appointer.

(e) An alternate director is entitled to a separate vote for each director the alternate director represents in addition to any vote the alternate director may have as a director in his or her own right.

(f) In the absence of the appointer, an alternate director may exercise any powers that the appointer may exercise and the exercise of any such power by the alternate director is to be taken to be the exercise of the power by the appointer.

(g) The office of an alternate director is vacated if and when the appointer vacates office as a director.

(h) The appointment of an alternate director may be terminated at any time by the appointer even though the period of the appointment of the alternate director has not expired.

(i) An appointment, or the termination of an appointment, of an alternate director must be in writing signed by the director who makes or made the appointment and does not take effect unless and until the Company has received notice in writing of the appointment or termination.

(j) An alternate director is not to be taken into account in determining the minimum or maximum number of directors allowed under this Constitution.

(k) In determining whether a quorum is present at a meeting of directors, an alternate director who attends the meeting is to be counted as a director for each director on whose behalf the alternate director is attending the meeting.

(l) An alternate director is entitled to be paid such remuneration as the directors think fit, either in addition to or in reduction of the remuneration payable to the director for whom the alternate director acts as alternate.

(m) An alternate director is not entitled to be remunerated by the Company for his or her services as alternate director except as provided in **rule 6.14(l)**.

(n) An alternate director, while acting as a director, is responsible to the Company for his or her own acts and defaults and is not to be taken to be the agent of the director by whom he or she was appointed.

6.15 Committees of directors

(a) The directors may delegate any of their powers to a committee or committees consisting of such number of directors as they think fit.

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) The provisions of this Constitution applying to meetings and resolutions of directors apply, so far as they can and with such changes as are necessary, to meetings and resolutions of a committee of directors.

(d) Membership of a committee of directors may, if the directors so resolve, be treated as an extra service or special exertion performed by the members for the purposes of **rule 6.3(e)**.

6.16 Delegation to individual directors

(a) The directors may delegate any of their powers to one director.

(b) A director to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) Acceptance of such a delegation may, if the directors so resolve, be treated as an extra service or special exertion performed by the delegate for the purposes of **rule 6.3(e)**.

6.17 Validity of acts

An act done by a person acting as a director or by a meeting of directors or a committee of directors attended by a person acting as a director is not invalidated by reason only of:

(a) a defect in the appointment of the person as a director;

(b) the person being disqualified to be a director or having vacated office; or

(c) the person not being entitled to vote,

if that circumstance was not known by the person or the directors or committee (as the case may be) when the act was done.

7. EXECUTIVE OFFICERS

7.1 Managing directors

(a) The directors may appoint one or more of the directors to the office of managing director.

(b) A managing director's appointment as managing director automatically terminates if the managing director ceases to be a director.

7.2 Deputy managing directors

(a) The directors may appoint one or more of the directors to the office of deputy managing director.

(b) A deputy managing director's appointment as deputy managing director automatically terminates if the deputy managing director ceases to be a director.

7.3 Executive directors

(a) A reference in this **rule 7.3** to an executive director is a reference to a director who is also an officer of the Company or of a Related Body Corporate in a capacity other than director, managing director or deputy managing director.

(b) The directors may confer on an executive director such title as they think fit.

(c) An executive director may be appointed on the basis that the executive director's appointment:

(i) as a director automatically terminates if the executive director ceases to be an officer of the Company or of a Related Body Corporate in a capacity other than director; or

(ii) as an officer of the Company or of a Related Body Corporate in a capacity other than director automatically terminates if the executive director ceases to be a director.

7.4 Associate directors

(a) The directors may appoint one or more associate directors.

(b) The directors may confer on an associate director such title as they think fit.

(c) Even though the word "director" may appear in an associate director's title, an associate director is not to be taken to be a director of the Company and is not entitled:

(i) to attend any meeting of directors except by the invitation and with the consent of the directors; or

(ii) to vote at any meeting of directors.

7.5 Secretaries

(a) The directors must appoint at least one secretary and may appoint additional secretaries.

(b) The directors may appoint one or more assistant secretaries.

7.6 Provisions applicable to all executive officers

(a) A reference in this **rule 7.6** to an executive officer is a reference to a managing director, deputy managing director, executive director, associate director, secretary or assistant secretary appointed under this **part 7**.

(b) The appointment of an executive officer may be for such period, at such remuneration and upon such conditions as the directors think fit.

(c) The remuneration payable by the Company to an executive officer who is also a director must not include a commission on, or percentage of, operating revenue.

(d) Subject to any contract between the Company and the relevant executive officer, any executive officer of the Company may be removed or dismissed by the directors at any time, with or without cause.

(e) The directors may:

(i) confer on an executive officer such powers, discretions and duties (including any powers, discretions and duties vested in or exercisable by the directors) as they think fit;

(ii) withdraw, suspend or vary any of the powers, discretions and duties conferred on an executive officer; and

(iii) authorise the executive officer to delegate all or any of the powers, discretions and duties conferred on the executive officer.

(f) An executive officer is not required to hold any shares to qualify for appointment.

(g) An act done by a person acting as an executive officer is not invalidated by reason only of:

(i) a defect in the person's appointment as an executive officer; or

(ii) the person being disqualified to be an executive officer,

if that circumstance was not known by the person when the act was done.

8. SEALS

8.1 Safe custody of Seal

The directors must provide for the safe custody of the Seal.

8.2 Use of Seal

(a) The Seal must be used only by the authority of the directors or of a committee of the directors authorised by the directors to authorise the use of the Seal.

(b) The authority to use the Seal may be given before or after the Seal is used.

(c) Subject to **rule 8.6**, until the directors otherwise determine, every document to which the Seal is affixed must be signed by a director and countersigned by another director, a secretary or another person appointed by the directors to countersign that document or a class of documents in which that document is included.

8.3 Seal register

(a) The Company must keep a Seal register and, upon the affixing of the Seal to any document (other than a certificate for securities of the Company), must enter in the register particulars of the document, giving in each case the date of the document, the names of the parties to the document, a short description of the document and the names of the persons signing and countersigning the document under **rule 8.2(c)**.

(b) The register must be produced at meetings of directors for confirmation of the use of the Seal since confirmation was last given under this **rule 8.3**.

(c) Failure to comply with **rule 8.3(a)** or **(b)** does not invalidate any document to which the Seal is properly affixed.

8.4 Duplicate Seal

The Company may have, for use in any place out of the State or Territory where the Common Seal is kept, a duplicate common seal (known as the Duplicate Seal for that place) whose impression must be identical to that of the Common Seal but with "duplicate seal" and the name of the place where it is to be used added.

8.5 Authority to affix a Duplicate Seal

The Company may by instrument under the Common Seal authorise any person either generally or in specified circumstances to affix the Duplicate Seal for a particular place in that place to any instrument to which the Company is a party and determine any manner required for the affixing by that person of that Duplicate Seal in that place.

8.6 Effect of Duplicate Seal

Where an Duplicate Seal is affixed to an instrument in the place to which it relates by a person authorised and in the circumstances authorised for that person under **rule 8.5** in the manner described in **rule 8.5** (if any), that instrument is to be treated for all purposes as having been validly executed under the Common Seal.

8.7 Sealing and signing of certificates

The directors may determine either generally or in a particular case that the Seal and the signature of any director, secretary or other person is to be printed on or affixed to any certificates for securities in the Company by some mechanical or other means.

8.8 Register of Documents Executed in accordance with Section 127

The Company must keep a register of the documents it executes in accordance with section 127 of the *Corporations Act 2001* and, upon execution of a document, must enter in the register particulars of the document, giving in each case the date of the document, the names of the parties to the document, a short description of the document and the names of the persons who signed the document.

9. DISTRIBUTION OF PROFITS

9.1 Dividends

(a) The directors may declare and pay such interim and final dividends as, in their judgment, the financial position of the Company justifies.

(b) The directors may pay any dividend required to be paid under the terms of issue of a share.

(c) The payment of a dividend does not require any confirmation by a general meeting.

(d) Subject to any rights or restrictions attached to any shares or class of shares:

(i) all dividends in respect of shares must be declared and paid in proportion to the amounts paid (not credited) of the total amounts paid and payable (excluding amounts credited) on the shares;

(ii) all dividends must be apportioned and paid proportionately to the amounts so paid during any portion or portions of the period in respect of which the dividend is paid;

(iii) for the purposes of **rules 9.1(d)(i)** and **(ii)**, an amount paid on a share in advance of a call is to be taken as not having been paid on the share; and

(iv) interest is not payable by the Company in respect of any dividend.

(e) The directors may fix a record date in respect of a dividend, with or without suspending the registration of transfers from that date under **rule 4.3**.

(f) A dividend in respect of a share must be paid to the person who is registered, or entitled under **rule 4.1(e)** to be registered, as the holder of the share:

(i) where the directors have fixed a record date in respect of the dividend, on that date; or

(ii) where the directors have not fixed a record date in respect of that dividend, on the date the dividend is declared,

and a transfer of a share that is not registered, or left with the Company for registration in accordance with **rule 4.1(d)**, on or before that date is not effective, as against the Company, to pass any right to the dividend.

(g) The directors when declaring a dividend may:

(i) direct payment of the dividend wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the Company or of another body corporate, either generally or to specific shareholders; and

(ii) direct that the dividend be paid to particular shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source and to the remaining shareholders wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source or generally.

(h) The directors may deduct from any dividend payable to a member all sums of money presently payable by the member to the Company and apply the amount deducted in or towards satisfaction of the money owing.

(i) Where a person is entitled to a share as a result of a Transmission Event, the directors may, but are not obliged to, retain any dividends payable in respect of that share until that person becomes registered as the holder of the share or transfers it.

(j) Without prejudice to any other method of payment the directors may adopt, any dividend, interest or other money payable in cash in respect of shares may be paid by cheque and sent by post:

(i) to the address of the holder as shown in the register of members, or in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

(ii) to such other address as the holder or joint holders in writing directs or direct.

(k) A cheque sent under **rule 9.1(j)** may be made payable to bearer or to the order of the member to whom it is sent or such other person as the member may direct and is sent at the member's risk.

9.2 Capitalisation of profits

(a) Subject to any rights or restrictions attached to any shares or class of shares, the directors may capitalise and distribute among such of the members as would be entitled to receive dividends and in the same proportions, any amount:

(i) forming part of the undivided profits of the Company;

(ii) representing profits arising from an ascertained accretion to capital or from a revaluation of the assets of the Company;

(iii) arising from the realisation of any assets of the Company; or

(iv) otherwise available for distribution as a dividend.

(b) The directors may resolve that all or any part of the capitalised amount is to be applied:

(i) in paying up in full at a price determined by the resolution any unissued shares in or other securities of the Company;

(ii) in paying up any amounts unpaid on shares or other securities held by the members; or

(iii) partly as specified in **rule 9.2(b)(i)** and partly as specified in **rule 9.2(b)(ii)**,

and such an application must be accepted by the members entitled to share in the distribution in full satisfaction of their interests in the capitalised amount.

(c) **Rules 9.1(e)** and **(f)** apply, so far as they can and with such changes as are necessary, to a capitalisation of an amount under this **rule 9.2** as if references in those rules to a dividend and to the date a dividend is declared were references to a capitalisation of an amount and to the date the directors resolve to capitalise the amount under this **rule 9.2** respectively.

9.3 Ancillary powers

For the purpose of giving effect to any resolution for the satisfaction of a dividend in the manner set out in **rule 9.1(g)(i)** or by the capitalisation of any amount under **rule 9.2**, the directors may:

(a) settle as they think expedient any difficulty that may arise in making the distribution or capitalisation and, in particular, where shares or other securities in the Company are or would otherwise be issuable in fractions:

(i) issue fractional certificates for those shares or other securities;

(ii) determine that such fractions are to be disregarded or are to be rounded down to the nearest whole number; or

(iii) determine that such fractions are to be rounded up to the nearest whole number;

(b) fix the value for distribution of any specific assets;

(c) pay cash or issue shares or other securities to any members in order to adjust the rights of all parties;

(d) vest any such specific assets, cash, shares or other securities in any trustee upon such trusts for the persons entitled to the dividend or capitalised amount as may seem expedient to the directors; and

(e) authorise any person to make, on behalf of all the members entitled to any further shares or other securities as a result of the distribution or capitalisation, an agreement with the Company or another body corporate providing, as appropriate:

(i) for the issue to them of such further shares or other securities credited as fully paid up; or

(ii) for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under an authority referred to in this **rule 9.3(e)** is effective and binding on all members concerned.

9.4 Reserves

(a) Subject to this Constitution, the directors may set aside out of the profits of the Company such reserves or provisions for such purposes as they think fit.

(b) The directors may appropriate to the profits of the Company any amount previously set aside as a reserve or provision.

(c) The setting aside of any amount as a reserve or provision does not require the directors to keep the amount separate from the other assets of the Company or prevent the amount being used in the business of the Company or being invested in such investments as the directors think fit.

9.5 Carry forward of profits

The directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends or capitalised without transferring those profits to a reserve or provision.

9.6 Dividend reinvestment plans

The directors may:

(a) implement a dividend reinvestment plan on such terms as they think fit under which the whole or any part of any dividend due to members who participate in the plan on their shares or any class of shares may be applied in subscribing for securities of the Company or of a Related Body Corporate; and

(b) amend, suspend or terminate any dividend reinvestment plan implemented by them.

9.7 Dividend selection plans

The directors may:

(a) implement a dividend selection plan on such terms as they think fit under which participants may elect:

(i) to receive a dividend from the Company paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

(ii) to forego a dividend from the Company in place of some other form of distribution from the Company or another body corporate or a trust; and

(b) amend, suspend or terminate any dividend selection plan implemented by them.

10. WINDING UP

10.1 Distribution of surplus

Subject to this Constitution and to the rights or restrictions attached to any shares or class of shares:

(a) if the Company is wound up and the property of the Company available for distribution among the members is more than sufficient:

(i) to pay all of the debts and liabilities of the Company; and

(ii) the costs, charges and expenses of the winding up,

the excess must be divided among the members in proportion to the shares held by them, irrespective of the amounts paid or credited as paid on the shares;

(b) for the purpose of calculating the excess referred to in **rule 10.1(a)**, any amount unpaid on a share is to be treated as property of the Company;

(c) the amount of the excess that would otherwise be distributed to the holder of a partly paid share under **rule 10.1(a)** must be reduced by the amount unpaid on that share at the date of the distribution; and

(d) if the effect of the reduction under **rule 10.1(c)** would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the Company.

10.2 Division of property

(a) If the Company is wound up, the liquidator may, with the sanction of a special resolution:

(i) divide among the members the whole or any part of the property of the Company; and

(ii) determine how the division is to be carried out as between the members or different classes of members.

(b) Any division under **rule 10.2(a)** may be otherwise than in accordance with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under **rule 10.2(a)** is otherwise than in accordance with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the *Corporations Act 2001*.

(d) If any of the property to be divided under **rule 10.2(a)** includes securities with a liability to calls, any person entitled under the division to any of the securities may within 10 days after the passing of the special resolution referred to in that rule, by notice in writing direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds and the liquidator must, if practicable, act accordingly.

(e) Nothing in this **rule 10.2(a)** derogates from or affects any right to exercise any statutory or other power which would have existed if this rule were omitted.

(f) **Rule 9.3** applies, so far as it can and with such changes as are necessary, to a division by a liquidator under **rule 10.2(a)** as if references in **rule 9.3** to the directors and to a distribution or capitalisation were references to the liquidator and to the division under **rule 10.2(a)** respectively.

11. MINUTES AND RECORDS

11.1 Minutes to be made

The directors must cause minutes to be made of:

(a) the names of the Directors present at each directors meeting;

(b) the names of the committee members present at each meeting of a committee appointed under **rule 6.15**;

(c) the proceedings and resolutions of each general meeting;

(d) the proceedings and resolutions of each directors meeting;

(e) the proceedings and resolutions of each meeting of a committee appointed under **rule 6.15**; and

(f) written resolutions of Directors passed without a meeting.

11.2 Minutes to be entered

The Directors must cause all minutes made under **rule 11.1** to be entered in the relevant minute book of the Company within one month after the relevant meeting is held.

11.3 Signature of Minutes

The minutes of a meeting made under **rule 11.1**, if appearing on their face to be signed by the chairperson of the meeting or the chairperson of the next succeeding meeting of the relevant body, are sufficient but (except where this Constitution otherwise provides) not conclusive evidence without proof of any further facts of the matters stated in them.

11.4 Minutes as evidence

Any minutes of a meeting purporting to be signed by the chairperson of the meeting or of the next succeeding meeting are (in the absence of proof to the contrary) sufficient evidence of:

(a) the matters stated in the minutes of the meeting;

(b) the meeting having been duly convened and held; and

(c) the validity of all proceedings at the meeting.

11.5 Inspection of records

(a) The directors may determine whether and to what extent, and at what time and places and under what conditions, the minute books, accounting records and other documents of the Company or any of them will be open to the inspection of members other than directors.

(b) A member other than a director does not have the right to inspect any books, records or documents of the Company except as provided by law or authorised by the directors.

12. INDEMNITY AND INSURANCE

12.1 Persons to whom rules 12.2 and 12.3 apply

Rules 12.2 and **12.3** apply:

(a) to each person who is or has been a director, alternate director or executive officer (within the meaning of **rule 7.6(a)**) of the Company;

(b) to such other officers or former officers of the Company or of its Related Bodies Corporate as the directors in each case determine; and

(c) if the directors so determine, to any auditor or former auditor of the Company or of its Related Bodies Corporate.

12.2 Indemnity

The Company must indemnify, on a full indemnity basis and to the full extent permitted by law, each person to whom this **rule 12.2** applies for all losses or liabilities incurred by the person as an officer or, if the directors so determine, an auditor of the Company or of a Related Body Corporate

including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred:

(a) in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

(b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the *Corporations Act 2001*.

12.3 Extent of Indemnity

The indemnity in **rule 12.2**:

(a) is a continuing obligation and enforceable by a person to whom **rule 12.2** applies even though that person may have ceased to be an officer or auditor of the Company or of a Related Body Corporate;

(b) applies to losses and liabilities incurred both before and after the date of adoption of that rule; and

(c) operates only to the extent that the loss or liability is not covered by insurance.

12.4 Insurance

The Company may, to the extent permitted by law:

(a) purchase and maintain insurance; or

(b) pay or agree to pay a premium for insurance,

for any person to whom this **rule 12.3** applies against any liability incurred by the person as an officer or auditor of the Company or of a Related Body Corporate including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal and whatever their outcome.

12.5 Savings

Nothing in **rules 12.2** or **12.4**:

(a) affects any other right or remedy that a person to whom this Constitution apply may have in respect of any loss or liability referred to in those rules; or

(b) limits the capacity of the Company to indemnify or provide insurance for any person to whom those rules do not apply.

13. NOTICES

13.1 Notices by the Company to members

(a) A notice may be given by the Company to a member:

(i) by serving it personally at, or by sending it by post in a prepaid envelope to, the member's address as shown in the register of members or such other address, or by telex, facsimile transmission or electronically to such telex, facsimile number or electronic address, as the member has supplied to the Company for the giving of notices; or

(ii) if the member does not have a registered address and has not supplied another address to the Company for the giving of notices, by exhibiting it at the registered office of the Company.

(b) A notice may be given by the Company to the joint holders of a share by giving the notice in the manner authorised by **rule 13.1(a)** to the joint holder first named in the register of members in respect of the share.

(c) A notice may be given by the Company to a person entitled to a share as a result of a Transmission Event by serving it or sending it in the manner authorised by **rule 13.1(a)(i)** addressed to the name or title of the person, at or to such address or telex or facsimile number supplied to the Company for the giving of notices to that person, or if no address or telex or facsimile number has been supplied, at or to the address or telex or facsimile number to which the notice might have been sent if the relevant Transmission Event had not occurred.

(d) A notice may be given by the Company to a person appointed as a proxy by giving the notice in the manner authorised by **rule 13.1(a)(i)** addressed to the name or title of the person, at such address or telex or facsimile number supplied tot he Company for the giving of notices to that person.

(e) The fact that a person has supplied a telex, facsimile number or electronic address for the giving of notices does not require the Company to give any notice to that person by telex, facsimile or electronically.

(f) A notice given to a member in accordance with **rules 13.1(a)** or **(b)** is, despite the occurrence of a Transmission Event and whether or not the Company has notice of that occurrence:

(i) duly given in respect of any shares registered in that person's name, whether solely or jointly with another person; and

(ii) sufficient service on any person entitled to the shares as a result of the Transmission Event.

(g) A notice given to a person who is entitled to a share as a result of a Transmission Event is sufficient service on the member in whose name the share is registered.

(h) Any person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member is bound by every notice which, before that person's name and address is entered in the register of members in respect of those shares, is given to the member in accordance with this **rule 13.1**.

(i) A signature to any notice given by the Company to a member under this **rule 13.1** may be in writing or a facsimile printed or affixed by some mechanical or other means.

(j) A certificate signed by a director or secretary of the Company to the effect that a notice has been given in accordance with this Constitution is conclusive evidence of that fact.

13.2 Notices by the Company to directors

Subject to this Constitution, a notice may be given by the Company to any director or alternate director either by serving it personally at, or by sending it by post in a prepaid envelope to, the director's or alternate director's usual residential or business address, or such other address, or by telex or facsimile transmission to such telex or facsimile number, as the director or alternate director has supplied to the Company for the giving of notices.

13.3 Notices by members or directors to the Company

Subject to this Constitution, a notice may be given by a member, director or alternate director to the Company by serving it on the Company at, or by sending it by post in a prepaid envelope to, the registered office of the Company or by telex or facsimile transmission to the principal telex or facsimile number at the registered office of the Company.

13.4 Notices posted to addresses outside the Commonwealth

A notice sent by post to an address outside the Commonwealth of Australia and its external territories must be sent by airmail or facsimile transmission.

13.5 Time of service

(a) Where a notice is sent by post, service of the notice is to be taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

(i) in the case of a notice of a general meeting, on the day after the date of its posting; or

(ii) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by telex, service of the notice is to be taken to be effected if the correct answer back code appears at the commencement and the end of the telex message and to have been effected at the time the telex is sent.

(c) Where a notice is sent by facsimile transmission or other electronic means, that notice is treated as duly given where the notice is addressed in accordance with **rule 13.1** and transmitted by facsimile transmission to the facsimile number supplied or electronically to the electronic address supplied, as the case may be, if the correct facsimile number appears on a complete facsimile transmission report generated by the sender's facsimile machine or, if sent by electronic means if the sender's computer shows the notice as having been sent to the correct electronic address, and to have been effected on the day the report is received or the date the computer indicates the notice was sent, and is treated as duly given and received (whether it is in fact received or not) on the day of transmission of the notice if a Business Day, otherwise on the next Business Day.

(d) Where the Company gives a notice under **rule 13.1(a)(ii)** by exhibiting it at the registered office of the Company, service of the notice is to be taken to be effected when the notice was first so exhibited.

13.6 Other communications and documents

Rules 13.1 to **13.5** (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.

13.7 Notices in writing

A reference in this Constitution to a notice in writing includes a notice given by telex or facsimile transmission or any other form of written communication or electronically.

14. APPROVAL OF PROPORTIONAL TAKEOVER SCHEMES

14.1 Definitions

In this part 14:

(a) **Associate** has the meaning given to that term in the *Corporations Act 2001*;

(b) **Prescribed Resolution**, in relation to a Proportional Takeover Scheme, means a resolution to approve the Proportional Takeover Scheme passed in accordance with **rule 14.3**;

(c) **Proportional Takeover Scheme** means a takeover scheme that is made or purports to be made under section 618 of the *Corporations Act 2001* in respect of shares included in a class of shares in the Company;

(d) **Relevant Class**, in relation to a Proportional Takeover Scheme, means the class of shares in the Company in respect of which offers are made under the Proportional Takeover Scheme; and

(e) **Relevant Day**, in relation to a Proportional Takeover Scheme, means the day that is 14 days before the end of the period during which the offers under the Proportional Takeover Scheme remain open.

14.2 Transfers not to be registered

Notwithstanding **rules 4.1(e)** and **4.2**, a transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Scheme must not be registered unless and until a Prescribed Resolution to approve the Proportional Takeover Scheme has been passed or is taken to have been passed in accordance with **rule 14.3**.

14.3 Resolution

(a) Where offers have been made under a Proportional Takeover Scheme, the directors must:

(i) convene a meeting of the persons entitled to vote on the Prescribed Resolution for the purpose of considering and, if thought fit, passing a Prescribed Resolution to approve the Proportional Takeover Scheme; and

(ii) ensure that such a resolution is voted on in accordance with this **rule 14.3**,

before the relevant day in relation to that Proportional Takeover Scheme.

(b) The provisions of this Constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to a meeting that is convened pursuant to **rule 14.3(a)**.

(c) The offeror under a Proportional Takeover Scheme and any associates of the offeror are not entitled to vote on the Prescribed Resolution relating to that Proportional Takeover Scheme and if they do vote, their votes must not be counted.

(d) Subject to **rule 14.3(c)**, a person who, as at the end of the day on which the first offer under the Proportional Takeover Scheme was made, held shares of the relevant class is entitled to vote on the Prescribed Resolution relating to the Proportional Takeover Scheme and, for the purposes of so voting, is entitled to one vote for each such share held at that time.

(e) A Prescribed Resolution is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half, and otherwise is to be taken to have been rejected.

(f) If a Prescribed Resolution to approve a Proportional Takeover Scheme has not been voted on in accordance with this **rule 14.3** before the relevant day, a Prescribed Resolution to approve the Proportional Takeover Scheme will be taken to have been passed in accordance with this **rule 14.3** on the relevant day.

14.4 Sunset

Rules 14.1, 14.2 and **14.3** cease to have effect at the end of 3 years beginning:

(a) where those rules have not been renewed in accordance with the *Corporations Act 2001*, on the date on which those rules were adopted by the Company; or

(b) where those rules have been renewed in accordance with the *Corporations Act 2001*, on the date those rules were last renewed.

15. GENERAL

15.1 Submission to jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the registered office of the Company is located, the Federal Court of Australia and the courts which may hear appeals from those courts.

15.2 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this Constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this Constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

TABLE OF CONTENTS

CONSTITUTION

QRXPHARMA LIMITED

ACN 102 254 151

No:

ASX
AUSTRALIAN SECURITIES EXCHANGE

QRXPHARMA LIMITED - COMMENCEMENT OF OFFICIAL QUOTATION

QRxPharma Limited (the "Company") is expected to be admitted to the official list of ASX Limited ("ASX") on Friday, 25 May 2007.

Official Quotation of 55,879,635 ordinary fully paid shares at an issue price of $2.00 per share is expected to commence at 12.00 pm E.S.T. on Friday, 25 May 2007 on a deferred settlement basis.

Quoted Securities:	55,879,635 ordinary fully paid shares
ASX Code:	QRX
Time: Date: SEATS Abbreviation:	12:00 PM E.S.T Friday, 25 May 2007 QRX Pharma
ISIN:	AU000000QRX5
Home Branch:	Sydney
Industry Classification:	3520 Pharmaceuticals, Biotechnology & Life Sciences
Registered Office:	Suite 401 35 Lime Street Phone: (02) 8296 6000 Fax: (02) 8296 6066
Company Secretary:	Terrence Francis Sayer
Share Registry:	Link Market Services Limited Level 12 680 George Street Sydney NSW 2000 Phone: (02) 8280 7111 Fax: (02) 9287 0303
Balance Date:	30 June
CHESS:	Participating
Place of Incorporation:	Victoria
ASX restricted securities:	See Below
Distribution Policy:	N/A. For further information please refer to page 5 of the Company's Prospectus.

No:

Activities: The Company is a clinical stage specialty pharmaceutical company focused on developing and commercialising therapies to treat disorders of the central nervous system.

Securities not quoted:

- 5,545,165 options (including 2,778,809 options subject to escrow)
- Escrowed Securities

  10,461,317 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

  322,181 options exercisable at $2.20 each on or before 25 May 2010 classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

  1,208,178 options exercisable at $1.00 each on or before 25 May 2014 classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

  1,248,450 options exercisable at $2.00 each on or before 25 May 2014 classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

  8,659,048 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

Deferred Settlement Trading Timetable

Deferred Settlement Trading	25 May 2007
Expected Despatch of Transaction Confirmation statements	28 May 2007
Normal trading (T+3) on the ASX expected to commence	29 May 2007
First settlement date	1 June 2007

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

25 May 2007

QRxPharma Limited

ADMISSION TO OFFICIAL LIST

QRxPharma Limited was admitted to the Official List of ASX Limited on Friday, 25 May 2007.

Official Quotation of the following securities will commence at 12:00pm E.S.T. on Friday, 25 May 2007 on a deferred settlement basis.

55,879,635	ordinary shares fully paid issued at $2.00 per unit

Security Code: QRX

Vi Bui
Adviser, Issuers (Sydney)

LINK
MARKET SERVICES

PAGE NUMBER: 1
REPORT DATE: 25/05/2007
REPORT TIME: 00.33.24

QRXPHARMA LIMITED

INVESTOR RANGES
FRIDAY 25 MAY 2007

Ranges	Investors	Securities	% Issued Capital
Security Group: QRX FPO			
Holding Type : Issuer			
1 to 1000	0	0	.00
1001 to 5000	15	60,004	.08
5001 to 10000	12	102,512	.14
10001 to 100000	40	1,334,497	1.78
100001 and Over	34	48,548,487	64.73
Total	101	50,045,500	66.73
Holding Type : CHESS			
1 to 1000	8	6,092	.01
1001 to 5000	134	554,696	.74
5001 to 10000	113	1,036,195	1.38
10001 to 100000	97	2,851,250	3.80
100001 and Over	26	20,506,267	27.34
Total	378	24,954,500	33.27
Totals for Security Group QRX			
1 to 1000	8	6,092	.01
1001 to 5000	149	614,700	.82
5001 to 10000	125	1,138,707	1.52
10001 to 100000	137	4,185,747	5.58
100001 and Over	60	69,054,754	92.07
Total	479	75,000,000	100.00

end of report

LINK MARKET SERVICES

RECEIVED

2008 APR 16 P 5:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

QRXPHARMA LIMITED

FIRST 20 INVESTORS REPORT
FRIDAY 25 MAY 2007

Rank	Investor	Current Balance	% Issued Capital
Sec. Group: QRX - FPO			
1	DR JOHN W HOLADAY	7,500,000	10.00%
2	NANYANG FINANCIAL SERVICES LTD	5,925,586	7.90%
3	INNOVATION CAPITAL LIMITED	5,269,090	7.03%
4	UNIQUEST PTY LIMITED	4,243,999	5.66%
5	SPRING RIDGE VENTURES I LP	4,228,673	5.64%
6	WESTSCHEME PTY LIMITED <WESTSCHEME A/C>	3,436,338	4.58%
7	NATIONAL NOMINEES LIMITED	3,264,369	4.35%
8	DR GARY W PACE	3,190,083	4.25%
9	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	3,012,890	4.02%
10	J P MORGAN NOMINEES AUSTRALIA LIMITED	2,829,761	3.77%
11	ANZ NOMINEES LIMITED <CASH INCOME A/C>	2,750,910	3.67%
12	INNOVATION CAPITAL LLC	2,713,685	3.62%
13	INNOVATION CAPITAL ASSOCIATES PTY LIMITED <INNOVATION CAPITAL QRX TRUST A/C>	1,985,586	2.65%
14	UIIT PTY LIMITED <UNIVERSITIES INNOVATION & INVESTMENTS NO.1 NO.2& NO.3	1,443,252	1.92%
15	BACCHUS GLOBAL ASSETS LLC	1,380,366	1.84%
16	ECAPITAL NOMINEES PTY LIMITED <SETTLEMENT A/C>	1,300,000	1.73%
17	MR PETER FARRELL	1,095,540	1.46%
18	LYNX NO 1 PTY LIMITED	877,853	1.17%
19	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	767,680	1.02%

LINK MARKET SERVICES

QRXPHARMA LIMITED

FIRST 20 INVESTORS REPORT
FRIDAY 25 MAY 2007

Rank	Investor	Current Balance		% Issued Capital
20	PIRIE STREET NOMINEES PTY LTD	630,000		.84%
			Investors	
	TOTAL FOR TOP 20:	57,845,861	20	77.13%

		Investors	
TOTAL IN THIS REPORT:	57,845,861	20	77.13%
TOTAL OTHER INVESTORS:	17,154,139	459	22.87%
GRAND TOTAL:	75,000,000	479	100.00%

end of report

ASX

AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

25 May 2007

QRxPharma Limited

PRE-QUOTATION DISCLOSURE

QRxPharma Limited was admitted to the Official List of ASX Limited on Friday, 25 May 2007.

Official Quotation of the following securities will commence at 12.00 pm E.S.T. on Friday, 25 May 2007 on a deferred settlement basis.

The following information is released as pre-quotation disclosure.

1. Distribution schedule - Appendix 1A, paragraph 48.
2. Top 20 holders.
3. Confirmation that the shares have been allotted and issued, the basis of allocation of ordinary shares pursuant to the Prospectus dated 27 April 2007 and the procedures by which applicants can determine their precise allocations.
4. Despatch date.
5. Number and escrow period of restricted securities and securities subject to voluntary escrow.
6. Full terms and conditions of employee share option plan.
7. A statement disclosing the extent to which the Company has followed the best practice recommendations set by ASX Corporate Governance Council.
8. A statement confirming the conversion of the A Class preference shares, series A convertible notes and attaching warrants and series B convertible notes into fully paid ordinary shares.
9. The Annual Report and Financial Statements for the years ending 30 June 2004, 30 June 2005 and 30 June 2006.
10. The Financial statements for the 6 month period ended 31 December 2006.

Security Code: QRX

Vi Bui
Adviser, Issuers (Sydney)

QRx Pharma

RECEIVED
2008 APR 16 P 5:41
FICE OF INTERNATIONAL

FOR IMMEDIATE RELEASE

CONTACT: Chris Campbell
CFO, QRxPharma
Mobile +61(0)401988444

May 25, 2007

QRxPHARMA COMPLETES A$50 MILLION IPO; TRADING COMMENCES ON THE AUSTRALIAN SECURITIES EXCHANGE

Sydney, Australia – QRxPharma Limited, a clinical-stage specialty pharmaceutical company, announced today its listing on the Australian Securities Exchange (ASX). Filed on April 27, 2007, QRxPharma's initial public offering raised A$50 million in Australia. QRxPharma will trade under the symbol QRX and has an initial market capitalisation at IPO of A$150 million. The company is focused on the development and commercialisation of therapies for pain and central nervous system (CNS) disorders.

Peter C. Farrell, Ph.D., serves as Chairman of the Board of QRxPharma and John W. Holaday, Ph.D., serves as QRxPharma's Managing Director, President and Chief Executive Officer. Dr. Farrell is the founder, Chairman and CEO of ResMed (RMD, NYSE) specialising in the treatment of sleep apnea and has 30 years experience in the medical device industry. Over the past 19 years, Dr. Holaday co-founded two other public life sciences companies and has been involved in co-founding and the financing of several private life sciences companies.

"QRxPharma is now well-positioned to fund late-stage clinical development and aggressively pursue our commercialisation strategy. I am proud to work with this outstanding management team and Board as we build a world-class specialty pharmaceutical company" said Dr. Farrell.

Net proceeds from the offering are intended primarily to fund Phase 3 trials of Q8003IR, QRxPharma's lead product candidate; new drug applications (NDAs) for US regulatory approval; and general corporate purposes including additional clinical trials for portfolio products, possible technology acquisitions, alliances and/or collaborations. Q8003IR Phase 3 clinical trials for US and Australian regulatory approval will begin in late 2007, with expected completion of these clinical studies in 2009.

QRxPharma's drug development strategy is to re-engineer existing drug compounds for new clinical applications.

"This approach should lead to streamlined R&D paths, more efficient regulatory approvals and greater commercialisation value," said Dr. Holaday. "Our product pipeline

includes patented clinical and preclinical drug candidates in the fields of pain management and neurodegenerative disease."

For more information, log on to www.qrxpharma.com.

###

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. The forward-looking statements contained herein represent the judgment of QRxPharma as of the date of this release. These forward-looking statements are not guarantees for future performance. Actual results could differ materially from those currently anticipated due to a number of factors, including risks relating to the stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation of the Company's proposed products.

Disclaimer

This communication is not an offer, solicitation or specific recommendation with respect to the purchase or sale of any security, nor is it circulated to invite offers to purchase any security. It is for your general information only. The securities of QRxPharma have not been, and will not be, registered under the US Securities Act or the securities laws of any state of the United States. The securities of QRxPharma may not be offered, sold or resold in the United States or to, or for the account or benefit of, US Persons.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRxPharma Limited	
ABN 16 102 254 151	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Farrell
Date of appointment	27 April 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary fully paid shares – 1,095,540
Options – 604,089

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

RECEIVED

2008 APR 16 P 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRxPharma Limited	
ABN 16 102 254 151	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Campbell
Date of appointment	27 April 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary fully paid shares – 50,000 Options – 241,635

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note. Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRxPharma Limited	
ABN 16 102 254 151	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Pace
Date of appointment	19 September 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary fully paid shares – 3,190,083 Options – 402,726

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

RECEIVED

2008 APR 16 P 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRxPharma Limited	
ABN 16 102 254 151	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Holaday
Date of appointment	27 April 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary fully paid shares – 7,500,000 Options – 805,452

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note. Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

RECEIVED

2008 APR 16 P 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRxPharma Limited	
ABN 16 102 254 151	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Quinn
Date of appointment	19 September 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
265,823 options held in the name of Michael Quinn on trust for Innovation Capital Limited ACN 086 439 107. 136,903 options held in the name of Michael Quinn on trust for Innovation Capital LLC.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Innovation Capital Associates Pty Ltd ACN 086 439 072 as trustee of the Innovation Capital QRx Trust - relevant interest arising under sect 608(3)(a)	1,985,586 ordinary fully paid shares
Innovation Capital Associates Pty Ltd ACN 086 439 072 as trustee of the Innovation Capital QRx II Trust - relevant interest arising under sect 608(3)(a)	574,729 ordinary fully paid shares.
Innovation Capital Limited ACN 086 439 107 - relevant interest held though acting with others as investment manager – sect 608(1)(c)	5,269,090 ordinary fully paid shares
Innovation Capital LLC - relevant interest held though acting with others as investment manager – sect 608(1)(c)	2,713,685 ordinary fully paid shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QRxPharma Limited**
ABN	**16 102 254 151**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Holaday
Date of last notice	31 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The holder of the securities is John Holaday as trustee for The Holaday Foundation, a trust controlled by John Holaday.
Date of change	25 May 2007
No. of securities held prior to change	7,500,000 shares 805,452 options
Class	fully paid ordinary shares options
Number acquired	5,000 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,100
No. of securities held after change	7,505,000 shares 805,452 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - On market trade

Part 2 – Change of director's interests in contracts

Note. In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note. Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note. If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QRxPharma Limited**
ABN	**16 102 254 151**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Quinn
Date of last notice	31 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The holder of the securities is Kaylara Pty Ltd ACN 080 837 627 as trustee for the Straflo Super Fund (personal superannuation fund)
Date of change	25 May 2007
No. of securities held prior to change	10,543,090 shares 402,726 options
Class	fully paid ordinary shares options
Number acquired	50,000 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100,000
No. of securities held after change	10,593,090 shares 402,726 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - off market trade

Part 2 – Change of director's interests in contracts

Note. In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note. Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note. If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

RECEIVED

2008 APR 16 P 5:42

FFICE OF INTERNATIONAL CORPORATE FINANCE

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme ORxPharma Limited

ACN/ARSN

1. Details of substantial holder (1)

Name JPMorgan Chase & Co. and its affiliates

ACN (if applicable) N/A

The holder became a substantial holder on 6th June 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary	3,770,035	3,770,035	5.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
JF Capital Partners Limited	Investment Management	2,250,000
J.P. Morgan Securities Australia Limited	Proprietary Positions	1,520,035

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
N/A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Appendix				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JPMorgan Chase & Co. and its affiliates	1111 Polaris Parkway, Columbus, Ohio 43240

Signature

print name Lam Chee Kin capacity Executive Director, JPMorgan Chase Bank, N.A.

sign here date 8th June 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

For the period between 07 Feb 2007 to 06 Jun 2007

Transaction date	Entity	Instruments	Type of transaction	Ccy	Price	Quantity
27-Apr-2007	JFCP	QRxPharma Limited	Purchase	AUD	2.00	2,250,000
25-May-2007	JPMSAL	QRxPharma Limited	Purchase	AUD	2.06	150,000
28-May-2007	JPMSAL	QRxPharma Limited	Purchase	AUD	2.00	895,000
29-May-2007	JPMSAL	QRxPharma Limited	Purchase	AUD	1.90	8,464
30-May-2007	JPMSAL	QRxPharma Limited	Purchase	AUD	1.94	58,464
31-May-2007	JPMSAL	QRxPharma Limited	Purchase	AUD	1.90	37,500
01-Jun-2007	JPMSAL	QRxPharma Limited	Purchase	AUD	1.90	1,725,134
04-Jun-2007	JPMSAL	QRxPharma Limited	Purchase	AUD	1.85	1,464
06-Jun-2007	JPMSAL	QRxPharma Limited	Purchase	AUD	1.83	193,022
From 07-Feb-2007 to 06-Jun-2007	JPMSAL	QRxPharma Limited	Sell			(1,549,013)
"JFCP" = JF Capital Partners Limited						
"JPMSAL"=J.P.Morgan Securities Australia Limited						

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QRxPharma Limited**
ABN	**16 102 254 151**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Farrell
Date of last notice	31 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	13 June 2007
No. of securities held prior to change	1,095,540 shares 604,089 options
Class	fully paid ordinary shares options
Number acquired	50,000 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$90,000
No. of securities held after change	1,145,540 shares 604,089 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

QRxPharma Limited
ABN 16 102 254 151

COMPANY ANNOUNCEMENT
(ASX: QRX)

RELEASE OF SHARES FROM ESCROW

18 June 2007

Pursuant to Listing Rule 3.10A, and in accordance with the terms of escrow, QRxPharma Limited hereby announces that 193,290 fully paid ordinary shares will be released from escrow from 30 June 2007 following expiration of their escrow period.

For more information please contact:

Chris Campbell
Chief Financial Officer and Company Secretary
QRxPharma Limited
Tel: +61 (0)2 8296 6000
Email: chris.campbell@qrxpharma.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

QRxPharma Limited

ABN	Quarter ended ("current quarter")
16 102 254 151	30 June 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(474)	(614)
	(b) advertising and marketing	(32)	(36)
	(c) research and development	(98)	(615)
	(d) leased assets	-	-
	(e) other working capital	(655)	(945)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	179	185
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes refund/(paid)	348	348
1.7	Other – Foreign Currency Option Premium	(1,127)	(1,127)
	Net operating cash flows	(1,859)	(2,804)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,859)	(2,804)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(227)	(227)
	(b) equity investments	-	-
	(c) intellectual property	(274)	(274)
	(d) physical non-current assets	(15)	(15)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (Bank Accepted Commercial Bills and Term Deposits with maturity greater than 3 months) (i)	(10,491)	(10,491)
	Net investing cash flows	(11,007)	(11,007)
1.14	**Total operating and investing cash flows**	(12,866)	(13,811)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc (ii)	46,456	46,423
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	1,224
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (iii)	1,606	1,606
	Net financing cash flows	48,062	49,253
	Net increase (decrease) in cash held	35,196	35,442
1.21	Cash at beginning of quarter/year to date	494	248
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	35,690	35,690

(i) Bank Accepted Commercial Bills and Term Deposits of $10.5 million having maturity of greater than 3 months have been classified as short term investments and excluded from disclosure as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".
(ii) On 25 May 2007 the Company issued 25,000,000 shares @$2.00 each, raising $50 million before listing costs, in completion of Initial Public Offering (IPO).
(iii) Proceeds received prior to IPO, from conversion of convertible notes and exercise of associated warrants.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	$ 312
1.25	Aggregate amount of loans to the parties included in item 1.11	$ -

1.26 Explanation necessary for an understanding of the transactions

Payments include salary and wages, consultancy fees and office accommodation.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

As detailed in QRxPharma Limited prospectus of 27 April 2007:

1. Prior to completion of IPO holders of A series preferred shares and convertible notes converted these financial instruments into ordinary shares resulting in the net issue of 32,175,104 ordinary shares.

2. The Company acquired 100% of the equity of CNSCo, Inc on 26 April 2007 for consideration equal to 10% of the post IPO ordinary capital of the Company. QRxPharma Limited issued 7,500,000 ordinary shares @ $2.00 each in respect to this acquisition.

3. Prior to completion of IPO the Company issued net 1,721,925 ordinary shares to Uniquest Pty Limited in agreement to compensate Uniquest for early settlement of an intellectual property subscription agreement.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil.

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank [(iv)]	35,690	494
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	35,690	494

[(iv)] Bank Accepted Commercial Bills and Term Deposits of $10.5 million having a maturity of greater than 3 months have been classified as short term investments and excluded from disclosure as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".

Acquisitions and disposals of business entities

		Acquisitions (*Item 1.9(a)*)	Disposals (*Item 1.10(a)*)
5.1	Name of entity	CNSCo, Inc	
5.2	Place of incorporation or registration	Delaware, USA	
5.3	Consideration for acquisition or disposal	$15 million (refer 2.1 above)	
5.4	Total net assets	$15 million	
5.5	Nature of business	This acquisition was disclosed in QRxPharma Limited prospectus of 27 April 2007. CNSCo is a specialty pharmaceutical company focused on the development and commercialisation of therapies for disorders of the central nervous system (CNS).	

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not¹ (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: C J Campbell .... Date: 27 July 2007
(~~Director~~/Company secretary)

Print name: CHRIS J CAMPBELL

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, 275 Kent Street
SYDNEY NSW 2000
Telephone: (61 2) 8253 0390
Facsimile: (61 2) 8253 1215

2 August 2007

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), we attach our Notice of Initial Substantial Shareholder Notice (Form 603) in respect of QRXPHARMA LTD.

Yours faithfully

Anna O'Connell
Company Secretary

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme QRXPHARMA LTD

ACN/ARSN ABN 16 102 254 151

1. Details of substantial holder(1)

Name WESTPAC BANKING CORPORATION (WBC)

ACN/ARSN (if applicable) ABN 33 007 457 141

The holder became a substantial holder on 31/07/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	3,993,810	3,993,810	5.33%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	183,111
BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or	1,662,397

		dispose of the shares.	
BT Investment Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.2 Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	2,148,302

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Class and number of securities
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Investment Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
WBC & associates	See Schedule	See Schedule		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Funds Management Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney

	NSW 2000
QRxPharma Limited	Suite 401, 35 Lime Street, Sydney NSW 2000

Signature

print name Anna O'Connell capacity Company Secretary

sign here _______________ date 02/08/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(7) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 1

Sales & Purchases for the period : 31/03/2007to 31/07/2007
SECURITY: QRxPharma Limited

BT Funds Management Limited

Date	Registered Company	Quantity	Value
9/05/2007	JP Morgan Chase Bank	1,124,028	2,248,056
25/05/2007	JP Morgan Chase Bank	157,950	322,076
28/06/2007	JP Morgan Chase Bank	-93,654	-160,804
	Total	**1,188,324**	**2,409,328**

Date	Registered Company	Quantity	Value
9/05/2007	National Australia Bank Limited	447,971	895,942
25/05/2007	National Australia Bank Limited	62,650	127,750
28/06/2007	National Australia Bank Limited	-36,548	-62,753
	Total	**474,073**	**960,939**
	BT Funds Management Limited TOTAL :	**1,662,397**	**3,370,267**

BT Investment Management No.2 Limited

Date	Registered Company	Quantity	Value
9/05/2007	HSBC Custody Nominees (Australia) Limited.	205,039	410,078
9/05/2007	HSBC Custody Nominees (Australia) Limited.	557,851	1,115,702
25/05/2007	HSBC Custody Nominees (Australia) Limited.	91,630	186,843
25/05/2007	HSBC Custody Nominees (Australia) Limited.	99,780	203,461
5/06/2007	HSBC Custody Nominees (Australia) Limited.	30,000	56,199
28/06/2007	HSBC Custody Nominees (Australia) Limited.	167,000	286,739
3/07/2007	HSBC Custody Nominees (Australia) Limited.	75,499	128,348
18/07/2007	HSBC Custody Nominees (Australia) Limited.	50,000	95,000
19/07/2007	HSBC Custody Nominees (Australia) Limited.	65,200	123,117
20/07/2007	HSBC Custody Nominees (Australia) Limited.	40,000	76,000
31/07/2007	HSBC Custody Nominees (Australia) Limited.	100,000	180,000
31/07/2007	HSBC Custody Nominees (Australia) Limited.	190,000	342,000
	Total	**1,671,999**	**3,203,488**

Date	Registered Company	Quantity	Value
9/05/2007	National Australia Bank Limited	450,111	900,222
25/05/2007	National Australia Bank Limited	62,990	128,443
28/06/2007	National Australia Bank Limited	-36,798	-63,182
	Total	**476,303**	**965,483**
	BT Investment Management No.2 Limited TOTAL :	**2,148,302**	**4,168,970**

BT Investment Management No.3 Pty Limited

Date	Registered Company	Quantity	Value
31/07/2007	HSBC Custody Nominees (Australia) Limited.	183,111	329,600
	Total	**183,111**	**329,600**
	BT Investment Management No.3 Pty Limited TOTAL :	**183,111**	**329,600**

For personal use only

Westpac
Australia's First Bank

RECEIVED
2009 APR 16 P 5:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, 275 Kent Street
Sydney NSW 2000
Telephone: +61 2 8253 0390
Facsimile: +61 2 8253 1215

3 August 2007

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), we attach our Notice of Ceasing to be a Substantial Shareholder (Form 605) in respect of QRXPHARMA LTD.

Yours faithfully

Anna O'Connell
Company Secretary

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme QRXPHARMA LTD

ACN/ARSN ABN 16 102 254 151

1. Details of substantial holder(1)

Name WESTPAC BANKING CORPORATION (WBC)

ACN/ARSN (if applicable) ABN 33 007 457 141

The holder ceased to be a substantial holder on 01/08/2007

The previous notice was given to the company on 02/08/2007

The previous notice was dated 31/07/2007

2. Changes in relevant interests

Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
1/08/2007	WBC & its Associates Westpac Financial Services Group Limited (WFSG), BT Investment Management No.3 Pty Limited, BT Funds Management Limited, BT Investment Management No.2 Limited	See Schedule	See Schedule	See Schedule	See Schedule

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to the voting interests of the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSGL)	Level 20, Westpac Place, 275 Kent St. Sydney NSW 2000
BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Funds Management Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
QRxPharma Limited	Suite 401, 35 Lime Street, Sydney NSW 2000

Signature

print name Anna O'Connell capacity Company Secretary

sign here date 03/08/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, the voting powers or disposal of the securities which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 2

Sales & Purchases for the period : 31/07/2007 to 1/08/2007
SECURITY: QRxPharma Limited

BT Investment Management No.2 Limited

Date	Registered Company	Quantity	Value
31/07/2007	HSBC Custody Nominees (Australia) Limited.	190,000	342,000
31/07/2007	HSBC Custody Nominees (Australia) Limited.	100,000	180,000
	Total	**290,000**	**522,000**
	BT Investment Management No.2 Limited TOTAL :	**290,000**	**522,000**

BT Investment Management No.3 Pty Limited

Date	Registered Company	Quantity	Value
31/07/2007	HSBC Custody Nominees (Australia) Limited.	183,111	329,600
	Total	**183,111**	**329,600**
	BT Investment Management No.3 Pty Limited TOTAL :	**183,111**	**329,600**

Westpac
Australia's First Bank

RECEIVED

2008 APR 16 P 5:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, 275 Kent Street
SYDNEY NSW 2000
Telephone: (61 2) 8253 0390
Facsimile: (61 2) 8253 1215

7 August 2007

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), we attach our Notice of Initial Substantial Shareholder Notice (Form 603) in respect of QRXPHARMA LTD.

Yours faithfully

Anna O'Connell
Company Secretary

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme QRXPHARMA LTD

ACN/ARSN ABN 16 102 254 151

1. Details of substantial holder(1)

Name WESTPAC BANKING CORPORATION (WBC)

ACN/ARSN (if applicable) ABN 33 007 457 141

The holder became a substantial holder on 02/08/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	4,512,544	4,512,544	6.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	1,173,148
BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	BT Funds Management Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or	1,662,397

		dispose of the shares.	
BT Investment Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.2 Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	1,676,999

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Class and number of securities
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Funds Management Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	
BT Investment Management No.2 Limited	HSBC Custody Nominees (Australia) Limited	See Schedule	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
WBC & associates	See Schedule	See Schedule		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Funds Management Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management No.2 Limited	Level 20, Westpac Place, 275 Kent Street, Sydney

	NSW 2000
QRxPharma Limited	Suite 401, 35 Lime Street, Sydney NSW 2000

Signature

print name Anna O'Connell capacity Company Secretary

sign here ______ date 07/08/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(7) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 2

Sales & Purchases for the period : 2/04/2007to 2/08/2007
SECURITY: QRxPharma Limited

BT Funds Management Limited

Date	Registered Company	Quantity	Value
9/05/2007	JP Morgan Chase Bank	1,124,028	2,248,056
25/05/2007	JP Morgan Chase Bank	157,950	322,076
28/06/2007	JP Morgan Chase Bank	-93,654	-160,804
	Total	**1,188,324**	**2,409,328**

Date	Registered Company	Quantity	Value
9/05/2007	National Australia Bank Limited	447,971	895,942
25/05/2007	National Australia Bank Limited	62,650	127,750
28/06/2007	National Australia Bank Limited	-36,548	-62,753
	Total	**474,073**	**960,939**
	BT Funds Management Limited TOTAL :	**1,662,397**	**3,370,267**

BT Investment Management No.2 Limited

Date	Registered Company	Quantity	Value
9/05/2007	HSBC Custody Nominees (Australia) Limited.	205,039	410,078
9/05/2007	HSBC Custody Nominees (Australia) Limited.	557,851	1,115,702
25/05/2007	HSBC Custody Nominees (Australia) Limited.	91,630	186,843
25/05/2007	HSBC Custody Nominees (Australia) Limited.	99,780	203,461
5/06/2007	HSBC Custody Nominees (Australia) Limited.	30,000	56,199
28/06/2007	HSBC Custody Nominees (Australia) Limited.	167,000	286,739
3/07/2007	HSBC Custody Nominees (Australia) Limited.	75,499	128,348
18/07/2007	HSBC Custody Nominees (Australia) Limited.	50,000	95,000
19/07/2007	HSBC Custody Nominees (Australia) Limited.	65,200	123,117
20/07/2007	HSBC Custody Nominees (Australia) Limited.	40,000	76,000
31/07/2007	HSBC Custody Nominees (Australia) Limited.	100,000	180,000
31/07/2007	HSBC Custody Nominees (Australia) Limited.	190,000	342,000
2/08/2007	HSBC Custody Nominees (Australia) Limited.	5,000	8,750
	Total	**1,676,999**	**3,212,238**

Date	Registered Company	Quantity	Value
9/05/2007	National Australia Bank Limited	450,111	900,222
25/05/2007	National Australia Bank Limited	62,990	128,443
28/06/2007	National Australia Bank Limited	-36,798	-63,182
2/08/2007	National Australia Bank Limited	-476,303	0
	Total	**0**	**965,483**
	BT Investment Management No.2 Limited TOTAL :	**1,676,999**	**4,177,720**

BT Investment Management No.3 Pty Limited

Date	Registered Company	Quantity	Value
31/07/2007	HSBC Custody Nominees (Australia) Limited.	183,111	329,600
2/08/2007	HSBC Custody Nominees (Australia) Limited.	990,037	1,732,565
	Total	**1,173,148**	**2,062,165**

BT Investment Management No.3 Pty Limited TOTAL :	**1,173,148**	**2,062,165**

QRx Pharma

Appendix 4E Preliminary Final Report

QRxPharma Limited
ABN 16 102 254 151

1. Reporting Period

Report for the financial year ended 30 June 2007.
Previous corresponding period is the financial year ended 30 June 2006.

2. Results for announcement to the market

				$A'000
Revenue from ordinary activities *(item 2.1)*	up	1,556.7%	To	304
Net loss from ordinary activities after tax attributable to members *(item 2.2)*	down	88.5%	To	(405)
Net loss for the period attributable to members *(item2.3)*	down	88.5%	To	(405)

Brief explanation of any of the figures reported above necessary to enable the figures to be understood *(item 2.6)*

Revenue

The increase represents additional interest income earned principally from net funds raised of $46.3 million (after listing costs of $3.7 million) on completion on 25 May 2007 of an initial public offering ("IPO") and the listing of the Company on the Australian Securities Exchange. Interest earnt amounted to $0.3 million (2006: $0.02 million).

Net loss from ordinary activities

The net loss from ordinary activities decreased from $3.5 million to $0.4 million owing to a combination of factors, including:

- higher interest income of $0.3 million
- the writeback of accrued interest of $5.0 million associated with previously issued series A preference shares and convertible notes that were converted into ordinary shares on IPO
- reduction in series A preference share and convertible note interest charges to $1.5 million (2006: $1.7 million)
- a $1.9 million (2006: $Nil) write-off of intellectual property included in research and development expenditure.

Dividends *(items 2.4 – 2.5, 6 & 7)*
It is not proposed to a pay a dividend.

3. Income Statement *(item 3)*

Refer to the attached financial schedule – Schedule A

4. Balance Sheet *(item 4)*

Refer to the attached financial schedule – Schedule A

5. **Cash Flow Statement** *(item 5)*

Refer to the attached financial schedule – Schedule A.

However the following should be specifically noted:

(i) Bank Accepted Commercial Bills and Term Deposits of $10.5 million having a maturity of greater than 3 months have been classified as short term investments and excluded from disclosure as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".

(ii) The Company paid $1.1million in May 2007 to hedge AUD$31 million at an exchange rate of USD$0.8181. It is expected that the Group will spend AUD$31 million over the next 2 years to fulfil research and development expenditure associated with clinical trials to be conducted in the United States of America (US).

6. **Statement of Accumulated Losses** *(item 6)*

Refer to the attached financial schedule – Schedule A

7. **Net Tangible Assets per Security** *(item 9)*

	30 June 2007	30 June 2006
Net tangible assets per ordinary share	$0.62	$(2.25)

8. **Details of entity over which control has been gained** *(item 10)*

The Group acquired 100% of the equity of CNSCo, Inc on 26 April 2007 for consideration equal to 10% of the post-IPO ordinary capital of the Company. The Company issued 7,500,000 ordinary shares @ $2.00 each in respect of this acquisition.

9. **Commentary on the results** *(item 14)*

On 25 May 2007 the Company was listed on the Australian Securities Exchange following the completion of an IPO that raised $50 million (before listing costs of $3.7 million) from the issue of 25,000,000 ordinary shares at $2.00 each. The total issued capital on listing was 75,000,000 ordinary shares, giving a market capitalisation (at $2.00 per share) of $150 million.

The funds raised through the IPO are to fund QRxPharma's pipeline of pharmaceuticals. Specifically, the Offer will fund the Phase III clinical trials and submission of a New Drug Application (NDA) for approval by the United States Food and Drug Administration (FDA) to sell and market the Company's lead drug candidate Q8003IR, an immediate release "dual opioid" drug for the treatment of moderate to severe pain.

The operating results for the year ended 30 June 2007 reflect the continuing efforts by the Company to conserve cash, minimising the spend on research and development to $0.5 million (2006: $1.1 million) as the Company prepared for IPO. Ahead of the IPO the Company maintained minimal headcount. It commenced recruitment of an expanded management team in March and April 2007, with the appointment of John Holaday (Chief Executive Officer), Doug Saltel (Chief Operating Officer), Warren Stern (Executive VP Drug Development) and Chris Campbell (Chief Financial Officer).

Key Achievements

QRxPharma is a specialty pharmaceutical company featuring late-stage clinical drugs for the treatment of pain and central nervous system (CNS) disorders. Our patented products are known drugs that we have repositioned for new applications that address very large international markets and unmet medical needs. By definition, unlike early stage biotech companies that take over a decade from discovery to product, QRxPharma offers products that are well along the clinical development pathway, with an abbreviated time to commercialisation and which can be marketed by a specialty sales force that efficiently calls on physician

specialists who prescribe in large pharmaceutical markets. We anticipate launching our lead pain product, Q8003IR, in 2010.

- **Initial Public Offering** – On 25 May 2007, QRxPharma completed one of the largest IPOs for life sciences companies on the Australian Securities Exchange, raising $50 million in a transaction underwritten by JP Morgan Securities.
- **Executive Team** – We have recruited a world-class team of senior executives, with decades of experience in clinical trials, product manufacturing, pharmaceutical marketing and sales, and operations in publicly traded companies.
- **Science Advisory Board (SAB)** – Our SAB is lead by Professor Solomon Snyder, discoverer of the opioid receptor, and the most cited scientist in the world. Additonal SAB members are internationally recognised for their contributions as scientists and pharmaceutical executives.
- **Manufacturing Agreements** – We have sourced raw materials and initiated negotiations of manufacturing agreements for our lead dual opioid compounds that enable initiation of clinical studies for Q8003IR and for our second dual opioid, the controlled release drug Q8011CR, before the end of 2007.
- **Clinical Trial Protocols** – Working closely with our advisory board and consultants, we are pursuing an acute pain indication for our lead molecule, Q8003IR. This approach provides the opportunity to shorten the time-to-market, reduce the product's development costs and minimise regulatory hurdles while keeping our commitment to initiate our Phase III program in 2007 and achieve commercialisation by 2010. It also gives us two complementary products (Q8003IR and Q8011CR) that cover both the acute and chronic pain markets totalling over US$9 billion worldwide.
- **Neurodegenerative Disease Products** – Our agreements with the Caldwell Laboratory at the University of Alabama (UofA) in the US have resulted in a comprehensive program to rapidly select known drugs that are repositioned for the treatment of dystonia and Parkinson's disease. Recently, our relationship with the UofA has been reinforced by significant grant awards from the Michael J. Fox Foundation.

10. Status of audit *(items 15 to 17)*

This preliminary financial report is based on accounts which are in the process of being audited. It is anticipated that the audit report will be unqualified, and will be made available when the Company lodges its complete Directors' and Financial Reports.

C. J. Campbell

Chris J Campbell
Company Secretary
QRxPharma Limited
15 August 2007

FINANCIAL SCHEDULE – APPENDIX A

ITEM 1
QRxPharma Limited
Income statement
For the year ended 30 June 2007

	Notes	Consolidated 2007 $	Consolidated 2006 $
Interest income		304,199	18,362
Other income	1	4,950,574	-
Research and development	2	(2,447,781)	(1,060,320)
Marketing		(97,565)	(178,837)
General and administration		(1,965,707)	(595,059)
Finance costs	2	(1,497,175)	(1,694,649)
Loss before income tax		(753,455)	(3,510,503)
Income tax credit		348,155	-
Loss from continuing operations		(405,300)	(3,510,503)
Loss for the year		(405,300)	(3,510,503)

FINANCIAL SCHEDULE – APPENDIX A

ITEM 2
QRxPharma Limited
Balance sheet
As at 30 June 2007

	Notes	Consolidated 2007 $	2006 $
ASSETS			
Current assets			
Cash and cash equivalents		35,689,712	248,711
Trade and other receivables		135,565	-
Other financial assets at fair value through profit or loss	3	374,470	-
Prepayments		118,373	-
Held-to-maturity investments	4	10,490,797	-
Total current assets		46,808,917	248,711
Non-current assets			
Other financial assets at fair value through profit or loss	3	547,768	-
Property, plant and equipment		25,482	18,342
Intangible assets	5	15,430,179	-
Total non-current assets		16,003,429	18,342
Total assets		62,812,346	267,053
LIABILITIES			
Current liabilities			
Trade and other payables		677,849	599,488
Other financial liabilities at fair value through profit or loss	3	154,024	-
Borrowings	6	-	3,195,563
Total current liabilities		831,873	3,795,051
Non-current liabilities			
Borrowings	6	-	13,574,115
Total non-current liabilities		-	13,574,115
Total liabilities		831,873	17,369,166
Net assets / (liabilities)		61,980,473	(17,102,113)
EQUITY			
Contributed equity	7	79,932,841	669,968
Reserves		386,894	161,881
Accumulated losses	8	(18,339,262)	(17,933,962)
		61,980,473	(17,102,113)
Total equity / (deficiency in capital)		61,980,473	(17,102,113)

FINANCIAL SCHEDULE – APPENDIX A

ITEM 3
QRxPharma Limited
Statement of changes in equity
For the year ended 30 June 2007

		Consolidated	
		2007	2006
	Notes	$	$
Total deficiency in capital at the beginning of the financial year		(17,102,113)	(3,771,966)
Adjustment on adoption of AASB 132 and AASB 139 to:			
Preference shares		-	(9,898,217)
Restated deficiency in capital at the beginning of the financial year		(17,102,113)	(13,670,183)
Loss for the year		(405,300)	(3,510,503)
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	7	79,262,873	40,533
Employee shares and share options		225,013	38,040
		79,487,886	78,573
Total equity / (deficiency in capital) at the end of the financial year		61,980,473	(17,102,113)

FINANCIAL SCHEDULE – APPENDIX A

ITEM 4
QRxPharma Limited
Cash flow statement
For the year ended 30 June 2007

	Consolidated	
	2007	2006
	$	$
Cash flows from operating activities		
Payments to suppliers and employees (inclusive of goods and services tax)	(1,941,365)	(1,901,124)
Interest received	185,187	18,362
R&D grant received	-	43,060
Income tax R&D receipt	348,115	-
Payment for financial instrument	(1,127,430)	-
Net cash outflow from operating activities	(2,535,493)	(1,839,702)
Cash flows from investing activities		
Payments in relation to purchase of subsidiary	(220,462)	-
Payments for property, plant and equipment	(18,260)	-
Payments for intellectual property	(273,679)	-
Payments for held-to-maturity investments	(10,490,797)	-
Net cash outflow from investing activities	(11,003,198)	-
Cash flows from financing activities		
Proceeds from issues of shares	51,726,270	40,533
Payments made in relation to IPO	(3,699,218)	-
Proceeds from borrowings	1,224,801	635,747
Net cash inflow from financing activities	49,251,853	676,280
Net increase (decrease) in cash and cash equivalents	35,713,162	(1,163,422)
Cash and cash equivalents at the beginning of the financial year	248,711	1,412,133
Effects of exchange rate changes on cash and cash equivalents	(272,161)	-
Cash and cash equivalents at end of year	35,689,712	248,711

FINANCIAL SCHEDULE – APPENDIX A
QRxPharma Limited – 30 June 2007

ITEM 5

NOTE TO THE FINANCIAL STATEMENTS

The financial information included in this announcement does not constitute statutory accounts within the meaning of the Australian Corporations Act 2001. Whilst the financial information has been computed in accordance with Australian Equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001, this announcement does not itself contain sufficient information to comply with those requirements.

A copy of the Company's annual report incorporating compliant financials statement for the year ended 30 June 2007 will be posted to shareholders in October 2007.

Note 1 Other Income

	Consolidated 2007 $	2006 $
Reversal of accrued interest	4,950,574	-

On 24 May 2007 the Series B convertible notes and Series A preferred shares were converted into ordinary shares and the interest accrued thereon was reversed in accordance with the relevant financing deeds.

Note 2 Expenses

	Consolidated 2007 $	2006 $
Loss before income tax includes the following specific expenses:		
Depreciation		
Plant and equipment	11,120	29,988
Net foreign exchange loss	272,161	7,289
Finance costs		
Interest payable on convertible notes	370,948	262,113
Interest payable on preference shares	1,126,227	1,431,007
Other finance expense	-	1,529
	1,497,175	1,694,649
Fair value losses on derivative financial instrument	359,216	-
Employee benefit expense	689,929	351,312
Research and development		
Research and development expensed	2,376,013	1,103,380
Research and development grant	-	(43,060)
Amortisation of intangible assets	71,768	-
	2,447,781	1,060,320

FINANCIAL SCHEDULE – APPENDIX A
QRxPharma Limited – 30 June 2007

Note 3 **Other financial assets at fair value through profit or loss**

	Consolidated 2007 $	2006 $
Current assets		
Derivative financial instrument	374,470	-
Total current assets	374,470	-
Non-current assets		
Derivative financial instrument	547,768	-
Total non-current assets	547,768	-
Total assets	922,238	-
Current liabilities		
Derivative financial instrument	154,024	-
Total liabilities	154,024	-
	768,214	-

Instruments used by the Group

It is anticipated that the Group will spend $31 million over the next two years on research and development expenditure associated with clinical trials to be conducted in the United States of America (US). In order to protect against adverse foreign exchange movements between the Australian dollar (AUD) and the US dollar (USD), the Group has entered into a series of foreign exchange put option contracts to purchase US dollars with each put option standing alone.

These put option contracts are hedging existing purchase contracts and highly probable forecasted purchases over the ensuing two financial years and mature as follows: .

	Sell Australian dollars 2007 $	2006 $	Average exchange rate 2007	2006
Maturity				
6 - 12 months	13,200,000	-	USD 0.8180	-
1 - 2 years	17,900,000	-	USD 0.8180	-

The premium paid to enter into the contracts has been measured at fair value through the profit and loss.

The Group has also entered into a series of Smart Forward exchange contracts. These mature within 6 months from 30 June 2007. The Australian Dollar call amount is for $7,800,000, has a floor of USD 0.80 cents and a trigger of USD 0.8475. Each contract stands alone. At 30 June 2007 a fair value liability of $154,024 has been recognised in relation to the Smart Forward exchange contracts through to October 2007. The liability in relation to the November and December 2007 contracts has not been recognised as it cannot be reliably estimated that the exchange rate trigger will be breached.

FINANCIAL SCHEDULE – APPENDIX A
QRxPharma Limited – 30 June 2007

Note 4 Current assets – Held-to-maturity investments

	Consolidated 2007 $	2006 $
Commercial bills	9,690,797	-
Security deposit	800,000	-
	10,490,797	-

The commercial bill is bearing the interest rate of 6.47% (2006: nil) and matures in December 2007.

It is the company's intention to hold the security deposit until the maturity of the Smart Forward exchange contracts. This security deposit bears a fixed interest rate of 6.2% (2006: nil).

Note 5 Non-current assets – Intangibles

The intangible asset relates to intellectual property associated with the acquisition of CNS Co, Inc. Refer to Appendix 4E, point 8 for further details.

Note 6 Current and non-current liabilities – Borrowings

On 24 May 2007 the Series A and B convertible notes and the Series A preferred shares were converted into ordinary shares.

Note 7 Contributed equity movements

Date	Details	Number of shares	Issue price	$
1 July 2006	Opening balance	7,588,721		669,968
11 April2007	Exercise of options	9,120	$0.15	1,368
11 April 2007	Exercise of options	60,000	$0.15	9,000
19 April 2007	Exercise of options	654,192	$0.15	98,128
25 April 2007	Exercise of options	80,000	$0.15	12,000
25 April 2007	Issue of shares	653,640	$-	-
24 May 2007	Issue of shares	1,912,500	$1.00	1,912,500
24 May 2007	Conversion of Preferred Series A Shares	18,960,911	$0.54	9,898,216
24 May 2007	Conversion of Convertible Note Series A	5,674,837	$0.54	3,067,479
24 May 2007	Conversion of Convertible Note Series B	5,550,000	$0.27	1,500,000
24 May 2007	Conversion of Convertible Note Series B Warrants	5,550,000	$0.27	1,500,000
25 May 2007	Issue of shares under employee share plan	509,325	$-	-
25 May 2007	Compression of shares prior to IPO	(4,703,246)	$-	-
25 May 2007	Share issue to acquire subsidiary	7,500,000	$2.00	15,000,000
25 May 2007	Share issue from IPO	25,000,000	$2.00	50,000,000
	Less: Transaction costs arising on IPO	-		(3,699,218)
	Less: Transaction costs arising on other capital raising	-		(36,600)
30 June 2007	Balance	75,000,000		79,932,841

FINANCIAL SCHEDULE – APPENDIX A
QRxPharma Limited – 30 June 2007

Note 8 Accumulated Losses

	Consolidated 2007 $	2006 $
Opening accumulated losses	(17,933,962)	(14,423,459)
Loss for year	(405,300)	(3,510,503)
Balance 30 June	(18,339,262)	(17,933,962)

QRx Pharma

ASX/MEDIA ANNOUNCEMENT

QRXPHARMA ON TRACK AS DUAL OPIOID PHASE III TRIALS APPROACH FULL CLINICAL READINESS

Sydney, 15 August 2007

In its first financial report since listing on the Australian Securities Exchange (ASX) in May 2007, specialty pharmaceutical company QRxPharma Limited ('QRxPharma') announced today that in the year ended 30 June 2007 the Company recorded a financial result in line with its expectations.

Key features of the result:

- A loss for the year of $0.4 million (2006: loss of $3.5 million)
- A net cash and short-term investment position of $46.2 million at year end

Chairman of QRxPharma, Dr Peter Farrell AM, noted that the result reflects the Company's efforts to conserve cash, minimising spending on research and development ahead of the Company's IPO and listing.

"We have structured and funded QRxPharma to achieve US FDA approval of the New Drug Application (NDA) for the 'dual opioid' drug Q8003IR (for the treatment of moderate to severe pain) by 2009, with a planned product launch by 2010," Dr Farrell said.

Q8003IR is an immediate release formulation of morphine and oxycodone and was discovered by Dr Maree Smith at the University of Queensland. Dr Smith's observations have been borne out in six clinical studies to date and the Company is ready to initiate Phase III trials for Q8003IR before the end of 2007.

QRxPharma's second dual opioid, Q8011CR, is on track to complete Phase I clinical trials by mid-2008. This controlled release drug targets the chronic pain market via a formulation designed to provide twelve hours of pain relief, with abuse prevention technology incorporated into the final product.

"QRxPharma's international patent-protected dual opioid technology combines existing opioid treatments, creates a lower dosage formulation and achieves pain relief with fewer side effects and lower associated risks," Dr Farrell said.

"The Board of QRxPharma has decided to recalibrate slightly the Company's business priorities by directing Q8003IR towards the acute (as distinct from chronic) pain market, thereby providing the opportunity to broaden market reach, reduce development cost and abbreviate the regulatory process," he said.

Activity Since Listing

The $50 million raised through the IPO is to fund QRxPharma's pipeline of pharmaceuticals (in particular Q8003IR and Q8011CR) and to, selectively, continue research and development relating to the Company's other clinical and pre-clinical pipeline.

"Since our IPO, we have made significant progress in the complex process of drug development for Q8003IR and Q8011CR by exploring manufacturing options, refining clinical protocols, selecting Clinical Research Organisations to conduct studies and submitting regulatory filings to the FDA," said Dr John Holaday, Managing Director and CEO.

"Also, we have fulfilled the Company's Prospectus undertaking to invest in research and development by making initial payments under the terms of a five-year collaborative research and licensing Agreement with the University of Alabama as part of our Torsin program," he said.

The QRxPharma-sponsored research program, to be conducted at the University and supported in part through grants from the Michael J. Fox Foundation for Parkinson's Research, is directed towards the development of novel treatments for neurodegenerative diseases.

Outlook

"Overall, the company is very pleased with progress to date," said Dr Farrell. "We will continue to focus on realising the commercial potential of our dual opioid products and on ensuring that existing planned timelines are met. The next stage of clinical trials for both the Q8003IR and Q8011CR products is expected to commence during the 2008 financial year. As this process progresses, and as we complete our planned management appointments, reported losses will increase. The Company is comfortable, however, that the IPO proceeds are adequate to fully fund the clinical trial process for Q8003IR, as outlined in the Prospectus.

"We remain confident that our business plan will create long term value for shareholders as we bring new drugs into the market for the treatment of pain and central nervous system diseases," Dr Farrell concluded.

ENDS

For further information, please contact:

Chris Campbell, Chief Financial Officer, QRxPharma 0401 988 444

About QRxPharma

QRxPharma is a clinical-stage specialty pharmaceutical company with a primary focus on the development and commercialisation of pain therapy products. The company's lead products comprise a patented combination of existing drugs, with a well defined path to regulatory approval and sales. QRxPharma's lead drug compound, Q8003IR, is intended to begin Phase III clinical trials in 2007. The company's preclinical and clinical pipeline includes other technologies in the fields of neurodegenerative disease and venomics.

August 2007

QRx Pharma



Key Messages

- Developing and commercialising products for pain management and chronic central nervous system disorders
- Key "dual opioid" assets reposition existing opioid pain therapies with new clinical uses – low development risk
- Strong IP with international patent protection
- Large well-defined markets with unmet medical needs
- Abbreviated development path and accelerated "go-to-market" strategy
- Experienced management team with appropriate skills
- Funds in place to cover Phase III trials and submission of New Drug Application (NDA)
- Drug trial timelines running to plan

QRx Pharma

The Opportunity in Pain Therapy

- Global market for pain management drugs estimated at US$50 billion, forecast to reach US$75 billion by 2010
- Opioids are the "gold standard" in treating moderate to severe pain
- Worldwide opioid market US$9 billion in 2005
  - US market US$6.6 billion
  - 13% annual growth 2001-2005
- Unmet need for improved drugs with fewer side effects (respiratory depression, nausea, vomiting, somnolence)
- Market has seen limited innovation
- Closely monitored and regulated market
- Enables establishment of sustainable branded competitive advantage

QRx Pharma

Dual Opioid Overview

- QRxPharma's international patent-protected dual opioid technology
  - Combines existing opioid treatments
  - Creates a lower dosage formulation
  - Achieves pain relief with fewer side effects and lower associated risks
- Two lead oxycodone-morphine products
  - Immediate release Q8003IR
  - Controlled release Q8011CR
- Complementary products targeting the acute pain (Q8003IR) and chronic pain (Q8011CR) markets
- Products positioned to minimise generic substitution

QRx Pharma

Further Clinical Study Support

- Recent 40 patient clinical study post spinal surgery by Blumenthal *et al*
- Investigated co-administration of oxycodone and morphine, compared to morphine with placebo
- Oxycodone / morphine combination demonstrated:
  - 12% reduction in opiate use
  - Significantly lower pain scores
  - Lower incidence of adverse effects, notably nausea and vomiting
- Study reinforces evidence that dual opioids deliver:
  - A lower dosage requirement
  - Superior pain control
  - Reduced side effects

QRx Pharma

Q8003IR – Immediate Release Dual Opioid

- Refocus on acute pain market provides opportunity to:
  - Broaden the market reach
  - Reduce development costs
  - Abbreviate regulatory process
- Clinical trial and commercialisation timeline unaffected
- Critical steps and timeline to market launch
  - Late 2007: Phase III to commence
  - 2008: Completion of first Phase III, NDA manufacturing batches (stability assessment)
  - 2009: Completion of additional Phase III studies, safety study, filing of NDA
  - 2010: NDA approval, US launch, other markets

QRx Pharma

New Survey Supports Q8003IR Refocus

- Further extensive market analysis conducted, including July 2007 survey of 65 high-prescribing physicians, which found:
  - There is a positive response to dual opioids and the broader therapeutic window they potentially offer
  - Physicians associate immediate release (IR) products with acute pain
  - Controlled release (CR) products are identified with chronic pain
  - An IR product has a defined role in Chronic Pain independent of labeling.
    - Eg: for intermittent pain, breakthrough pain etc.
  - Significant Opportunity exists in the Acute Pain segment, but we need:
    - The indication and acute pain data to maximize our penetration in this segment
- The refocus of Q8003IR towards acute pain will allow greater market acceptance, reduced cannibalisation between IR and CR formulations and a larger market opportunity overall

QRx Pharma

Q8011CR – Controlled Release Dual Opioid

- Targeting chronic pain market
  - Strong market need for controlled release opioid
  - Complementary to Q8003IR acute pain focus
  - Inherent abuse-deterrent technology
- Critical steps and timeline to further development
  - Mid-2008: Phase I clinical trials complete
  - Late 2008: Targeted initiation of Phase II trials

QRx Pharma

Dual Opioid "Go-to-Market" Strategy

- Initially targeting the US market – over 70% of current global opioid market
- Recruitment of specialty pharma sales force in US
  - One third of market can be covered by approximately 120-150 sales reps
  - Targeting specialised (pain) physicians, pain clinics, high prescribing MDs
  - Explore strategic partnerships to expand market penetration
- Relationship with Sigma Pharmaceuticals in Australia
- Licensing opportunities in Europe and Rest of World

QRx Pharma

Movement Disorder Pipeline Drugs

- No drugs to address cause of Parkinson's disease or dystonia
- World-leading, patented research from University of Alabama, supported by Michael J. Fox Foundation
  - Role of torsin gene and protein in protein misfolding associated with the cause of movement disorders
  - Certain small molecules (antibiotics) activate torsin in preclinical models, and reverse progressive effects
- Specific antibiotic (T9001) modulates key torsin-related pathways
- Next development steps, dystonia
  - Lead drug candidates being selected from known drugs
  - Currently sourcing manufacturing
  - Negotiating to initiate pilot investigator Phase II clinical trial before end of 2007
- Targeted submission of grant application to advance studies in Parkinson's disease

QRx Pharma

Business Development

- Ongoing licensing and partnering activities
- Actively pursuing grant opportunities to partially fund product development
- Next late-stage CNS drug candidate being analysed
- Other pipeline compounds include:
  - Early-stage Q8020TD (transdermal fentanyl/oxycodone patch), as a follow-on to Q8003IR/Q8011CR
  - Q8008 (recombinant peptide)
  - Q8010 (pro-coagulant)
  - Q70050 (venomics research program)

QRx Pharma

Strong and Appropriate Resources

- QRxPharma draws on a depth of relevant experience in:
  - Product development for both public and privately held life sciences companies
  - Product commercialisation
  - Regulatory approval process
  - Managing and financing publicly traded companies
- That experience extends across the Board of Directors, senior management and a highly-credentialled Science Advisory Board
- Augmented by access to extensive network of industry consultants

QRx Pharma

FY07 Results

- Reported FY07 net loss of $0.4 million - in line with expectations
- Exposure to US$ managed through FX hedge program
- Net cash position of $46.2 million - sufficient to fully fund Q8003IR clinical trial process

QRx Pharma

Summary - Positioned to Execute

- A specialty pharmaceutical company with a clear focus on pain management and central nervous system disorders
- Dual opioid technology delivers pain relief with lower dosage and fewer side effects - answers specific need
- Large acute and chronic pain markets targeted through complementary products
- Early and late stage clinical trial timelines proceeding to plan
- Funds in place to take initial product (Q8003IR) through clinical trials and NDA filing
- QRxPharma has in place a management team with the necessary skills and experience to deliver on its potential

Disclaimer

Reliance should not be placed on the information or opinions contained in this presentation. This presentation does not take into consideration the investment objectives, financial situation or particular needs of any particular investor.

No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation. To the maximum extent permitted by law QRxPharma Limited and its affiliates and related bodies corporate and their respective officers, directors, employees and agents disclaim any liability (including without limitation, any liability arising from fault or negligence) for any loss arising from any use of this presentation or its contents or otherwise arising in connection with it.

Any forecasts and other forward-looking statements set out in this presentation are based on a number of assumptions which are subject to change and in many cases outside the control of QRxPharma Limited. Any forecasts contained in this presentation may vary from actual financial results and these variations may be material. Accordingly the forecasts should not be relied upon.

Nothing in this presentation should be construed as to constitute an offer, invitation or recommendation to subscribe for, sell or purchase any security in any jurisdiction.

QRx Pharma

QRx Pharma

QRxPHARMA LIMITED

ABN 16 102 254 151

NOTICE OF ANNUAL GENERAL MEETING - 2007

Notice is given that the Annual General Meeting of shareholders of QRxPharma Limited (the "**Company**") will be held at Sussex Room 2, Four Points Hotel, 161 Sussex Street, SYDNEY at 10:00am (Sydney time) on Friday, 2 November 2007.

ORDINARY BUSINESS

Accounts

Receipt of the Financial Report, Directors' Report and Independent Auditor's Report for the Company for the financial year ended 30 June 2007.

Election of Dr Peter Farrell as a Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

1. *"That Dr Peter Farrell, who retires as a director of the Company in accordance with clause 6.1(e) of the Company's Constitution, and being eligible for election, be elected as a director of the Company".*

Election of Mr Peter Campbell as a Director

To consider and, if thought fit to pass the following resolution as an **ordinary resolution**:

2. *"That Mr Peter Campbell, who retires as a director of the Company in accordance with clause 6.1(e) of the Company's Constitution, and being eligible for election, be elected as a director of the Company".*

Election of Dr Gary Pace as a Director

To consider and, if thought fit to pass the following resolution as an **ordinary resolution**:

3. *"That Dr Gary Pace, who retires as a director of the Company by rotation in accordance with clause 6.1(f) of the Company's Constitution, and being eligible for re- election, be re-elected as a director of the Company."*

Election of Mr Michael Quinn as a Director

To consider and, if thought fit to pass the following resolution as an **ordinary resolution**:

4. *"That Mr Michael Quinn , who retires as a director of the Company by rotation in accordance with clause 6.1(f) of the Company's Constitution, and being eligible for re- election, be re-elected as a director of the Company."*

SPECIAL BUSINESS

Adoption of the Remuneration Report

To consider the Remuneration Report as it appears in the Directors' Report for the financial year ended 30 June 2007, and if thought fit to pass the following **non-binding advisory resolution** as an **ordinary resolution:**

5. *"That the Remuneration Report for the financial year ended 30 June 2007 be adopted."*

By Order of the Board

C. J. Campbell

Chris Campbell
Company Secretary

Dated: 27 September 2007

NOTES

1. The Explanatory Statement, which accompanies and forms part of this Notice, describes the business to be considered at the Annual General Meeting.

2. A shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies. A proxy need not be a shareholder of the Company. A shareholder may appoint an individual or body corporate to act as its proxy. If a body corporate is appointed as proxy, the body corporate must ensure that it appoints a corporate representative in accordance with section 250D of the *Corporations Act 2001* (Cth) to exercise its powers as proxy at the meeting. Where two proxies are appointed, each proxy may be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes.

3. The proposed Chairman of the meeting intends to vote undirected proxies in favour of each of the five resolutions.

4. For the determination of voting entitlements, the directors have determined that the entitlement of any person to attend and vote at the meeting will be that persons entitlement as set out in the Company's register of members as at 7.00pm (Sydney time) on Wednesday 31 October, 2007.

5. A proxy form accompanies this notice of meeting. To be valid it must be completed, signed and received at:

   - the Company's registered office - Suite 4.01, 35 Lime Street, Sydney NSW 2000; or
   - the Company's share registry - Link Market Services Limited of Level 12, 680 George Street, Sydney NSW 2000; Locked Bag A14, Sydney South NSW 1235 Australia.

   by 10:00am (Sydney time) on Wednesday 31 October, 2007, being not less than 48 hours before the time for holding the meeting.

EXPLANATORY STATEMENT

The purpose of this Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether to approve the resolutions detailed in the Notice.

Accounts

As required by section 317 of the *Corporations Act 2001* (Cth), the Financial Report, Directors' Report and the Independent Audit Report for the financial year ended 30 June 2007 will be laid before the Annual General Meeting. Shareholders will be provided with the opportunity to raise questions about the reports, however there will be no formal resolution put to the meeting.

Resolution 1 – Election of Dr Peter Farrell as a Director

In accordance with clause 6.1(e) of the Company's Constitution, Dr Peter Farrell, was appointed as a non-executive director since the last general meeting, retires and being eligible for election, offers himself for election as a director of the Company.

Dr Peter Farrell was appointed as a director on 27 April 2007. His experience, qualifications and special responsibilities are set out on page 11 of the Company's Annual Report.

Resolution 2 – Election of Mr Peter Campbell as a Director

In accordance with clause 6.1(e) of the Company's Constitution, Mr Peter Campbell, having been appointed as a non-executive director since the last general meeting, and being eligible for election, offers himself for election as a director of the Company.

Mr Peter Campbell was appointed as a director on 27 April 2007. His experience, qualifications and special responsibilities are set out on page 12 of the Company's Annual Report.

Resolution 3 – Re-election of Dr Gary Pace as a Director

Pursuant to clause 6.1(f) of the Constitution, at each Annual General Meeting, any director who has been a director of the Company for 3 or more years and for 3 or more Annual General Meetings must retire from office.

The Constitution ensures that no Director is able to remain in office for longer than three years without facing re-election. Each Director is entitled to offer himself for re-election as a Director at the Annual General Meeting that coincides with his or her retirement.

Dr Gary Pace retires by rotation and being eligible for re-election, offers himself for re-election as a Director.

Dr Gary Pace was appointed as a director on 19 September 2002. His experience, qualifications and special responsibilities are set out on page 12 of the Company's Annual Report.

Resolution 4 – Re-election of Mr Michael Quinn as a Director

Pursuant to clause 6.1(f) of the Constitution, at each Annual General Meeting, any director who has been a director of the Company for 3 or more years and for 3 or more Annual General Meetings must retire from office.

The Constitution ensures that no Director is able to remain in office for longer than three years without facing re-election. Each Director is entitled to offer himself for re-election as a Director at the Annual General Meeting that coincides with his or her retirement.

Mr Michael Quinn retires by rotation and being eligible for re-election, offers himself for re-election as a Director.

Mr Michael Quinn was appointed as a director on 19 September 2002. His experience, qualifications and special responsibilities are set out on page 12 of the Company's Annual Report.

Resolution 5 – Adoption of the Remuneration Report

The *Corporations Act 2001* (Cth) requires that listed companies include a remuneration report in their Directors' Report. The remuneration report is set out on pages 14 to 22 of the Directors' Report. The Remuneration Report includes information in respect of the Company's remuneration policies in respect of directors and group executives, including the relationship between remuneration polices and the Company's performance, prescribed details of directors and group executives, details of securities included in the remuneration of directors and group executives and details of persons employed under a contract.

The resolution to adopt the remuneration report has been put to the members in accordance with section 250R(2) of the *Corporations Act 2001* (Cth). Any outcome, with respect to this resolution, is advisory only and does not bind the Directors or the Company.

QRxPharma Limited
ABN 16 102 254 151

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 612 532
(02) 8280 7713
Facsimile: (02) 9287 0309
ASX Code: QRX
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of QRxPharma Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Friday, 2 November 2007, at Sussex Room 2, Four Points Hotel, 161 Sussex Street, SYDNEY and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** **X** **in the appropriate box below.**

Resolution	For	Against	Abstain*
Resolution 1 Election of Dr Peter Farrell as a Director	☐	☐	☐
Resolution 2 Election of Mr Peter Campbell as a Director	☐	☐	☐
Resolution 3 Election of Dr Gary Pace as a Director	☐	☐	☐
Resolution 4 Election of Mr Michael Quinn as a Director	☐	☐	☐
Resolution 5 Adoption of the Remuneration Report	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QRX PRX741

QRx Pharma

ASX / MEDIA RELEASE
22 October 2007

FIRST QUARTER OPERATING UPDATE

On Track to Initiate Phase 3 Clinical Trial Program for Dual-Opioid Pain Product

QRxPharma (ASX: QRX), a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of new treatment paradigms for pain management and chronic central nervous system (CNS) disorders, announces positive progress towards its goal of initiating Phase 3 trials for Q8003IR, a dual-opioid immediate release pain therapy, by the end of 2007.

"We're on track in terms of financial resources, trial design, regulatory filings and clinical partners," said Dr. John Holaday, Managing Director and CEO of QRxPharma. "Leveraging the regulatory, manufacturing and drug development know how of our Board, Scientific Advisory Board and management team, we are well-positioned to achieve our goals."

Specific events since 30 June 2007 relating to the Q8003IR clinical trial program include:

- Completion of the product manufacturing of clinical supplies
- Finalisation of clinical trial protocols for an acute post-surgery clinical trial and a safety extension clinical trial
- Selection of the Clinical Research Organisation (CRO) to conduct studies
- Clinical trial site selections
- Receipt of an Institute Review Board (IRB) approval to proceed with a study of acute pain in post-surgical patients

"These actions mean that QRxPharma is ready to commence its next phase of clinical trials in late-2007, which corresponds with the timeline outlined in the Company's Prospectus," said Dr. John Holaday.

"Cash utilisation in the quarter ending 30 September 2007, as detailed in the Appendix 4C released today, is aligned with prior expectations, and the Company retains A$44.2 million in cash reserves and short-term investments which is expected to be sufficient to fully fund the Phase 3 clinical trials and New Drug Application (NDA) submission for Q8003IR in the US market," he added.

QRxPharma can also confirm quarterly progress relating to its other clinical pipeline candidates and preclinical stage drugs. Since 30 June 2007:

- Progress has been made on the production of clinical trial materials for the controlled released dual opioid product Q8011CR, with Phase 1 clinical trials to be completed mid-2008.
- Grant applications have been filed for T9001, a torsin-based therapeutic, targeting dystonia and Parkinson's disease. This drug candidate will be co-developed through a sponsored research program with the University of Alabama.
- Confirmation has been received of government grants totalling approximately A$0.8 million to the University of Queensland, over a three-year period to 2010, for partial support of the QRxPharma venomics project being conducted in collaboration with the University. This project entails the pre-clinical evaluation of snake venom proteins with therapeutic potential, including application as anti-bleeding agents.

In addition, the Company has strengthened its Scientific Advisory Board (SAB) with the recent appointments of Dr. Lester Crawford, former Commissioner of the US Food and Drug Administration (FDA), and Dr. Gavril Pasternak, a world authority on opioid drugs. Dr. John Holaday commented on these appointments: "Drs. Crawford and Pasternak bring invaluable experience to QRxPharma, as the Company strives to bring to market a product portfolio of late and early stage clinical candidates with abbreviated development programs and improved patient outcomes."

###

For further information please contact:

Dr. John Holaday, Managing Director and CEO
+61(0)2 9492 8021 (office) +61(0)401 988 444 (mobile)

About QRxPharma

QRxPharma (ASX: QRX) is a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of new treatment paradigms for pain management and central nervous system (CNS) disorders. Based on a development strategy which re-engineers marketed drugs to enhance and expand their clinical utility, the Company's product portfolio includes both late and early stage clinical candidates with the potential for reduced risk, abbreviated development paths, improved safety and patient outcomes, and greater market value for direct commercialisation in the US as well as potential for strategic partnerships abroad. QRxPharma's lead drug compound, Q8003IR, is intended to begin Phase 3 clinical trials in 2007. The Company's preclinical and clinical pipeline includes other technologies in the fields of neurodegenerative disease and venomics.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

QRxPharma Limited

ABN

16 102 254 151

Quarter ended ("current quarter")

30 September 2007

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (3 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(446)	(446)
	(b) advertising and marketing	(108)	(108)
	(c) research and development	(1,220)	(1,220)
	(d) leased assets	-	-
	(e) other working capital	(244)	(244)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	480	480
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes refund/(paid)	-	-
1.7	Other	-	-
	Net operating cash flows	(1,538)	(1,538)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,538)	(1,538)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(13)	(13)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(13)	(13)
1.14	**Total operating and investing cash flows**	(1,551)	(1,551)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(1,551)	(1,551)
1.21	Cash at beginning of quarter/year to date	35,690	35,690
1.22	Effect of exchange rate changes on cash	(420)	(420)
1.23	**Cash at end of quarter – see Note (i) below**	33,719	33,719

Note (i) – A Bank Accepted Commercial Bill of $9.7 million (maturity 19 December 2007) and a Term Deposit of $0.8 million (maturity 17 December 2007), having a maturity of greater than 3 months from original investment date, have been classified as short term investments and excluded from disclosure as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements". On maturity, if these funds are not reinvested for a period of greater than 3 months they will be reclassified and disclosed as part of cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	$ 407
1.25	Aggregate amount of loans to the parties included in item 1.11	$ -

1.26 Explanation necessary for an understanding of the transactions

Payments include salary and wages, and consultancy fees on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,717	2,339
4.2	Deposits at call	-	
4.3	Bank overdraft	-	-
4.4	Bank Accepted Commercial Bills and Term Deposits with maturity of less than 3 months - see **Note (ii)** below	32,002	33,351
	Total: cash at end of quarter (item 1.23)	33,719	35,690

Note (ii) – A Bank Accepted Commercial Bill of $9.7 million (maturity 19 December 2007) and a Term Deposit of $0.8 million (maturity 17 December 2007), having a maturity of greater than 3 months from original investment date, have been classified as short term investments and excluded from disclosure as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements". On maturity, if these funds are not reinvested for a period of greater than 3 months they will be reclassified and disclosed as part of cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: C J Campbell Date: 22 October, 2007.
~~(Director~~/Company secretary)

Print name: CHRIS J CAMPBELL.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, 275 Kent Street
SYDNEY NSW 2000
Telephone: (61 2) 8253 0390
Facsimile: (61 2) 8253 1215

25 October 2007

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), we attach our Notice of Change of Substantial Shareholder (Form 604) in respect of QRXPHARMA LTD.

Yours faithfully

Anna O'Connell
Company Secretary

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To	Company Name/Scheme	QRXPHARMA LTD
ACN/ARSN		ABN 16 102 254 151

1. Details of substantial holder(1)

Name	WESTPAC BANKING CORPORATION GROUP (WBC)
ACN/ARSN (if applicable)	ABN 33 007 457 141

There was a change in the interests of the substantial holder on 19/10/2007

The previous notice was given to the company on 06/08/2007

The previous notice was dated 02/08/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice in the company or scheme, are as follows:

Class of securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power (5)
ORDINARY SHARES	4,512,544	6.02%	4,732,795	6.31%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19/10/2007	WBC & its Associates Westpac Financial Services Group Limited (WFSG), BT Investment Management No.3 Pty Limited, BT Investment Management Limited	See Schedule	See Schedule	See Schedule	See Schedule

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
BT Investment Management No.3 Pty Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	1,173,148
BT Investment Management Limited	HSBC Custody Nominees (Australia) Limited	BT Investment Management Limited is the RE and fund manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	3,559,647

5. **Changes in association**

The persons who have become associates (2) of, or ceased to be associates of, or have changed the nature of their association (9) with, the holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
BT Investment Management Limited	New Responsible Entity or Investment Manager within WBC.

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 20, Westpac Place, 275 Kent St, Sydney NSW 2000
BT Investment Management No.3 Pty Limited	Level 20, Westpac Place, 275 Kent Street, Sydney NSW 2000
BT Investment Management Limited	Level 15, Chifley Square, 2 Chifley Square, Sydney NSW 2000
QRXPHARMA LTD	Suite 401, 35 Lime St, Sydney NSW 2000

Signature

print name Anna O'Connell capacity Company Secretary

sign here date 25/10/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(6) Include details of:
  (a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

  (b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any changes in that association since the last substantial holding notice.

SCHEDULE

PART 1 - TRANSACTION HISTORY

Sales & Purchases for the period : 2/08/2007 to 19/10/2007
SECURITY: QRX

BT Investment Management No.2 Limited

Date	Registered Company	Quantity	Value
2/08/2007	HSBC Custody Nominees (Australia) Limited.	5,000	8,750
17/08/2007	HSBC Custody Nominees (Australia) Limited.	20,000	33,000
23/08/2007	HSBC Custody Nominees (Australia) Limited.	45,251	75,112
4/10/2007	HSBC Custody Nominees (Australia) Limited.	100,000	135,000
8/10/2007	HSBC Custody Nominees (Australia) Limited.	55,000	74,250
	Total	**225,251**	**326,112**

Date	Registered Company	Quantity	Value
2/08/2007	National Australia Bank Limited	-476,303	0
	Total	**-476,303**	**0**
	BT Investment Management No.2 Limited TOTAL :	**-251,052**	**326,112**

BT Investment Management No.3 Pty Limited

Date	Registered Company	Quantity	Value
2/08/2007	HSBC Custody Nominees (Australia) Limited.	990,037	1,732,565
	Total	**990,037**	**1,732,565**
	BT Investment Management No.3 Pty Limited TOTAL :	**990,037**	**1,732,565**

PART 2 – TRANSFER OF FUNDS BETWEEN ASSOCIATED ENTITIES

BT Funds Management Limited

Date	Transferred (to/from)	Quantity
19/10/2007	To BT Investment Management Limited	-1,662,397
	Total	**-1,662,397**
	BT Funds Management Limited TOTAL :	**0**

BT Investment Management No.2 Limited

Date	Transferred (to/from)	Quantity
19/10/2007	To BT Investment Management Limited	-1,897,250
	Total	**-1,897,250**
	BT Investment Management No.2 Limited TOTAL :	**0**

BT Investment Management Limited

Date	Transferred (to/from)	Quantity
19/10/2007	From BT Funds Management Limited	1,662,397
19/10/2007	From BT Investment Management No.2 Limited	1,897,250
	Total	**3,559,647**
	BT Investment Management Limited TOTAL :	**3,559,647**

October 2007



QRx Pharma

Investor Update

Company Profile

- Clinical-stage specialty pharmaceutical (ASX: QRX)
  - Core focus: commercialisation of new products/treatment paradigms for pain management and chronic central nervous system (CNS) disorders
- Pipeline of late and early stage candidates
  - Development strategy: re-engineer known drugs to enhance and expand their clinical utility and commercial value
- Strong IP portfolio with international protection
  - 6 issued and 6 patents pending (Australia, EU, Japan, & Canada)
- Clinical Trials
  - Q8003IR (Acute Pain) to begin Phase 3 Trials late-2007
  - Q8011CR (Chronic Pain) to complete Phase 1 Trials 2008
  - T9001 (Dystonia) to begin Phase 2 Trials in 2008
- Experienced Board and executive team
- Market capitalisation of $112 million on 24 Oct.

QRx Pharma

Competitive Advantages

- Know-how to build and sustain shareholder value; proven track record of Board and management team
- Focused business strategy targeting specialist-driven sectors with well-defined needs
- Development strategy to harness unique properties of patented technologies and reengineer known drugs to develop new therapies with enhanced clinical benefits
  - Dual Opioid Platform (Pain Management) and Torsin Platform (CNS Disorders)
  - Abbreviated R&D paths, streamlined regulatory approvals, reduced risk of failure and renewed market value
- Resources in place to fund upcoming clinical program
  - On track and on budget with clinical trials projections

QRx Pharma

Product Pipeline


PRODUCT/PROGRAM
RESEARCH
PRE-CLINICAL
PHASE I
PHASE II
PHASE III
PAIN MANAGEMENT
Q8003IR
Q8011CR
CNS
T9001 (Dystonia)
T9001 (Parkinson's)
VENOMICS
Q8010
Q8008

QRx Pharma

Pain Therapy Market

- Global pain market estimated at US$50 billion, forecast to reach US$75 billion by 2010
  - Worldwide opioid market US$9 billion in 2005
  - US market US$6.6 billion;13% annual growth from 2001 to 2005
- Limited product innovation to date; reliance on older therapies
  - Opioids are the "gold standard" in treating moderate to severe pain
- Clear need for improved drugs with fewer side effects and risk factors
  - Respiratory depression, constipation, nausea, vomiting, somnolence

QRx Pharma

The Opportunity Equation

- Problem: Side effects and associated risks limit clinical value of "gold standard" opioid pain drugs
- Need: Improved pain relief with fewer side effects and risk factors
- Solution: Engineer first-in-class drug which harnesses therapeutic potential of opioids with lower risk profiles
  - Dual-opioid platform technology
    - Offers greater clinical benefit vs. existing opioid pain therapies
  - Achieve pain relief at materially lower doses of active ingredient (improved safety)
  - Significant reduction of side effects (i.e. respiratory depression, constipation, nausea, vomiting, somnolence) and potential for abuse
  - Closely monitored and regulated market
    - Reinforces sustainable competitive advantage

QRx Pharma

Product Overview

QRx PAIN THERAPY PRODUCT OVERVIEW


MORPHINE
OXYCODONE
Q8003IR IMMEDIATE RELEASE FOR ACUTE/ CHRONIC PAIN
Q8011CR SUSTAINED RELEASE FOR CHRONIC PAIN

Dual Opioid Platform Technology

- Synergistically combines existing opioids to enhance clinical value/use
  - Lower dosage formulation (i.e. sub-analgesic doses)
  - Pain relief with fewer side effects and associated risks
  - Supported by a number of clinical studies, including recent post-spinal surgery study (Blumenthal *et al*)
- Two complementary oxycodone-morphine products, positioned to:
  - Cover broad range of pain states/types
    - Q8003IR: immediate release dual opioid for acute pain
    - Q8011CR: controlled release dual opioid for chronic pain
  - Reduced development costs and abbreviated regulatory processes
  - Minimise generic substitution
    - Greater market value for direct commercialisation in US and potential for partnerships abroad

QRx Pharma

Q8003IR – Immediate Release Dual Opioid

- Clinical data demonstrate that oxycodone-morphine combination delivers:
  - reduction in opiate use (lower dosage)
  - Significantly lower pain scores (greater relief)
  - Lower incidence of adverse effects, notably nausea and vomiting (improved benefits)
- QRxPharma's lead product candidate
  - Primary focus on acute pain; secondary market chronic pain
- Milestone timeline to market launch
  - November 2007: Phase 2/3 study for acute pain in post-surgical bunionectomy patients
  - Late 2007: Phase 3 to begin enrolling patients
  - 2008: Completion of first Phase 3 and NDA manufacturing batches (stability assessment data)
  - 2009: Completion of additional Phase 3 studies, long-term safety, and NDA filing
  - 2010: NDA approval, US launch, other markets
- **On track to commence Phase 3 trials before end of 2007**

QRx Pharma

Recent Progress Towards Phase 3 Trials

- Leverage in-house regulatory, manufacturing and development know-how to achieve timetable outlined in Prospectus
- Since the conclusion of FY07, significant progress made towards initiating Q8003IR Phase 3 trials in late-2007
  - Focus on acute post-surgical pain
  - Completion of product manufacturing
  - Finalisation of clinical trial protocols
  - Selection of Clinical Research Organisation (CRO) and trial sites
  - IRB approvals in place

QRx Pharma

Q8011CR – Controlled Release Dual Opioid

- Targeting chronic pain market
  - Strong market need for controlled release opioid
  - Complementary to Q8003IR
  - Inherent abuse-deterrent technology
- Milestones and clinical development timeline
  - Mid-2008: Phase 1 clinical trials complete
  - Late-2008: Targeted initiation of Phase 2 trials
- Recent progress on production of clinical trial materials – on schedule to meet Phase 1 timeline

QRx Pharma

Dual Opioid "Go-to-Market" Strategy

- Initially targeting the US market – over 70% of current global opioid market
- Recruitment of specialty pharma sales force in US
  - One-third of market can be covered by approximately 120-150 salespeople
  - Targeting specialised (pain) physicians, pain clinics and high prescribing MDs
  - Explore strategic partnerships to expand market penetration
- Precise "go-to-market" strategy based on product-oriented science and large, well-defined market
- Relationship with Sigma Pharmaceuticals in Australia
- Licensing opportunities in Europe and Rest of World

QRx Pharma

CNS Market

- With aggregate value of $86 billion (2005), the CNS market is the largest of all therapeutic areas
- No drugs yet available to treat Parkinson's and dystonia at causative level
- Significant advances as to molecular and cellular biology of neurodegenerative disorders point to potential of new therapies
  - Recent discovery that DYT-1 gene and the protein it encodes -- Torsin -- is critical for normal cellular brain function
  - Role of Torsin prevents protein misfolding associated with the cause of movement disorders
  - Preclinical studies demonstrated that an existing drug activates the Torsin system, prevents protein mutations and ameliorates movement disorders
  - Preliminary anecdotal clinical observations with patients suffering from dystonia also support such findings

QRx Pharma

T9001 CNS Product Candidate

- R&D alliances with world-leading Caldwell Lab at University of Alabama
  - Research supported by American Parkinson's Disease Association, the Dystonia Medical Research Foundation, and the Michael J. Fox Foundation
  - Grant applications recently filed to advance studies in Parkinson's disease and dystonia
  - Exclusive license to molecules and IP portfolio of Torsin inventions at UA
- T9001 for movement disorders (Parkinson's and dystonia)
  - Specific antibiotic modulates key Torsin-related pathways
  - Clinical development timeline and milestones
    - Lead drug candidates selected process underway; re-engineering known drugs
    - Currently sourcing manufacturing
    - Negotiating to initiate pilot investigator Phase 2 clinical trial in 2008

QRx Pharma

Business Development

- Ongoing licensing and partnering activities
- Actively pursuing grant opportunities to partially fund product development
- Next late-stage CNS drug candidate being analysed
- Other early stage pipeline compounds include:
  - Q8020TD (transdermal fentanyl/oxycodone patch)
  - Q8008 (recombinant peptide)
  - Q8010 (pro-coagulant)
  - Q70050 (venomics research program)
- Government grants for venomics project conducted with University of Queensland – A$0.8 million over 3 years

QRx Pharma

Strong and Appropriate Resources

- Requisite financial, scientific and human capital
- QRxPharma draws on a depth of relevant experience in:
  - Integration of academic, scientific and commercial knowledge into targeted specialist-driven products
  - Product R&D for both public and privately-held life sciences companies
  - Product commercialisation
  - Regulatory approval processes
  - Managing and financing publicly traded companies
- Access to an extensive network of industry experts
- Highly-credentialed Science Advisory Board (SAB) lead by Dr. Solomon Snyder and bolstered by recent appointments of Dr. Lester Crawford (former head of FDA) and Dr. Gavril Pasternak

QRx Pharma

QRxPharma: Poised to Execute

- Clinical-stage specialty pharmaceutical company
- Focus on pain management and CNS disorders
  - Dual opioid technology platform: delivers pain relief with lower dosage and fewer side effects
  - Torsin technology: correct misfolded proteins and reverse progressive effects
- Drug development approach (re-engineer marketed drugs to enhance or expand clinical utility and commercial value)
  - Shorten transition from bench to market
- Early and late stage pipeline; clinical trial timelines proceeding to plan
- Resources in place for Q8003IR Phase 3 trials and NDA filing
- Management team ready to deliver company potential and drive shareholder value

QRx Pharma

Disclaimer

This presentation, including information contained in this disclaimer, is given to you in strict confidence.

By attending the presentation, you agree that no part of this presentation or disclaimer may be disclosed, distributed or reproduced to any third party without the consent of QRxPharma Limited ("QRxPharma").

This presentation is being provided for the sole purpose of providing the recipients with background information about QRxPharma's business. This presentation, including the information contained in this disclaimer, does not constitute an offer, invitation or recommendation to subscribe for or purchase any security and neither the presentation, disclaimer nor anything contained in them forms the basis of any contract or commitment.

No representation, express or implied, is made as to the fairness, accuracy, completeness or correctness of information contained in this presentation, including the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns or statements in relation to future matters contained in the presentation ("forward-looking statements"). Such forward-looking statements are by their nature subject to significant uncertainties and contingencies and are based on a number of estimates and assumptions that are subject to change (and in many cases are outside the control of QRxPharma and its Directors) which may cause the actual results or performance of QRxPharma to be materially different from any future results or performance expressed or implied by such forward-looking statements.

To the maximum extent permitted by law, neither QRxPharma nor its related corporations, directors, employees or agents, nor any other person, accepts any liability, including, without limitation, any liability arising from fault or negligence, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

You represent and confirm by attending and/or retaining this presentation, that you accept the above conditions.

RECEIVED

2008 APR 16 P 5:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOR IMMEDIATE RELEASE
2 November 2007

2007 ANNUAL GENERAL MEETING

QRxPharma (ASX: QRX), a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of new treatments for pain management and other central nervous system (CNS) disorders, conducted its Annual General Meeting today at Four Points Hotel, 161 Sussex Street, Sydney, commencing at 10.00am. Please find attached the addresses delivered by Dr Peter Farrell (Chairman) and Dr John Holaday (Managing Director and Chief Executive Officer).

For further information please contact:

Dr John Holaday, Managing Director and CEO
+612 9492 8021 (office)
+61 401 988 444 (mobile)

About QRxPharma
QRxPharma (ASX: QRX) is a clinical-stage specialty pharmaceutical company with a core focus on the development and commercialisation of pain therapy products. The Company's lead pain products are a patented combination of existing pain therapies and have a well-defined path to regulatory approval and sales. QRxPharma's lead pain product, Q8003IR, is intended to begin its Phase 3 clinical program in late 2007. The Company's other clinical and preclinical pipeline products include a controlled release version of Q8003IR, called Q8011CR, and other development projects in the fields of neurodegenerative diseases and venomics.

QRx Pharma

Chairman's Address – Dr Peter Farrell
2 November 2007

Ladies and gentlemen, when the Company chose to raise capital via an IPO in May of this year our investment proposition was clear and compelling. Our Offer invited potential investors to join us in funding the development of QRxPharma's clinical stage pipeline of pharmaceuticals.

Underpinned by cornerstone investors Innovation Capital and Kestrel Capital, we successfully raised $50 million and on behalf of the Board I acknowledge the continuing commitment of our original VC investors and welcome the support of our new shareholders who took up our Offer to invest in QRxPharma.

The Offer was fully underwritten by JP Morgan, with Patersons and Ord Minnett as Co-Managers. The Board was very pleased with the positive response from investors and the Offer was significantly oversubscribed. On listing, QRxPharma was capitalised at $150 million.

The funds raised through the Offer are being used to support the Company's Drug Development Expenditure Program. The immediate goals of the Program are to conduct Phase 3 clinical trials of our dual opioid therapy (Q8003IR) for the treatment of moderate to severe pain and to submit a successful New Drug Application (or NDA) to the US FDA.

Following the FDA's expected approval of the NDA and the completion of two Phase 3 clinical trials in 2008 and 2009, first sales of Q8003IR are scheduled to occur in the US in 2010.

Another priority of the Expenditure Program is the advancement of clinical trials for Q8011CR, our oral controlled release capsule which will reduce the number of opioid doses required per day and offer significant other benefits to patients and prescribers. Q8011CR is due to complete Phase 1 studies by mid-2008.

QRxPharma's Managing Director and CEO Dr John Holaday will update you shortly on the Company's operations, especially as to progress in relation to our dual opioid pain management therapies and on the status of research and development into our other clinical and pre-clinical drugs, notably the Torsin Platform for Central Nervous System disorders.

As we continue to pass the required regulatory and trial milestones on the road to the US marketplace we have fully justified our investors' faith in the Company's ability to deliver on the undertakings given in QRxPharma's Prospectus.

Our financial performance is in line with that set out in the Prospectus and cash utilisation at the end of the September quarter was tracking on forecast.

The Board believes that the Company's retained $44 million in cash reserves and investments are sufficient to fully fund the Q8001IR Phase 3 clinical trials as well as the NDA to the FDA, clearing the route to commercialisation.

QRxPharma is fortunate in having an experienced and committed Board and executive team, led by John with Doug Saltel as COO, but we also benefit greatly from the wisdom and extensive credentials of our non-executive Scientific Advisory Board.

This body of distinguished clinicians has been enhanced in recent months by the appointments of Dr Lester Crawford and of Dr Gavril Pasternak. Dr Crawford is a former head of the FDA.

Ladies and gentlemen, QRxPharma is a dynamic company and maintains ongoing vigilance in the neuropharmacological marketplace to ensure that we best meet prescriber and patient needs.

After careful market analysis, consultations with pain physicians and the FDA and following advice from the Company's Scientific Advisory Board, we have decided to broaden the Company's reach in the treatment of moderate to severe pain by targeting Q8003IR development primarily towards the acute pain market. The treatment of

chronic pain remains a secondary opportunity, with the needs of these patients to be met primarily by Q8011CR, our second dual opioid.

This approach will position the Company well to take advantage of the significant prescription volume that exists in both the acute and chronic pain segments.

An added advantage of directing our primary dual opioid towards the acute pain market is that we can better leverage the pharmaceutical advantages of Q8001IR's immediate release formulation and bring it to market with reduced development expense.

Q8003IR and Q8011CR are complementary pain therapies and will address both acute and chronic pain so as to extend prescriber choice.

Since listing, QRxPharma has also made good progress in the development of our Torsin Program, especially through our strategic alliance with the University of Alabama, whose Caldwell Laboratory has embarked on a research program directed at re-engineeering existing drug therapies for new clinical applications including the treatment of dystonia, Parkinson's Disease and other neurological disorders.

This cutting edge research is supported by a number of professional bodies, including the Dystonia Medical Research Foundation and the Michael J. Fox Foundation for Parkinson's Research, which recognise the value of the Caldwell Laboratory's work.

Before handing over to John to provide an operational update I should comment briefly on the quality of the management team that QRxPharma has assembled.

It is no mean feat to manage effectively a Company listed in Sydney, with its CEO and Chairman based in the US and other Directors, Executives and Advisors spread across the globe. I pay tribute to John, Doug, Chris Campbell and their associates for ensuring that the Company's communication and decision-making is of the highest calibre and for never losing sight of the main game – to create value for shareholders by working to bring new drugs to the market so as to relieve human suffering.

John Holaday will now provide an update on the Company's operational progress.

QRx Pharma

Managing Director's Address – Dr John Holaday
2 November 2007

Ladies and gentlemen, the five months since QRxPharma listed on the ASX have been a productive period that has moved us significantly closer to our goal of commercialising our lead product candidate, Q8003IR, by 2010.

Our product portfolio includes late and early stage clinical candidates, with Q8003IR closest to the marketplace, and other treatments for the relief of pain and for the treatment of neurodegenerative diseases following close behind in the clinical pipeline.

The Company's principal therapies under development are our pain management drugs, Q8003IR (to begin Phase 3 trials shortly) and Q8011CR, which will complete Phase 1 studies in 2008. We anticipate that T9001, our drug to treat dystonia and Parkinson's disease, will also begin Phase 2 trials next year.

We are working to ensure that QRxPharma's pain relief dual opioid products (morphine plus oxycodone - invented at the University of Queensland) will become the 'gold standard' of drugs for the treatment of moderate to severe pain. They address a worldwide opioid market estimated to be US$10 billion globally, and will provide improved pain relief while at the same time minimising serious side-effects such as respiratory depression, constipation, nausea and sedation. As the Chairman has stated, we have refocused Q8003IR primarily on the relief of acute pain, with chronic pain as a secondary market.

Our milestone timetable for the launch of Q8003IR in the US market is proceeding well. Since the end of June this year we have:

- Completed product manufacturing of clinical supplies
- Finalised clinical trial protocols for an acute post-surgery trial and a safety extension clinical trial
- Selected our Clinical Research Organisation partner to conduct studies

- Selected clinical trial sites

- Received Institute Review Board (IRB) approval to proceed with a study of acute pain in post-surgical patients

I am very pleased to announce today that QRxPharma has recently received full clearance from the IRB to begin to enroll patients so we now are literally days away from our first Phase 3 trial sites being initiated.

This is exciting news for the Company. Let me acknowledge all of the efforts by the QRxPharma executive team that have brought us to this important milestone and give credit to the exceptional efforts of Doug Saltel, our COO, Warren Stern, our Exec. VP, Drug Development, Chris Campbell, our CFO and the rest of the team we have built to take QRxPharma from its initial growth since Dr. Gary Pace served as the founding CEO of the company, through our IPO and to the present time.

QRxPharma has been able to reach these milestones on time by leveraging its in-house regulatory, manufacturing and drug development knowledge. While focusing on the key priority of Q8003IR, we continue to progress the development of our second dual opioid drug, Q8011CR, leading to its Phase 1 clinical studies next year. On the business development front, we are moving forward with discussions to expand our 'go-to-market' strategy through relationships with other biopharmaceutical companies to create a global marketplace for our products.

One of the great strengths of the QRxPharma business model is that one third of the total (US) market for moderate to severe pain can be covered by approximately 150 salespeople, targeting pain specialists, pain clinics and high prescribing doctors. So when the time comes to embark on full-scale marketing, we will benefit greatly from these scale efficiencies that define the specialty pharmaceutical strategy.

Turning to the US$85 billion Central Nervous System market, our leading product candidate is T9001, a torsin-based therapeutic drug for treatment of the progressive brain diseases in patients suffering from Parkinson's Disease or dystonia.

As the Chairman noted, QRxPharma has formed a research alliance with the Caldwell Laboratory at the University of Alabama in the US. Their world-class research has revealed that certain antibiotic drugs, independent of their actions in killing bacteria, happen to activate an important protective mechanism in the brain to prevent the progression of neurodegenerative diseases. QRxPharma has an exclusive licence to this important patent portfolio of torsin inventions from the University. Supportive grants have been received from the National Institutes of Health in the US, as well as the National Science Foundation, Howard Hughes Medical Institution, and the Michael J. Fox Foundation. Additional grant applications were recently filed to augment the QRxPharma-sponsored research program with the Caldwell Laboratory.

QRxPharma has the requisite financial, scientific and human capital to achieve its objectives, as set out in our Prospectus, to bring Q8003IR through the FDA to approval, and Q8011CR to completion of Phase 1 studies next year. We can draw on a depth of relevant experience in:

➢ The integration of academic, scientific and commercial knowledge into targeted specialist-driven products

➢ Product R & D for both public and privately-held life sciences companies

➢ Product commercialisation

➢ Regulatory approval processes

➢ Managing and financing publicly traded companies

We are poised to execute, on time and on budget.

In summary, our objective is to make a difference in the lives of patients and build shareholder value as we focus product commercialisation to address the enormous markets of pain management and Central Nervous System disorders. Our business model is designed to shorten the transition from the laboratory to the market.

Our early and late stage drug development pipeline is proceeding according to plan and we are well-resourced to complete the Q8003IR Phase 3 trials and our NDA filing leading to product commercialisation in 2010, key objectives we set for the Company at the time of listing.

On behalf of the management team I thank the Board of QRxPharma and the Scientific Advisory Board for their unfailing support, and look forward to continued success as we build QRxPharma into a commercially ready, specialty pharmaceutical company.

LINK
MARKET SERVICES

QRXPHARMA LIMITED

ANNUAL GENERAL MEETING
Friday, 2 November, 2007

RESULT OF GENERAL MEETING (ASX REPORT)

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in which the securityholder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
	Resolution	Votes *For*	Votes *Against*	Votes *Discretionary*	Votes *Abstain*	*For*	*Against*	*Abstain* **
1	ELECTION OF DR PETER FARRELL AS A DIRECTOR	12,448,232	0	200,100	130,000	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
2	ELECTION OF MR PETER CAMPBELL AS A DIRECTOR	12,447,342	0	200,100	130,890	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
3	ELECTION OF DR GARY PACE AS A DIRECTOR	11,889,966	557,376	200,100	130,890	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
4	ELECTION OF MR MICHAEL QUINN AS A DIRECTOR	11,819,866	557,376	220,100	180,890	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
5	ADOPTION OF THE REMUNERATION REPORT	9,439,035	2,971,697	220,100	147,500	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QRxPharma Limited
ABN	16 102 254 151

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Holaday
Date of last notice	15 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The holder of the securities is John Holaday as trustee for The Holaday Foundation, a trust controlled by John Holaday.
Date of change	15 November 2007
No. of securities held prior to change	7,505,000 shares 805,452 options
Class	fully paid ordinary shares options
Number acquired	23,000 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,600
No. of securities held after change	7,528,000 shares 805,452 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

QRx Pharma

FOR IMMEDIATE RELEASE
November 26, 2007

QRxPharma Enrolls First Patients in Phase III Clinical Trial Program for its 'Dual Opioid' Pain Therapy

First study to focus on acute, post-surgical pain, with a follow-on safety extension trial to begin in late-2007

Sydney, Australia – QRxPharma (ASX: QRX) announced today that a number of patients have been treated in the first of several clinical studies to be conducted as part of the Phase III development program for its lead product candidate Q8003IR, an immediate release dual-opioid pain therapy.

The initial clinical trial is a double-blind, placebo-controlled study designed to compare the efficacy and safety of four different dosage strengths of Q8003IR vs. placebo in a post-surgery, acute pain setting. The study is being conducted at 8 US clinical research sites and is targeted to enroll 250 patients experiencing moderate to severe pain following a scheduled surgical procedure (bunionectomy).

"Initiation of this Phase III clinical trial program not only demonstrates the Company's ability to deliver on its development milestones for Q8003IR in terms of budget and time-line projections, but also represents a significant step forward towards our goal of commercialising our first dual-opioid pain therapy in 2010," said Dr. John Holaday, Managing Director and Chief Executive Officer, QRxPharma.

The primary clinical endpoints for this acute, post-surgery pain study focus on pain relief and pain intensity scores vs. placebo over the first 48 hours post-surgery. Secondary endpoints include: (1) efficacy relating to the time to onset of analgesia and the duration of effect from a single oral dose; and (2) safety as measured by the incidence and intensity of opioid-related adverse events. A safety extension trial will immediately follow patient enrollment in this first trial to begin capturing longer-term patient safety data in support of our planned future New Drug Application (NDA) data submission package for Q8003IR.

Q8003IR is a patent-protected, immediate release dual-opioid product that synergistically combines sub-analgesic doses of oxycodone and morphine. Several clinical trials to date have shown that this unique, dual-opioid combination can achieve equal or better analgesic pain relief at materially lower doses than the active opioid comparator while simultaneously reducing side effects (eg: less nausea, vomiting, respiratory depression, constipation and sedation).

###

For further information please contact:

Chris Campbell, Chief Financial Officer
+612 9492 8021 (office) +61 401 988 444 (mobile)

About QRxPharma

QRxPharma (ASX: QRX) is a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of new treatments for pain management and central nervous system (CNS) disorders. Based on a development strategy which focuses on enhancing and expanding the clinical utility of currently marketed compounds, the Company's product portfolio includes both late and early stage clinical drug candidates with the potential for reduced risk, abbreviated development paths, improved safety and patient outcomes, and greater market value for direct commercialisation in the US as well as potential for strategic partnerships abroad. QRxPharma's lead compound, Q8003IR, began its Phase III development program in November, 2007. The Company's preclinical and clinical pipeline includes other technologies in the fields of pain management, neurodegenerative disease and venomics. For more information: www.QRxPharma.com.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

QRxPharma Limited

ABN

16 102 254 151

We (the entity) give ASX the following information.

Part 1 - All issues – (Not applicable)

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – (Not applicable)

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell	

+ See chapter 19 for defined terms.

	part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	6,937,106
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	62,816,741	Ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 November 2007
(~~Director~~/Company secretary)

Print name: Chris J Campbell

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED

2008 APR 16 P 5:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

QRx Pharma

30 November 2007
Australian Securities Exchange

COMPANY ANNOUNCEMENT (ASX:QRX)

CHANGE OF REGISTERED OFFICE AND PRINCIPAL ADMINISTRATIVE OFFICE

Pursuant to Listing Rule 3.14, please be advised that QRxPharma Limited (ASX:QRX) has change the address of its registered office and principal administrative office to:

Level 1, 194 Miller Street
North Sydney NSW 2060
Australia

The Company can also be contacted as follows:

Postal Address:	PO Box 1810 North Sydney NSW 2059 Australia
Telephone:	+61 2 9492 8021
Facsimile:	+61 2 8920 0314
Web:	www.qrxpharma.com

The Company confirms that it has two Company Secretaries: Terrence F Sayer (appointed 6 December 2002) and Chris J Campbell (appointed 24 May 2007).

For more information please contact:
Chris J Campbell
Chief Financial Officer and Company Secretary
Tel: +61 2 9242 8021
Email: chris.campbell@qrxpharma.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QRxPharma Limited
ABN	16 102 254 151

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Farrell
Date of last notice	14 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	.
Date of change	29 November 2007
No. of securities held prior to change	1,145,540 shares 604,089 options
Class	fully paid ordinary shares options
Number acquired	100,000 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$108,950
No. of securities held after change	1,245,540 shares 604,089 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QRxPharma Limited
ABN	16 102 254 151

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Quinn
Date of last notice	31 May 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The holder of the securities is Kaylara Pty Ltd ACN 080 837 627 as trustee for the Straflo Super Fund (personal superannuation fund)
Date of change	25 May 2007
No. of securities held prior to change	10,593,090 shares 402,726 options
Class	fully paid ordinary shares options
Number acquired	20,600 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21,962
No. of securities held after change	10,613,690 shares 402,726 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

6 December 2007
Australian Securities Exchange

COMPANY ANNOUNCEMENT (ASX:QRX)

CHANGE OF DIRECTOR'S INTEREST NOTICE – MICHAEL QUINN

Please be advised that the Date of Change of Director's Interest - Michael Quinn as lodged on 6 December 2007 should read:

5 December 2007 and not 25 May 2007.

Chris J Campbell
Chief Financial Officer and Company Secretary
Tel: +61 2 9242 8021
Email: chris.campbell@qrxpharma.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QRxPharma Limited**
ABN	**16 102 254 151**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Quinn
Date of last notice	31 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The holder of the securities is Kaylara Pty Ltd ACN 080 837 627 as trustee for the Straflo Super Fund (personal superannuation fund)
Date of change	5 December 2007
No. of securities held prior to change	10,593,090 shares 402,726 options
Class	fully paid ordinary shares options
Number acquired	20,600 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21,962
No. of securities held after change	10,613,690 shares 402,726 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

RECEIVED
2009 APR 16 P 5:43
FFICE OF INTERNATIONAL
CORPORATE FINANCE

QRx Pharma

FOR IMMEDIATE RELEASE
December 13, 2007

QRxPharma Initiates Second Phase III Clinical Trial for its 'Dual Opioid' Pain Therapy

Safety extension study to be part of NDA submission in 2009

Sydney, Australia – QRxPharma (ASX: QRX) announced today the initiation of a second Phase III clinical trial for its lead product candidate Q8003IR, an immediate release dual-opioid pain therapy. This placebo controlled, double blind safety extension trial is designed to collect longer-term use patient safety data in support of the Company's submission of a New Drug Application (NDA) to the US Food and Drug Administration (FDA) for the use of Q8003IR in the management of moderate to severe pain.

"The initiation of QRxPharma's second Phase III study is part of our planned series of clinical trials leading to submission of our NDA for Q8003IR in 2009, with product launch anticipated in 2010," said Dr. John Holaday, Managing Director and Chief Executive Officer, QRxPharma. "This safety extension study follows the commencement of the Company's first Phase III study for acute post-surgical pain announced on November 26, 2007."

For this Phase III safety extension trial, patients actively enrolled in the post-surgical bunionectomy trial have the option to continue receiving doses of Q8003IR to control pain for up to 28 additional days. Given the availability of this patient population, QRxPharma has elected to start this safety extension trial at this time, which corresponds with the timeline outlined in the Company's Prospectus. The precise number of patients needed, the dose levels achieved, and the duration of treatment required to complete the full longer-term use safety database for Q8003IR will be determined with the FDA. The primary end point of this safety extension trial is to evaluate the overall safety and side effect profile of Q8003IR when used for up to 28 days of treatment, followed by a withdrawal period of up to 3 weeks during which dosing with Q8003IR is gradually reduced.

Q8003IR is a patent-protected combination of two well-known drugs, morphine and oxycodone, that have been shown to provide synergistic effects on pain relief with a significant reduction of total opioid dose and side effects.

###

For further information please contact:

Chris Campbell, Chief Financial Officer

+612 9492 8021 (office) +61 401 988 444 (mobile)

QRx Pharma

About QRxPharma

QRxPharma (ASX: QRX) is a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of new treatments for pain management and central nervous system (CNS) disorders. Based on a focused business strategy to expand the clinical utility and commercial value of marketed compounds, the Company's product portfolio includes both late and early stage clinical drug candidates with the potential for reduced risk of failure, abbreviated development paths, and improved patient outcomes. The Company intends to directly commercialise its products in the US and seek strategic partnerships abroad. QRxPharma's lead compound, Q8003IR, began Phase III clinical trials in November 2007. The Company's preclinical and clinical pipeline includes other technologies in the fields of pain management, neurodegenerative disease and venomics. For more information: www.QRxPharma.com.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: QRXPHARMA LTD

ACN/ARSN:

1. Details of substantial holder (1)

Name: JPMorgan Chase & Co. and its affiliates

ACN/ARSN (if applicable): N/A

The holder ceased to be a substantial holder on: 18/Dec/2007

The previous notice was given to the company on: 08/Jun/2007

The previous notice was dated: 08/Jun/2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
	See Appendix				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JPMorgan Chase & Co.	1111 Polaris Parkway, Columbus, Ohio 43240

Signature

print name	Winnie Chow	capacity	Analyst / JPMorgan Chase Bank, N.A.
sign here		date	19/Dec/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

For the period between 07 Jun 2007 to 18 Dec 2007

Transaction date	Entity	Instruments	Type of transaction	Ccy	Price	Quantity	Total Positions	Issued share capital	% owned	JFCP	JPMSAL	Total
Balance as at 06 June 2007							3,770,035	75,000,000	5.03%	2,250,000	1,520,035	3,770,035
7-Jun-07	JPMSAL	QRXPHARMA LTD	Purchase	AUD	1.79	27,204	3,797,239	75,000,000	5.06%	-	27,204	27,204
8-Jun-07	JPMSAL	QRXPHARMA LTD	Purchase	AUD	1.71	108,310	3,905,549	75,000,000	5.21%	-	108,310	108,310
26-Jun-07	JPMSAL	QRXPHARMA LTD	Purchase	AUD	1.78	15,000	3,920,549	75,000,000	5.23%	-	15,000	15,000
5-Jul-07	JPMSAL	QRXPHARMA LTD	Sell	AUD	1.90	(20,844)	3,899,705	75,000,000	5.20%	-	(20,844)	(20,844)
5-Jul-07	JPMSAL	QRXPHARMA LTD	Purchase	AUD	1.90	150,000	4,049,705	75,000,000	5.40%	-	150,000	150,000
24-Jul-07	JPMSAL	QRXPHARMA LTD	Purchase	AUD	1.90	5,000	4,054,705	75,000,000	5.41%	-	5,000	5,000
15-Aug-07	JPMSAL	QRXPHARMA LTD	Purchase	AUD	1.72	2,845	4,057,550	75,000,000	5.41%	-	2,845	2,845
16-Aug-07	JPMSAL	QRXPHARMA LTD	Purchase	AUD	1.70	5,000	4,062,550	75,000,000	5.42%	-	5,000	5,000
23-Aug-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.65	(6,582)	4,055,968	75,000,000	5.41%	(6,582)	-	(6,582)
23-Aug-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.65	(47,416)	4,008,552	75,000,000	5.34%	(47,416)	-	(47,416)
23-Aug-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.65	(86,596)	3,921,956	75,000,000	5.23%	(86,596)	-	(86,596)
12-Sep-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.60	(7,980)	3,913,976	75,000,000	5.22%	(7,980)	-	(7,980)
12-Sep-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.60	(11,507)	3,902,469	75,000,000	5.20%	(11,507)	-	(11,507)
14-Nov-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.22	(38,799)	3,863,670	75,000,000	5.15%	(38,799)	-	(38,799)
22-Nov-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.19	(12,010)	3,851,660	75,000,000	5.14%	(12,010)	-	(12,010)
27-Nov-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.20	(383)	3,851,277	75,000,000	5.14%	(383)	-	(383)
27-Nov-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.20	(117)	3,851,160	75,000,000	5.13%	(117)	-	(117)
12-Dec-07	JPMSAL	QRXPHARMA LTD	Sell	AUD	1.26	(30,000)	3,821,160	75,000,000	5.09%	-	(30,000)	(30,000)
13-Dec-07	JPMSAL	QRXPHARMA LTD	Sell	AUD	1.24	(21,600)	3,799,560	75,000,000	5.07%	-	(21,600)	(21,600)
14-Dec-07	JPMSAL	QRXPHARMA LTD	Sell	AUD	1.22	(34,523)	3,765,037	75,000,000	5.02%	-	(34,523)	(34,523)
17-Dec-07	JPMSAL	QRXPHARMA LTD	Sell	AUD	1.23	(13,500)	3,751,537	75,000,000	5.00%	-	(13,500)	(13,500)
18-Dec-07	JPMSAL	QRXPHARMA LTD	Sell	AUD	1.25	(2,000)	3,749,537	75,000,000	5.00%	-	(2,000)	(2,000)
18-Dec-07	JFCP	QRXPHARMA LTD	Sell	AUD	1.18	(18,752)	3,730,785	75,000,000	4.97%	(18,752)	-	(18,752)
Balance as at 18 December 2007							3,730,785	75,000,000	4.97%	2,019,858	1,710,927	3,730,785

"JFCP" = JF Capital Partners Limited

"JPMSAL" = J.P.Morgan Securities Australia Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QRxPharma Limited**
ABN	**16 102 254 151**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Pace
Date of last notice	31 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 December 2007
No. of securities held prior to change	3,190,083 shares 402,726 options
Class	fully paid ordinary shares options
Number acquired	30,000 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$33,175
No. of securities held after change	3,220,083 shares 402,726 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QRxPharma Limited**
ABN	**16 102 254 151**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Pace
Date of last notice	27 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2008
No. of securities held prior to change	3,220,083 shares 402,726 options
Class	fully paid ordinary shares options
Number acquired	10,000 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,242
No. of securities held after change	3,230,083 shares 402,726 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition - On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

RECEIVED

2008 APR 16 P 5:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

QRx Pharma

7 January 2008
Australian Securities Exchange

COMPANY ANNOUNCEMENT (ASX:QRX)

QRxPharma Reports Feedback from the FDA on its Clinical Development Plan for Q8003IR

QRxPharma is pleased to report that it has received feedback from the US Food & Drug Administration (FDA) concerning the moderate to severe, acute pain clinical trial program currently in place for Q8003IR.

QRxPharma previously received FDA authorisation to initiate Phase III clinical studies for Q8003IR in chronic pain. To more fully capitalise on the clinical advantages of the compound, QRxPharma recently submitted a request to the FDA to provide feedback on a new development program for Q8003IR focusing on acute pain.

"This specific clinical trial plan feedback we received from the FDA reinforces the direction we have taken and provides us with a positive indication to continue with the overall clinical trial program as planned for the product" said Dr. Warren Stern, Senior VP Drug Development.

Dr. John Holaday, Managing Director and CEO, said: "With the start of two clinical trials at the end of 2007, and this recent FDA feedback, we remain on track with our development plans to bring Q8003IR to market by the second half of 2010".

Q8003IR is a patent-protected, immediate release combination of morphine and oxycodone that is being developed by QRxPharma for the treatment of moderate to severe, acute pain.

For more information please contact:
Chris J Campbell
Chief Financial Officer and Company Secretary
Tel: +61 2 9242 8021
Email: chris.campbell@qrxpharma.com

About QRxPharma

QRxPharma (ASX: QRX) is a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of new treatments for pain management and central nervous system (CNS) disorders. Based on a focused business strategy to expand the clinical utility and commercial value of marketed compounds, the Company's product portfolio includes both late and early stage clinical drug candidates with the potential for reduced development risk, abbreviated development paths, and improved patient outcomes. The Company intends to directly commercialise its products in the US and seek strategic partnerships abroad. QRxPharma's lead compound, Q8003IR, began Phase III clinical trials in November 2007. The Company's preclinical and clinical pipeline includes other technologies in the fields of pain management, neurodegenerative disease and venomics. For more information: www.QRxPharma.com.

QRx Pharma

ASX RELEASE
29 January 2008

SECOND QUARTER OPERATING UPDATE

On Track with Phase 3 Clinical Trial Program for Dual-Opioid Pain Product

QRxPharma (ASX: QRX), concludes a successful second quarter, with the initiation of its Phase 3 clinical trial program for its lead compound Q8003IR.

"Our commitment to shareholders was to initiate our Phase 3 studies before the end of 2007. We have succeeded in that goal on time and with less cost than originally budgeted. Our NDA submission date for the second half of 2009 remains on track" said Dr. John Holaday, Managing Director and CEO of QRxPharma.

Specific events since 30 September 2007 relating to the Q8003IR clinical trial program include:

- Initiation of the first Phase 3 clinical trial. It is a double-blind, placebo-controlled study comparing the efficacy and safety of four different dosage strengths of Q8003IR vs. placebo in a post-surgical pain model. The study is being conducted at six US clinical research sites and is targeted to enrol 250 patients experiencing moderate to severe pain following a scheduled surgical procedure (bunionectomy).

- Initiation of a second Phase 3, placebo controlled, and double blind safety extension clinical trial designed to collect longer-term use patient safety data in support of the Company's planned New Drug Application (NDA) to the US Food and Drug Administration (FDA) for the use of Q8003IR in the management of moderate to severe pain.

Cash utilisation in the quarter ending 31 December 2007, as detailed in the Appendix 4C released today, is aligned with prior expectations, and the Company retains A$40.7 million in cash reserves and short-term investments with the Company maintaining its confidence on sufficient funding being available to fully fund the Phase 3 clinical trials and New Drug Application (NDA) submission for Q8003IR in the US market.

QRxPharma can also confirm quarterly progress relating to its other clinical pipeline candidates and preclinical stage drugs. Since 30 September 2007:

- Q8011CR, a formulation of QRxPharma dual opioids designed to provide 12 hours of pain relief in patients with moderate to severe pain, is being formulated to initiate and complete Phase I studies in 2008.

- QRxPharma's Dystonia and Parkinson's Disease development program represents a family of small molecules that have shown to be effective in several preclinical models. Lead molecule selection activities are currently underway.

QRxPharma Limited ABN 16 102 254 151
Level 1, 194 Miller St, North Sydney, NSW 2060 Australia Tel: 61 2 9492 8021 Fax: 61 2 8920 0314
Postal Address: PO Box 1810 North Sydney, NSW 2059 Australia
www.qrxpharma.com

QRx Pharma

- Signing of an Australian Government Research Grant Agreement that provides A$0.8 million over 3 years to the University of Queensland's snake venom proteins development program that is being conducted in collaboration with QRxPharma. This snake venom development program includes a series of potential clinical applications in the field of blood homeostasis.

###

For more information please contact:
Chris J Campbell
Chief Financial Officer and Company Secretary
Tel: +61 2 9492 8021
Email: chris.campbell@qrxpharma.com

About QRxPharma

QRxPharma (ASX: QRX) is a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of new treatments for pain management and central nervous system (CNS) disorders. Based on a focused business strategy to expand the clinical utility and commercial value of marketed compounds, the Company's product portfolio includes both late and early stage clinical drug candidates, with the focus being on achieving accelerated development paths, reduced development risk and improved patient outcomes. QRxPharma's lead compound, Q8003IR, began Phase 3 clinical trials in November 2007. The Company's preclinical and clinical pipeline includes other technologies in the fields of pain management, neurodegenerative disease and venomics. For more information: www.QRxPharma.com.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

QRxPharma Limited

ABN

16 102 254 151

Quarter ended ("current quarter")

31 December 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(503)	(949)
	(b) advertising and marketing	(18)	(126)
	(c) research and development	(2,466)	(3,686)
	(d) leased assets	-	-
	(e) other working capital	(1,271)	(1,515)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	652	1,132
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes refund/(paid)	125	125
1.7	Other	-	-
	Net operating cash flows	(3,481)	(5,019)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(3,481)	(5,019)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(18)	(31)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (Bank Accepted Commercial Bills with maturity greater than 3 months - see Note (i) below)	9,691	9,691
	Net investing cash flows	9,673	9,660
1.14	**Total operating and investing cash flows**	6,192	4,641
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other	(31)	(31)
	Net financing cash flows	(31)	(31)
	Net increase (decrease) in cash held	6,161	4,610
1.21	Cash at beginning of quarter/year to date	33,719	35,690
1.22	Effect of exchange rate changes on cash	2	(418)
1.23	**Cash at end of quarter - see Note (ii) below**	39,882	39,882

Note (i) – A Bank Accepted Commercial Bill of $9.7 million was matured early during this quarter, with the proceeds converted into US dollars and reinvested in Term Deposits having maturities of less than 3 months from original investment date. Accordingly these Term Deposits have been classified and disclosed as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".

+ See chapter 19 for defined terms.

Note (ii) – The Company has a Term Deposit of $0.8 million (maturity 18 May 2008), having a maturity of greater than 3 months from original investment date, has been classified as a short term investment and excluded from disclosure as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements". On maturity, if these funds are not reinvested for a period of greater than 3 months they will be reclassified and disclosed as part of cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	$ 324
1.25	Aggregate amount of loans to the parties included in item 1.11	$ -

1.26 Explanation necessary for an understanding of the transactions

Payments include salary and wages, director fees, and consultancy fees on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	970	1,717
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Bank Accepted Commercial Bills and Term Deposits with maturity of less than 3 months - **see Note (iii) below**	38,912	32,002
Total: cash at end of quarter (item 1.23)	39,882	33,719

Note (iii) – The Company has a Term Deposit of $0.8 million (maturity 18 May 2008), having a maturity of greater than 3 months from original investment date, has been classified as a short term investment and excluded from disclosure as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements". On maturity, if these funds are not reinvested for a period of greater than 3 months they will be reclassified and disclosed as part of cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: C J Campbell .... Date: 29 January, 2008
(~~Director~~/Company Secretary)

Print name: Chris J Campbell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

QRx Pharma

15 February 2008
Australian Securities Exchange

COMPANY ANNOUNCEMENT (ASX:QRX)

RESIGNATION OF COMPANY SECRETARY

The Company wishes to advise of the resignation of Mr Terrence F Sayer as a Company Secretary to QRxPharma Limited.

The Company notes that Mr Chris J Campbell remains in office as a Company Secretary to QRxPharma Limited and who can be contacted as follows:

Registered office and principal administrative office:

Level 1, 194 Miller Street
North Sydney NSW 2060
Australia

Telephone:	+61 2 9492 8021
Facsimile:	+61 2 8920 0314
Mobile:	+61 (0)401 988 444

Email: chris.campbell@qrxpharma.com

For more information please contact:
Chris J Campbell
Chief Financial Officer and Company Secretary
Tel: +61 2 9492 8021
Email: chris.campbell@qrxpharma.com

About QRxPharma

QRxPharma (ASX: QRX) is a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of new treatments for pain management and central nervous system (CNS) disorders. Based on a focused business strategy to expand the clinical utility and commercial value of marketed compounds, the Company's product portfolio includes both late and early stage clinical drug candidates, with the focus being on achieving accelerated development paths, reduced development risk and improved patient outcomes. QRxPharma's lead compound, Q8003IR, began Phase 3 clinical trials in November 2007. The Company's preclinical and clinical pipeline includes other technologies in the fields of pain management, neurodegenerative disease and venomics. For more information: www.QRxPharma.com.

QRxPharma Limited
ABN 16 102 254 151

ASX Half year report – 31 December 2007

Lodged with the ASX under Listing Rule 4.2A

This report is to be read in conjunction with the financial statements for the year ended 30 June 2007 and any public announcements made by QRxPharma Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Contents

QRxPharma Limited
ABN 16 102 254 151

Reporting period: Half year ended 31December 2007
(Previous corresponding period: Half year ended 31 December 2006)

Results for announcement to the market

				A$'000
Revenue from ordinary activities	**Up**	**32,350%**	to	**1,298**
Net loss from ordinary activities after tax	**Up**	**151%**	to	**(6,724)**
Net loss for the half year attributable to members	**Up**	**151%**	to	**(6,724)**

Note:

1. The Revenue from ordinary activities is represented by Interest Income earned from funds raised from the Company's IPO which was finalised on 25 May 2007. At 31 December 2007 the Company retains $40.7 million (30 June 2007 $46.2 million) in cash reserves and short term investments. During the corresponding half year the Company had minimal cash reserves and short term investments holding $0.1 million at 31 December 2006 (30 June 2006 $0.3 million).

2. During the previous half-year period ended 31 December 2006, the Group had focussed its efforts on conserving cash, minimising spending on research and development ahead of the Company's IPO and listing which was finalised on 25 May 2007. The Group's result for the period ended 31 December 2007 is reflective of the Company's successful IPO with the resultant initiation of its Phase 3 clinical trial program for its lead compound Q8003IR and the continued progression of its other clinical pipeline candidates and preclinical stage drugs in line with forecast development plans. The loss is aligned with prior expectations.

Dividends
It is not proposed to pay a dividend

Other Appendix 4D information

	31 December 2007	31 December 2006
Net tangible assets per ordinary share	**$0.54**	($2.60)

QRxPharma Limited

ABN 16 102 254 151

Interim report for the half-year ended 31 December 2007

QRxPharma Limited ABN 16 102 254 151
Interim report – 31 December 2007

Contents

This half-year report covers both QRxPharma Limited as an individual entity and the consolidated entity consisting of QRxPharma Limited and its subsidiaries. The financial report is presented in the Australian currency.

QRxPharma Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

QRxPharma Limited
Level 1
194 Miller Street
North Sydney
NSW 2060

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by QRxPharma Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report which is not part of this financial report.

The half-year report was authorised for issue by the directors on 23 February 2008. The company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the company. All press releases, financial reports and other information are available on our website: www.qrxpharma.com.

Directors' report

Your directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of QRxPharma Limited (referred to hereafter as the Company) and the entities it controlled at the end of, or during, the half year ended 31 December 2007.

Directors

The following persons were directors of QRxPharma Limited during the whole of the half-year and up to the date of this report:

Peter C Farrell
John W Holaday
R Peter Campbell
Gary W Pace
Michael A Quinn

Review of operations

The consolidated entity has made a loss from ordinary activities after income tax of $6.7 million (2006: $2.7 million) for the half-year.

	Half-year 31 Dec 2007 $'000	Half-year 31 Dec 2006 $'000
Interest income	1,298	4
Research and development expenditure	(4,068)	(232)
Finance costs	-	(2,081)
General and administration	(1,125)	(264)
Employee salary benefits	(1,348)	(90)
Depreciation and amortisation	(421)	(7)
Fair value losses on derivative financial instrument	(768)	-
Net foreign exchange loss	(417)	(3)
Income tax benefit	125	-
Loss for the half-year	(6,724)	(2,673)

	2007 Cents	2006 Cents
Basic and diluted loss per share	(9.0)	(35.2)

The consolidated financial statements incorporate the assets and liabilities of QRxPharma Limited and its 100% controlled subsidiaries, QRxPharma Inc, Lynx Pty Limited and Haempatch Pty Limited as at 31 December 2007 and the results of QRxPharma Limited and its subsidiaries for the half-year ended 31 December 2007.

During the previous half-year period ended 31 December 2006, the Group had focussed its efforts on conserving cash and minimising spending on research and development ahead of the Company's IPO and listing which was finalised on 25 May 2007. The Group's expenditure for the period ended 31 December 2007 is reflective of the Company's successful IPO with the resultant initiation of its Phase 3 clinical trial program for its lead compound Q8003IR and the continued progression of its other clinical pipeline candidates and preclinical stage drugs in line with forecast development plans.

Q8003IR is a patent-protected, immediate release combination of morphine and oxycodone that is being developed by the Company for the treatment of moderate to severe, acute pain. The Company commenced two studies during the half-year

Review of Operations (continued)

as part of the Phase 3 development programme. The first is a double-blind, placebo controlled study designed to compare the efficacy and safety of four different dosage strengths of Q8003IR vs. placebo in a post-surgery, acute pain setting. The study is being conducted at 8 US clinical research sites and is targeted to enrol 250 patients experiencing moderate to severe pain following a scheduled surgical procedure (bunionectomy). The second is a placebo controlled, double blind safety extension trial designed to collect longer-term use patient safety data in support of the Company's submission of a New Drug Application (NDA) to the US Food and Drug Administration (FDA) for the use of Q8003IR in the management of moderate to severe pain.

With respect to other clinical pipeline candidates and preclinical drugs, the Group through this half-year has:

- Commenced formulation work to initiate and complete Phase 1 studies in 2008 of Q8011CR, a dual opioid designed to provide 12 hours of pain relief in patients with moderate to severe pain.
- Commenced lead molecule selection activities on T9001, a torsin based therapeutic targeting dystonia and Parkinson's disease. This drug candidate is being co-developed through a sponsored research programme with the University of Alabama. Grant applications have also been filed for T9001 to augment development expenditure.
- An Australian Government Research Grant of $0.8 million was awarded to the University of Queensland to complete further work on its snake venom proteins development program that is being conducted in collaboration with the Company. This snake venom development program includes a series of potential clinical applications in the field of blood homeostasis.

To support these development programmes, the Group has established a presence in New Jersey, United States of America (USA). During the half-year the Group has been active in recruitment of specialised staff; competent individuals who are veterans of clinical and commercial development in the pharmaceutical industry and complement the existing talent pool of Company management. Key appointments of Vice President, New Product Planning; Vice President, Manufacturing Operations; Vice President, Clinical Research and Senior Director, Regulatory Affairs have been completed.

In addition, the Company strengthened its Scientific Advisory Board (SAB) with the appointments of Dr. Lester Crawford, former Commissioner of the US Food and Drug Administration (FDA), and Dr. Gavril Pasternak, a world authority on opioid drugs.

Cash utilisation for the half-year ended 31 December 2007 is in accordance with the Prospectus dated 27 April 2007. The Company retains A$40.7 million in cash reserves and short-term investments with the Company maintaining its confidence on sufficient funding being available to fully fund the Phase 3 clinical trials and New Drug Application (NDA) submission for Q8003IR in the US market.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 3.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investment Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of directors.

Peter C Farrell

Director

Sydney
Date: 26 February 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Auditor's Independence Declaration

As lead auditor for the review of QRxPharma Limited for the half year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of QRxPharma Limited and the entities it controlled during the period.

Manoj Santiago
Partner
PricewaterhouseCoopers

Sydney
22 February 2008

	Note	Half - year 2007 $'000	2006 $'000
Revenue from continuing operations		1,298	4
Research and development		(4,068)	(232)
Employee benefits expense			
- employee salary benefits		(1,116)	(87)
- defined contribution superannuation		(11)	-
- share based payments		(221)	(3)
Depreciation and amortisation		(421)	(7)
Net foreign exchange loss		(417)	(3)
Fair value losses on derivative financial instrument	3	(768)	-
Finance costs		-	(2,081)
General and administration		(1,125)	(264)
Loss before income tax		(6,849)	(2,673)
Income tax benefit		125	-
Loss from continuing operations		(6,724)	(2,673)
Loss for the half-year		(6,724)	(2,673)
Earnings per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents
Basic loss per share		(9.0)	(35.2)
Diluted loss per share		(9.0)	(35.2)

The above income statement should be read in conjunction with the accompanying notes.

	Note	31 December 2007 $'000	30 June 2007 $'000
ASSETS			
Current assets			
Cash and cash equivalents		39,882	35,690
Trade and other receivables		223	136
Other financial assets at fair value through profit or loss	3	-	374
Held-to-maturity investments	4	822	10,491
Other current assets	5	427	118
Total current assets		41,354	46,809
Non-current assets			
Other financial assets at fair value through profit or loss	3	-	548
Property, plant and equipment		49	25
Intangible assets		15,017	15,430
Total non-current assets		15,066	16,003
Total assets		56,420	62,812
LIABILITIES			
Current Liabilities			
Trade and other payables		806	678
Other financial liabilities at fair value through profit or loss	3	-	154
Total current liabilities		806	832
Total liabilities		806	832
Net assets		55,614	61,980
EQUITY			
Contributed equity		79,821	79,933
Reserves		856	386
Accumulated losses		(25,063)	(18,339)
Total equity		55,614	61,980

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

	Half-year 2007 $'000	Half-year 2006 $'000
Total equity / (deficiency in capital) at the beginning of the financial year	61,980	(17,102)
Loss for the half-year	(6,724)	(2,673)
Transaction with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	(112)	1
Employee shares and share options	470	3
	358	4
Total equity / (deficiency in capital) at the end of the financial period	55,614	(19,771)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

	Note	Half-year 2007 $'000	2006 $'000
Cash flows from operating activities			
Payments to suppliers and employees (inclusive of goods and services tax)		(6,140)	(607)
Payments for patents		(136)	(57)
Interest received		802	4
Income tax R&D receipt		125	-
Net cash outflow from operating activities		(5,349)	(660)
Cash flows from investing activities			
Payments for property, plant and equipment		(31)	-
Interest received		330	-
Proceeds for held-to-maturity investments	4	9,691	-
Net cash outflow from investing activities		9,990	-
Cash flows from financing activities			
Proceeds from issues of shares		-	1
Payments made in relation to IPO		(31)	-
Proceeds from borrowings		-	525
Net cash inflow from financing activities		(31)	526
Net increase (decrease) in cash and cash equivalents		4,610	(134)
Cash and cash equivalents at the beginning of the Financial year		35,690	248
Effects of exchange rate changes on cash and cash equivalents		(418)	-
Cash and cash equivalents at end of half-year		39,882	114

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

1 Basis of preparation of half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2007 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by QRxPharma Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2 Segment information

The Group operates predominantly in one industry. The principal activities of the Group are the research and development of biopharmaceutical products for commercial sale.

The Group operates predominantly in one geographical area, being Australia.

3 Fair value losses on derivative financial instrument

During the financial year ended 30 June 2007, the Group had entered into a series of foreign exchange put option contracts at an exchange rate between Australian dollars and US dollars of AUD$1.00 to US$0.8181 to protect against adverse foreign exchange movements between AUD and USD. The hedge was to cover anticipated expenditure of at least $31 million over 2 years to fulfil research and development expenditure associated with clinical trials to be conducted in the United States of America (US). The Prospectus issued by the Company on 27 April, 2007 assumed an exchange rate between Australian dollars and US dollars of AUD$1.00 to US$0.78. During the half-year the Group converted AUD$20 million to USD at an average rate of US$0.9027, taking advantage of the more favourable rates above the hedge cover.

In addition, at 30 June 2007 the Group held a series of smart forward exchange contracts that have matured during the half-year. These smart forward exchange contracts were fair valued as a liability at that date at $154,024.

Accordingly derivate financial instruments of a net carrying value of $768,214 at 30 June, 2007 have been fair valued at 31 December, 2007 at $nil.

4 Held- to- maturity investments

As at 30 June 2007, the Group held a Bank Accepted Commercial Bill of $9.7 million and a security deposit of $800,000 having maturity dates of greater that 3 months from the original date of investment.

During the half-year, the Bank Accepted Commercial Bill of $9.7 million was matured early, with the proceeds converted into US dollars and reinvested in Term Deposits having maturities of less than 3 months from original investment date. Accordingly these Term Deposits have been classified and disclosed as cash and cash equivalents in accordance with AASB 107 "Cash Flow Statements".

5 Other current assets

	Half-year	
	2007 $'000	2006 $'000
Prepayments	427	118

6 Contingent Liabilities

There have been no changes in the company's contingent liabilities reported as at 30 June 2007.

7 Events occurring after the balance sheet date

No significant events have occurred after the balance sheet date which would have a material impact on the financial results of the Group.

In the directors' opinion:

(a) the financial statements and notes set out on pages 4 to 9 are in accordance with the *Corporations Act 2001*, including:
  (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
  (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) there are reasonable grounds to believe that QRxPharma Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Peter C Farrell
Director

Sydney
Date: 26 February 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of QRxPharma Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of QRxPharma Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the QRxPharma Limited Group (the consolidated entity). The consolidated entity comprises both QRxPharma Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of QRxPharma Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of QRxPharma Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Manoj Santiago
Partner

Sydney
26 February 2008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

QRxPharma Limited

ABN

16 102 254 151

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,200,000 Options

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued pursuant to QRxPharma Limited Employee Share Option Plan: (i) 50,000 Options with an exercise price of \$1.70 and expiry date of 1 September 2014; (ii) 75,000 Options with an exercise price of \$1.45 and expiry date of 1 October 2014; (iii) 50,000 Options with an exercise price of \$1.34 and an expiry date of 9 October 2014; (iv) 350,000 Options with an exercise price of \$1.11 and an expiry date of 1 January 2015; (v) 600,000 Options with an exercise price of \$1.05 and an expiry date of 1 April 2015; (vi) 75,000 Options with an exercise price of \$1.04 and an expiry date of 1 April 2015.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – upon exercise of Options.
5	Issue price or consideration	$nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,100,000 Options issued to new employees pursuant to employment contracts. 100,000 Options issued to Scientific Advisory Board Members pursuant to appointment contracts.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(i) 1 September 2007; (ii) 1 October 2007; (iii) 9 October 2007; (iv) 1 January 2008; (v) 1 April 2008; (vi) 1 April 2008.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	62,816,741	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	402,726	Options with an exercise price of $1.42 and expiry date of 31 March 2014;
		2,013,630	Options with an exercise price of $1.00 and expiry date of 14 April 2014;
		1,448,450	Options with an exercise price of $2.00 and expiry date of 25 May 2014;
		552,726	Options with an exercise price of $1.00 and expiry date of 25 May 2014;
		322,181	Options with an exercise price of $2.20 and expiry date of 25 May 2010;
		50,000	Options with an exercise price of $1.70 and expiry date of 1 September 2014;
		75,000	Options with an exercise price of $1.45 and expiry date of 1 October 2014;
		50,000	Options with an exercise price of $1.34 and an expiry date of 9 October 2014;
		350,000	Options with an exercise price of $1.11 and an expiry date of 1 January 2015;
		600,000	Options with an exercise price of $1.05 and an expiry date of 1 April 2015;
		75,000	Options with an exercise price of $1.04 and an expiry date of 1 April 2015.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue – Not Applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities - Not Applicable

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: C J Campbell .... Date: 1 April 2008
Company Secretary

Print name: Chris J Campbell

== == == == ==

4.6 For the purposes of clause 4.3(b), if the Employee dies after such retirement, the Employee's estate (or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the death of Employee) may exercise any Vested Options within the same period as specified in clause 4.3(d).

4.7 Notwithstanding any other provision of this Agreement, if an IPO has not occurred prior to or on 31 July 2007, then the Options (whether Vested Options or Unvested Options) expire on 31 July 2007.

5. Accelerated Vesting

Notwithstanding any other clause in this Agreement, in the event of:

(a) the Death or Permanent Disablement of the Employee;

(b) the Company becoming aware that a person has become a 90% holder of the Shares (as determined in accordance with section 664A of the Corporations Act);

(c) a bidder in relation to the Shares giving notice under section 661B of the Corporations Act regarding compulsory acquisition of the Shares in the bid class;

(d) a bidder in relation to the Shares giving notice under section 662B of the Corporations Act regarding a buy out of the remaining holders of the Shares in the bid class;

(e) a person becoming a 100% holder of the Shares (as determined in accordance with section 665A(1) of the Corporations Act) through compulsory acquisitions under Part 6A.2 of the Corporations Act;

(f) the disposal of the Company's main undertaking; or

(g) such other circumstances as the Remuneration Committee may at any time determine,

then subject to the Corporations Act and the Listing Rules, the Remuneration Committee may in its sole discretion decide to waive the vesting conditions in clause 3.2 in relation to part of or all of the Options so the Options can be exercised immediately.

6. Entire agreement

6.1 This Agreement including the terms and conditions of the Option Plan as incorporated under clause 7, contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this Agreement and has no further effect.

6.2 This Agreement sets out the full extent of each party's obligations and liabilities in relation to its subject matter, whether in contract, tort, negligence, breach of statutory duty or otherwise.

7. **Terms and Conditions**

7.1 By signing this Agreement, you acknowledge that the terms and conditions of the Option Plan and in particular, clauses 6, 10 and 12 of the Option Plan have been read and incorporated as part of this Agreement.

7.2 To the extent that there is any inconsistency between this Agreement and the Option Plan, then this Agreement shall prevail.

8. **Inconsistency**

To the extent that there is any inconsistency between this Agreement and the Option Plan, then this Agreement shall prevail.

9. **No Assignment of Options**

9.1 Subject to clause 9.2, the Options may not be assigned, transferred or encumbered in any way by the Employee. Any such assignment, transfer or encumbrance of Options shall cause the Options to lapse immediately.

9.2 Clause 9.1 does not prevent the exercise in accordance with the terms and conditions of the Option Plan of Options by the estate of a deceased Option holder.

10. **Data Privacy Waiver**

10.1 Employee hereby agrees that the Company and its related bodies corporate are permitted to collect, store, hold, process and transfer personal (and sensitive) information and data relating to the Employee as part of its personnel and other business records and may use such information in the course of its business. Such information and data may include, but is not limited to, personal data, employment information and financial information. The Company and its related bodies corporate may use such data for compensation and benefit planning, to administer the Option Plan and other benefits plans, and otherwise in the course of its business.

10.2 Employee hereby agrees that the Company and its related bodies corporate may disclose or transfer such personal data or information to third parties, including parties situated outside the country in which the Employee works or resides, even if the recipient country has different data privacy laws than those in the country where the Employee works or resides.

10.3 This clause 10 applies to information and data held, used or disclosed in any medium.

11. **Governing Law**

This Agreement is governed by and must be construed in accordance with the laws of New South Wales.

SIGNED by **QRXPHARMA LIMITED** **ACN 102 254 151** in accordance with section 127 of the Corporations Act 2001:	)	
.... Signature of Director/Secretary	)	.... Signature of Director
.... Name of Director/Secretary	)	.... Name of Director

SIGNED by in the presence of:	)	
.... Witness	)	.... Signature of
.... Name of Witness (printed)	)	

TABLE OF CONTENTS

Dated: 2007

TERMS AND CONDITIONS OF THE

QRXPHARMA LIMITED

ACN 102 254 151

EMPLOYEE SHARE OPTION PLAN

Level 8 Angel Place 123 Pitt Street Sydney NSW 2000
GPO Box 983 Sydney NSW 2001 DX 101 Sydney
Tel 61 2 8233 9500 Fax 61 2 8233 9555
www.dbglaw.com.au

Ref: RGS/AEJ: 3354203

END